Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261496

PROSPECTUS

Up to 14,434,301 Shares of Common Stock

Up to 5,958,600 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus relates to the issuance by us of an aggregate of up to 5,958,600 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of (i) the issuance of up to 208,600 shares of Common Stock upon exercise of 208,600 warrants issued in a private placement to Big Cypress Holdings LLC (the “Sponsor”), in connection with the initial public offering of Big Cypress Acquisition Corp. (the “Private Placement Warrants”), and (ii) the issuance of up to 5,750,000 shares of Common Stock issuable upon exercise of 5,750,000 warrants issued in the initial public offering of Big Cypress Acquisition Corp. (the “Public Warrants,” and, together with the Private Placement Warrants, the “Warrants”). We will receive the proceeds from the exercise of any Warrants for cash.

This prospectus also relates to the offer and sale from time to time of up to 14,434,301 shares of Common Stock by the selling securityholders named in this prospectus or their permitted transferees (the “selling securityholders”), which consists of (i) 3,047,825 shares issued in a private placement to the Sponsor pursuant to the Securities Subscription Agreement, dated November 12, 2020, (ii) 10,685,978 shares issued to Christine Hamilton, Director of SAB Biotherapeutics, Inc. (the “Company”), (iii) 244,373 shares issued to Ladenburg Thalmann & Co. Inc. (“Ladenburg”) and certain of its employees, and (iv) 247,525 shares issued to Chardan Capital Markets LLC (“Chardan”) and certain of its employees and designees. We will not receive any proceeds from the sale of shares by the selling securityholders pursuant to this prospectus. We are registering the securities held by the selling securityholders for resale pursuant to that certain amended and restated registration rights agreement dated October 23, 2021 between us and the selling securityholders.

Our registration of the securities covered by this prospectus does not mean that the selling securityholders will offer or sell any of the shares of Common Stock. The selling securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of Common Stock, except with respect to amounts received by us upon exercise of the Warrants. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock. See the section titled “Plan of Distribution.”

The Common Stock and Public Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “SABS” and “SABSW”, respectively. On December 27, 2021, the last reported sales price of Common Stock was $9.03 per share and the last reported sales price of our Public Warrants was $2.01 per warrant.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. We are incorporated in Delaware.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 19 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated December 28, 2021

You should rely only on the information contained in this prospectus, any supplement to this prospectus or in any free writing prospectus, filed with the Securities and Exchange Commission. Neither we nor the selling securityholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the Securities and Exchange Commission. We and the selling securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling securityholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the selling securityholders, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such selling securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Common Stock issuable upon the exercise of any Warrants. We will not receive any proceeds from the sale of shares of Common Stock issuable upon exercise of the Warrants pursuant to this prospectus, except with respect to amounts received by us upon the exercise of the Warrants for cash.

Neither we nor the selling securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus titled “Where You Can Find More Information.”

On October 22, 2021 (the “Closing Date”), Big Cypress Acquisition Corp., a Delaware corporation and our predecessor company (“BCYP”), consummated the previously announced business combination (the “Business Combination”), pursuant to the terms of the agreement and plan of merger, dated as of June 21, 2021 and as amended on August 12, 2021 by the first amendment to the agreement and plan of merger (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among BCYP, Big Cypress Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of BCYP (“Merger Sub”), and SAB Biotherapeutics, Inc., a Delaware corporation (“OLD SAB”).

Pursuant to the Business Combination Agreement, on the Closing Date, (i) Merger Sub merged with and into OLD SAB (the “Merger”), with OLD SAB as the surviving company in the Merger, and, after giving effect to such Merger, OLD SAB was renamed SAB Sciences, Inc. and became a wholly-owned subsidiary of BCYP and (ii) BCYP changed its name to “SAB Biotherapeutics, Inc.” (“NEW SAB” or the “Company” or “SAB” or “SAB Biotherapeutics” f/k/a Big Cypress Acquisition Corp).

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of common stock and preferred stock of OLD SAB outstanding as of immediately prior to the Effective Time was exchanged for shares of our Common Stock based on the agreed upon OLD SAB equity value of $300 million (the “Equity Value”) and a conversion rate of $10.10; (ii) each outstanding vested and unvested option to purchase shares of OLD SAB common stock was exchanged for a comparable option to purchase our Common Stock, based on the Equity Value and a conversion rate of $10.10; and (iii) holders of vested options to purchase shares of OLD SAB common stock received, in the aggregate, 1,507,124 restricted stock units (the “Earnout RSUs”) related to shares of our Common Stock. Additionally, holders of OLD SAB common stock and preferred stock are entitled to receive their pro rata share of the shares of our Common Stock that were issued into escrow at the Closing (the “Earnout Shares”) which will be released if certain conditions are met within the five-year period following the Closing (the “Earnout Period”). The total number of Earnout Shares and shares underlying the Earnout RSUs equaled 12,000,000 shares of Common Stock, in the aggregate.

No fraction of a share of Common Stock was issued at the Closing, and each person who was otherwise entitled to a fraction of a share of Common Stock (after aggregating all fractional shares of Common Stock that otherwise would be received by such holder) received the number of shares of Common Stock rounded in the aggregate to the nearest whole share of Common Stock.

Unless the context otherwise requires, “NEW SAB,” “SAB,” “SAB Biotherapeutics,” “we,” “us,” “our,” and the “Company” refer to SAB Biotherapeutics, Inc. (f/k/a Big Cypress Acquisition Corp.), a Delaware corporation and its consolidated subsidiaries. All references to “BCYP” refer to the predecessor company prior to the consummation of the Business Combination. All references to “OLD SAB” refer to SAB Biotherapeutics, Inc., a Delaware corporation acquired by Merger Sub to effect the Business Combination and the Merger. All references herein to the “Board” refer to the board of directors of the Company (the “Board”). All references herein to the “Closing” refer to the closing of the transactions contemplated by the Business Combination Agreement, including the Merger and the Business Combination (collectively, the “Transactions”).

Neither we, nor any of our officers, directors, agents or representatives, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our right or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are a clinical-stage biopharmaceutical company focused on the development of powerful and proprietary immunotherapeutic polyclonal human antibodies to treat and prevent infectious diseases and autoimmune disorders, including infectious diseases resulting from outbreaks and pandemics such as the COVID-19 pandemic. Using private resources and more than $200 million of funds awarded from the U.S. Government emerging disease and medical countermeasures programs since September 2019, we have developed a novel drug development platform, that we refer to as our DiversitAb platform. This platform is based on the power of the human immune system and has the unique capability to generate large quantities of specifically targeted, high-potency, fully-human polyclonal antibodies without the need for convalescent plasma or human donors. Over a span of two decades, our founding scientists have refined, optimized, and advanced genetic engineering and antibody science to develop transchromosomic cattle (which we refer to as Tc Bovine) that produce fully-human antibodies. These Tc Bovine form a key component of our DiversitAb platform. We are leveraging our DiversitAb platform to develop product candidates with the potential to be first-in-class against novel targets or best-in-class against known, but complex targets that treat diseases with significant unmet medical needs, including: (i) infectious diseases such as COVID-19 and influenza, (ii) immune system disorders, including type 1 diabetes (T1D) and organ transplantation, and (iii) cancer.

We are currently advancing two lead clinical programs: SAB-185 and SAB-176.

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SAB-185 is a fully-human, specifically targeted, broadly neutralizing polyclonal antibody therapeutic candidate for the treatment of non-hospitalized patients with mild to moderate COVID-19. It is currently being assessed in a Phase 3 clinical trial as part of the ACTIV-2 master protocol, funded and conducted by the National Institute of Allergy and Infectious Diseases, part of the U.S. National Institutes of Health (the NIH) in collaboration with the AIDS Clinical Trials Group. In September of 2021, an independent Data Safety Monitoring Board (the DSMB) completed its prespecified interim analysis data review of the safety and efficacy of SAB-185 in the Phase 2 portion of the ACTIV-2 trial and recommended advancement to Phase 3, which commenced in October 2021. We expect to complete enrollment for the Phase 3 in the second quarter of 2022. SAB-185, generated from the full-length spike protein of the SARS-CoV-2 Wuhan strain, has shown neutralization of the Munich, Washington, South African, Delta, Lambda, and other circulating variant strains in preclinical and nonclinical studies. In addition, recent data has demonstrated that SAB-185 retains neutralization activity against the Omicron SARS-CoV-2 in an in vitro pseudovirus model.

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SAB-176 is an anti-influenza Type A & B human polyclonal antibody therapeutic candidate that is currently being evaluated in a Phase 2a challenge study. In December 2021, we reported topline data from the Phase 2a challenge study in adults infected with influenza virus demonstrating that SAB-176 met its primary endpoint. We plan to advance SAB-176 into a Phase 2b clinical study in immunocompromised patients, which is expected to begin in the second quarter of 2022 in the southern hemisphere.

In addition to our clinical programs, we are engaged in preclinical development of SAB-142 for potential use in two indications: T1D and organ transplant. We also have ongoing discovery-stage research collaborations with global pharmaceutical companies, including CSL Behring (the largest human plasma company), addressing targets in oncology, autoimmune, infectious, and idiopathic diseases.

In addition, recent data has demonstrated that SAB-185 retains neutralization activity against the Omicron SARS-CoV-2 in an in vitro pseudovirus model. The data were generated by scientists at the US Food and Drug Administration (FDA) Center for Biologics Evaluation and Research (CBER).

In this study, FDA researchers evaluated SAB-185 using a lentiviral-based pseudovirus assay conducted in a BSL2 environment that incorporates a stable 293T cell line expressing human angiotensin converting enzyme 2 (ACE2) and transmembrane serine protease 2 (TMPRSS2). The results indicate that SAB-185 retains a potent ability to neutralize recombinant S protein lentiviral pseudovirus that mimics the SARS-CoV-2 Omicron (B.1.1.529) variant.

Although SAB-185 retained potent neutralization of the Omicron variant, it did show a mild-moderate reduction in potency compared to the wild type. Due to the nature of polyclonal antibodies, it is important to note that neutralization is only one component of overall efficacy which can potentially provide therapeutic benefit to patients. For example, polyclonal antibodies can effectively block receptors used for viral entry by binding to multiple epitopes on the receptor binding domain and activation of immune effector cells which are not evaluated in this study. The versatility of our platform also provides the capability to quickly add strains and adjust to new variants through strain change supplements to our regulatory filings. To that end, we are moving to optimize SAB-185 by adding activity to the Omicron variant by hyperimmunizing a portion of the Tc bovine SAB-185 production herd to an Omicron specific immunogen.

In this study, the inhibitory concentration at 50% of SAB-185 was determined against pseudovirions containing mutations in the spike protein and compared to the wild-type virus, to determine the ratio between the two. As can be seen on the table above to the left in the IC50 ratio column, no significant impact on the IC50 ratio was observed for any of the tested mutant strains including the current most prevalent strain in the U.S., the Delta variant. This indicates that SAB-185 is retaining neutralization potency to these existing SARS-CoV-2 variants of concern and potentially future emerging variants. In addition, specific virus point mutations like the E484K mutation are known to escape some monoclonal antibody therapeutics, which is indicated on the heatmap to the right are all fully neutralized by SAB-185.

Recent Milestones

Since September 2019, we achieved multiple milestones, including:

•	Established proof-of-concept for our DiversitAb platform.

•	Fully enrolled Phase 2a challenge study for SAB-176 in adults infected with influenza virus.

•	Advanced to Phase 3 of NIH-Sponsored ACTIV-2 Trial based upon DSMB at interim analysis for SAB-185 (COVID-19) and commenced enrollment.

•	Announced topline data demonstrating SAB-176 met its primary endpoint in our Phase 2a challenge study in adults infected with influenza virus.

•	Announced that recent data demonstrated that SAB-185 retains neutralization activity against the Omicron SARS-CoV-2 in an in vitro pseudovirus model.

Proprietary DiversitAb Platform

Our proprietary DiversitAb platform gives us the unique ability to generate targeted, fully-human, polyclonal antibodies without the need for human donors or serum. These diverse and high potency antibodies can be targeted to viruses, bacteria, toxins, and human immunogen targets. The current platform relies on advanced genetic engineering that functionally replaces bovine antibodies with human antibodies (resulting in our Tc Bovine) produced from the full germ-line repertoire of human antibody heavy chain and kappa light chain genes on an engineered human artificial chromosome. The human antibody genes have been further engineered to efficiently produce a diverse repertoire of human immunoglobulin G (which is referred to as IgG) in bovine B-cells in response to specifically targeted immunogens as a result of the hyperimmunization of the Tc Bovine. Bovine were selected because they are large animals that produce large amounts of plasma with high concentrations of antibodies and respond effectively to immunogen challenge by producing high potency, high avidity polyclonal antibodies.

The novel capability of the DiversitAb platform in harnessing the natural human biological immune response makes our platform well-suited to address infectious diseases and immune system disorders, presenting potential opportunities for new therapies to address unmet medical needs.

The following graphic depicts the main elements of product development and manufacturing using our DiversitAb platform:

Through our DiversitAb platform, we have engineered a systematic therapeutic engine that emulates the way that nature synergistically targets the complexity of human disease. The discovery, development and production process represent a “plug-and-play” approach:

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Develop Immunogen for Disease Target. An immunogen is developed for a specific target. The platform is designed to address virtually any target including bacteria (whole killed), viruses, toxins, plasmid DNA, cells, and human tissues.

•	Hyperimmunize Tc Bovine. Tc Bovine are genetically engineered to produce fully-human antibodies, and then hyperimmunized with the immunogen, driving the immune response beyond protective levels.

•	Collect Plasma. The target specific human antibodies are collected from the Tc Bovine as plasma donations.

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Isolate Human Antibodies. Human antibodies are then isolated from the plasma through a plasma fractionation process and tested per established protocols. These antibodies are then ready for use as a human immunotherapy treatment or prophylactic.

Our DiversitAb platform is replicable and scalable. We believe that targeted human antibodies can be produced to counteract the same immunogen or multiple immunogens in as many Tc Bovine as necessary to generate sufficient doses of any target product. We can scale manufacturing by adding more Tc Bovine that are hyperimmunized to produce more plasma. Downstream processing primarily involves plasma fractionation to purify human IgG from all other plasma proteins to meet product specifications. Consistency of product is achieved by testing the potency of antibodies contained in each plasma collection and then combining plasma collections in a manufacturing pool that generates specified potencies within a specified antibody protein concentration.

We believe that the speed with which we can deploy our DiversitAb platform to develop countermeasures for emerging diseases and pandemics represents a significant advantage relative to other antibody manufacturers. We have successfully utilized our DiversitAb platform technology to generate early proof-of-concept and initial clinical lots that address specified immunotherapy targets in as little as 90 days, including completion of IND-enabling studies, in response to the emerging COVID-19 pandemic.

We have vertically integrated the platform technology across a significant series of value inflection points. Our capabilities include advanced animal reproduction methods (cloning) to produce Tc Bovine, animal husbandry, immunogen development, plasma collection, plasma purification, drug substance manufacturing and product fill/finish, nonclinical and clinical study management, quality assurance, quality control, regulatory compliance, and program collaboration. We have built a broad-based network of third-party collaborators, service providers, vendors, consultants, and government partners that can help support each of these vertically integrated activities.

Rapid Response Antibody Program

Since our founding in 2014, we have employed the DiversitAb platform to complete pre-clinical development of a dozen new products under a rapid timeline. Through commercial and government collaborations, we have produced new products from target identification through completion of IND-enabling studies in as little as 90 days. This timeline includes product concept, identifying and producing an immunogen, hyperimmunization of Tc Bovine, collection of plasma, purification of antibodies and initial potency assays to qualify the product candidate. We continue to innovate and vertically integrate workstreams to discover and develop products. Through a replicable combination of complex proprietary engineering and industry standard purification processes, we have demonstrated the ability to produce effective, high potency human polyclonal antibodies for a variety of targets. In response to the COVID-19 pandemic and the need for an effective therapeutic, we were able to advance SAB-185 from immunogen to the clinic in 128 days.

Our current agreement with Joint Program Executive Office-Enabling Biotechnologies (JPEO-EB) within the Department of Defense (DOD) was specifically directed to rapidly develop a medical countermeasure to Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2), the result of which became SAB-185. The initial agreement was designed as a staged escalation of our Rapid Response Antibody Program to known and unknown targets. This initial scope, including additional funding support through the Defense Health Authority and Biomedical Advancement Research and Development Authority (BARDA), and inclusion in the Countermeasures Acceleration Group (formerly Operation Warp Speed), was expanded to include SARS-CoV-2. As a result of our COVID-19 pandemic response, we successfully demonstrated our Rapid Response Antibody Program.

The work we have completed to date has also resulted in significant increases in production capacity and accelerated advancement of our capability to provide a readiness system at scale. Current Rapid Response Antibody Program activity focuses on continued clinical development support for SAB-185, commercial scale production of finished product, and completing the framework for a vertically integrated product development system that manages products from discovery through licensure and commercial manufacturing on a condensed timeline.

Pipeline Programs

We are leveraging our DiversitAb platform to advance a robust pipeline of differentiated antibody-based therapies for the treatment of infectious diseases and immune system disorders. We are focused on developing product candidates where we believe a differentiated human polyclonal approach has the greatest potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets to treat diseases with significant unmet medical needs, including (i) infectious diseases such as COVID-19 and influenza, (ii) immune system disorders, including T1D and organ transplantation, and (iii) cancer.

We believe route of administration is also an important component of the ability to access specific markets. While we are currently testing our lead programs using intravenous administration, we are pursuing the development of alternate routes of administration as an expansion of our market reach. These include intramuscular and sub-cutaneous administration methods.

The following summarizes the status of the drug candidates in our current pipeline:

SAB-185 (COVID-19)

SAB-185 is a fully-human, specifically targeted, highly potent, and broadly neutralizing human polyclonal antibody therapeutic candidate for COVID-19. SAB-185, generated from the full-length spike protein of the SARS-CoV-2 Wuhan strain, has shown neutralization of the Munich, Washington, South African, Delta, Lambda, and other variant strains in preclinical and nonclinical studies. In addition, recent data has demonstrated that SAB-185 retains neutralization activity against the Omicron SARS-CoV-2 in an in vitro pseudovirus model. Preclinical data has shown SAB-185 to be significantly more potent than human-derived COVID-19 convalescent IgG. We have completed multiple clinical and nonclinical studies to date, including a Phase 1 trial in healthy volunteers, and a Phase1b trial and a Phase 2 trial, both in COVID-19 patients. SAB-185 is currently being evaluated in an ongoing Phase 3 clinical trial, with full enrollment expected in the second quarter of 2022.

We are advancing SAB-185 in collaboration with the U.S. Government, as part of the Countermeasures Acceleration Group, formerly Operation Warp Speed. We filed the IND application, produced the initial clinical doses and entered the Phase 1 clinical trial in just 128 days from the program initiation. SAB-185 was designed and developed without the need for human convalescent plasma or human B-cell donations. The SAB-185 program aims to address the urgent need for readily accessible, safe, and efficacious therapies to treat COVID-19 and provides an important response model for future threats.

Our Rationale for the Development of SAB-185 Polyclonal Antibody for Treatment of COVID-19

We began development of SAB-185 around the middle of March 2020, when the seriousness of the pending pandemic became evident. We immediately procured DNA sequences of the full-length spike protein and began DNA immunization of the Tc Bovine. DNA from the immunizations incorporated into the cells of the Tc Bovine and began producing SARS-CoV-2 Spike Protein that initiated and immune response in the animals. The animals were immunized twice with the DNA immunization, three weeks apart. During this time, we developed a full-length spike protein that was delivered to the Tc Bovine three weeks after the second DNA immunization. Plasma was collected from these animals on day 8, 11, and 14 after this third spike protein immunization. The plasma was pooled and used as the raw material to purify the Anti-SARS-CoV-2 human polyclonal antibodies in our proprietary purification process. The initial clinical lot was released in June 2020 and the pre-clinical studies were completed and the Initial New Drug Application was filed on July 6, 2020 with the U.S. Food and Drug Administration (FDA) agreeing to allow the start of the Phase 1 and Phase 1b clinical trials on July 31, 2020.

Phase 3 Trial

The Phase 3 portion of the ACTIV-2 trial is a randomized, unblinded, active comparator-controlled adaptive platform study that is assessing the clinical safety and efficacy of SAB-185 at a dose of 3,840 unit/kg

(approximately 750 mg total dose in a 100 kg human) compared to active control monoclonal antibody treatment in people with mild to moderate COVID-19 who are at higher risk for progression to hospitalization, enrolling approximately 600 participants to receive the investigational agent SAB-185 and 600 to receive an active comparator. The primary outcome measures of the Phase 3 trial will include safety and non-inferiority for the prevention of a composite endpoint of either hospitalization or death from any cause through study day 28. More information on the Phase 3 trial can be found at the ClinicalTrials.gov website (Identifier: NCT04518410). Assessment of SAB-185 in the Phase 3 trial is ongoing with more than 130 sites having been activated, including outside of the United States, and more than 30 sites currently enrolling worldwide. The first patient in the Phase 3 trial was dosed in early October 2021 and we currently expect enrollment to be complete by the end of the second quarter of 2022.

Phase 2 Trial

The Phase 2 portion of the trial for SAB-185 began in the second quarter of 2021. ACTIV-2 is a COVID-19 master protocol sponsored and funded by the NIH, in collaboration with the AIDS Clinical Trials Group. The Phase 2 trial was in ambulatory patients, with 110 participants in each of two cohorts, and a control group.

In September 2021, we announced that the DSMB had completed its prespecified interim analysis data review of the safety and efficacy of SAB-185 in the Phase 2 portion of the ACTIV-2 trial and recommended advancement to Phase 3 based on meeting pre-defined graduation criteria. We are expecting to receive final data from the Phase 2 trial in the first half of 2022.

Both the lower dose of 3,840 units/kg (approximately 750 mg total dose in a 100 kg human) and the higher dose of 10,240 units/kg (2000 mg total dose in a 100 kg human) of SAB-185 tested in Phase 2 met the pre-defined efficacy goal for advancement to Phase 3 and appeared safe at the interim analysis. NIH and SAB researchers decided to assess the lower SAB-185 dose in Phase 3.

Phase 1 Trials

The Phase 1 trial, started in July 2020, was a randomized, double-blind, placebo-controlled study of four cohorts consisting of a total of 28 subjects, at dose levels of 10 mg/kg, 25 mg/kg, 25 mg/kg on two occasions, or 50 mg/kg of SAB-185, or normal saline. All subjects have concluded their participation. A description of this study can be found at the ClinicalTrials.gov website under the identification code of NCT04468958. The primary endpoint(s) were the incidence and severity of adverse events and Serious Adverse Events (SAEs) or transfusion-related adverse events at day 29. Secondary endpoints included the incidence and severity of adverse events and SAEs through day 90, among others. The DSMB monitored adverse events after each cohort was infused. The DSMB recommended that each later cohort could be infused with the next highest dose according to the study protocol. No SAB-185-related SAEs were identified by the DSMB, though some anticipated adverse events were noted in both the SAB-185 and placebo participants. Interim aggregate data from the 10mg/kg and 25mg/kg cohorts from this study, including safety data, were submitted to the FDA.

The Phase 1b trial, started in August 2020, was a randomized, double-blind, placebo-controlled study of three cohorts consisting of a total of 21 subjects, at dose levels of 10 mg/kg, 25 mg/kg, or 50 mg/kg of SAB-185 or normal saline. A description of this study can be found at the ClinicalTrials.gov website under the identification code NCT04469179. The primary endpoint(s) were the incidence and severity of adverse events and SAEs or transfusion-related adverse events at day 29. Secondary endpoints included the incidence and severity of adverse events and SAEs through day 90 and measurement of SARS-CoV-2 quantitative reverse transcriptase polymerase chain reaction (qRT-PCR) results of the naso/oropharynx at various times. The DSMB monitored adverse events after each cohort was infused and recommended that each later cohort could be infused with the next highest dose according to the study protocol. No SAB-185-related SAEs were identified by the DSMB though adverse events were noted in both the SAB-185 and placebo participants. Interim aggregate data from the 10mg/kg and 25mg/kg cohorts from this study, including safety data, were submitted to the FDA.

After completion of the Phase 1 trials, the FDA allowed SAB-185 to progress into an adaptive COVID-19 Phase 2 as part of the ACTIV-2 protocol, which can be found at ClinicalTrials.gov website under the identification code NCT04518410, sponsored and conducted by the NIH.

SAB-176 (Severe Influenza)

SAB-176 is a multivalent, broadly neutralizing fully-human polyclonal antibody therapeutic candidate in development for the treatment or prevention of severe influenza. This novel, specifically targeted high-potency immunotherapy leverages the natural human immune response and is designed to bind and neutralize both type A and type B influenza, including emerging and mutating strains. It may also be modified to address annual strain changes when needed. Nonclinical data suggests that SAB-176 offers broad protection against diverse influenza strains, even those that were not specifically targeted, potentially because of its strong cross-reactive potencies to conserved epitopes. We have completed multiple clinical and nonclinical studies to date, including a Phase 1 trial in healthy volunteers, and a Phase 2a challenge study that was initiated in June 2021. SAB-176 has the potential to complement seasonal vaccine programs, to achieve better efficacy than small molecule anti-influenza antivirals in the general population, to avoid development of resistant strains and to serve as a protective prophylactic in high-risk populations. This promising therapy is well-suited to address highly mutating viruses that have significant annual health impacts as well as pandemic potential.

Phase 2a Challenge Trial

In December 2021, we announced topline data for a Phase 2a challenge trial that was initiated in June 2021. This was a randomized, double-blind, placebo-controlled study evaluating the safety and treatment efficacy of SAB-176 in 60 healthy adults challenged with a pandemic influenza virus strain (pH1N1). Participants were randomized to receive either SAB-176 (25 mg/kg dose) or placebo and were intranasally inoculated with pandemic H1N1 (2009/California) virus, and nasopharyngeal swabs were taken 8 days after inoculation.

The primary endpoint of the study was reduction of the nasopharyngeal viral load of subjects treated with SAB-176 (expressed as area under the curve, or AUC) compared to those receiving placebo over an 8-day timepoint as measured by qRT-PCR. SAB-176 met the primary endpoint of significantly reducing patient pH1N1 influenza viral load in the treated subjects (p = 0.026, one sided).

A secondary endpoint of the challenge study was reduction of clinical flu signs and symptoms in the subjects receiving active treatment (n=8) compared to placebo controls (n=12) for those who had signs and symptoms. SAB-176 achieved statistical significance in meeting the secondary endpoint at Day 4 (p = 0.013, one sided) in symptomatic patients. A full analysis and data readout is being prepared and expected in the first half of 2022.

In this study, SAB-176 also appeared to be safe and well tolerated. No SAB-176-related SAEs were observed, and most adverse events were mild to moderate. Based on these positive efficacy and safety results, we plan to further evaluate SAB-176 in a global clinical trial in the second quarter of 2022.

Phase 1 Trial

SAB-176 was evaluated in an ascending dose, double-blind, randomized, placebo-controlled Phase 1 safety trial in 27 healthy volunteers in 2020. The FDA allowed us to initiate a Phase 1 trial in healthy adults based on the safety profile in the preclinical data set. A Safety Review Committee (SRC) monitored adverse events after each cohort was infused and recommended that each later cohort could be infused with the next highest dose according to the study protocol. Although anticipated adverse events were noted among the SAB-176 and placebo participants, no drug related SAEs were identified by the SRC. A final study report is expected in the first quarter of 2022.

SAB-142 (Organ Transplant & Type 1 Diabetes)

We are currently advancing therapeutic candidates through its SAB-142 program for organ transplant induction and organ transplant rejection, as well as a related program to address T1D. We are also conducting an undisclosed autoimmune target research effort under a research collaboration agreement with CSL Behring. The collaboration is exploring the potential of new therapies to treat challenging autoimmune and idiopathic diseases using polyclonal antibodies generated by our DiversitAb platform. We are sharing research program and related costs with CSL Behring. The collaboration may lead to subsequent development and commercialization agreements.

Potentially Significant Opportunity in Transplant

SAB-142 is a fully-human anti-thymocyte globulin (ATG) candidate for preventing organ transplant rejection. Current approved ATG products are sourced from animals, including transplant market leader rabbit-derived Thymoglobulin, and equine-derived ATGAM. A human ATG alternative has the potential for higher potency without toxicity, presenting a potential opportunity to redefine the standard of care. Dosing advantages of a human ATG may include a longer half-life and potential for repeat dosing, without significant potential to generate serum sickness or anaphylaxis, which can be caused by the presence of animal proteins in the current therapies.

Despite broad use, there are several limitations of approved ATG products. Risks of serum sickness and anti-drug antibody (ADA) formation have limited use of animal ATG products, with rates of serum sickness >30% and repeat dosing not recommended. Therefore, physicians typically reserve its use for immune induction or acute rejection – but not both. A human alternative such as SAB-142 is expected to have several advantages over ATG animal antibody products. In the established transplant market, a human ATG that has a reduced risk of adverse events such as serum sickness has the potential to penetrate the current market and expand existing clinical use.

SAB-142, has demonstrated a comparable profile in vitro to approved animal ATG products–equine-derived ATGAM and rabbit-derived Thymoglobulin. The Tc Bovine-derived human ATG has also demonstrated higher potency compared to Thymoglobulin in vitro. We expect to show improved safety, dosing, and efficacy profiles for our human ATG program in future human studies.

Therapeutic Potential in New-Onset Type 1 Diabetes

A potentially significant application for SAB-142 is for the delay or prevention of the onset of T1D, a serious lifelong autoimmune disease. T1D affects 1.6 million people and there are 60,000+ new diagnoses each year in the U.S. alone. The full potential of agents such as Thymoglobulin to delay or prevent T1D is limited by the unsuitability of animal products for repeat dosing. SAB-142 represents an opportunity to offer a novel fully human alternative to rabbit- or equine-derived ATG antibodies, that has the potential for re-dosing and avoids current risk factors such as serum sickness, anaphylaxis, and loss of efficacy of currently available therapies. Based on results of a Phase 2 clinical trial conducted by Dr. Michael Haller at the University of Florida, a single dose of rabbit ATG (Thymoglobulin) showed sustained benefit in T1D over two years by maintaining significantly higher C-peptide levels (a marker of pancreatic beta cell function) than placebo controls. However, more than 65% of treated patients in this study acquired serum sickness due to infusion of an animal antibody (rather than human) that included rash, 3-4 days of malaise, fever, and joint swelling. The symptoms often required treatment with steroids that worsens diabetes management and reduces capacity to give the rabbit ATG again as C-peptide levels begin to drop as shown in the graph below. In addition to potentially preserving beta cell function in early T1D patients, a human ATG like SAB-142 could open the possibility of re-dosing when clinically meaningful indicators such as C-peptide levels and glycosylated hemoglobin blood tests indicate worsening disease, without the potential risk of inducing the major immune reactions that can occur with fully-animal antibodies. We plan to initiate additional IND-enabling studies for SAB-142 in the first quarter of 2022.

Discovery Programs

Oncology (Undisclosed Targets)

We have the potential to develop polyclonal therapeutic candidates that address multiple aspects of cancer. We are pursuing undisclosed target opportunities for which we expect to release early developmental data in the first half of 2022.

We believe that the DiversitAb platform will lead to oncology applications for our polyclonal antibodies because of our potential to address mutations, polymorphisms, and resistance pathways. Our human polyclonal antibodies may offer advantages as cancer therapies, including:

•	Multi-targeting – Ability to simultaneously target multiple modalities of cancer in a single product.

•	Multivalency – Leverages native immune response–polyclonal antibodies–with binding to multiple epitopes to address mutations.

•	Metastasis Prevention – Literature suggests human polyclonal IVIG antibodies may help prevent tumor metastases.

•	Effector Function – Enhanced effector functions such as antibody-dependent cellular cytotoxicity and complement dependent cytotoxicity.

•	Replicability – Developed antibodies against a variety of oncology targets using our DiversitAb platform.

We have recruited and deployed an oncology-focused team with the goal of pioneering polyclonal antibodies for use in treating cancer. We have filed several patent applications and expect to demonstrate initial proof-of-concept in oncology in the first half of 2022.

Human Immune Globulin–IgG (Immune Disorder)

We have the potential to develop polyclonal therapeutic candidates that address immune system disorders for which Fc receptor (FcR), particularly FcRn, binding is the mode of action for efficacy. These receptors that bind the Fc portion of immunoglobulins link the humoral and cellular compartments of the immune system and have important functions in activation and down-regulation of the immune response. Many human immune disorders are caused by abnormality of the FcR regulatory system. In 1968, Sinclair, et. al. (Nature 220, 1048-1049) recognized the contribution the Fc fragment of Human Immune Globulin plays in immune system regulation. Intravenous immunoglobulin (IVIG) is widely used in immunotherapy for a large number of autoimmune and inflammatory diseases (Galeotti, et. al., International Immunology 29:11, 491-498, 2017).

Manufacturing Strategy

In support of our operations, we currently operate two plasma fractionation purification facilities in Sioux Falls, South Dakota: a 50L scale cGMP suite that has produced clinical grade drug product, and a 200L scale clean room that was completed in 2021 and is currently being validated to produce clinical grade drug substance and drug product. The 200L facility is expected to generate drug product in 2022.

In addition, we maintain substantial laboratory facilities and operations in Sioux Falls, South Dakota for product development and testing, quality control and discovery. We recently initiated our own internal immunogen development capabilities and significantly scaled production capacity to accommodate the Tc Bovine immunizations required for SAB-185 production. We have also recently initiated an expansion of our research and development laboratory facilities to accommodate expansion in oncology research, clinical testing, and discovery.

Our Tc Bovine are housed at dedicated specialty facilities that cater to the production, health, safety, and welfare of the animals, and provide plasma production at commercial scale for our products. The upstream process is easily scalable. Animals donate plasma three times per month (2.1% of bodyweight each time). To produce more product, more animals must be immunized for a target.

Advanced clinical product for SAB-185 was produced at CSL Behring. We are presently engaged in discussions with additional third-party contract manufacturers to manufacture commercial drug substance and drug product at commercial scale.

Intellectual Property

We expect our global patent protection to extend beyond 2033 with respect to producing commercial scale human antibodies using our chromosome engineering that generates high concentrations of human antibodies in ungulates. However, we recognize that the area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, which may affect those rights.

As of December 21, 2021, our patent portfolio includes 40+ issued patents or pending applications in 12 patent families. We have made strategic filings in multiple jurisdictions in the United States, Australia, Canada, China, Europe, France, Germany, Japan, Korea, New Zealand, United Kingdom, Hong Kong, India, Mexico, and Russia, in these 12 patent families.

Summary of Risk Factors

Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under the section titled “Risk Factors” in this prospectus. The below summary is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should consider carefully the risks and uncertainties described under the section titled “Risk Factors” as part of your evaluation of an investment in our securities:

•

we are a clinical-stage biopharmaceutical company and have incurred significant losses since our inception. Although we realized net income in the fiscal year ended December 31, 2020, we may incur losses for the foreseeable future and may not be able to generate sufficient revenue to maintain profitability;

•	we have limited operating history makes future forecasting difficult;

•	our product candidates are in preclinical or early-stage clinical development;

•

we our highly dependent on the success of our product candidates and if we are unable to successfully complete clinical development, obtain regulatory approval for or commercialize one or more of our product candidates, or if we experience delays in doing so, our business will be materially harmed;

•

the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed;

•

regulatory approval for the genetic modification of animals, including those from which antibodies are isolated for injection into human patients, requires the approval of a New Animal Drug Application, which can be a lengthy and expensive process with uncertain outcomes, delays to which could substantially harm our business;

•

the future commercial success of our product candidates will depend on the degree of market acceptance of our potential products among physicians, patients, healthcare payers, and the medical community;

•

we have received awards from the U.S. Government in multiple projects over the course of operations, some of which include Government Purpose Rights, Government Limited Rights, and rights of publication;

•	failure to successfully identify, develop and commercialize additional products or product candidates could impair our ability to grow;

•

if our clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize our product candidates;

•	if our competitors develop more effective competing product candidates our business will be substantially harmed;

•	we depend upon senior management and senior scientific staff, and their loss or unavailability could put us at a competitive disadvantage;

•

we expect to rely on third parties to assist in conducting our clinical trials and manufacturing commercial supply of our products and if they do not perform satisfactorily, we may not be able to obtain regulatory approval or commercialize our product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed;

•	we are subject to manufacturing risks that could substantially increase the costs and limit supply of product candidates or prevent us from achieving a commercially viable production process;

•	outbreaks of livestock diseases and other events affecting the health of our bovine herd can adversely impact our ability to conduct our operations and production of our product candidates;

•	we are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations;

•

security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and reputation;

•	interruptions resulting from the COVID-19 outbreak or similar public health crises could cause a disruption of the development of our product candidates and adversely impact our business;

•	our success may depend on our ability to maintain the proprietary nature of our technology;

•	we may become involved in litigation to protect or enforce our patents or the patents of our collaborators or licensors, which could be expensive and time-consuming; and

•	if patent laws or the interpretation of patent laws change, our competitors may be able to develop and commercialize our discoveries.

•

we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment; and

•	we might not be able to comply with the continued listing standards of Nasdaq.

•	insiders have substantial influence over the Company, which could limit your ability to affect the outcome of key transactions, including a change of control;

•

we may issue additional shares common stock (including upon the exercise of warrants or conversion of preferred stock) which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders;

•	we may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless;

•	our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this registration statement;

•

we will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, financial condition, and results of operations; and

•	we are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors.

The risks described above should be read together with the text of the full risk factors described in the section entitled “Risk Factors” and the other information set forth in this prospectus, including our consolidated financial statements and the related notes. The risks summarized above or described in this prospectus are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and future growth prospects.

Corporate Information

We were incorporated in the State of Delaware on November 12, 2020, as a special purpose acquisition company under the name Big Cypress Acquisition Corp. (BCYP). On January 14, 2021, BCYP completed its initial public offering. On October 22, 2021, BCYP consummated a business combination with SAB Biotherapeutics, Inc., which changed its name to SAB Sciences, Inc. In connection with the closing of the business combination, BCYP changed its name to SAB Biotherapeutics, Inc. and SAB Sciences, Inc. became a subsidiary of SAB Biotherapeutics, Inc.

Our principal executive offices are located at 2100 East 54th Street North Sioux Falls, South Dakota 57104, and our telephone number is (605)-679-6980. Our corporate website address is www.sabbiotherapeutics.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Implications of Being an Emerging Growth Company

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in this prospectus, our periodic reports and our proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our common stock that is held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2026.

THE OFFERING

Shares of Common Stock offered by the Company

We are registering the issuance by us of 5,958,600 shares of Common Stock, which consists of (i) the issuance of up to 208,600 shares of Common Stock upon exercise of 208,600 warrants issued in a private placement to Big Cypress Holdings LLC (the “Sponsor”), in connection with the initial public offering of Big Cypress Acquisition Corp. (the “Private Placement Warrants”), and (ii) the issuance of up to 5,750,000 shares of Common Stock upon the exercise of 5,750,000 warrants issued in the initial public offering of Big Cypress Acquisition Corp. (the “Public Warrants,” and, together with the Private Placement Warrants, the “Warrants”).

The exercise price of the Warrants is $11.50 per share.

We will receive the proceeds from the exercise of any Warrants for cash.

We will receive up to an aggregate of approximately $68.5 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. See the section titled “Use of Proceeds.”

Shares of Common Stock offered by the selling securityholders	We are registering the resale by the selling securityholders named in this prospectus, or their permitted transferees, and aggregate of 20,392,901 shares of Common Stock, consisting of:

• up to 3,047,825 shares held by the Sponsor;

• up to 10,685,978 shares held by a member of the Board;

• up to 244,373 shares held by Ladenburg and certain of its employees;

• up to 247,525 shares held by Chardan and certain of its employees and designees; and

• up to 5,958,600 shares of Common Stock issuable upon the exercise of the Warrants.

We will not receive any proceeds from the sale of shares by the selling securityholders pursuant to this prospectus.

Redemption	The Public Warrants are redeemable in certain circumstances. See the section titled “Description of Our Securities — Warrants.”

Lock-up agreements	Certain of our securityholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See the section titled “Certain Relationships and Related Party Transactions - Lock-Up Agreements.”

Terms of the offering	The selling securityholders will determine when and how they will dispose of the securities registered for resale under this prospectus.

Use of proceeds	We will not receive any proceeds from the sale of shares Common Stock by the selling securityholders.

Risk factors	Before investing in our securities, you should carefully read and consider the information set forth in “Risk Factors” beginning on page 19.

Nasdaq ticker symbols	“SABS” and “SABSW”

For additional information concerning the offering, see “Plan of Distribution” beginning on page 172.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Special Note Regarding Forward-Looking Statements,” you should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and related notes included at the end of this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our securities. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our securities could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business and Operations

We are a clinical-stage biopharmaceutical company and have incurred significant losses since our inception. Although we realized net income in the fiscal year ended December 31, 2020, we may incur losses for the foreseeable future and may not be able to generate sufficient revenue to maintain profitability.

We are a clinical-stage biopharmaceutical company. We expect to experience variability in revenue and expenses which makes it difficult to evaluate our business and prospects. As such, we have incurred and anticipate that we will continue to incur significant operating losses in the foreseeable future. Our historical losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of product candidates as well as costs incurred for research programs and from general and administrative costs associated with these operations. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials and regulatory compliance activities that, together with anticipated general and administrative expenses, will result in incurring further significant losses for the next several years. We expect that our operating expenses will continue to increase significantly, including as we:

•	continue the research and development of our clinical- and preclinical-stage product candidates and discovery stage programs, including the clinical trials of SAB-185 and SAB-176;

•	advance our preclinical-stage product candidates into clinical development;

•	invests in our technology and platform;

•	seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	market and sell our solutions to existing and new partners;

•	hire additional clinical, quality control, medical, scientific and other technical personnel to support our operations;

•	maintain, expand, enforce, protect, and defend our intellectual property portfolio;

•	create additional infrastructure to support operations;

•	add operational, financial, and management information systems and personnel to support operations as a public company;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•

undertake any pre-commercialization activities to establish sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own or jointly with third parties; and

•	experience any delays or encounter issues with any of the above.

Biopharmaceutical product development entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, secure market access and reimbursement and become commercially viable, and therefore any investment in us is highly speculative. Accordingly, before making an investment in us, you should consider our prospects, factoring in the costs, uncertainties, delays and difficulties frequently encountered by companies in clinical development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they would otherwise be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products. We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives.

Our expenses could increase beyond expectations for a variety of reasons, including as a result of our growth strategy and the increase in the scope and complexity of our operations. In executing our strategy and plans to invest in enhancing and scaling our business, we will need to generate significant additional revenue to achieve and maintain future profitability. We may not be able to generate sufficient revenue to achieve profitability and our recent and historical growth should not be considered indicative of future performance.

Our limited operating history makes future forecasting difficult.

We commenced operations in April 2014. As a result of our limited operating history, it is difficult to accurately forecast revenues or to predict operating expenses. Our current and future expense estimates are based, in large part, on our estimates of future revenue and on our research, development and commercialization plans. In particular, we plan to increase operating expenses significantly in order to expand our research, development and sales and marketing operations. To the extent that these expenses precede increased revenue, our business, results of operations and financial condition would be materially adversely affected. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. Therefore, any significant shortfall in revenue in relation to our expectations would also have a material adverse effect on our business, results of operations and financial condition.

The successful development of pharmaceutical products is highly uncertain.

We currently have no products approved for sale and are investing substantially all of our efforts and financial resources in the development of our DiversitAb platform and clinical development of our current lead programs. The success of our business, including our ability to finance our company and generate any revenue in the future, will primarily depend on the successful development, regulatory approval and commercialization of therapeutic biological product candidates. We will need to raise sufficient funds for, and successfully complete, our preclinical development programs and future clinical trials of product candidates for our lead programs.

There is no guarantee that any product candidate we develop will proceed into and through clinical development or achieve regulatory approval to allow such products to be commercialized. Successful development of therapeutic biological products is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	preclinical study results may show the product candidate to be less effective than desired or to have harmful side effects;

•

clinical trial results may show the product candidates to be less effective than expected (for example, a clinical trial could fail to meet its primary or key secondary endpoint(s)) or have an unacceptable safety or tolerability profile);

•

the length of time necessary to complete clinical trials and submit an application for marketing approval for a final decision by a regulatory authority varies significantly from over product candidates;

•	failure to receive the necessary regulatory approvals or a delay in receiving such approvals; or

•	post-marketing approval requirements.

Even if we are successful in obtaining marketing approval, commercial success of any approved products will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations in the United States or country specific governmental organizations in foreign countries, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors were not to provide coverage and adequate reimbursement for our products once approved, market acceptance and commercial success would be reduced.

In addition, if any of our product candidates receive marketing approval, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration, and will need to continue to comply (ensure that our third-party providers comply) with current Good Manufacturing Practices (cGMPs), and good clinical practices (GCPs), for any clinical trials that we conduct post-approval. In addition, there is always the risk that we, a regulatory authority or a third party might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any failure to comply or other issues with our product candidates post-approval could adversely affect our business, financial condition and results of operations.

All of our product candidates are in preclinical or clinical development. Clinical drug development is expensive, time consuming and uncertain, and we may ultimately not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities, which regulations differ from country to country. Our product candidates are in various stages of development and are subject to the risks of failure typical of drug development. The development and approval process is expensive and can take many years to complete, and its outcome is inherently uncertain. We have not submitted an application for or received marketing approval for any of our product candidates. We have limited experience in conducting and managing the later-stage clinical trials necessary to obtain regulatory approvals, including approval by the FDA. To receive regulatory approval, we must, among other things, demonstrate with substantial evidence from clinical trials that the product candidate is safe and effective for each indication for which approval is sought, and failure can occur in any stage of development. Satisfaction of the approval requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We cannot predict if or when we might receive regulatory approvals for any of our product candidates currently under development.

We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our initial and potential additional product candidates is susceptible to the risk of failure inherent at any stage of development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or is not approvable. It is possible that even if any of our product candidates have a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of such product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of, or intolerability caused by, such product candidate, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case. Serious adverse events or other adverse events, as well as tolerability issues, could hinder or prevent market acceptance of the product candidate at issue.

The FDA and foreign regulatory authorities also have substantial discretion in the drug approval process. The number and types of preclinical studies and clinical trials that the FDA will require to establish substantial evidence of safety and effectiveness for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among countries and regulatory authorities, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, either of which may cause delays or limitations in the approval or the decision not to approve an application. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	the results of clinical trials may not meet the level of statistical or clinical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the clinical trial results may not confirm the positive results from earlier preclinical studies or clinical trials;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; and

•	regulatory agencies may change their approval policies, clinical development guidelines and recommendations, or adopt new regulations in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects. The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or which we may lead us to decide to abandon the development program.

In addition, even if we were to obtain marketing approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request (including failing to approve the most commercially promising indications), may require a REMS that restricts prescribing or distribution of our therapeutic biological product candidates, may grant approval contingent on the performance of costly post-marketing clinical studies, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

Regulatory approval for the genetic modification of animals, including those from which antibodies are isolated for injection into human patients, requires the approval of a New Animal Drug Application, which can be a lengthy and expensive process with uncertain outcomes, delays to which could substantially harm our business.

We cannot commercialize our therapeutic biological product candidates in the United States without first obtaining a regulatory approval for our animal drug candidates, i.e., the genomic modifications to our Tc Bovine, in the form of a NADA. The requirements governing development and approval of a new animal drug are largely analogous to those for new human drugs, requiring a demonstration of the safety and efficacy of the drug for the target indication, a demonstration that the manufacturing facilities, processes and controls are adequate with respect to such product candidate to assure safety, purity and potency, and a review of potential environmental impacts from the altered genomic DNA and the transgenic animals pursuant to the requirements of the National Environmental Policy Act (NEPA).

The time required to obtain approval for a NADA by the FDA and comparable foreign regulatory authorities is unpredictable. Approval policies, regulations, or the type and amount of data necessary to gain approval is dependent on the specific product candidate and may change during the course of the product candidate’s preclinical and clinical development. Furthermore, we have not obtained regulatory approval for an animal drug and it is possible that none of our existing animal drug candidates, or any future animal drug candidates, will ever obtain regulatory approval. The reasons our animal drug candidates could fail to receive regulatory approvals are generally the same as the reasons that human drug product candidates may fail to obtain approval. Our failure to obtain a regulatory approval for our animal drug candidates could significantly harm our business, the results of our operations and our prospects. Requests for additional information from a regulatory authority could delay or prevent approval, or result in our decision to abandon the development program entirely.

If we do receive regulatory approval of our animal drug candidates, then we will have ongoing responsibilities including registration, recordkeeping, filing supplements, and periodic reporting, which could reveal additional complications and threaten the ongoing approval of our animal drug candidates. Further, as our polyclonal antibody product candidates are regulated as biological products, such product candidates will also require the submission and approval of a BLA prior to marketing. In general, to commercialize any of our product candidates, we must obtain marketing authorization for both the therapeutic antibody product and the altered animal genomic DNA that enables production of the polyclonal antibodies.

Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our stock price.

We are not permitted to market our product candidates in the United States until we receive approval of a NADA and BLA from the FDA or in other countries until we receive similar marketing authorization from applicable regulatory authorities outside the United States. We are also not permitted to promote our product candidates as safe and effective therapies until after receiving approval. Obtaining approval of a NADA or BLA can be a lengthy, expensive and uncertain process. If we fail to obtain FDA approval to market our product candidates, we will be unable to sell our product candidates in the United States, which will significantly impair our ability to generate any revenue. In addition, failure to comply with FDA and non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

•	restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	restrictions on the products’ marketing, promotion, distribution or manufacturing processes;

•	warning letters or untitled letters alleging violations;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	imposition of restrictions on operations, including costly new manufacturing requirements;

•	suspension of substantive review of pending applications, such as NADAs, BLAs, INADs, or INDs, pending data validation; and

•	refusal to approve pending NADAs or BLAs or supplements to approved NADAs or BLAs.

Even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations on the indicated uses for which we may market the product. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us to commence product sales. Any delay in obtaining, or an inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates, generating revenue and achieving and sustaining profitability.

If we encounter difficulties enrolling patients in clinical trials, clinical trials of our product candidates may be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials for any product candidate we develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until conclusion. We may experience difficulties in patient enrollment in clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

•	the design of the trial, including the patient eligibility criteria defined in the protocol;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	competing clinical trials for similar therapies or other new therapeutics;

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clinicians’ and patients’ perceptions as to the potential advantages and side effects of the drug candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

•	our ability to obtain and maintain patient consents;

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travel restrictions and other potential limitations by federal, state, or local governments affecting the workforce or affecting clinical research site policies implemented in response to the COVID-19 pandemic or similar public health emergencies that may arise in the future;

•	delays in or temporary suspension of the enrollment of patients in our anticipated clinical trials due to the COVID-19 pandemic or similar public health emergencies that may arise in the future;

•	proximity and availability of clinical trial sites for prospective patients;

•	the risk that patients enrolled in clinical trials will not complete a clinical trial; and

•	the availability of approved therapies that are similar in mechanism to our product candidates.

If we experience delays or difficulties in the enrollment of subjects in our anticipated clinical trials, such clinical trials may be delayed or terminated. Even if we are able to enroll a sufficient number of subjects in our future clinical trials, if the pace of enrollment is slower than we expect, the development costs for our product candidates may increase and the completion of such trials may be delayed or the trials could become too expensive to complete. Our failure to timely complete our current and planned clinical trials would delay the approval and commercialization of our product candidates, impair the commercial performance of our product candidates, may decrease the period of commercial exclusivity and consequently harm our business and results of operations.

Our preclinical studies and clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of our product candidates, or serious adverse or unacceptable side effects may be identified during the development of our product candidates, which could prevent, delay or limit the scope of regulatory approval of our product candidates, limit their commercialization, increase costs or necessitate the abandonment or limitation of the development of some of our product candidates.

To obtain the requisite regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that such product candidates are safe, pure and potent for use in each target indication. These trials are expensive and time consuming, and their outcomes are inherently uncertain. Failures can occur at any time during the development process. Preclinical studies and clinical trials often fail to demonstrate safety or efficacy of the product candidate studied for the target indication, and most product candidates that begin clinical trials are never approved.

Success in preclinical studies does not ensure that later clinical trials will generate adequate data to demonstrate the efficacy and safety of any product candidate we may develop. Likewise, a number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier preclinical studies or clinical trials. Despite the results reported in preclinical studies for our product candidates to date, results may not be replicated in subsequent studies, and we do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to support regulatory approval of any current or future product candidate we develop. Moreover, later audits of earlier preclinical data may reveal inaccuracies or deviations impacting the integrity of those data.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in such studies or trials nonetheless failed to obtain FDA or other necessary regulatory agency approval.

We may fail to demonstrate with substantial evidence from adequate and well-controlled trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that our product candidates are safe and potent for their intended uses. If any future late-stage clinical trials we may conduct do not produce favorable results, our ability to achieve regulatory approval for any of our product candidates may be adversely impacted. Even if we believe that we have adequate data to support an application for regulatory approval to market any of our product candidates, the FDA or other regulatory authorities may not agree with our interpretation of the relevant data and may require that we conduct additional preclinical studies or clinical trials to support the regulatory approval of any product candidate that we develop. If we fail to obtain results in our planned and future preclinical and clinical activities and studies sufficient to meet the requirements of the relevant regulatory agencies, the development timeline and regulatory approval and commercialization prospects for any potential product candidate, and, correspondingly, our business and financial prospects, would be materially adversely affected.

Our business is highly dependent on the success of our product candidates. If we are unable to successfully complete clinical development, obtain regulatory approval for or commercialize one or more of our product candidates, or if we experience delays in doing so, our business will be materially harmed.

We have not completed the development of any product candidates. Our future success and ability to generate revenue from our product candidates, which we do not expect will occur for several years, if ever, is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our product candidates. Our lead product candidate, SAB-185, is currently being evaluated as part of the ACTIV-2 master protocol, funded and conducted by the National Institute of Allergy and Infectious Diseases, part of the U.S. National Institutes of Health (the NIH) in collaboration with the AIDS Clinical Trials Group. All of our other product candidates are in earlier stages of development and will require substantial additional investment for clinical development, regulatory review and approval in one or more jurisdictions. If any of our product candidates encounters safety or efficacy problems, development delays or regulatory issues or other problems, our development plans and business would be materially harmed.

We may not have the financial resources to continue development of our product candidates if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, our product candidates, including:

•	our inability to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our product candidates are safe and effective;

•	insufficiency of our financial and other resources to complete the necessary clinical trials and preclinical studies;

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negative or inconclusive results from our clinical trials, preclinical studies or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional clinical trials or preclinical studies or abandon a program;

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product-related adverse events experienced by subjects in our clinical trials, including unexpected toxicity results, or by individuals using drugs or therapeutic biologics similar to our product candidates;

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delays in submitting an INAD or IND or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial or a suspension or termination, or hold, of a clinical trial once commenced;

•	conditions imposed by the FDA or comparable foreign regulatory authorities regarding the scope or design of our clinical trials;

•	poor effectiveness of our product candidates during clinical trials;

•	delays in enrolling subjects in our clinical trials;

•	higher than anticipated clinical trial or manufacturing costs;

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failure of our third-party contractors or investigators to comply with regulatory requirements or the clinical trial protocol or otherwise meet their contractual obligations in a timely manner, or at all; and

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delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our therapies in particular.

The regulatory approval processes of the FDA is lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining regulatory approval from the FDA. The time required to obtain approval by the FDA and comparable foreign authorities is inherently unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. To date, we have not submitted a NADA or BLA to the FDA or similar drug or biological product approval submissions to comparable foreign regulatory authorities for any product candidate. With respect to our lead product, SAB-185, we must complete additional clinical trials to demonstrate the safety and efficacy of SAB-185 before we will be able to obtain these approvals.

We may never obtain FDA approval for any product candidates in the United States, and even if we do, we may never obtain approval for or commercialize any product candidates in any other jurisdiction, which would limit our ability to realize their full market potential.

In addition to regulations in the United States, to market and sell our product candidates in the European Union, many Asian countries and other jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements, both from a clinical and manufacturing perspective. The approval procedure for complex therapeutic biological product candidates such as ours varies among countries and can involve additional testing and validation and additional administrative review periods. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. Clinical trials accepted in one country may not be accepted by regulatory authorities in other countries.

In addition, many countries outside the United States require that a product be approved for reimbursement before it can be approved for sale in that country. A product candidate that has been approved for sale in a particular country may not receive reimbursement approval in that country. We may not be able to obtain approvals from regulatory authorities or payor authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory or payor authorities in other countries or jurisdictions, and approval by one regulatory or payor authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for future regulatory approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of any of our product candidates by regulatory or payor authorities in the European Union, Asia or elsewhere, the commercial prospects of that product candidate may be significantly diminished. We do not have any product candidates approved for sale in any jurisdiction, including in the United States or in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be unrealized.

The FDA or comparable foreign regulatory authorities may disagree with our regulatory plan for our product candidates.

The general approach for FDA approval of a new drug is dispositive data from two or more well-controlled Phase 3 clinical trials of the product candidate in the relevant patient population. Phase 3 clinical trials typically involve a large number of patients, have significant costs and take years to complete. In addition, there is no assurance that the endpoints and trial designs that we intend to use for our planned clinical trials, including those that we have developed based on feedback from regulatory agencies or those that have been used for the approval of similar drugs, will be acceptable for future approvals. Our clinical trial results may not support approval of our product candidates. In addition, our product candidates could fail to receive regulatory approval, or regulatory approval could be delayed, for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may not file or accept our NADA, BLA or other marketing applications for substantive review;

•	the FDA or comparable foreign regulatory authorities may disagree with the dosing regimen, design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

•	the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;

•

the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a NADA, BLA or other comparable submissions in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

If our clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize our product candidates.

The results observed from preclinical studies or early-stage clinical trials of our product candidates may not necessarily be predictive of the results of later-stage clinical trials that we conduct. Similarly, positive results from such preclinical studies or early-stage clinical trials may not be replicated in our subsequent preclinical studies or clinical trials. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events.

We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

To obtain the requisite regulatory approvals to commercialize any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective in humans. We may experience delays in completing our clinical trials or preclinical studies and initiating or completing additional clinical trials or preclinical studies, including as a result of regulators not allowing or delay in allowing clinical trials to proceed under an INAD or IND, or not approving or delaying approval for any clinical trial grant or similar approval we need to initiate a clinical trial. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

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regulators, institutional review boards (IRBs), or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

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we may not reach agreement on acceptable terms with prospective contract research organizations (CROs), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	we may experience challenges or delays in recruiting principal investigators or study sites to lead our clinical trials;

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the number of subjects or patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

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our third-party contractors, including those manufacturing our product candidates or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we may have to amend clinical trial protocols submitted to regulatory authorities or conduct additional studies to reflect changes in regulatory requirements or guidance;

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regulators or other reviewing bodies may find deficiencies with, fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies, or the supply or quality of any product candidate or other materials necessary to conduct clinical trials of our product candidates may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply; and

•	the potential for approval policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.

Regulators or IRBs of the institutions in which clinical trials are being conducted may suspend, limit or terminate a clinical trial, or data monitoring committees may recommend that we suspend or terminate a clinical trial, due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using an investigational product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Negative or inconclusive results from our clinical trials or preclinical studies could mandate repeated or additional clinical trials and, to the extent we choose to conduct clinical trials in other indications, could result in changes to or delays in clinical trials of our product candidates in such other indications. We do not know whether any clinical trials that we conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market our product candidates for the indications that we are pursuing. If later-stage clinical trials do not produce favorable results, our ability to obtain regulatory approval for our product candidates will be adversely impacted.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of our product candidates.

Any product candidate we develop and the activities associated with its development and commercialization, including its design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we are developing or may seek to develop in the future will ever obtain regulatory approval.

We have no experience in submitting and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and successful inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude its obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval that we may ultimately obtain could be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates may be harmed, and our ability to generate revenues will be materially impaired.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, topline or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our reputation and business prospects.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the development and commercialization of our product candidates may be delayed, and our business and results of operations may be harmed.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the submission of regulatory filings or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which, if not realized as expected, may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the FDA and other regulatory authorities and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of materials used to manufacture of our product candidates;

•	the efforts of our collaborators with respect to the commercialization of our product candidates; and

•	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the development and commercialization of our product candidates may be delayed, and our business and results of operations may be harmed.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA notification or FDA approval. This could delay or prevent completion of clinical trials, require conducting bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay or prevent approval of our product candidates and jeopardize our ability to commence sales and generate revenue.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if obtained.

Undesirable side effects caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities or a more restrictive label for any of our product candidates that may receive regulatory approval. In our planned and future clinical trials of our product candidates, we may observe a more unfavorable safety and tolerability profile than was observed in earlier-stage testing of these candidates.

If unacceptable side effects arise in the development of our product candidates, we, the FDA or comparable foreign regulatory authorities, the IRBs, or independent ethics committees at the institutions in which our trials are conducted, could suspend, limit or terminate our clinical trials, or the independent safety monitoring committee could recommend that we suspend, limit or terminate our trials, or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-emergent side effects that are deemed to be related to administration of our product candidates could delay recruitment of clinical trial subjects or may cause subjects that enroll in our clinical trials to discontinue participation in our clinical trials. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We may need to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in harm to patients that are administered our product candidates.

Additionally, during the course of our product development programs, FDA or comparable foreign regulatory authority review teams may change and new agency personnel may view the risk-benefit profile of any product candidates we may develop differently than prior agency review teams. Any negative views as to the risk-benefit profile of the product candidates we are developing for our lead programs or any product candidates we may develop in the future could lead FDA or comparable foreign regulatory authorities to require that we conduct additional clinical trials or could require more onerous clinical trial designs for any then-ongoing or future clinical trials. The product-related side effects also could result in potential product liability claims being asserted against us. Furthermore, we or others may later identify undesirable side effects caused by our products, including during any long-term follow-up observation period.

If any of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused or risks exacerbated by such product, a number of potentially significant negative consequences could result. For example, the FDA could require us to adopt a REMS to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient; a REMS may include, among other things, a communication plan to healthcare practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the biopharmaceutical industry. Other potentially significant negative consequences include that:

•	we may be forced to suspend marketing of that product, or decide to recall the product or remove it from the marketplace;

•	regulatory authorities may withdraw or limit their approvals of that product;

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regulatory authorities may require additional statements, specific warnings or contraindications on the label or limit access of that product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	we may be required to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety and efficacy of the product;

•	we may be required to change the way the product is distributed or administered;

•	we may be subject to regulatory investigations and government enforcement actions;

•	we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or to sued and held liable for harm caused to subjects or patients; and

•	the product may become less competitive, and our reputation may suffer.

Any of these occurrences could diminish the usage or otherwise limit the commercial success of our product candidates and prevent us from achieving or maintaining market acceptance of the affected product candidate, if approved by applicable regulatory authorities, and may adversely affect our business, financial condition and prospects significantly.

The future commercial success of our product candidates will depend on the degree of market acceptance of our potential products among physicians, patients, healthcare payers, and the medical community.

When available on the market, our products may not achieve an adequate level of acceptance by physicians, patients and the medical community, which may result in us failing to achieve profitability. In addition, efforts to educate the medical community and third-party payers on the benefits of our products may require significant resources and may never be successful, which would prevent us from generating significant revenues or becoming profitable.

Failure to successfully identify, develop and commercialize additional products or product candidates could impair our ability to grow.

Although a substantial amount of our efforts will focus on the continued preclinical and clinical testing and potential approval of product candidates in our current pipeline, a key element of long-term growth strategy is to develop and market additional products and product candidates. Because we have limited financial and managerial resources, research programs to identify product candidates will require substantial additional technical, financial and human resources, whether or not any product candidates are ultimately identified. The success of this strategy depends partly upon our ability to identify, select and develop promising product candidates and products. Our technology platforms may fail to discover and to generate additional product candidates that are suitable for further development. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics that indicate that it is unlikely to be a product that will receive approval by the FDA and other comparable foreign regulatory authorities and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon its technological approach, we may not be able to obtain product or collaboration revenues in future periods, which would adversely affect our business, prospects, financial condition and results of operations.

Our long-term growth strategy to develop and market additional products and product candidates is heavily dependent on precise, accurate and reliable scientific data to identify, select and develop promising pharmaceutical product candidates and products. Our business decisions may therefore be adversely influenced by improper or fraudulent scientific data sourced from third parties. Any irregularities in the scientific data used by us to determine our focus in research and development of product candidates and products could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

We currently have no marketing, sales or distribution capabilities. We intend to establish a sales and marketing organization, either on our own or in collaboration with third parties, with technical expertise and supporting distribution capabilities to commercialize SAB-185, SAB 176 and our other product candidates that may receive regulatory approval in key territories. These efforts will require substantial additional resources, some or all of which may be incurred in advance of any approval of the product candidate. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of SAB-185, SAB 176 and our other product candidates and other future product candidates.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	our inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems to serve as an alternative to our own sales force and distribution systems. Our future product revenue may be lower than if we directly marketed or sold our product candidates, if approved. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.

If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Product liability lawsuits against us or any of our future collaborators could divert our resources and attention, cause us to incur substantial liabilities and limit commercialization of our product candidates.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, we have no products that have been approved for commercial sale; however, the use of our product candidates by us and any collaborators in clinical trials, and the sale of these product candidates, if approved, in the future, may expose us to liability claims. We face an inherent risk of product liability lawsuits related to the use of our product candidates in patients and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against us by participants enrolled in our clinical trials, patients, health care providers, pharmaceutical companies, our collaborators or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any of our future approved products;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	significant litigation costs;

•	substantial monetary awards to, or costly settlements with, patients or other claimants;

•	product recalls or a change in the indications for which they may be used;

•	loss of revenue;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize our product candidates.

Although the clinical trial process is designed to identify and assess potential side effects, clinical development does not always fully characterize the safety and efficacy profile of a new medicine, and it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If our product candidates were to cause adverse side effects during clinical trials or after approval, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates. If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of us and the safety and quality of our products. We could be adversely affected if we are subject to negative publicity associated with illness or other adverse effects resulting from patients’ use or misuse of our products or any similar products distributed by other companies.

Although we maintain product liability insurance coverage consistent with industry norms, including clinical trial liability, this insurance may not fully cover potential liabilities that we may incur. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. We will need to increase our insurance coverage if we commercialize any product that receives regulatory approval. In addition, insurance coverage is becoming increasingly expensive. If we are unable to maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could harm our business, financial condition, results of operations and prospects.

Cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, CROs, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations.

We, along with our collaborators, CROs, third-party logistics providers, distributors and other contractors and consultants, utilize information technology, or IT, systems and networks to process, transmit and store electronic information in connection with our business activities. As use of digital technologies has increased, cyber incidents, including third parties gaining access to employee accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks or other means, and deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our, our collaborators’, CROs’, third-party logistics providers’, distributors’ and other contractors’ and consultants’ systems and networks, and the confidentiality, availability and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. Like other companies, we have on occasion experienced, and will continue to experience, threats to our data and systems, including malicious codes and viruses, phishing, business email compromise attacks or other cyber-attacks.

There can be no assurance that our collaborators, CROs, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. Any cyber-attack, data breach or destruction or loss of data could result in a violation of applicable U.S. and international privacy, data protection and other laws and subject us to litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed, which could have a material adverse effect on our business and prospects. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyber-attacks or other data security breaches and may incur significant additional expense to implement further data protection measures.

Our current and future relationships with customers and third party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third party payors, distributors, retailers, marketers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and similar state or foreign laws which may constrain the business or financial arrangements and relationships through which we sell, market and distribute any product candidates for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not necessarily limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent, making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, or the knowing retention of an overpayment from government health care programs; the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act, which requires manufacturers of certain drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to “payments or other transfers of value” made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and certain teaching hospitals and applicable manufacturers to report annually to CMS ownership and investment interests held by the physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists and certified nurse-midwives; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could have a material adverse effect on our business. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including our collaborators, is found not to be in compliance with applicable laws, it may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also materially affect our business.

Regulatory approval for any approved product is limited by the FDA to those specific indications and conditions for which clinical safety and efficacy have been demonstrated.

Any regulatory approval is limited to those specific diseases and indications for which a product is deemed to be safe and effective by the FDA. In addition to the FDA approval required for new formulations, any new indication for an approved product also requires FDA approval. If we are not able to obtain FDA approval for any desired future indications for our products, our ability to effectively market and sell our products may be reduced and our business may be adversely affected.

While our ability to promote the products is limited to those indications that are specifically approved by the FDA, physicians may choose to prescribe drugs for uses that are not described in the product’s approved labeling and for uses that differ from those tested in clinical studies and approved by the regulatory authorities. These “off-label” uses are common across medical specialties and may constitute an appropriate treatment for some patients in varied circumstances. Regulatory authorities in the United States generally do not regulate a physician’s use of professional judgment in prescribing treatments for patients. Regulatory authorities do, however, restrict communications by pharmaceutical companies on the subject of off-label use or off-label information. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, our failure to follow FDA rules and guidelines relating to promotion and advertising may cause the FDA to suspend or withdraw an approved product from the market, require a recall or corrective advertising, institute fines, or could result in disgorgement of money, operating restrictions, injunctions or civil or criminal prosecution by the government, any of which could harm our reputation and business.

Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize any product candidates we or our collaborators develop and may adversely affect the prices for such product candidates.

In the United States and certain non-U.S. jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of our product candidates, restrict or regulate post-

approval activities and affect our or our collaborators’ ability to profitably sell any product candidates that obtain marketing approval.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, was enacted in the United States. Among the provisions of the Affordable Care Act of importance to our product candidates, the Affordable Care Act established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, expanded eligibility criteria for Medicaid programs, expanded the entities eligible for discounts under the Public Health program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, created a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, and created a licensure framework for follow-on biologic products.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the Affordable Care Act. However, following several years of litigation in the federal courts, in June 2021, the U.S. Supreme Court upheld the ACA when it dismissed a legal challenge to the ACA’s constitutionality. Further legislative and regulatory changes under the ACA remain possible, but it is unknown what form any such changes or any law would take or how or whether such changes may affect the biopharmaceutical industry as a whole or our business in the future.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny recently over pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies, rebates and price negotiation for pharmaceutical products. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product and medical device pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and medical devices to purchase and which suppliers will be included in their prescription drug and other healthcare programs.

We expect that other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we or our collaborators may receive for any approved or cleared product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our collaborators are slow or unable to adapt to new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, any of our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to regulatory scrutiny.

Even if we obtain regulatory approval in a jurisdiction for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, recordkeeping, and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials and claims must be consistent with approved labeling and be in compliance with FDA regulations as well as other potentially applicable federal and state laws. In addition, biological product advertising and promotional materials intended to be used during the first 120 days after approval must be submitted to the FDA during the BLA review period. After approval, advertising and promotional materials must be submitted to the FDA 30 days prior to their intended use.

In addition, product manufacturers are subject to payment of program fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with GMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or with the integrity or sufficiency of data, records, or documentation, or disagrees with the promotion, marketing or labeling of that product, a regulatory agency may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we or a regulatory agency later discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or if we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending BLA or comparable foreign marketing application (any supplements thereto) submitted by us or our strategic partners;

•	restrict the marketing or labeling of the product;

•	restrict manufacturing of the product, the approved manufacturers or the manufacturing process;

•	restrict product distribution or use;

•	demand a recall;

•	seize or detain product or otherwise require the withdrawal of product from the market;

•	impose fines, restitution or disgorgement of profits or revenues;

•	impose consent decrees, injunctions or the imposition of civil or criminal penalties;

•	refuse to permit the import or export of products; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue.

Advertising and promotion of any human therapeutic biological product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the U.S. Federal Trade Commission, the Department of Justice (DOJ), the Office of Inspector General of the Department of Health and Human Services (HHS), state attorneys general, members of the U.S. Congress and the public. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by comparable foreign entities and stakeholders. Violations, including actual or alleged promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA, other U.S. governmental authorities, or comparable foreign bodies. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to issue corrective information to healthcare practitioners and/or the general public, injunctions, or civil or criminal penalties.

In addition, the FDA’s policies may change and additional government laws may be enacted and implementing regulations promulgated, which could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics or modifications to approved biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products. Subsequently, on March 18, 2020 the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Additionally, on April 15, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites. According to the guidance, the FDA intends to request such remote interactive evaluations in situations where an in-person inspection would not be prioritized, deemed mission-critical, or where direct inspection is otherwise limited by travel restrictions, but where the FDA determines that remote evaluation would be appropriate. In November 2021, FDA reported that it is developing a plan for fiscal year 2022 inspections of medical product facilities using the agency’s established risk models and that facility inspections postponed due to the pandemic will be reprioritized. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the pandemic related to COVID-19 and its variants. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We need to attract and retain highly skilled personnel and strategic partners, and we may be unable to effectively manage our growth with our limited resources.

We have limited human resources and our future success will depend in part on our ability to attract, train, retain and motivate highly skilled executive level management, research and development, and sales personnel and to establish and maintain effective strategic alliances with key companies in our industry. Competition is intense for many of these types of personnel from other companies, consulting firms and more established organizations, many of which have significantly larger operations and greater financial, marketing, human, and other resources. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms or at all. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition and results of operations may be materially adversely affected.

We anticipate adding new employees and we will have to integrate such new employees into our operations.

Our officers and directors may not possess all of the skills or experience necessary to successfully implement our business plan. Further, we anticipate hiring new employees. Failure to fully integrate new employees into our operations could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend upon our senior management and senior scientific staff, and their loss or unavailability could put us at a competitive disadvantage.

Our success depends largely on the skills, experience and reputation of certain key management and personnel, in particular our directors, executive officers and senior scientific staff. The loss or unavailability of any of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could negatively impact our business, prospects, financial condition and operating results.

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, suppliers and distributors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates: (i) the rules and regulations of the FDA and other similar foreign regulatory bodies, including those laws requiring the reporting of true, complete and accurate information to such regulators; (ii) manufacturing standards; (iii) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or (iv) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

We have adopted a code of conduct, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, additional integrity reporting and oversight obligations, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations, which could harm our business, financial condition and results of operations.

We rely on third parties to perform some of our research and preclinical studies and we plan to rely on third parties to conduct our clinical trials. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

We do not have the ability to conduct all aspects of our preclinical studies or future clinical trials ourselves. As a result, we are, and expect to remain, dependent on third parties to perform some of our research and preclinical studies and any future clinical trials of our product candidates, including but not limited to governmental agencies and university laboratories, contract manufacturers, contract research organizations (CROs), distribution and supply (logistics) services organizations, contract testing organizations (CTOs), consultants or consultant organization with specialized knowledge based expertise. The timing of the initiation and completion of our current and planned preclinical studies and clinical trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, clinical investigators, and consultants to play a significant role in the conduct of future clinical trials and the subsequent collection and analysis of data. However, we will not be able to control all aspects of their activities. Nevertheless, as the sponsor of the INADs, INDs and clinical protocols governing our future clinical trials, we will be responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs, CTOs, and other third parties does not relieve us of our regulatory responsibilities. We, our CROs, CTOs, and clinical sites will be required to comply with GLP requirements for preclinical studies, as well as GCP requirements for clinical trials involving human subjects, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities, for all of our current product candidates and any future product candidates in clinical development. Regulatory authorities enforce these GLP and GCP requirements through periodic inspections of trial sponsors, testing laboratories, clinical trial investigators, and clinical trial sites. If we or any of our CROs, CTOs, or clinical trial sites fail to adhere to our clinical trial protocols or to comply with applicable GLP or GCP requirements, as applicable, the data generated in our future preclinical studies or clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional preclinical studies or clinical trials before accepting for review or approving our marketing applications. In addition, our clinical trials must be conducted with product candidates produced under GMP regulations. Our failure to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial results or data. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of our product candidates.

There is no guarantee that any such CROs, CTOs, clinical trial investigators or other third parties on which we plan to rely will devote adequate time and resources to our development activities or perform as contractually required. Further, the performance of our third parties on which we rely may be interrupted by the ongoing COVID-19 pandemic, including due to travel or quarantine policies, heightened exposure of CRO staff who are healthcare providers to COVID-19 or prioritization of resources toward the pandemic (similar public health emergencies that may arise in the future). If any of these third parties fails to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If any of our future clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trials unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible.

We are limited in our ability to manufacture pharmaceutical products.

To be successful, our products and the products of our partners must be manufactured in commercial quantities in compliance with regulatory requirements and at a commercially acceptable cost. We have not commercialized any pharmaceutical products, nor have we demonstrated an ability to manufacture commercial quantities of our or our partners’ product candidates in accordance with regulatory requirements. If we are unable to produce suitable quantities of our or our partners’ products, or contract third parties to do so, in accordance with regulatory standards at a commercially acceptable cost, our ability or the ability of our partners to conduct clinical trials, obtain regulatory approvals and market such products may be adversely affected, which could adversely affect our competitive position and our chances of achieving profitability. There can be no assurance that such products can be manufactured by us or any other party at a cost or in quantities which are commercially viable.

We intend to rely on third parties to produce commercial supplies of our product candidates.

We intend to rely on third-party manufacturers to supply us with sufficient quantities of our product candidates to be used, if approved, for commercialization. We do not yet have a commercial supply agreement for commercial quantities of drug substance or drug product. If we are not able to meet market demand for any approved product, it would negatively impact our ability to generate revenue, harm our reputation, and could have an adverse effect on our business and financial condition.

Further, our reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including:

•	inability to meet our product specifications and quality requirements consistently;

•	delay or inability to procure or expand sufficient manufacturing capacity;

•	issues related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for scale-up;

•	our third-party manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

•	our third-party manufacturers may fail to comply with cGMP requirements and other inspections by the FDA or other comparable regulatory authorities;

•	our inability to negotiate manufacturing agreements with third parties under commercially reasonable terms, if at all;

•	breach, termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

•	reliance on single sources for drug components;

•	lack of qualified backup suppliers for those components that are currently purchased from a sole or single-source supplier;

•	our third-party manufacturers may not devote sufficient resources to our product candidates;

•	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidates;

•	operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier; and

•	carrier disruptions or increased costs that are beyond our control.

In addition, if we enter into a strategic collaboration with a third party for the commercialization of our current or any future product candidates, we will not be able to control the amount of time or resources that they devote to such efforts. If any strategic collaborator does not commit adequate resources to the marketing and distribution of our product candidates, it could limit our potential revenues.

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize our current or any future product candidates once approved. Some of these events could be the basis for FDA action, including injunction, request for recall, seizure, or total or partial suspension of production.

If we fail to successfully operate our animal production facility, it may adversely affect our clinical trials and the commercial viability of our product candidates.

We operate our own animal production facility, where we produce supplies of our product candidates for our preclinical and clinical studies, and such facility is currently subject to certain regulatory requirements and inspections, including by the USDA to ensure compliance with the Animal Welfare Act and other regulations relating to the care and welfare of laboratory and research animals.

Before approving any of our product candidates for commercialization, the FDA must conduct a pre-approval inspection of our animal production and manufacturing facilities to determine whether the manufacturing processes and facilities comply with GMPs. If and when we obtain regulatory approval for any of our product candidates, we would need to register our animal production and manufacturing facilities with the FDA and list all licensed biological products manufactured at such facilities. Even if the FDA determines that our facilities are in substantial compliance with applicable regulations and standards, we would be subject to ongoing periodic unannounced inspection by the FDA, the USDA, corresponding state agencies and potentially third party collaborators to ensure strict compliance with GMPs, animal welfare requirements, and other applicable laws and government regulations. Our license to manufacture such future approved product candidates will be subject to continued regulatory review.

In addition, our animal production facility maintains detailed standard operating procedures and other documentation necessary to comply with the Animal Welfare Act and applicable regulations for the humane treatment of the pigs and piglets in our custody. We also maintain an Institutional Animal Care and Use Committee (IACUC) to provide ongoing oversight and to conduct assessments of the care and use of the animals in our research and development programs. If the USDA determines that our current equipment, facilities, or processes relating to donor animal production do not comply with applicable Animal Welfare Act standards, it may issue an inspection report documenting the deficiencies and setting deadlines for any required corrective actions. For continued noncompliance, the USDA may impose fines, suspend, or revoke animal research licenses or confiscate research animals.

There can be no assurance that we will not encounter difficulties in scaling up our manufacturing processes. Significant scale-up of manufacturing may result in unanticipated technical challenges and may require additional inspections, permits, or other authorizations by the FDA, the USDA, or corresponding state agencies. We may encounter difficulties in scaling up production, including problems involving raw material suppliers, production yields, technical difficulties, scaled-up product characteristics, quality control and assurance, shortage of qualified personnel, capacity constraints, compliance with FDA and foreign regulations, environmental compliance, production costs and development of advanced manufacturing techniques and process controls. The actual cost to manufacture and process our product candidates could also be greater than we expect and could materially and adversely affect the commercial viability of any product candidates that we develop. Any of these difficulties, if they occur and are not resolved to the satisfaction of the FDA or other regulatory agency, could lead to significant delays and possibly the termination of the future development or commercial program for such product candidate. These risks become more acute as we scale-up for commercial quantities, where a reliable source of product becomes critical to commercial success. The commercial viability of any of our product candidates, if approved, will depend on our ability to produce our product candidates at a large scale. Failure to achieve this level of supply could jeopardize the successful commercialization of our therapeutic product candidates, should any be approved for marketing.

The manufacture of polyclonal antibodies from transgenic animals is complex and requires significant expertise, including the development of advanced manufacturing techniques and process controls. Manufacturers of polyclonal antibody products often encounter difficulties in production, particularly in scaling out up and validating initial production and ensuring the absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate, quality assurance testing, operator error, shortages of qualified personnel, shortages of raw materials, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our animal production facility, it may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot ensure provide assurance that any stability or other issues relating to the manufacture of our product candidates will not occur in the future.

Our manufacturing capabilities could be affected by cost-overruns, resource constraints, unexpected delays, equipment failures, labor shortages or disputes, natural disasters, power failures and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy, jeopardize our ability to produce our product candidates, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our product candidates are uniquely manufactured and we may encounter difficulties in production, particularly with respect to scaling our manufacturing capabilities.

The manufacturing process used to produce Tc Bovine is novel and has not been validated for commercial production.

There is a risk that of we may experience manufacturing issues associated with the differences in donor starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, and variability in product characteristics. Even minor deviations from our normal manufacturing processes could result in reduced production yields, lot failures, product defects, product delays, product recalls, product liability claims and other supply disruptions. Further, as product candidates advance through preclinical to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered in an effort to optimize processes and results. We may not achieve our intended objectives and any of these changes could cause our product candidates to perform differently than we expect, potentially affecting the results of future clinical trials.

Although we continually attempt to optimize our manufacturing process, doing so is a difficult and uncertain task and there are risks associated with scaling to the level required for future initial clinical trials, advanced late-stage clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency and timely availability of reagents or raw materials. If we are unable to adequately validate or scale-up our manufacturing processes, we may encounter lengthy delays in commercializing our product candidates.

The manufacturing process for any products candidates that we may develop is subject to the FDA and foreign regulatory authority approval processes and, if we choose to outsource our commercial production, we will need to contract with third-party manufacturers who we believe can meet applicable FDA, USDA, and foreign regulatory authority requirements on an ongoing basis. If we are unable to reliably produce any product candidate to specifications acceptable to the FDA, the USDA, or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize our products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or any third-party manufacturers we may contract with in the future will be able to manufacture the approved product to specifications and under GMPs acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of future clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods and have an adverse effect on our business, financial condition, results of operations and growth prospects.

Our future success depends on our ability to manufacture our product candidates on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements. Our inability to do so could have a material adverse effect on our business, financial condition, prospects and results of operations. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change and we could need to replace, modify, design or build and install equipment, all of which would require additional capital expenditures.

We have not entered into long term manufacturing and supply agreements with any producers.

We intend to pursue agreements with contract manufacturers to produce the components and drug products that we will use in the future for the commercialization of products that make using of our technology, as well as for labeling and finishing services. We may not be able to enter into such arrangements on acceptable terms or at all. Components of our product candidates are currently manufactured for us in small quantities for use in our preclinical and clinical studies. We will require significantly greater quantities to commercialize any given product. We may not be able to find alternate sources of comparable components. If we are unable to obtain adequate supplies of components from our existing suppliers or need to switch to an alternate supplier and obtain FDA or other regulatory agency approval of that supplier, commercialization of our product candidates may be delayed. If we are unable to obtain sufficient compounds and labeling services on acceptable terms, or if we should encounter delays or difficulties in our relationships with our current and future suppliers or if our current and future suppliers of each component do not comply with applicable regulations for the manufacturing and production of drugs, our business, financial condition, and results of operations may be materially harmed.

We are subject to manufacturing risks that could substantially increase the costs and limit supply of product candidates or prevent us from achieving a commercially viable production process.

The process of manufacturing our product candidates is complex, highly regulated and subject to several risks, including:

•	we do not have experience in manufacturing our product candidates at commercial scale.

•	we plan to develop a larger scale manufacturing process for our product candidates.

•	we may not succeed in scaling up the process.

•	we may need a larger scale manufacturing process for certain product candidates than what has been planned.

Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success. We may not achieve the manufacturing productivity (“yield”) required to achieve a commercially viable cost of goods. Low productivities may result in a cost of goods which is too high to allow profitable commercialization, or give rise to the need for additional manufacturing process optimization which would require additional funding and time.

Additionally, the process of manufacturing biologics, such as our product candidates, is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

We and our contract manufacturers are subject to significant regulatory oversight with respect to manufacturing our products. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and may have limited capacity.

All parties involved in the preparation of therapeutics for clinical trial or commercial sale are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with GMP requirements. These regulations govern manufacturing processes and procedures (including recordkeeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. In addition, due to our use of transgenic animals to manufacture our product candidates, we, and potentially our third-party manufacturers, are subject to animal welfare requirements as part of our production process. The FDA, the USDA, and comparable foreign regulatory agencies may also implement new standards at any time, or change their interpretations and enforcement of existing standards, including for the manufacture, packaging or testing of biological products or for the care and welfare of research animals.

Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of a NADA and BLA on a timely basis and must adhere to the FDA’s GMP requirements and USDA animal welfare requirements enforced by each agency through its respective facilities inspection program. Our facilities and quality systems and the facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA approval of the products will not be granted.

The regulatory authorities also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third-party manufacturers. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or our third-party manufacturers to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a manufacturing facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

If we or any of our third-party manufacturers or testing contractors fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions. Such an occurrence may cause our business, financial condition and results of operations to be materially harmed.

The manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.

We presently manufacture our product candidates at our lab facilities in South Dakota. If our lab facilities were to be damaged or destroyed by fire, flood, other natural disaster or other occurrences of any kind, it would have a material adverse effect on our ability to produce product candidates and on our business, financial condition and results of operations.

We must comply with applicable current Good Manufacturing Practice, or cGMP, regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, leading to significant delays in the availability of therapeutic product for clinical studies or the termination or hold on a clinical study, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation. If we are not able to achieve and maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.

Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of product candidates. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

Our product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical studies or other development activities. If the defective product candidates cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidates.

Outbreaks of livestock diseases and other events affecting the health of our bovine herd can adversely impact our ability to conduct our operations and production of our product candidates.

Our product candidates are based on materials produced by genetically engineered bovines. We maintain a herd of approximately 200 genetically engineered production animals at a single location in South Dakota and a larger herd of recipient animals at other locations. Our ability to produce product candidates is dependent on the continued health and productivity of these animals. The supply of our product candidates can be adversely impacted by outbreaks of livestock diseases, which can have a significant adverse impact on our financial condition. Our animals produced by the recipient herd do not typically become productive until 15-18 months from the start of gestation. If all or a material number of the productive herd were to become diseased, injured or die as a result of bacterial, fungal or viral infections, such as foot and mouth disease, or natural disaster or other occurrences of any kind, it would have a material adverse effect on our ability to produce product candidates and on our business, financial condition and results of operations

Extreme factors or forces beyond our control could negatively impact our business.

Natural disasters, fire, bioterrorism or other acts of terrorism or vandalism, animal activist activity or adverse public perception or media coverage or other public relations issues, pandemics or extreme weather, including droughts, floods, excessive cold or heat, hurricanes or other storms, could impair the health or growth of livestock or interfere with our operations due to power outages, fuel shortages, feed shortages, decrease in availability of water, damage to our production and manufacturing facilities or disruption of transportation channels which would delay the development, regulatory approval and manufacture of our product candidates and ultimately affect our success. Any of these factors could have an adverse effect on our financial condition and ability to operate.

We have no sales and marketing experience.

We have no experience in sales, marketing or distribution. Before we can market any of our product candidates directly, we must develop a substantial marketing and sales force with technical expertise and supporting distribution capability. Alternatively, we may obtain the assistance of a pharmaceutical company with a large distribution system and a large direct sales force. We do not have any existing distribution arrangements with any pharmaceutical company for our products. There can be no assurance that we will be able to establish sales and distribution capabilities or be successful in gaining market acceptance for our products.

Collaborations with third parties may be important to our business. If these collaborations are not successful, our business could be adversely affected.

In addition to our current collaborations, we may in the future seek third-party collaborators for the development and commercialization of product candidates. If we enter into such collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from any future collaboration or license agreement will depend on the collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any collaborators may have the right to abandon research or development projects and terminate applicable agreements, including any funding obligations, prior to or upon the expiration of the agreed upon terms.

Any collaboration that we enter into in the future may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may decide not to continue the development of collaboration products and could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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a collaborator with marketing, distribution and commercialization rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product candidate;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, might cause delays or termination of the research, development or commercialization of such product candidates, might lead to additional responsibilities for us with respect to such product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborations may be terminated at the convenience of the collaborator or for a material breach by either party, and, if a collaboration is terminated, we could be required to make payments to the collaborator or have our potential payments under the collaboration reduced; and

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in the event of the termination of a collaboration, we could be required to raise additional capital to pursue further development or commercialization of the product candidates returned to us by our former collaborator.

Additionally, subject to its contractual obligations to us, if one of our collaborators is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

We are party to a contracting agreement with the US federal government which could be subject to revision or termination at the discretion of the US federal government.

We are executing on an award agreement (Project Agreement No. 01; MCDC1902-007) with the U.S. federal Government (USG) that is structured as a cost reimbursement agreement that includes a defined scope and budget and represents the substantial majority of our revenues. The USG has the right to discontinue the agreement and wind-down or change the scope of the projects within the agreement. In the event the USG stops or alters the scope of the project, such action could have a material impact on our financial performance. Further, the agreement contains general purpose and limited purpose rights of USG, which include the sharing of certain types of information and a right to negotiate reasonable access to physical assets that have been funded by USG.

We operate in a highly competitive industry.

We are engaged in highly competitive industries. We compete with many public and private companies, including pharmaceutical companies, chemical companies, specialized biotechnology companies and academic institutions. Many of our competitors have substantially greater financial, scientific and technical resources, and manufacturing and marketing experience and capabilities than us. In addition, many of our competitors have significantly greater experience conducting preclinical studies and clinical trials of new pharmaceutical products, and in obtaining regulatory approvals for pharmaceutical products. Our competitors and competitors of our collaborators may develop and commercialize such products more rapidly than we and our collaborators do. Competition may increase further as a result of potential advances from the study of pharmaceutical products, and greater availability of capital for investment in this field. There can be no assurance that our competitors will not succeed in developing technologies and products that are more effective than any being developed by us or that would render our technology and products obsolete or noncompetitive. There can be no assurance that these and other efforts by potential competitors will not be successful, or that other methods will not be developed to compete with our technology. There are specific products and technologies that compete with current product pipeline and that may outperform or be more competitive than our products. For example, there are multiple animal-derived sources for ATG, that may be competitive with SAB-142 for transplant such as Thymoglobulin (Sanofi Genzyme) and Atgam (Pfizer), SAB-142 for T1D such as teplizumab (Provention), otelixizumab (Tolerx/GSK); there are industry standard human sources of IgG that may compete with SAB-181 such as Hizentra (CSL Behring) and other commercially available human-derived IVIG’s; there are other antibody technologies that may compete with Our anti-influenza product, SAB-176 such as VIR-2482 (Vir), DAS-181 (Ansun), VIS410 (Visterra), FLU-IGIV (Emergent Biosolutions); there are multiple COVID-19 products that may compete with SAB-185 such as BRII-196/BRII-198 (Brii), AZD-7442 (AstraZeneca), LY-CoV555 (Eli Lilly/Abcellera), BMS-986414/BMS-986413 (BMS/Rockefeller University), VIR-7831 (Vir/GSK), REGEN-CoV (Regeneron), ADG-20 (Adagio), GIGA-2050 (Grifols).

We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations.

Our business operations and use of real property are subject to stringent federal, state, and local environmental laws and regulations pertaining to safe working conditions, ethical experimental use of animals, the discharge of materials into the environment, and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. These laws include the Occupational Safety and Health Act, the Toxic Test Substances Control Act and the Resource Conservation and Recovery Act. Compliance with these laws and regulations, and the ability to comply with any modifications to these laws and regulations, is material to our business. New matters or sites may be identified in the future that will require additional investigation, assessment, or expenditures. In addition, some of our facilities have been in operation for some time and, over time, we and any other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of our present or former properties or manufacturing facilities and/or waste disposal sites could require us to incur additional expenses. In addition, claimants may sue us for injury or contamination that results from our use of or our handling of contaminants, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect our financial condition and ability to operate.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological waste or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

Anti-takeover provisions contained in our certificate of incorporation as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include:

•	the right of our Board of Directors to issue shares of preferred stock and to fix the terms of such shares;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board of Directors;

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the right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board of Directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders; and

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requirement that a meeting of stockholders may only be called by members of our Board of Directors and the ability of our stockholders to call a special meeting is specifically denied, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors. These provisions, alone or together, could delay hostile takeovers and changes in control or changes in our Board of Directors and management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of outstanding our common stock from engaging in certain business combinations without approval of the holders of substantially all of our common stock. Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock and could also affect the price that some investors are willing to pay for our common stock.

Risks Related to Our Intellectual Property

Our success depends on our ability to maintain the proprietary nature of our technology.

Our success in large part depends on our ability to maintain the proprietary nature of our technology and other trade secrets. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret and other intellectual property protection. We also must operate without infringing the proprietary rights of third-parties or allowing third-parties to infringe our rights. Patent issues relating to pharmaceuticals and biologics involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office (“USPTO”) or enforced by the federal courts. Therefore, we do not know whether any particular patent applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to us.

Third parties may claim we infringe their intellectual property rights.

Our research, development and commercialization activities may be found to infringe patents owned by third-parties from whom we do not hold licenses or other rights to use their intellectual properties. There may be rights we are not aware of, including applications that have been filed, but not published that, when issued, could be asserted against us. These third-parties could bring claims against us, and that may cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of potential patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third-party. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. All of the issues described above could also impact our collaborators, which would also impact the success of the collaboration and therefore us.

We may become involved in litigation to protect or enforce our patents or the patents of our collaborators or licensors, which could be expensive and time-consuming.

Competitors may infringe our patents or the patents of our collaborators or licensors. As a result, we may be required to file suit to counter infringement for unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover our technology. An adverse determination of any litigation or defense proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at the risk of not issuing.

Even if we are successful, litigation may result in substantial costs and distraction to our management. Even with a broad portfolio, we may not be able, alone or with our collaborators and licensors, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

If patent laws or the interpretation of patent laws change, our competitors may be able to develop and commercialize our discoveries.

Important legal issues remain to be resolved as to the extent and scope of available patent protection for biopharmaceutical products and processes in the U.S. and other important markets outside the U.S., such as Europe and Japan. In addition, foreign markets may not provide the same level of patent protection as provided under the U.S. patent system. Litigation or administrative proceedings may be necessary to determine the validity and scope of certain of our and others’ proprietary rights. Any such litigation or proceeding may result in a significant commitment of resources in the future and could force us to do one or more of the following: cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign our products to avoid infringing the intellectual property rights of third-parties, which may be time-consuming or impossible to do. In addition, changes in, or different interpretations of, patent laws in the U.S. and other countries may result in patent laws that allow others to use our discoveries or develop and commercialize our products. We cannot provide assurance that the patents we obtain or the unpatented technology we hold will afford us significant commercial protection.

We have third party collaborators that might claim rights in or to our technology and/or assets.

We have extensive experience collaborating with multiple parties in Government and industry, and has agreements and collaborations that allow potential claims and actual rights, such as shared publication rights, shared inventions, access to assets, potential claims of co-inventorship, limited rights to data, general purpose rights to data, and other claims that may affect our business operations, intellectual property portfolio, interruption of operating assets or our ability to protect our own rights. There can be no assurance that our competitors, suppliers, service providers, collaborators or other parties will not succeed in asserting rights that are or become contrary to our interests.

Changes in patent law in the United States and in ex-U.S. jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing and proposing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents, particularly those directed to pharmaceutical and biopharmaceutical products and uses could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. We cannot predict how these decisions or any future decisions by the U.S. Congress, the federal courts or the USPTO may impact the value of our patents. Similarly, any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on our business and financial condition.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world is expensive. While many of our licensed patents, including the patents covering our lead product candidates, have been issued in major markets and other countries, our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States where we have issued patents, or from selling or importing products made using our inventions in other jurisdictions. Competitors may also use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we do not have patent protection or where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in and our patents or other intellectual property rights may not be effective or sufficient to prevent such competition.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical and biopharmaceutical products, which could make it difficult for us or our licensors to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings for infringement by third parties or by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could also result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and any related patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We may not prevail in any lawsuits that we initiate or are initiated against us and the damages or other remedies awarded in lawsuits that we initiate, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per eligible drug may be extended and only those claims covering the approved drug, an approved method for using it or a method for manufacturing it may be extended. Patent term extensions tied to marketing approval in foreign jurisdictions may also be available for our patents. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Being a Public Company

We incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, financial condition, and results of operations.

As a public company, we are and will continue to be subject to the reporting requirements of the Exchange Act, the listing standards of Nasdaq and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, financial condition, and results of operations, although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it increasingly expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, our business and financial condition are more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition, and results of operations.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements. If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we could be subject to regulatory scrutiny and a loss of confidence by stockholders, which could harm our business and adversely affect the market price of our common stock. We will cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of becoming a public company).

As an emerging growth company, we may choose to take advantage of some but not all of these reduced reporting burdens. Accordingly, the information we provide to our stockholders may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period under the JOBS Act. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our common stock.

Our warrants are accounted for as liabilities and changes in value of the warrants could have a material effect on our financial results.

On April 12, 2021, the staff of the SEC issued a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “SEC Staff Statement”). The SEC Staff Statement focused on certain accounting and reporting considerations related to warrants of a kind similar to warrants that we issued at the time of our initial public offering and the exercises by the underwriters of their over-allotment options in January 2021. In response to the SEC Staff Statement, we reevaluated the accounting treatment of the warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on our balance sheet and contained elsewhere in this prospectus derivative liabilities related to embedded features contained within the warrants. Accounting Standards Codification (“ASC”) 815-40 provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of income. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the warrants each reporting period and that the amount of such gains or losses could be material.

Our business, financial condition, and results of operations may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet the expectations of securities analysts or investors.

Our operating results have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance, our projections or the expectations of securities analysts because of a variety of factors, many of which are outside of our control and, as a result, should not be relied upon as an indicator of future performance. As a result, we may not be able to accurately forecast our operating results and growth rate. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our operating results include, but are not limited to: our ability to attract new clients and partners, retain existing clients and partners and maximize engagement and enrollment with existing and future clients; changes in our sales and implementation cycles, especially in the case of our large clients; new solution introductions and expansions, or challenges with such introductions; changes in our pricing or fee policies or those of our competitors; the timing and success of new solution introductions by us or our competitors or announcements by competitors or other third parties of significant new products or acquisitions or entrance into certain markets; any other change in the competitive landscape of our industry, including consolidation among our competitors; increases in operating expenses that we may incur to grow and expand our operations and to remain competitive; our ability to successfully expand our business, whether domestically or internationally; breaches of security or privacy; changes in stock-based compensation expenses; the amount and timing of operating costs and capital expenditures related to the expansion of our business; adverse litigation judgments, settlements, or other litigation-related costs; changes in the legislative or regulatory environment, including with respect to privacy or data protection, or enforcement by government regulators, including fines, orders, or consent decrees; the cost and potential outcomes of ongoing or future regulatory investigations or examinations, or of future litigation; changes in our effective tax rate; our ability to make accurate accounting estimates and appropriately recognize revenue for our solutions for which there are no relevant comparable products; changes in accounting standards, policies, guidance, interpretations, or principles; instability in the financial markets; general economic conditions, both domestic and international; volatility in the global financial markets; political, economic, and social instability, including terrorist activities and health epidemics (including the recent outbreak of COVID-19), and any disruption these events may cause to the global economy; and changes in business or macroeconomic conditions. The impact of one or more of the foregoing or other factors may cause our operating results to vary significantly.

Changes in accounting principles may cause previously unanticipated fluctuations in our financial results, and the implementation of such changes may impact our ability to meet our financial reporting obligations.

We prepare our financial statements in accordance with GAAP, which are subject to interpretation or changes by the FASB, the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. New accounting pronouncements and changes in accounting principles have occurred in the past and are expected to occur in the future which may have a significant effect on our financial results. Furthermore, any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our business, financial condition, and results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP and our key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to allowance for doubtful accounts, assessment of the useful life and recoverability of long-lived assets, fair value of guarantees included in revenue arrangements and fair values of stock-based awards, warrants, contingent consideration, and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Risks Related to our Common Stock

The market price of our securities may be volatile, which could cause the value of your investment to decline.

The price of our securities may fluctuate significantly due to general market and economic conditions. An active trading market for our securities may not develop or, if developed, it may not be sustained. In addition, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Even if an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline. Factors affecting the trading price of our securities may include, but are not solely limited to, the risk factors identified herein.

In addition, the stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

An investment in our common stock is extremely speculative and there can be no assurance of any return on any such investment.

An investment in our common stock is extremely speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in us, including the risk of losing their entire investment.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

If Nasdaq delists our securities from trading on its exchange for failure to meet their continued listing standards, we and our stockholders could face significant negative consequences including:

•	Limited availability of market quotations for our securities;

•	A determination that our common stock is a “penny stock” which will require brokers trading in our securities to adhere to more stringent rules;

•	Possibly resulting in a reduced level of trading activity in the secondary trading market for shares of our common stock;

•	A limited amount of analyst coverage; and

•	A decreased ability to issue additional securities or obtain additional financing in the future.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. As a result, you may not receive any return on an investment in our common stock unless you sell the common stock for a price greater than that which you paid for it.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock. Sales of significant number of shares of our common stock may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate, and make it more difficult for you to sell shares of our common stock. Certain holders of our securities are entitled to rights with respect to the registration of the shares of our common stock under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating as a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner it determines from time to time. We may also sell our common stock as part of entering into strategic alliances, creating joint ventures or collaborations or entering into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Warrants will become exercisable for shares of our common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding warrants to purchase an aggregate of 5,958,600 shares of our common stock will become exercisable on January 15, 2022, in accordance with the terms of the warrant agreement governing those securities. The exercise price of these warrants is $11.50 per share. To the extent such warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to the holders of shares of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our common stock.

Risks Related to Capital Markets

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have experienced extreme volatility and disruptions in the past, most recently as a result of the COVID-19 pandemic. These disruptions can result in severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our operations, growth strategy, financial performance and stock price and could require it to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, the market price of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If regular publication of research reports ceases, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our common stock to decline. Moreover, if one or more of the analysts who cover us downgrade our common stock or if reporting results do not meet their expectations, the market price of our securities could decline.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common stock.

Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. The price of our common stock may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, the price of our common stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, the price or the trading volume of our common stock could decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

Risks Related to Financing and Tax

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, advance or begin clinical trial and research initiatives, enhance our operating infrastructure, and acquire complementary businesses and technologies. In order to achieve these objectives, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Changes in legislation in U.S. and foreign taxation of international business activities or the adoption of other tax reform policies, as well as the application of such laws, could adversely impact our financial position and operating results.

As we expand the scale of our business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, results of operations, and financial condition. For example, the Biden administration has proposed changes to federal income tax laws that would, among other things, impose a 15% minimum tax on corporate book income for certain taxpayers and strengthen the global intangible low-taxed income regime imposed by the Tax Cuts and Jobs Act of 2017 while eliminating related tax exemptions. The impact of future changes to U.S. and foreign tax law on our business is uncertain and could be adverse, and we will continue to monitor and assess the impact of any such changes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•

the success, cost and timing of our product development activities and clinical trials, including statements regarding our plans for clinical development of our product candidates, the initiation and completion of clinical trials and related preparatory work and the expected timing of the availability of results of clinical trials;

•	our ability to recruit and enroll suitable patients in our clinical trials;

•	the potential indications, attributes and benefits of our product candidates;

•	our ability to obtain and maintain regulatory approval for our product candidates, and any related restrictions, limitations or warnings in the label of an approved product candidate;

•	our ability to obtain funding for our operations, including funding necessary to complete further development, approval and, if approved, commercialization of our product candidates;

•	the period over which we anticipate our existing cash and cash equivalents will be sufficient to fund our operating expense and capital expenditure requirements;

•	the potential for our business development efforts to maximize the potential value of our portfolio;

•	our ability to identify, in-license or acquire additional product candidates;

•	our ability to compete with other companies currently marketing or engaged in the development of treatments for the indications that we are pursuing for our product candidates;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and the duration of such protection;

•	our ability to contract with and rely on third parties to assist in conducting our clinical trials and manufacturing our product candidates;

•	our manufacturing capabilities, third-party contractor capabilities and strategy;

•	our plans related to manufacturing, supply and other collaborative agreements;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets, either alone or in partnership with others;

•	the rate and degree of market acceptance of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	regulatory developments in the United States and foreign countries;

•	the impact of laws, regulations, accounting standards, regulatory requirements, judicial decisions and guidance issued by authoritative bodies;

•	our ability to attract and retain key scientific, medical, commercial or management personnel;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our financial performance; and

•	the effect of COVID-19 on the foregoing.

Operating expenses and cash flow projections involve a high degree of uncertainty, including variances in future spending rates due to changes in corporate priorities, the timing and outcomes of clinical trials, competitive developments and the impact on expenditures and available capital from licensing and strategic collaboration opportunities. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our drug development or discovery research programs and delay or abandon potential commercialization efforts. We may not ever have any products that generate significant revenue. Therefore, current and prospective security holders are cautioned that there can be no assurance that the forward-looking statements included in this document will prove to be accurate. Biotechnology companies have suffered significant setbacks in advanced clinical trials, even after obtaining promising earlier trial results. Data obtained from such clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. After gaining approval of a drug product, pharmaceutical and biotechnology companies face considerable challenges in marketing and distributing their products, and may never become profitable.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statements and we undertake no obligation to publicly update any forward-looking statements or to publicly announce revisions to any of the forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements in this prospectus by these cautionary statements.

MARKET AND INDUSTRY DATA

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of management’s estimates presented herein are based upon management’s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

All of the shares of Common Stock offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

We will receive up to an aggregate of approximately $68.5 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants, if any, for general corporate purposes. We will have broad discretion over the use of proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of Common Stock issuable upon exercise of the Warrants offered hereby is determined by reference to the exercise price of the Warrants of $11.50 per share, subject to adjustment as described herein.

We cannot currently determine the price or prices at which shares of Common Stock may be sold by the selling securityholders under this prospectus. Our Common Stock is listed on Nasdaq under the symbol “SABS.” Our Public Warrants are listed on Nasdaq under the symbol “SABSW.”

MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY

Market Information

Our Common Stock and Public Warrants are currently listed on Nasdaq under the symbols “SABS” and “SABSW,” respectively. Prior to the consummation of the Business Combination, BCYP’s common Stock, units and warrants were listed on Nasdaq under the symbols “BCYP,” “BCYPU” and “BCYPW,” respectively. As of the Closing Date and following the completion of the Business Combination, there were 197 holders of record of the Common Stock and 2 holders of record of our Warrants, which excludes holders of our Common Stock and Warrants held in “street name.”

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the growth and development of our business. We have never declared or paid any cash dividends on our capital stock. We do not intend to pay cash dividends to our stockholders in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on the development of powerful and proprietary immunotherapeutic polyclonal human antibodies to treat and prevent infectious diseases and autoimmune disorders, including infectious diseases resulting from outbreaks and pandemics such as the COVID-19 pandemic. Using private resources and more than $200 million of funds awarded from the U.S. Government emerging disease and medical countermeasures programs since September 2019, we have developed a novel drug development platform, that we refer to as our DiversitAb platform. This platform is based on the power of the human immune system and has the unique capability to generate large quantities of specifically targeted, high-potency, fully-human natural polyclonal antibodies without the need for convalescent plasma or human donors. Over a span of two decades, our founding scientists have refined, optimized, and advanced genetic engineering and antibody science to develop transchromosomic cattle (which we refer to as Tc Bovine) that produce fully-human antibodies. These Tc Bovine form a key component of our DiversitAb platform. We are leveraging our DiversitAb platform to develop product candidates with the potential to be first-in-class against novel targets or best-in-class against known, but complex targets that treat diseases with significant unmet medical needs, including: (i) infectious diseases such as COVID-19 and influenza, (ii) immune system disorders, including type 1 diabetes (T1D) and organ transplantation, and (iii) cancer.

We are currently advancing two lead clinical programs: SAB-185 and SAB-176.

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SAB-185 is a fully-human, specifically targeted, broadly neutralizing polyclonal antibody therapeutic candidate for the treatment of non-hospitalized patients with mild to moderate COVID-19. It is currently being assessed in a Phase 3 clinical trial as part of the ACTIV-2 master protocol, funded and conducted by the National Institute of Allergy and Infectious Diseases, part of the U.S. National Institutes of Health (the NIH) in collaboration with the AIDS Clinical Trials Group. In September of 2021, an independent Data Safety Monitoring Board (the DSMB) completed its prespecified interim analysis data review of the safety and efficacy of SAB-185 in the Phase 2 portion of the ACTIV-2 trial and recommended advancement to Phase 3, which commenced in October 2021. We expect to complete enrollment for the Phase 3 in the second quarter of 2022. SAB-185, generated from the full-length spike protein of the SARS-CoV-2 Wuhan strain, has shown neutralization of the Munich, Washington, South African, Delta, Lambda, and other circulating variant strains in preclinical and nonclinical studies. In addition, recent data has demonstrated that SAB-185 retains neutralization activity against the Omicron SARS-CoV-2 in an in vitro pseudovirus model.

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SAB-176 is an anti-influenza Type A & B human polyclonal antibody therapeutic candidate that is currently being evaluated in a Phase 2a challenge study. In December 2021, we reported topline data from the Phase 2a challenge study in adults infected with influenza virus demonstrating that SAB-176 met its primary endpoint. We plan to advance SAB-176 into a Phase 2b clinical study in immunocompromised patients, which is expected to begin in the second quarter of 2022 in the southern hemisphere.

In addition to our clinical programs, we are engaged in preclinical development of SAB-142 for potential use in two indications: T1D and organ transplant. We also have ongoing discovery-stage research collaborations with global pharmaceutical companies, including CSL Behring (the largest human plasma company), addressing targets in oncology, autoimmune, infectious, and idiopathic diseases.

Recent Milestones

Since September 2019, we achieved multiple milestones, including:

•	Established proof-of-concept for our DiversitAb platform.

•	Fully enrolled Phase 2a challenge study for SAB-176 in adults infected with influenza virus.

•	Advanced to Phase 3 of NIH-Sponsored ACTIV-2 Trial based upon DSMB at interim analysis for SAB-185 (COVID-19) and commenced enrollment.

•	Announced topline data demonstrating SAB-176 met its primary endpoint in our Phase 2a challenge study in adults infected with influenza virus.

•	Announced that recent data demonstrated that SAB-185 retains neutralization activity against the Omicron SARS-CoV-2 in an in vitro pseudovirus model.

Proprietary DiversitAb Platform

Our proprietary DiversitAb platform gives us the unique ability to generate targeted, fully-human, polyclonal antibodies without the need for human donors or serum. These diverse and high potency antibodies can be targeted to viruses, bacteria, toxins, and human immunogen targets. The current platform relies on advanced genetic engineering that functionally replaces bovine antibodies with human antibodies (resulting in our Tc Bovine) produced from the full germ-line repertoire of human antibody heavy chain and kappa light chain genes on an engineered human artificial chromosome. The human antibody genes have been further engineered to efficiently produce a diverse repertoire of human immunoglobulin G (which is referred to as IgG) in bovine B-cells in response to specifically targeted immunogens as a result of the hyperimmunization of the Tc Bovine. Bovine were selected because they are large animals that produce large amounts of plasma with high concentrations of antibodies and respond effectively to immunogen challenge by producing high potency, high avidity polyclonal antibodies.

The novel capability of the DiversitAb platform in harnessing the natural human biological immune response makes our platform well-suited to address infectious diseases and immune system disorders, presenting potential opportunities for new therapies to address unmet medical needs.

The following graphic depicts the main elements of product development and manufacturing using our DiversitAb platform:

Through our DiversitAb platform, we have engineered a systematic therapeutic engine that emulates the way that nature synergistically targets the complexity of human disease. The discovery, development and production process represent a “plug-and-play” approach:

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Develop Immunogen for Disease Target. An immunogen is developed for a specific target. The platform is designed to address virtually any target including bacteria (whole killed), viruses, toxins, plasmid DNA, cells, and human tissues.

•	Hyperimmunize Tc Bovine. Tc Bovine are genetically engineered to produce fully-human antibodies, and then hyperimmunized with the immunogen, driving the immune response beyond protective levels.

•	Collect Plasma. The target specific human antibodies are collected from the Tc Bovine as plasma donations.

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Isolate Human Antibodies. Human antibodies are then isolated from the plasma through a plasma fractionation process and tested per established protocols. These antibodies are then ready for use as a human immunotherapy treatment or prophylactic.

Our DiversitAb platform is replicable and scalable. We believe that targeted human antibodies can be produced to counteract the same immunogen or multiple immunogens in as many Tc Bovine as necessary to generate sufficient doses of any target product. We can scale manufacturing by adding more Tc Bovine that are hyperimmunized to produce more plasma. Downstream processing primarily involves plasma fractionation to purify human IgG from all other plasma proteins to meet product specifications. Consistency of product is achieved by testing the potency of antibodies contained in each plasma collection and then combining plasma collections in a manufacturing pool that generates specified potencies within a specified antibody protein concentration.

We believe that the speed with which we can deploy our DiversitAb platform to develop countermeasures for emerging diseases and pandemics represents a significant advantage relative to other antibody manufacturers. We have successfully utilized our DiversitAb platform technology to generate early proof-of-concept and initial clinical lots that address specified immunotherapy targets in as little as 90 days, including completion of IND-enabling studies, in response to the emerging COVID-19 pandemic.

We have vertically integrated the platform technology across a significant series of value inflection points. Our capabilities include advanced animal reproduction methods (cloning) to produce Tc Bovine, animal husbandry, immunogen development, plasma collection, plasma purification, drug substance manufacturing and product fill/finish, nonclinical and clinical study management, quality assurance, quality control, regulatory compliance, and program collaboration. We have built a broad-based network of third-party collaborators, service providers, vendors, consultants, and government partners that can help support each of these vertically integrated activities.

Rapid Response Antibody Program

Since our founding in 2014, we have employed the DiversitAb platform to complete pre-clinical development of a dozen new products under a rapid timeline. Through commercial and government collaborations, we have produced new products from target identification through completion of IND-enabling studies in as little as 90 days. This timeline includes product concept, identifying and producing an immunogen, hyperimmunization of Tc Bovine, collection of plasma, purification of antibodies and initial potency assays to qualify the product candidate. We continue to innovate and vertically integrate workstreams to discover and develop products. Through a replicable combination of complex proprietary engineering and industry standard purification processes, we have demonstrated the ability to produce effective, high potency human polyclonal antibodies for a variety of targets. In response to the COVID-19 pandemic and the need for an effective therapeutic, we were able to advance SAB-185 from immunogen to the clinic in 128 days.

Our current agreement with Joint Program Executive Office-Enabling Biotechnologies (JPEO-EB) within the Department of Defense (DOD) was specifically directed to rapidly develop a medical countermeasure to Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2), the result of which became SAB-185. The initial agreement was designed as a staged escalation of our Rapid Response Antibody Program to known and unknown targets. This initial scope, including additional funding support through the Defense Health Authority and Biomedical Advancement Research and Development Authority (BARDA), and inclusion in the Countermeasures Acceleration Group (formerly Operation Warp Speed), was expanded to include SARS-CoV-2. As a result of our COVID-19 pandemic response, we successfully demonstrated our Rapid Response Antibody Program.

The work we have completed to date has also resulted in significant increases in production capacity and accelerated advancement of our capability to provide a readiness system at scale. Current Rapid Response

Antibody Program activity focuses on continued clinical development support for SAB-185, commercial scale production of finished product, and completing the framework for a vertically integrated product development system that manages products from discovery through licensure and commercial manufacturing on a condensed timeline.

Advantages of Our Polyclonal Antibodies

We believe that our human polyclonal antibodies have several advantages over monoclonal antibodies and animal and human-derived polyclonal antibodies.

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Polyclonal antibodies can be rapidly and consistently produced to target many different diseases and the regulatory pathway for plasma-derived polyclonals allows for broad potency to multiple disease targets within a single drug product.

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Because polyclonal antibodies are the natural way our bodies fight disease, they work organically with the rest of the immune system to activate effector cell function, which are the cells that defend the body in an immune response.

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Polyclonal antibodies can be used as both pre- and post-exposure prophylaxis and treatments and can be effective against highly mutating viruses and other diseases with epitope mutations or variants as a result of the large number of different antibodies and their ability to bind to multiple epitopes.

A study was conducted in 2014 to show how Tc Bovine derived human polyclonal antibodies interacted with cellular immunity as compared with monoclonal antibodies. The data shown below demonstrated the ability of an anti-Ebola Tc Bovine-produced human polyclonal antibody product candidate to activate viable human effector cells as compared to monoclonal antibodies and negative controls. In this study, micro-beads coated with Ebola glycoprotein were cultured with human monocytes, neutrophils, and Natural Killer cells in the presence of test agents.

In the graphic above, the lines with solid black and white circles represent monocyte and neutrophil phagocytosis in Figure A and B and Natural Killer cell degranulation in Figure C from the serum of two Tc Bovines hyperimmunized with Ebola glycoprotein on eight occasions. The blue and purple bars represent two Tc Bovine human polyclonal antibody lots produced from their plasma after the third and fourth immunizations and from the sixth, seventh and eighth immunizations respectively. The red and white bars represent a naïve Tc Bovine human polyclonal antibody and normal saline respectively. The green and orange bars represent two anti-Ebola glycoprotein monoclonals. As can be seen, both lots of anti-Ebola Tc Bovine human polyclonal antibodies demonstrated the ability to induce monocyte and neutrophil cell phagocytosis and Natural Killer cell degranulation. The lot produced from plasma after the sixth to the eighth immunization had better activity and is consistent with avidity maturation of the polyclonal antibodies. In contrast, while the monoclonals induced monocyte phagocytosis, only one was able to induce neutrophil phagocytosis. And critically, neither monoclonal antibody had the ability to induce Natural Killer cell degranulation. This indicates that Tc Bovine-produced human polyclonal antibodies induce human effector cells which are critically important to the control of viruses, bacteria, and other pathogens.

Advantages of our Polyclonal Antibody Approach.

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Animal-derived polyclonals, such as from horses or rabbits, have the disadvantage of being immunogenic in humans and they often cause severe hypersensitivity reactions limiting their clinical use or reuse as animal antibodies.

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Human-derived polyclonals are limited by the difficulty of collecting from humans and the inability of humans to produce antibodies to endogenous proteins under normal circumstances. Therefore, there is a significant potential advantage of Tc Bovine-produced human polyclonals in their ability to bind to both foreign exogenous or human endogenous protein targets, activate human effector cells, and not cause hypersensitivity reactions.

Initial Pre-clinical Studies and Variant Resistance

This table provides an overview of our in-vivo animal data from 2008 to 2018 that has enabled several pre-clinical studies with efficacy data demonstrating the broad potential of the DiversitAb platform to address diverse human diseases, globally. As shown in the table, infectious disease has been a proving ground for the validation of our platform. Listed above are several significant human diseases for which adequate countermeasures may not exist. These include Ebola, MERS-CoV, and Zika, among others. We have completed pre-clinical development for multiple potential infectious disease products to address these global emerging human biothreats, and we have repeatedly demonstrated 100% pre-clinical efficacy in several animal models for most targets. This consistent in-vivo efficacy demonstrates the broad potential of the platform and has ultimately led to the clinical advancement of multiple Phase 1 clinical trials for MERS-CoV, and our advanced infectious disease pipeline products, SAB-176 and SAB-185.

We have also demonstrated pre-clinical efficacy as both a prophylactic and therapeutic treatment. In a study conducted in 2017, we produced a fully-human polyclonal antibody, SAB-131, against Venezuelan Equine

Encephalitis Virus (VEE). VEE is both a potential pandemic and biothreat pathogen for which we believe counter measures to be seriously lacking. Three cohorts of mice were challenged with a lethal dose of VEE. In contrast to the control group (black lines) all mice treated prophylactically or therapeutically with SAB-131 survived with no to minimal weight loss, indicative of minimal clinical symptoms. Additionally, images of the brain of each cohort demonstrate that SAB-131 can prevent or reduce viral encephalitis, which is a natural progression of the disease for this pathogen. This is visible by the reduction of signal intensity or viral load in the brain between the control group and the prophylactic and therapeutic treated groups. This suggests that these antibodies can protect against neurological pathogens and potentially address unmet neurological diseases in humans.

Another potential therapeutic advantage of our polyclonal antibodies is their ability to effectively neutralize highly mutating pathogens such as Hantaan viruses. A study conducted in 2019 demonstrated SAB-159, an anti-Hantaan polyclonal antibody, completely neutralized the original wild-type virus, as well as both single mutants, and a double mutant of Hantaan virus. Effective neutralizing potency is indicated by the low in-vitro IC50 threshold concentration below 100ng/mL indicated by the small grey area at the bottom of the graph. In contrast, two neutralizing monoclonal antibodies alone or in combination could not completely neutralize the three different mutant strains.

Initial Preclinical Toxicology (SAB-301 Anti-Middle East Respiratory Syndrome Coronavirus)

We tested proprietary Tc Bovine-derived human polyclonal antibodies (SAB-301 Anti-MERS-CoV) to confirm that they were safe and tolerable in a preclinical toxicology study conducted in 2016.

The objectives of this study were to (i) determine potential toxic effects and target organs of toxicity, (ii) identify a no observed adverse effect level (NOAEL) and the maximum tolerated dose (MTD) of SAB-301 in New Zealand White male and female rabbits after a single intravenous dose administration and (iii) determine the toxicokinetic parameters and immunogenicity after single dose administrations. We may use information from this study to design subsequent toxicity studies and to determine the suitability of the proposed human dose.

In this study, male and female New Zealand White rabbits were given a single intravenous infusion of SAB-301 over 30 minutes at 50 mg/kg (600 mg/m2, Group 2) or at 370 mg/kg (4440 mg/m2, Group 3) on Day 1. The concentration of the dose formulation was constant (37.29 mg/ml) while dose volume varied for the treated groups. A control group was given vehicle (10 mM glutamic acid monosodium salt, 262 mM D-sorbitol, 0.05 mg/ml Tween 80, pH 5.5) at a volume (9.9 ml/kg) equivalent to that of the high dose group. The following parameters were evaluated: mortality/morbidity, clinical observations, body weights, food consumption, ophthalmology, clinical pathology (hematology, serum chemistry and coagulation), urinalysis, gross necropsy, histopathology, toxicokinetic analysis and immunogenicity.

All animals survived and no drug-related effects were observed for clinical observations, ophthalmology, food consumption, body weight, hematology and coagulation parameters, gross necropsy findings or histopathology.

Increases of 2- and 3.9-fold in globulin (GLO) were observed in males treated with SAB-301 at 50 and 370 mg/kg, respectively, compared with the controls on Day 3. GLO levels were also increased, 1.4- and 4.4-fold, respectively in the females in the 50 and 370 mg/kg groups, compared with the controls. Correlatively, the albumin to GLO ratio (ALB/GLO) was decreased, while total protein (TPR) was increased in these animals. By Day 50, the GLO, ALB/GLO ratio and TPR returned to normal. These changes are simply an increase in total globulin due to the intravenous injection of SAB-301, a human polyclonal antibody, into the blood stream. The analytical assays used to measure total globulin and protein in clinical chemistry cannot distinguish between endogenous protein and injected antibodies. In fact, bioanalysis showed that there were significant amounts of SAB-301 in serum on Day 4 in a dose-dependent manner. Therefore, this response is not considered an adverse effect of SAB-301, but is simply the increased presence of globulin in the blood stream after the administration of the test article.

Toxicokinetic analysis was performed on the measurable serum concentrations of SAB-301 in male and female rabbits after an intravenous infusion at dose levels of 50 and 370 mg/kg. There were non-linear increments in Cmax and AUCinf with a dose increase from 50 to 370 mg/kg. Mean apparent V values (33.4 to 80.6 ml/kg) indicate distribution of SAB-301 primarily in the vascular compartment. Females had a 60% greater exposure of SAB-301 at the higher dose (370 mg/kg), possibly due to a slower clearance rate in this group and formation of antibodies to SAB-301 in males.

In conclusion, a single intravenous infusion of SAB-301 over 30 minutes to male and female New Zealand White rabbits did not produce overt adverse effects and did not have any target organs of toxicity. Therefore, the maximum tolerated dose (MTD) of SAB-301 was not determined but we believe it to be greater than 370 mg/kg (4440 mg/m2) for a single intravenous dose administration in rabbits. The NOAEL of SAB-301 is considered to be at least 370 mg/kg (4440 mg/m2) for a single intravenous dose administration in rabbits.

First-in-Man Clinical Safety and Efficacy

The first-in-man clinical trial of SAB-301, conducted in 2017 and sponsored by the NIH, evaluated safety of this Tc Bovine-derived human polyclonal. The study was a blinded, placebo controlled, ascending dose study in healthy adults that investigated doses of 1.5 mg/kg to 50 mg/kg of intravenously administered product in 38 participants that were followed for 90 days post-infusion. The conclusion was that SAB-301 was safe and well tolerated. Pharmacokinetic analysis demonstrated a half-life of the anti-MERS-CoV human polyclonal antibodies of 28 1/2 days, which is the reported half-life of human-derived IgG antibodies in humans.

Importantly, anti-drug antibodies, or antibodies to ligands used in our DiversitAb purification process, or anti-bovine plasma protein antibodies were not detected.

Another clinical study conducted in 2017 at Brigham and Women’s Hospital, showed an initial indication of efficacy in a Tc Bovine-derived anti-Mycoplasma human polyclonal antibody in an immunosuppressed 68-year-old man diagnosed with a M. hominis septic polyarthritis who developed a chronically draining right hip fistula following a failed hip replacement surgery. The fistula is shown on the lower left above. He was treated with human-derived intravenous immunoglobulin and antibiotics for seven years during which time the mycoplasma became multi-antibiotic resistant. At the request of the patient and his physician, we produced the anti-mycoplasma human polyclonal which was intravenously administered to the subject at doses up to 100 mg/kg as shown in the center table above. This was done under an FDA allowed Phase 1b study. The human polyclonal product was well tolerated, and the subject’s mycoplasma load fell to undetectable levels with rapid healing and closure of the fistula as shown on the lower right.

The patient then elected to undergo a repeat hip replacement surgery and he developed a Staphylococcus Aureus and other bacteria wound infection including mycoplasma. The patient was then re-treated with the Tc Bovine-derived human polyclonal which resulted in marked reductions in mycoplasma load as shown in the center table. This remarkable case study demonstrates the potential utility of Tc Bovine-derived human polyclonals to treat serious antibiotic resistant infections in general, but also the potential opportunity to produce specific human polyclonals to treat individuals with intractable infections using a personalized medicine approach.

Pipeline Programs

We are leveraging our DiversitAb platform to advance a robust pipeline of differentiated antibody-based therapies for the treatment of infectious diseases and immune system disorders. We are focused on developing product candidates where we believe a differentiated human polyclonal approach has the greatest potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets to treat diseases with significant unmet medical needs, including (i) infectious diseases such as COVID-19 and influenza, (ii) immune system disorders, including T1D and organ transplantation, and (iii) cancer.

We believe route of administration is also an important component of the ability to access specific markets. While we are currently testing our lead programs using intravenous administration, we are pursuing the development of alternate routes of administration as an expansion of our market reach. These include intramuscular and sub-cutaneous administration methods.

The following summarizes the status of the drug candidates in our current pipeline:

SAB-185 (COVID-19)

SAB-185 is a fully-human, specifically targeted, highly potent, and broadly neutralizing human polyclonal antibody therapeutic candidate for COVID-19. SAB-185, generated from the full-length spike protein of the SARS-CoV-2 Wuhan strain, has shown neutralization of the Munich, Washington, South African, Delta, Lambda, and other variant strains in preclinical and nonclinical studies. In addition, recent data has demonstrated that SAB-185 retains neutralization activity against the Omicron SARS-CoV-2 in an in vitro pseudovirus model. Preclinical data has shown SAB-185 to be significantly more potent than human-derived COVID-19 convalescent IgG. We have completed multiple clinical and nonclinical studies to date, including a Phase 1 trial in healthy volunteers, and a Phase1b and Phase 2 clinical trial, both in COVID-19 patients. SAB-185 is currently being evaluated in an ongoing Phase 3 clinical trial, with full enrollment expected in the second quarter of 2022.

We are advancing SAB-185 in collaboration with the U.S. Government, as part of the Countermeasures Acceleration Group, formerly Operation Warp Speed. We filed the IND application, produced the initial clinical doses and entered the Phase 1 clinical trial in just 128 days from the program initiation. SAB-185 was designed and developed without the need for human convalescent plasma or human B-cell donations. The SAB-185 program aims to address the urgent need for readily accessible, safe, and efficacious therapies to treat COVID-19 and provides an important response model for future threats.

COVID-19 Background

Coronaviruses are a large family of viruses that can cause illness in animals or humans. In humans there are several known coronaviruses that cause respiratory infections. These coronaviruses range from the common cold to more severe diseases such as severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), and COVID-19.

COVID-19, the disease caused by SARS-CoV-2 and its numerous variants, caused a global pandemic in 2020 that rapidly advanced throughout the world and has resulted in over 265 million cases and more than 5.2 million deaths as of December 7, 2021. SARS-CoV-2’s genome encodes a spike protein common to all members of the coronavirus family. Neutralizing antibodies to this spike protein are associated with protection from infection and disease and, as a result, this spike protein is the primary target for currently available vaccines and monoclonal antibodies therapies.

The emergence of several SARS-CoV-2 variants have created significant concern with respect to therapeutics and vaccines to prevent and treat COVID-19. Some of the variants result in increased transmissibility and have shown resistance to current therapies that rely on neutralizing antibodies. These variants include the Omicron and Delta variants which have been identified by the Centers for Disease Control and Prevention as Variants of

Concern given their potential severity of illness and associated death and their increased transmissibility. The Centers for Disease Control and Prevention has indicated that some monoclonal antibody treatments may not be as effective against infection with Omicron. On April 16, 2021, FDA revoked the emergency use authorization for the lone administration of monoclonal antibody therapy bamlanivimab as a treatment of mild-to-moderate COVID-19 in adults and certain pediatric patients. The FDA’s decision was based on the fact that COVID-19 variants had been shown to be resistant to bamlanivimab when administered alone, resulting in the increased risk for treatment failure.

The Delta variant continues to be the dominant variant today, but Omicron has recently been detected in numerous U.S. states and several countries throughout the world. Certain variants have caused reinfections in individuals with pre-existing antibody responses due to prior infection or vaccination, indicating that pre-existing antibodies do not necessarily fully protect against these variants.

As a result of the growing number of variants and mutations, the ongoing vaccine hesitancy and the unknown immunity duration associated with the approved vaccines, we anticipate that COVID-19 is not going to be fully and completely addressed in the near future and will likely be an endemic disease requiring numerous safe and feasible treatment alternatives for the foreseeable future.

Alternative Treatments and Limitations

Vaccines for Prevention of COVID-19

Several vaccines have been authorized for the prevention of COVID-19 under public health emergency guidelines in the United States and worldwide, including vaccines created by Moderna and Pfizer/BioNTech utilizing mRNA as well as adenovirus-based vaccines developed by AstraZeneca and Janssen (a subsidiary of Johnson and Johnson). While these vaccines have demonstrated efficacy in preventing COVID-19, we believe that a vaccine alone approach is not going to be fully effective to address the COVID-19 pandemic because of several factors, including:

•	Current and future variants may be resistant in whole or in part to current vaccines.

•	Vaccines do not provide immediate protection as the neutralizing antibody response resulting from available vaccines takes approximately 10 to 14 days after the final dose of the vaccine.

•	Immunocompromised individuals may not respond sufficiently to the neutralizing antibody response of the vaccines because of the limitations inherent in compromised immune systems.

•	Negative perceptions of vaccine safety continue to prevent a significant portion of the U.S. and world populations from accepting the vaccine as a safe and effective prophylactic.

•	The duration of vaccine protection is still unknown and may require periodic booster shots.

Monoclonal Antibodies for Treatment of COVID-19

A small number of monoclonal antibody treatments (either as a monotherapy or a combination cocktail) have been granted emergency use authorization in the United States and are available for use in certain EU member states for the treatment of mild to moderate COVID-19 in certain patient populations. The recent emergence of several SARS-CoV-2 variants has impacted the efficacy of these treatments. For example, on April 16, 2021, FDA revoked the emergency use authorization for the lone administration of monoclonal antibody therapy bamlanivimab as a treatment of mild-to-moderate COVID-19 in adults and certain pediatric patients. The FDA’s decision was based on the fact that COVID-19 variants had been shown to be resistant to bamlanivimab when administered alone, resulting in the increased risk for treatment failure.

Anti-viral Small Molecule Drugs for Treatment of COVID-19

Molnupiravir is a polymerase inhibitor, which works by stopping the virus’s genetic material from being replicated accurately, causing the enzyme that replicates the virus’ RNA to inserts errors or mutations, which then get replicated many times until the virus can no longer survive. Research suggests drugs similar to molnupiravir can affect other enzymes in the body when given for longer periods of time and was of concern for the 13-10 vote from the FDA advisory committee.

Paxlovid is made up of two components, an experimental molecule called PF-07321332 and a drug called ritonavir, which is also used in some drugs to treat HIV. Both components are protease inhibitors, meaning they block an enzyme that cuts apart long strands of nonfunctional viral proteins into smaller, functional proteins thus making viral proteins non-functional.

Market Opportunity

We believe that SAB-185 will become a treatment option for COVID-19 patients in the U.S. representing a market of more than 250 million potential patients. Vaccines are not expected to singularly address the COVID-19 pandemic and eventual endemic, as based on today’s vaccination rates, more than 30% of the U.S. population and a higher percentage of the global population have refused to participate in, or have not been able to participate in, current vaccination programs. SAB-185 has the potential to be a complementary therapy along with a global vaccination program to provide treatment for those who are not vaccinated, as vaccine efficacy wears off and for those patients who are immunosuppressed. Current estimates suggest the accessible U.S. market in 2023 for COVID-19 antibody therapeutics is approximately $5 billion.

Our Rationale for the Development of SAB-185 Polyclonal Antibody for Treatment of COVID-19

We began development of SAB-185 around the middle of March 2020, when the seriousness of the pending pandemic became evident. We immediately procured DNA sequences of the full-length spike protein and began DNA immunization of the Tc Bovine. DNA from the immunizations incorporated into the cells of the Tc Bovine and began producing SARS-CoV-2 Spike Protein that initiated and immune response in the animals. The animals were immunized twice with the DNA immunization, three weeks apart. During this time, we developed a full-length spike protein that was delivered to the Tc Bovine three weeks after the second DNA immunization. Plasma was collected from these animals on day 8, 11, and 14 after this third spike protein immunization. The plasma was pooled and used as the raw material to purify the Anti-SARS-CoV-2 human polyclonal antibodies in our proprietary purification process. The initial clinical lot was released in June 2020, and the pre-clinical studies were completed and the Initial New Drug Application was filed on July 6, 2020 with FDA agreeing to allow the start of the Phase 1 and Phase 1b clinical trials on July 31, 2020.

Phase 3 Trial

The Phase 3 portion of the ACTIV-2 trial is a randomized, unblinded, active comparator-controlled adaptive platform study that is assessing the clinical safety and efficacy of SAB-185 at a dose of 3,840 unit/kg (approximately 750 mg total dose in a 100 kg human) compared to active control monoclonal antibody treatment in people with mild to moderate COVID-19 who are at higher risk for progression to hospitalization, enrolling approximately 600 participants to receive the investigational agent SAB-185 and 600 to receive an active comparator. The primary outcome measures of the Phase 3 trial will include safety and non-inferiority for the prevention of a composite endpoint of either hospitalization or death from any cause through study day 28. More information on the Phase 3 trial can be found at the ClinicalTrials.gov website (Identifier: NCT04518410). Assessment of SAB-185 in the Phase 3 trial is ongoing with more than 130 sites having been activated, including Ex-U.S. and more than 30 sites currently enrolling. The first patient in the Phase 3 trial was dosed in early October 2021 and we currently expect enrollment to be complete by the end of the second quarter of 2022.

Phase 2 Trial

The Phase 2 portion of the trial for SAB-185 began in the second quarter of 2021. ACTIV-2 is a COVID-19 master protocol sponsored and funded by the NIH, in collaboration with the AIDS Clinical Trials Group. The Phase 2 trial was in ambulatory patients, with 110 participants in each of two cohorts, and a control group.

In September 2021, we announced that the DSMB had completed its prespecified interim analysis data review of the safety and efficacy of SAB-185 in the Phase 2 portion of the ACTIV-2 trial and recommended advancement to Phase 3 based on meeting pre-defined graduation criteria. We are expecting to receive final data from the Phase 2 trial in the first half of 2022.

Both the lower dose of 3,840 units/kg (approximately 750 mg total dose in a 100 kg human) and the higher dose of 10,240 units/kg (2000 mg total dose in a 100 kg human) of SAB-185 tested in Phase 2 met the pre-defined efficacy goal for advancement to Phase 3 and appeared safe at the interim analysis. NIH and SAB researchers decided to assess the lower SAB-185 dose in Phase 3.

Phase 1 Trials

The Phase 1 trial, started in July 2020, was a randomized, double-blind, placebo-controlled study of four cohorts consisting of a total of 28 subjects, at dose levels of 10 mg/kg, 25 mg/kg, 25 mg/kg on two occasions, or 50 mg/kg of SAB-185, or normal saline. All subjects have concluded their participation. A description of this study can be found at the ClinicalTrials.gov website under the identification code of NCT04468958. The primary endpoint(s) were the incidence and severity of adverse events and Serious Adverse Events (SAEs) or transfusion-related adverse events at day 29. Secondary endpoints included the incidence and severity of adverse events and SAEs through day 90, among others. The DSMB monitored adverse events after each cohort was infused. The DSMB recommended that each later cohort could be infused with the next highest dose according to the study protocol. No SAB-185-related SAEs were identified by the DSMB, though some anticipated adverse events were noted in both the SAB-185 and placebo participants. Interim aggregate data from the 10mg/kg and 25mg/kg cohorts from this study, including safety data, were submitted to the FDA.

The Phase 1b trial, started in August 2020, was a randomized, double-blind, placebo-controlled study of three cohorts consisting of a total of 21 subjects, at dose levels of 10 mg/kg, 25 mg/kg, or 50 mg/kg of SAB-185 or normal saline. A description of this study can be found at the ClinicalTrials.gov website under the identification code NCT04469179. The primary endpoint(s) were the incidence and severity of adverse events and SAEs or transfusion-related adverse events at day 29. Secondary endpoints included the incidence and severity of adverse events and SAEs through day 90 and measurement of SARS-CoV-2 quantitative reverse transcriptase polymerase chain reaction (qRT-PCR) results of the naso/oropharynx at various times. The DSMB monitored adverse events after each cohort was infused and recommended that each later cohort could be infused with the next highest dose according to the study protocol. No SAB-185-related SAEs were identified by the DSMB though adverse events were noted in both the SAB-185 and placebo participants. Interim aggregate data from the 10mg/kg and 25mg/kg cohorts from this study, including safety data, were submitted to the FDA.

After completion of the Phase 1 trials, the FDA allowed SAB-185 to progress into an adaptive COVID-19 Phase 2 as part of the ACTIV-2 protocol, which can be found at ClinicalTrials.gov website under the identification code NCT04518410, sponsored and conducted by the NIH.

Preclinical Studies

In this study conducted at the University of Pittsburg in 2020, SAB-185 was compared to the highest titer convalescent plasma available using the plaque reduction neutralization titer needed to neutralize 100% of the SARS-CoV-2 virus. These results suggest that SAB-185 is 40 times more potent than high titer convalescent plasma. This high titer, target specific human polyclonal antibody is achieved through our hyperimmunization strategy. These high titer human polyclonal antibodies cannot be achieved with convalescent plasma from human donors.

In this study conducted at Washington University School of Medicine in 2020, we evaluated the ability of three different lots of SAB-185 and an anti-SARS-CoV-2 monoclonal antibody to prevent SARS-CoV-2 escape mutants. The three different lots of SAB-185 and the monoclonal antibody were serially passaged in the presence of SARS-CoV-2 virus. As shown, no SAB-185 lots allowed the development of escape mutants. However, SARS-CoV-2 escape mutants developed in the presence of the monoclonal antibody indicated by the three red arrows, one of which includes an E484K mutant. This specific mutation that was lab generated is also a currently circulating mutation found in multiple SARS-CoV-2 variants of concern and variants of interest that are infecting humans globally.

Multiple SARS-CoV-2 variants with spike protein mutations have arisen and are infecting humans globally, and their impact on the effectiveness of both vaccines and immunotherapies is a growing concern. We have been collaborating with the U.S. Government COVID response throughout 2020 and 2021 to evaluate the ability of SAB-185 to neutralize these mutant strains using a pseudovirion assay developed and conducted at the FDA. In this study, the inhibitory concentration at 50% of SAB-185 was determined against pseudovirions containing mutations in the spike protein and compared to the wild-type virus, to determine the ratio between the two. As can be seen on the table above to the left in the IC50 ratio column, no significant impact on the IC50 ratio was observed for any of the tested mutant strains including the current most prevalent strain in the U.S., the Delta variant. This indicates that SAB-185 is retaining neutralization potency to these existing SARS-CoV-2 variants of concern and potentially future emerging variants. In addition, specific virus point mutations like the E484K mutation are known to escape some monoclonal antibody therapeutics, which is indicated on the heatmap to the right are all fully neutralized by SAB-185.

In addition, recent data has demonstrated that SAB-185 retains neutralization activity against the Omicron SARS-CoV-2 in an in vitro pseudovirus model. The data were generated by scientists at the US Food and Drug Administration (FDA) Center for Biologics Evaluation and Research (CBER).

In this study, FDA researchers evaluated SAB-185 using a lentiviral-based pseudovirus assay conducted in a BSL2 environment that incorporates a stable 293T cell line expressing human angiotensin converting enzyme 2 (ACE2) and transmembrane serine protease 2 (TMPRSS2). The results indicate that SAB-185 retains a potent ability to neutralize recombinant S protein lentiviral pseudovirus that mimics the SARS-CoV-2 Omicron (B.1.1.529) variant.

Although SAB-185 retained potent neutralization of the Omicron variant, it did show a mild-moderate reduction in potency compared to the wild type. Due to the nature of polyclonal antibodies, it is important to note that neutralization is only one component of overall efficacy which can potentially provide therapeutic benefit to patients. For example, polyclonal antibodies can effectively block receptors used for viral entry by binding to multiple epitopes on the receptor binding domain and activation of immune effector cells which are not evaluated in this study. The versatility of our platform also provides the capability to quickly add strains and adjust to new variants through strain change supplements to our regulatory filings. To that end, we are moving to optimize SAB-185 by adding activity to the Omicron variant by hyperimmunizing a portion of the Tc bovine SAB-185 production herd to an Omicron specific immunogen.

SAB-185 Antibody Dependent Enhancement (ADE)

Antibody Dependent Enhancement (ADE) is a poorly understood phenomenon in which a viral disease can become much more severe or lethal after vaccination or after administration of antibodies against a virus. In the first half of 2020, we investigated the potential of SAB-185 to cause severe disease in a wild-type (WT) ferret model of mild disease after infection with SARS-CoV-2. Cohorts of WT ferrets (four cohorts, N=3 per cohort) were infused with 1.0, 0.5 and 0.1 mg/kg of SAB-185 (one log range in dose) or normal saline 15 hours prior to infection with a low-passage Munich strain of SARS-CoV-2 and followed for 14 days. The 1.0, 0.5, and 0.1 mg/kg SAB-185 doses in ferrets were selected to approximate potentially non-neutralizing SAB-185 antibody concentrations that would occur after multiple half-lives after a human received 5 to 20 mg/kg of SAB-185.

The results of the study indicated that SAB-185 treatment of the WT ferret cohorts did not cause acute toxicity, any mortality, or enhanced disease over the course of 14-day study. All groups and animals had mild disease, though individual animals had variations in measured clinical and scientific parameters.

SAB-185 Tissue Crossreactivity Study

The objective of this study, conducted in 2020 in preparation for IND submission, was to evaluate the potential cross reactivity of biotinylated SAB-185 with cryosections from a full panel of human tissues. Two different lots (Lot Nos. A5303 and A5304) of biotinylated SAB-185 were compared. In order to detect binding, the biotinylated test articles, designated SAB-185-Bio (Lot No. A5303) and SAB-185-Bio (Lot No. A5304), were applied to cryosections of normal human tissues (at least 3 donors per tissue, where available) at two concentrations (35 and 10 µg/mL [Lot No. A5303] or 35 and 7 µg/mL [Lot No. A5304]). In addition, the test articles were substituted with a biotinylated polyclonal human IgG antibody, which has a different immunogenic specificity from that of the test articles, designated HuIgG-Bio (control article). Other controls were produced by omission of the test or control articles from the assay (assay control).

SAB-185-Bio (both Lot Nos. A5303 and A5304) produced weak to strong staining of the positive control material (SARS-CoV-2 RBD-His UV-resin spot slides [designated SARS-CoV-2 RBD]) at the higher concentration, with a reduction in staining intensity to weak to moderate at the lower concentration of SAB-185-Bio (Lot No. A5303) and comparable staining at the lower concentration of SAB-185-Bio (Lot No. A5304). SAB-185-Bio (Lot No. A5303) and SAB-185-Bio (Lot No. A5304) did not specifically react with the negative control material (human hypercalcemia of malignancy peptide, amino acid residues 1-34 UV-resin spot slides [designated PTHrP 1-34]) at either staining concentration. The control article, HuIgG-Bio, did not specifically react with either the positive or negative control materials. There also was no staining of the assay control slides. The specific reactions of SAB-185-Bio (Lot No. A5303) and SAB-185-Bio (Lot No. A5304) in all

staining runs with the positive control material and the lack of specific reactivity with the negative control material, as well as the lack of reactivity of the control article, indicated that the assay was sensitive, specific, and reproducible.

No staining was present with SAB-185-Bio (Lot Nos. A5303 or A5304) in the human tissue panel examined. As SAB-185-Bio (Lot Nos. A5303 or A5304) bind to a viral protein not expected to be expressed in normal human tissues, this result was anticipated.

The results of the ADE and Tissue Crossreactivity studies were submitted to the FDA for review as part of the IND request. The FDA allowed us to initiate a Phase 1 trial in healthy adults and a Phase 1b trial in ambulatory adults with confirmed SARS-CoV-2 infection.

SAB-176 (Severe Influenza)

SAB-176 is a multivalent, broadly neutralizing fully-human polyclonal antibody therapeutic candidate in development for the treatment or prevention of severe influenza. This novel, specifically targeted high-potency immunotherapy leverages the natural human immune response and is designed to bind and neutralize both Type A and Type B influenza, including emerging and mutating strains. It may also be modified to address annual strain changes when needed. Nonclinical data suggests that SAB-176 offers broad protection against diverse influenza strains, even those that were not specifically targeted, potentially because of its strong cross-reactive potencies to conserved epitopes. We have completed multiple clinical and nonclinical studies to date, including a Phase 1 trial in healthy volunteers, and a Phase 2a challenge study that was initiated in June 2021. SAB-176 has the potential to complement seasonal vaccine programs, to achieve better efficacy than small molecule anti-influenza antivirals in the general population, to avoid development of resistant strains and to serve as a protective prophylactic in high-risk populations. This promising therapy is well-suited to address highly mutating viruses that have significant annual health impacts as well as pandemic potential.

Influenza Market

Seasonal influenza remains a meaningful burden for the healthcare system. While the influenza season differs each year, the CDC estimates there are on average 9 – 41 million cases of the flu each year, with 140,000 – 710,000 hospitalizations and 12,000 – 52,000 deaths per year (average 2010-2020). Oseltamivir phosphate (branded: Tamiflu) is an effective therapy for treating the flu if used within two days of onset. However, some patients still develop severe disease and are resistant to treatment (estimates of resistance vary: 3-27%). As such, we see the potential for an additional treatment for flu, particularly in higher-risk patients.

While the severity of influenza is challenging to forecast year to year, for simplicity’s sake, we assume a consistent incidence rate of 30 million cases in the U.S., within the average range of the last ten years. In the 2020/2021 influenza season, cases and hospitalizations were down markedly (approximately 60% and 90%, respectively), as many or more of the vulnerable patients contracted COVID, rather than influenza. It is our expectation that influenza is globally persistent and case rates are expected to come back to historical levels in the coming years. We expect that at the time of launch, there will be approximately 30 million cases of influenza in the U.S. annually, about half of which will require a medical visit.

Phase 2a Challenge Trial

In December 2021, we announced topline data for a Phase 2a challenge trial that was initiated in June 2021. This was a randomized, double-blind, placebo-controlled study evaluating the safety and treatment efficacy of SAB-176 in 60 healthy adults challenged with a pandemic influenza virus strain (pH1N1). Participants were randomized to receive either SAB-176 (25 mg/kg dose) or placebo and were intranasally inoculated with pandemic H1N1 (2009/California) virus. Nasopharyngeal swabs were taken 8 days after inoculation.

The primary endpoint of the study was reduction of the nasopharyngeal viral load of subjects treated with SAB-176 (expressed as area under the curve, or AUC) compared to those receiving placebo over an 8-day timepoint as measured by qRT-PCR. SAB-176 met the primary endpoint of significantly reducing patient pH1N1 influenza viral load in the treated subjects (p = 0.026, one sided).

A secondary endpoint of the challenge study was reduction of clinical flu signs and symptoms in the subjects receiving active treatment (n=8) compared to placebo controls (n=12) for those who had signs and symptoms. SAB-176 achieved statistical significance in meeting the secondary endpoint at Day 4 (p = 0.013, one sided) in symptomatic patients. A full analysis and data readout is being prepared and expected in the first half of 2022.

In this study, SAB-176 also appeared to be safe and well tolerated. No SAB-176-related SAEs were observed, and most adverse events were mild to moderate. Based on these positive efficacy and safety results, we plan to further evaluate SAB-176 in a global clinical trial in the second quarter of 2022.

Phase 1 Trial

SAB-176 was evaluated in an ascending dose, double-blind, randomized, placebo-controlled Phase 1 safety trial in 27 healthy volunteers in 2020. The FDA allowed us to initiate a Phase 1 trial in healthy adults based on the safety profile in the preclinical data set. A Safety Review Committee (SRC) monitored adverse events after each cohort was infused and recommended that each later cohort could be infused with the next highest dose according to the study protocol. Although anticipated adverse events were noted among the SAB-176 and placebo participants, no drug related SAEs were identified by the SRC. A final study report is expected in the first quarter of 2022.

Preclinical Studies

A pre-clinical study, conducted at Utah State University in 2017, demonstrated the ability of our anti-influenza human antibodies (an earlier, non-optimized candidate designated SAB-149) to produce cross-reactive antibodies to mutating influenza strains we did not initially target. The panel to the left is phylogenetic tree or ancestral map of the B Yamagata seasonal influenza strain. Specifically highlighted are the 2013 B/Phuket/ strain used to produce antibodies from our platform and its distant relative from 2006, the B/Florida strain which we used as the challenge strain in a lethal mouse model in the panel to the left. As shown here, the antibodies provided 100% protection down to 12.5 mg/kg demonstrating cross-protection to current and future emerging flu variants due mutational drift. This is a potential advantage of polyclonal antibodies and our platform.

One of the areas of growing concern with small molecule antivirals used to treat influenza is neuraminidase inhibitor resistance. For this reason, new treatments for influenza are needed. In this study conducted at the

University of Utah in 2019, the in-vivo efficacy of SAB-176 compared to a human-derived antibody product and the small molecule, Oseltamivir was assessed in a lethal mouse model after challenge with an Oseltamivir resistant pandemic H1N1 strain. Five mg/kg of SAB-176 provided 100% protection while 5, 10 and 20 mg/kg of the human-derived anti-influenza antibody or oseltamivir did not. This suggest that SAB-176, at very low doses, could be effective in the treatment of humans infected with neuraminidase resistant or non-resistant H1N1 influenza.

SAB-176 Tissue Crossreactivity

The objective of this study conducted in 2019 was to determine the potential cross reactivity of biotinylated SAB-176, a polyclonal human IgG antibody directed against influenza virus, with cryosections of human and rabbit (New Zealand White) tissues. To detect binding, the biotinylated test article, designated SAB-176-Bio, was applied to cryosections of normal human tissues (at least three donors per tissue, where available) and rabbit tissues (at least two animals per tissue, where available) at two concentrations (20 and 2 µg/mL). In addition, the test article was substituted with a biotinylated human IgG antibody, which has a different immunogenic specificity from that of the test article, designated HuIgG-Bio (control article). Other controls were produced by omission of the test or control articles from the assay (assay control).

SAB-176-Bio produced weak to strong staining of the positive control material (rHA1-H1N1 [A/Cal/07/09]-His [recombinant hemagglutinin protein] UV-resin spot slides [designated rHA1-H1N1]) at both concentrations. SAB-176-Bio did not specifically react with the negative control material (human hypercalcemia of malignancy peptide, amino acid residues 1-34, UV- resin spot slides [designated PTHrP 1-34]) at either staining concentration. The control article, HuIgG-Bio, did not specifically react with either the positive or negative control materials. There also was no staining of the assay control slides. The specific reactions of SAB-176-Bio in all staining runs with the positive control material and the lack of specific reactivity with the negative control material, as well as the lack of reactivity of the control article, indicated that the assay was sensitive, specific, and reproducible.

No staining was present with SAB-176-Bio in the human panel examined. As SAB-176-Bio binds to an influenza virus protein not expected to be expressed in normal human tissues, this result was anticipated. In the rabbit tissue panel, staining with SAB-176-Bio was restricted to the cytoplasm of rare epithelial cells in hair follicles in the skin. Binding to cytoplasmic sites in tissue cross-reactivity studies generally is considered of little to no toxicologic significance due to the limited ability of antibody drugs to access the cytoplasmic compartment in vivo. (Hall, et al., Preclinical Safety Evaluation of Biopharmaceuticals: A Science-Based Approach to Facilitating Clinical Trials. Wiley-Interscience; 2008. p. 208-40 and Leach et. al. Toxicol Pathol 2010 December;38(7):1138-66.)

SAB-176 Toxicology

The objectives of this study, conducted in 2019, were to determine the potential toxicity of SAB-176 for the treatment of Type A and Type B influenza illnesses, when given as a single intravenous infusion to rabbits and to evaluate the potential reversibility of any findings. In addition, the toxicokinetic characteristics of SAB-176 were determined.

The following parameters and end points were evaluated in this study: clinical signs, body weights, body weight gains, food consumption, ophthalmology, clinical pathology parameters (hematology, coagulation, clinical chemistry, and urinalysis), toxicokinetic parameters, immunogenicity analysis, gross necropsy findings, organ weights, and histopathologic examinations.

There were no test article-related effects noted on clinical signs, body weights, body weight gains, food consumption, ophthalmology, gross necropsy findings, organ weights, or histopathologic examinations.

There were no test article-related adverse effects on clinical pathology parameters. Decreased leukocytes (WBC) (down to 0.82X), lymphocytes (0.74X), monocytes (0.61X), eosinophils (0.50X), basophils (0.57X), and large unstained cells (0.73X), as well as increased neutrophils (1.2X) were noted in test article-treated females on Day 1 when compared to concurrent controls. These differences improved, but most were still present on Day 3 of the study. By Day 50, these values were similar to that of concurrent controls. Decreased activated partial thromboplastin time (0.76X and 0.80X) was noted in test article-treated females on Day 3 and Day 50 when compared to concurrent controls. Increased globulin (up to 1.59X) with associated decreased albumin to globulin ratio was noted in test article-treated males and females on Day 3 when compared to concurrent controls. These differences were not noted on Day 50.

In conclusion, administration of SAB-176 by single intravenous infusion was well tolerated in rabbits at levels of 362.65 and 725.30 mg/kg/day. No target organs were observed. Based on these results, the no-observed-adverse effect level (NOAEL) was considered to be 725.30 mg/kg/day.

SAB-176 was assessed in IND-enabling studies including Good Laboratory Practice (GLP) tissue crossreactivity and toxicology studies. The results were submitted to the FDA for review as part of the IND submission.

SAB-142 (Organ Transplant & Type 1 Diabetes)

We are currently advancing therapeutic candidates through its SAB-142 program for organ transplant induction and organ transplant rejection, as well as a related program to address T1D. We are also conducting an undisclosed autoimmune target research effort under a research collaboration agreement with CSL Behring. The collaboration is exploring the potential of new therapies to treat challenging autoimmune and idiopathic diseases using polyclonal antibodies generated by our DiversitAb platform. We are sharing research program and related costs with CSL Behring. The collaboration may lead to subsequent development and commercialization agreements.

Potentially Significant Opportunity in Transplant

SAB-142 is a fully-human anti-thymocyte globulin (ATG) candidate for preventing organ transplant rejection. Current approved ATG products are sourced from animals, including transplant market leader rabbit-derived Thymoglobulin, and equine-derived ATGAM. A human ATG alternative has the potential for higher potency without toxicity, presenting a potential opportunity to redefine the standard of care. Dosing advantages of a human ATG may include a longer half-life and potential for repeat dosing, without significant potential to generate serum sickness or anaphylaxis, which can be caused by the presence of animal proteins in the current therapies.

Despite broad use, there are several limitations of approved ATG products. Risks of serum sickness and anti-drug antibody (ADA) formation have limited use of animal ATG products, with rates of serum sickness >30% and repeat dosing not recommended. Therefore, physicians typically reserve its use for immune induction or acute rejection – but not both. A human alternative such as SAB-142 is expected to have several advantages over ATG animal antibody products. In the established transplant market, a human ATG that has a reduced risk of adverse events such as serum sickness has the potential to penetrate the current market and expand existing clinical use.

SAB-142, has demonstrated a comparable profile in vitro to approved animal ATG products–equine-derived ATGAM and rabbit-derived Thymoglobulin. The Tc Bovine-derived human ATG has also demonstrated higher potency compared to Thymoglobulin in vitro. We expect to show improved safety, dosing, and efficacy profiles for our human ATG program in future human studies.

This is a flow cytometry analysis of a gated lymphocyte cell population comparing SAB-142 to the two FDA approved and commercially available rabbit and horse ATG products on the market. As you can see, SAB-142 binds to the same T-cell population as both rabbit and horse ATG antibodies, suggesting comparable mode of action.

We further explored the mode of action of SAB-142 against T-cell subsets. SAB-142 had higher CD8 killing activity compared to the rabbit antibody and had similar performance in survival of T-regulatory cells, induction of activated CD4 T Cells, and reduction of naïve CD4 cells. These in vitro results strongly suggest that SAB-142 may have the potency attributes needed for transplant induction and rejection therapy while having the impactful product advantage of an improved safety profile. The product attributes of SAB-142 are potentially also well aligned to address the desired safety profile of ATG treatments that have been shown to be beneficial in treating T1D.

Therapeutic Potential in New-Onset Type 1 Diabetes

A potentially significant application for SAB-142 is for the delay or prevention of the onset of T1D, a serious lifelong autoimmune disease. T1D affects 1.6 million people and there are 60,000+ new diagnoses each year in the U.S. alone. The full potential of agents such as Thymoglobulin to delay or prevent T1D is limited by the unsuitability of animal products for repeat dosing. SAB-142 represents an opportunity to offer a novel fully human alternative to rabbit- or equine-derived ATG antibodies, that has the potential for re-dosing and avoids current risk factors such as serum sickness, anaphylaxis, and loss of efficacy of currently available therapies. Based on results of a Phase 2 clinical trial conducted by Dr. Michael Haller at the University of Florida, a single dose of rabbit ATG (Thymoglobulin) showed sustained benefit in T1D over two years by maintaining significantly higher C-peptide levels (a marker of pancreatic beta cell function) than placebo controls. However, more than 65% of treated patients in this study acquired serum sickness due to infusion of an animal antibody (rather than human) that included rash, 3-4 days of malaise, fever, and joint swelling. The symptoms often required treatment with steroids that worsens diabetes management and reduces capacity to give the rabbit ATG again as C-peptide levels begin to drop as shown in the graph below. In addition to potentially preserving beta cell function in early T1D patients, a human ATG like SAB-142 could open the possibility of re-dosing when clinically meaningful indicators such as C-peptide levels and glycosylated hemoglobin blood tests indicate worsening disease, without the potential risk of inducing the major immune reactions that can occur with fully-animal antibodies.

We plan to initiate additional IND-enabling studies for SAB-142 in the first quarter of 2022.

Discovery Programs

Oncology (Undisclosed Targets)

We have the potential to develop polyclonal therapeutic candidates that address multiple aspects of cancer. We are pursuing undisclosed target opportunities for which we expect to release early developmental data in the first half of 2022.

We believe that the DiversitAb platform will lead to oncology applications for our polyclonal antibodies because of our potential to address mutations, polymorphisms, and resistance pathways. Our human polyclonal antibodies may offer advantages as cancer therapies, including:

•	Multi-targeting – Ability to simultaneously target multiple modalities of cancer in a single product.

•	Multivalency – Leverages native immune response – polyclonal antibodies – with binding to multiple epitopes to address mutations.

•	Metastasis Prevention – Literature suggests human polyclonal IVIG antibodies may help prevent tumor metastases.

•	Effector Function – Enhanced effector functions such as antibody-dependent cellular cytotoxicity and complement dependent cytotoxicity.

•	Replicability – Developed antibodies against a variety of oncology targets using our DiversitAb platform.

We have recruited and deployed an oncology-focused team with the goal of pioneering polyclonal antibodies for use in treating cancer. We have filed several patent applications and expect to demonstrate initial proof-of-concept in oncology in the first half of 2022.

Human Immune Globulin – IgG (Immune Disorder)

We have the potential to develop polyclonal therapeutic candidates that address immune system disorders for which Fc receptor (FcR), particularly FcRn, binding is the mode of action for efficacy. These receptors that bind the Fc portion of immunoglobulins link the humoral and cellular compartments of the immune system and have important functions in activation and down-regulation of the immune response. Many human immune disorders are caused by abnormality of the FcR regulatory system. In 1968, Sinclair, et. al. (Nature 220, 1048-1049) recognized the contribution the Fc fragment of Human Immune Globulin plays in immune system regulation. Intravenous immunoglobulin (IVIG) is widely used in immunotherapy for a large number of autoimmune and inflammatory diseases (Galeotti, et. al., International Immunology 29:11, 491-498, 2017).

Tc Bovine-derived human immune globulin (Tc Bovine hIgG) has shown similar functional properties to human-derived IVIG in vitro.

This data demonstrates that Tc Bovine produce highly diverse human polyclonal antibodies and that they bind to human Fc receptors that are found on effector cells of the innate immune system. The figure on the left is a heat map of the repertoire of Variable, Diversity and Joining (VDJ) antibody regions of Tc Bovine, normal humans, and an immunosuppressed human. As can be seen, the VDJ repertoire of Tc Bovine mimics the repertoire of normal humans as compared to the very low repertoire in an immunosuppressed human. The VDJ diversity of each Tc Bovine is unique even though they are genetically the same. This demonstrates that Tc Bovine produce very diverse human polyclonal antibodies. To be fully functional, the Fc portion of an antibody must also be able to interact with the Fc receptors on human effector cells such as monocytes, neutrophils, and Natural Killer cells. This requires that the Fc portion have a correct amino acid and glycan structure. The image on the right is a study in which a Tc Bovine derived human polyclonal, termed SAB-301 (Anti-Middle East Respiratory Syndrome Coronavirus or anti-MERS-CoV), was compared to a human-derived polyclonal in its ability to bind to human Fc receptors. No significant binding differences were observed. The conclusion is that human polyclonal antibodies derived from Tc Bovine functionally bind to Fc receptors that are found on human-effector cells in a manner similar to human-derived polyclonal antibodies.

IVIG are antibodies that are administered to patients by intravenous infusion and are used to treat primary antibody deficiency, as well as a variety of conditions including vasculitis, systemic lupus erythematosus, mucous membrane pemphigoid and uveitis and Kawasaki syndrome. The Fc fragment of the Tc Bovine-derived IgG binds all human Fc receptors in a fashion similar to human-derived immune globulin and, we believe can therefore be used to prevent effector cell activation while decreasing the half-life of autoimmune anti-platelet antibodies.

The potential for Tc Bovine-derived hIgG will be evaluated in preclinical studies for applications involving Fc receptor modes of action in neurological, dermatological, and hematological disorders that have been historically treated with human-derived intravenous immunoglobulins. The Fc receptor is a protein found on the surface of certain cells, including, among others B lymphocytes, follicular dendritic cells, Natural Killer cells, macrophages, neutrophils, eosinophils, basophils, human platelets, and mast cells that contribute to the protective functions of the immune system.

Tc Bovine-derived hIgG offers the potential for a simplified and controlled approach to predictable human immunoglobulin production and broad use across Fc-mediated autoimmune diseases. Lead and potential gateway indications for proof-of-concept are currently under evaluation.

Our Corporate History

SAB Biotherapeutics, Inc. was incorporated in April 2014 as a Delaware corporation. We acquired all the intellectual property rights to Tc Bovine and the DiversitAb platform from Sanford Applied Biosciences, a wholly owned subsidiary of Sanford Health, to develop targeted human polyclonal antibodies to specific targets and advance clinical development and commercialization. The technology was originally contemplated in 1998 by professors at the University of Massachusetts Amherst and Amherst College who recognized a significant gap in immunotherapy applications, namely, using the natural way our bodies fight disease through a polyclonal antibody response. The technology founders established a biotech company called Hematech to develop the technology. This founding company was purchased and became a wholly-owned subsidiary of Kirin in Tokyo, Japan in 2005. In 2007, the pharmaceutical division of Kirin became Kirin Pharma and in 2008 merged with Kyowa Hakko Kogyo to become Kyowa Hakko Kirin (KHK). The technology was developed through 2012 by Hematech as a wholly-owned subsidiary of KHK. On December 31, 2012, KHK divested the technology and transferred ownership of all property, assets, and intellectual property of Hematech to Sanford Health and the technology was further developed by Sanford Applied Biosciences until we acquired it in its entirety in June 2014.

Since acquiring the technology in 2014, we have continued to develop intellectual property and specifically targeted human polyclonals to multiple disease indications, and we have conducted or collaborated in eight clinical trials (six of which are ongoing or in review), where we have demonstrated safety and efficacy in multiple Tc Bovine-derived human polyclonal antibody product candidates. We have developed our rapid response capabilities and completed proof of concept using private resources as well as over $200 million of funds awarded from the U.S. government emerging disease and medical countermeasures programs. In October 2021 we completed our business combination with Big Cypress Acquisition Corp., pursuant to which we debuted as a publicly traded company.

Government Contracts and Collaborations

We have collaborated extensively with U.S. Government agencies within both the Department of Defense (DOD) and the U.S. Department of Health & Human Services (HHS). We are executing an award from Joint Program Executive Office for Chemical, Biological, Radiological, and Nuclear Defense (JPEO – CBRND) Joint Project Lead for Enabling Biotechnologies (JPL-EB) (hereafter JPEO-EB) within the DOD that includes co-funding from the Defense Health Authority and from BARDA (within HHS). The award currently totals up to approximately $200 million. The scope of the award includes proof-of-concept, scaling and live-fire of a Rapid Response Antibody Program leveraging our response capabilities and was expanded to include our COVID-19 therapeutic, SAB-185, as part of the Countermeasures Acceleration Group (formerly Operation Warp Speed). That expansion included significant capacity growth, addition of capabilities, and expansion of infrastructure including human resources and facilities.

The use of SAB-185 in the ACTIV-2 trial is funded and conducted by the NIH and we are not required to bear any of the costs of this clinical trial.

Manufacturing Strategy

In support of our operations, we currently operate two plasma fractionation purification facilities in Sioux Falls, South Dakota: a 50L scale cGMP suite that has produced clinical grade drug product, and a 200L scale clean room that was completed in 2021 and is currently being validated to produce clinical grade drug substance and drug product. The 200L facility is expected to generate drug product in 2022.

In addition, we maintain substantial laboratory facilities and operations in Sioux Falls, South Dakota for product development and testing, quality control and discovery. We recently initiated our own internal immunogen development capabilities and significantly scaled production capacity to accommodate the Tc Bovine immunizations required for SAB-185 production. We have also recently initiated an expansion of our research and development laboratory facilities to accommodate expansion in oncology research, clinical testing, and discovery.

Our Tc Bovine are housed at dedicated specialty facilities that cater to the production, health, safety, and welfare of the animals, and provide plasma production at commercial scale for our products. The upstream process is easily scalable. Animals donate plasma three times per month (2.1% of bodyweight each time). To produce more product, more animals must be immunized for a target.

Advanced clinical product for SAB-185 was produced at CSL Behring. We are presently engaged in discussions with additional third-party contract manufacturers to manufacture commercial drug substance and drug product at commercial scale.

Competition

The biopharmaceutical industry is highly competitive and subject to rapid and significant technological change as research provides a deeper understanding of the pathology of diseases and new technologies and treatments are developed. We believe our scientific knowledge, technology, and development capabilities provide us with substantial competitive advantages, but we face potential competition from multiple sources, major pharmaceutical, specialty pharmaceutical and existing or emerging biotechnology companies, academic research institutions, governmental agencies, and public and private research institutions worldwide.

Our competitors may have significantly greater financial resources, robust drug pipelines, established presence in the market and expertise in research and development, manufacturing, pre-clinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified clinical, regulatory, scientific, sales, marketing, and management personnel, in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We face competition from pharmaceutical, biotechnology and other companies that have or are pursuing the development of antibody treatments, including Adagio Therapeutics, Inc., AstraZeneca plc, Brii Biosciences Limited, Celltrion Healthcare Co, Ltd., Eli Lilly and Co, GlaxoSmithKline, Regeneron Pharmaceuticals, Inc. and Vir Biotechnology, Inc. In addition, we may face competition from many established pharmaceutical companies focused on developing vaccines, oral antivirals, and other therapeutics.

If any future product candidates identified through our current lead programs are eventually approved for sale, they will likely compete with a range of treatments that are either in development or currently marketed for use in those same disease indications. Our success will partially depend on our ability to obtain, maintain, enforce, and defend patents and other intellectual property rights with respect to our antibodies that are proven to be safer or more effective or are less expensive than competing products. We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize drugs that are safer, better tolerated, more effective, more convenient to administer, less expensive, more resistant to viral escape, or receive a more favorable label than our product candidates.

Intellectual Property

We actively seek to protect the intellectual property and proprietary technology platform that we believe is important to our business, which includes seeking and maintaining patents covering our technology platform and products, and any other inventions that are commercially or strategically important to the development of our business. We also seek to protect the confidentiality of trade secrets that may be important to the development of our business. Our ability to stop third parties from making, using, selling, offering to sell, or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. For more information, please see “Risk Factors—Risks Related to Our Intellectual Property”.

The portfolio of intellectual property and trade secrets that we have developed includes patents related to the activity of our human artificial chromosome and methods that we expect to generate fully human antibodies at commercial scale. The patent portfolio includes composition and method patents. Our goal is to continue expansion of the breadth of claims and length of claim protections. Our patented technologies may be difficult to replicate, creating potential barriers to entry, as our genetic engineering know-how and suite of proprietary platform IP and trade secrets have been developed and optimized over nearly two decades.

We expect our global patent protection to extend beyond 2033 with respect to producing commercial scale human antibodies using our chromosome engineering that generates high concentrations of human antibodies in ungulates. However, we recognize that the area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, which may affect those rights.

As of December 21, 2021, our patent portfolio includes 40+ issued patents or pending applications in 12 patent families. We have made strategic filings in multiple jurisdictions in the United States, Australia, Canada, China, Europe, France, Germany, Japan, Korea, New Zealand, United Kingdom, Hong Kong, India, Mexico, and Russia, in these 12 patent families.

Global patent protection at least to 2033 on producing commercial scale human antibodies using our chromosome engineering that generates high concentrations of human antibodies in ungulates.

Our patented technologies may be difficult to replicate, creating potential barriers to entry, as its genetic engineering know-how and suite of proprietary platform IP and trade secrets has been developed and optimized over nearly two decades.

These 12 patent families cover:

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Granted patents to produce a transgenic bovine (expiring in 2021, but also covered by granted patents within the portfolio that continue to protect the technology with advancements made to the production system including expirations as late as 2033).

•	Granted patents for genetically modified non-human mammals (e.g., bovines and other ungulates), and methods of making these mammals (latest ones expiring in 2033).

•	Granted patents relating to transgenic ungulate embryos of one or more cells that have a human chromosome fragment, and methods for making them (expiring in 2025).

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Granted patents relating to a human artificial chromosome vector comprising a gene encoding the human antibody heavy chain, a gene encoding the human antibody light chain, and a gene encoding IgM heavy chain constant region derived (at least in part) from a nonhuman animal (expiring in 2033).

•	Granted patents relating to large-scale production of human antibodies by transgenic animals with high production of fully human IgG of at least 1 g/L in sera (expiring in 2031).

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Granted patents covering methods for cloning non-human mammals that allow the donor chromosomes or donor cells to be reprogrammed prior to insertion into an enucleated oocyte dominancy (expiring in 2023).

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Granted patent covering a method for producing human antibodies against a pathogen comprising injecting a non-human animal with a viral pathogen-derived DNA vaccine in at least two locations of the animal (expiring in 2035).

•	Granted patents covering cloned transgenic ungulates (e.g., bovines) in which prion protein activity is reduced by one or more genetically engineered mutations (expiring in 2023).

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Related to anti-thymocyte globulin (ATG) products, a pending international patent application covering ungulate-derived polyclonal immunoglobulin compositions comprising fully human or substantially human immunoglobulins that specifically bind human thymocytes, T cells, B cells, and/or monocytes, and methods of making and using the same (expiring in 2041).

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Pending international and U.S. patent applications covering ungulate-derived human immunoglobulins that specifically bind coronavirus S protein, and methods of making and using the same intreating or preventing coronavirus disease (expiring in 2041).

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An international patent application covering ungulate-derived human immunoglobulins that specifically bind Epidermal Growth Factor Receptor (EGFR), and methods of making and using the same in treating or preventing cancer (expiring in 2041).

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An international patent application covering ungulate-derived polyclonal immunoglobulin compositions comprising human immunoglobulins that specifically bind Programmed Death-Ligand 1 (PD-L1), and methods of making and using the same in treating or preventing cancer (expiring in 2041).

Our proprietary know-how and trade secrets include the following:

•	Complex chromosome engineering trade secrets not disclosed in patent applications.

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Immunogen dose levels used for nucleotides, peptides, proteins, closely autologous proteins, virus particles, whole inactivated viruses, cell membranes, whole cells, bacteria, glycol-proteins, human cell immunogens, tissue preparation.

•	Our adjuvants formulations for immunogen hyperimmunization.

•	Bovine plasma fractionation procedures and trade secrets contained within our proprietary Standard Operating Procedures.

•	Animal husbandry procedures for human antibody-producing ungulates.

•	Transgenic neo-natal ungulate IVIG administration for failure of passive immunity.

•	Certain cell culture and cloning practices not disclosed in patents.

•	Plasma collection procedures not disclosed in publications and patents.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may potentially be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. PTO in examining and granting a patent considering delays on the part of the patentee or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We expect to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see the section titled “Risk Factors – Risks Related to Our Intellectual Property.”

For all patent applications, we determine claiming strategy on a case-by-case basis. Advice of counsel and our business model and needs are always considered. We file patents containing claims for protection of all useful applications of our proprietary technologies and any products, as well as all new applications and/or uses we discover for existing technologies and products, assuming these are strategically valuable. We may periodically reassess the number and type of patent applications, as well as the pending and issued patent claims to ensure that coverage and value are obtained for our processes, and compositions, given existing patent law and court decisions. Further, claims may be modified during patent prosecution to meet our intellectual property and business needs.

We recognize that the ability to obtain patent protection and the degree of such protection depends on several factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy subject matter, written description, and enablement requirements of the various patent jurisdictions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our future product candidates or for our technology platform. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented, or invalidated by third parties.

In addition to patent protection, we also rely on trade secrets, know how, other proprietary information and/or continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors, or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions. For more information regarding the risks related to our intellectual property, see the section titled “Risk Factors – Risks Related to Our Intellectual Property.”

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific, and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our products or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the U.S. PTO to determine priority of invention. For more information, see the section titled “Risk Factors – Risks Related to Our Intellectual Property.”

U.S. Patent Term Restoration

Depending upon the timing, duration, and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the product development and FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a biologics license application (BLA) less any time the sponsor did not act with due diligence during the period, plus the time between the submission date of a BLA and the approval of that application less any time the sponsor did not act with due diligence during the period. Only one patent applicable to an approved biological product is eligible for the extension, only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Government Regulation

In the United States, we expect our polyclonal antibody product candidates to be regulated by the FDA as biological products. Additionally, in manufacturing our product candidates, we alter the genomic DNA in animals, and FDA considers such altered genomic DNA in an animal to be a new animal drug, which require submission and approval of a New Animal Drug Application (NADA) prior to being marketed in the United States.

Regulation of Transgenic Animals and New Animal Drugs

The U.S. Department of Agriculture (USDA) regulates the company’s Tc Bovine husbandry activities, including housing, healthcare, and general management of these specialized animals. This includes regulations and periodic facility inspections and reporting. We also are voluntarily accredited by the American Association for Accreditation of Laboratory Animal Care (AAALAC). The AAALAC International accreditation program evaluates organizations that use animals in research, teaching or testing. Those that meet or exceed AAALAC standards are awarded accreditation. The accreditation process includes an extensive internal review conducted by the institution applying for accreditation.

The FDA considers, with limited exclusions, the altered genomic DNA in an animal to be a drug because such altered DNA is an article intended to affect the structure or function of the body of the animal, and, in some cases, intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in the animal. In the United States, new animal drugs are subject to regulation under the Federal Food, Drug, and Cosmetic (FD&C)

Act, and under the FD&C Act, in general, a new animal drug is “deemed unsafe” and adulterated unless the FDA has approved a new animal drug application (NADA) for its intended use or unless the drug is only for investigational use and conforms to specified exemptions for such use under an investigational new animal drug (INAD) exemption. Further, early in the development process, FDA has allowed the submission of information to FDA’s Center for Veterinary Medicine (CVM), without the establishment of an INAD file, such as through creation of a veterinary master file (VMF), subject to certain conditions such as restrictions on introducing any food derived from such investigational animals into the food supply.

The requirements governing development and approval of a new animal drug are analogous to those for new human drugs. A NADA must generally be accompanied by payment of a substantial user fee and must contain substantial evidence of the safety and effectiveness of the new animal drug as well as detailed descriptions of the methods used in and the facilities and controls used for the manufacturing, processing and packaging of the new animal drug to enable FDA to reach a determination that such methods, facilities and controls are adequate to preserve the identify, strength, quality and purity of the new animal drug. Further, when FDA reviews and approves a NADA, FDA generally conducts a review of environmental risks pursuant to the requirements of the National Environmental Policy Act (NEPA), if any and where required.

The steps involved in completing the INAD/NADA process are cumulative and risk based with each component of the assessment forming the basis on which the next step is evaluated.

Step 1: Product Identification

Product identification (21 CFR 514.1(b)(1)), which many molecular biologists would refer to as product definition, forms the foundation for the evaluation process and drives subsequent data generation and review. It encompasses the specific GE animal (that is, the article as well as the GE animal containing it) and the purpose (i.e., intended use) of the article that is the subject of the NADA.

Step 2: Molecular Characterization of the Construct

This step of the process serves to describe the components and composition of the article. (21 CFR 514.1(b)(4).)

Step 3: Molecular Characterization of the GE Animal Lineage

This step continues the analysis of the rDNA construct in the resulting GE animal, as well as the production of the GE animal(s) intended to be used in commerce and any potential hazards that may be introduced into those animals as part of their production.

Step 4: Phenotypic Characterization of GE Animal

The previous steps of the review process have concentrated on establishing and characterizing the rDNA construct and its integration into the resulting GE animals. Information in this and the following steps helps establish whether the GE animal poses any risks to humans, risks to health of the GE animal, or risks to the environment.

Step 5: Genotypic and Phenotypic Durability Assessment

As in Step 3, this step also addresses some additional components of the manufacturing requirements codified in 21 CFR 514.1(b)(5). It is intended to provide information to ensure that the rDNA construct in the GE animal resulting from the specific transformation event and defining (identifying) the GE animal being evaluated is durable — that there is a reasonable expectation that the rDNA construct is stably inherited, and the phenotype is consistent and predictable.

Step 6: The Food/Feed Safety and Environmental Safety Assessments

Food/Feed Safety

This portion of step 6 addresses the food and feed safety requirements in 21 CFR 514.1(b)(8). It focuses on the issue of whether food or feed derived from a GE animal is safe for humans or animals consuming edible products from the animals.

Environmental Safety

This portion of Step 6 addresses the environmental component of an NADA. 21 CFR 514.1(b)(14). GE animal applications have to be evaluated to determine whether such an application individually or cumulatively affects the environment (i.e., whether an extraordinary circumstance exists). 21 CFR 25.21. An Environmental Assessment that demonstrates the GE animal will not significantly affect the quality of the human environment leads to a finding of no significant impact (FONSI).

Step 7: Effectiveness/Claim Validation

The previous steps of the review process primarily address identity and safety issues. This last step of pre-market review addresses effectiveness, i.e., whether the claims have been validated for the characteristics that the GE animal is intended to exhibit. 21 CFR 514.1(b)(8).

CVM manages the regulation of our Tc Bovine technology, and we engage in scientific and regulatory communications with CVM focused on SAB’s animal plasma as the source of drug substance and product. CVM has regulatory oversight of animals with intentional genomic alterations (IGA) to produce drugs and biological products intended for human use.

This is a one-time approval process for a platform technology that may produce multiple targeted products in the future that would be regulated by another Center at FDA (i.e., CBER).

CVM has regulatory responsibility for veterinary and food safety issues associated with final products and the use of IGA animals. CVM and other FDA Centers work interactively to regulate IGA animals and their products. Regulations 21 CFR, Parts 58, 210, 211, 600, 680 and 9 CFR, Parts 1, 2, 3 are applicable to aspects of production or disposition of these IGA animals. CVM has Guidance 187 for Regulation of Intentionally Altered Genomic DNA in Animals for the regulatory oversight and approval process for IGA animals intended for production of biological products for human use, as well as CBER’s Points to Consider in the Manufacture and Testing of Therapeutic Products for Human Use Derived from Transgenic Animals (CBER 1995).

We have a longstanding relationship with CVM and have an Investigational New Animal Drug (INAD-011204) on file. Data and information on the safety and effectiveness of the genetic modifications of Tc Bovine are currently in the process of being submitted in a series of seven steps in accordance with Guidance 187 and under review by CVM. Once all steps are completed and reviewed by CVM, an administrative New Animal Drug Application (NADA) will be submitted for final review and approval. The current expectation is to have the NADA completed by the fourth quarter of 2022. We are also currently filing a new animal drug application (NADA) assessing the safety and effectiveness of the genetic modifications to the Tc Bovine animals with the CVM. This is a one-time process that includes future post approval responsibilities related to the durability of animal health and antibody response.

U.S. Biological Products Development Process

In the United States, biologic products are licensed by the FDA for marketing under the Public Health Service Act, (PHS Act), and regulated under the Federal Food, Drug, and Cosmetic Act (FDCA). Both the FDCA and the PHS Act and their corresponding regulations govern, among other things, the testing, manufacturing, safety, purity, potency, efficacy, labeling, packaging, record keeping, storage, distribution, marketing, sales, import, export, reporting, advertising, and other promotional practices involving biologic products. FDA authorization is required prior to clinical testing of biologic products. FDA licensure also must be obtained prior to marketing of biologic products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial financial resources and time.

Multiple polyclonal and monoclonal antibody products have been approved by the FDA to prevent or treat human diseases. Though the FDA regulates both monoclonals and polyclonal antibody products, Monoclonal antibodies are regulated by the Center for Drug Evaluation and Research (CDER). A monoclonal antibody is characterized by its molecular structure. This approach is similar to the process that CDER uses to regulate small molecule drugs. Because monoclonals are designed to bind to a single epitope, mutation is a significant concern due to selective pressure. Polyclonal antibodies derived from animals or humans are regulated by the Center for Biologics Evaluation and Research (CBER). CBER has currently approved over thirty polyclonal products for commercial sale. Human and animal-derived polyclonals are characterized by their in vitro potency and not by the molecular structure of each antibody in the product. U.S. Development Process.

Hybrid Process for a Biological Product Is Developed from Animals with Intentionally Altered Genomic DNA

The process required by the FDA before a biologic product may be marketed in the United States is generally well documented. In the case of a product that is developed from animals with intentionally altered genomic DNA as the donor material source, the process is more complex and involves both CVM, to oversee the intentionally altered genomic DNA in animals and the Office of Tissues and Advanced Therapies (OTAT) at FDA’s Center for Biologics Evaluation and Research (CBER) to oversee the polyclonal antibody products.

However, this is a onetime process for our Tc bovine and does not have to be repeated for subsequent products produced by the Tc bovine containing the same HAC.

Key aspects of the process include the following:

•	completion of nonclinical laboratory tests and animal studies according to Good Laboratory Practices (GLPs), and the Animal Welfare Act administered and enforced by the U.S. Department of Agriculture;

•	submission to CVM of an application for an INAD, which must become effective before human clinical trials may begin;

•	preparation of clinical trial material in accordance with Good Manufacturing Practices (GMPs);

•	submission to the FDA of an application for an Investigational New Drug Application (IND), which must become effective prior to beginning any human clinical trials;

•	approval of the protocol and related documentation by an institutional review board (IRB) or ethics committee at each clinical site prior to initiation of each clinical trial;

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performance of adequate and well-controlled human clinical trials according to Good Clinical Practices (GCPs), and any additional requirements for the protection of human research subjects and their health information to establish the safety, purity, potency, and efficacy of the proposed biologic product for its intended use;

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preparation of and submission to CVM of a NADA for marketing approval that includes sufficient evidence of establishing the safety, purity, and potency of the proposed altered genome in animals for its intended indication, including from results of nonclinical testing and clinical trials;

•	submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, potency, and efficacy from results of nonclinical testing and clinical trials;

•	payment of user fees for FDA review of the NADA and BLA, unless a fee waiver applies;

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satisfactory completion of an FDA inspection prior to a BLA approval of the manufacturing facility or facilities where the biologic product is produced to assess compliance with GMPs to assure that the facilities, methods, and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

•	potential FDA audit of the nonclinical and clinical study sites that generated the data in support of the NADA and BLA;

•	potential FDA Advisory Committee meeting to elicit expert input on critical issues, including a vote by external committee members;

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FDA review and approval of the NADA and BLA, which may be performed in parallel but the NADA must be granted before a final decision can be made on the BLA, resulting in the licensure of the biological product for commercial marketing; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (REMS), and the potential requirement to conduct post-approval studies.

Before testing any biologic product candidate in humans, the product candidate enters the preclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, pharmacology, toxicity, and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the nonclinical tests must comply with federal regulations and requirements, including GLPs.

Prior to beginning the first clinical trial with a product candidate developed from an animal with altered genomic DNA in the United States, an INAD must be submitted to CVM and an IND must be submitted to CBER, and the FDA must allow the INAD and IND to proceed. An INAD and IND are exemptions from the FD&C Act that allow an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA allowance that such investigational product may be administered to humans in connection with such trial. Such authorization must be secured prior to interstate shipment and administration. In support of a request for an INAD, applicants must submit to the FDA the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things. In support of a request for an IND, applicants must submit to the FDA a protocol for each clinical trial and any subsequent protocol amendments. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted as part of an IND. An INAD and IND must become effective before human clinical trials may begin. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Submission of an IND therefore may or may not result in FDA allowance to begin a clinical trial.

Additionally, under the NIH Guidelines for Research Involving Recombinant DNA Molecules (NIH Guidelines), supervision of human gene transfer trials includes evaluation and assessment by an institutional biosafety committee (IBC), a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

Clinical trials may involve the administration of the biologic product candidate to healthy volunteers or subjects under the supervision of qualified investigators, generally physicians not employed by or under the study sponsor’s control. Clinical trials involving some products for certain diseases may begin with testing in patients with the disease. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects or his or her legal representative provide informed consent. Further, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which the clinical trial will be conducted. IRBs are charged with protecting the welfare and rights of study participants and consider such items as whether the risks to individuals participating in clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The biologic product is initially introduced into healthy human subjects and tested for safety. In the case of some biologic products for rare diseases, the initial human testing is often conducted in patients.

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Phase 2. The biologic product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the biologic product for specific targeted diseases and to determine dosage tolerance, optimal dosage, and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the biologic product and provide an adequate basis for product labeling. In biologics for rare diseases where patient populations are small and there is an urgent need for treatment, Phase 3 trials might not be required if an adequate risk/benefit can be demonstrated from the Phase 2 trial.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written INAD and IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the physical characteristics of the biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. To help reduce the risk of the introduction of adventitious agents with the use of biologics, the PHS Act emphasizes the importance of manufacturing control for biologic products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

There are also various laws and regulations regarding laboratory practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances in connection with the research. In each of these areas, the FDA and other regulatory authorities have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products and withdraw approvals.

Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its clinicaltrials.gov website. Disclosure of the results of such trials can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical trial or to submit trial results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH’s Final Rule on clinicaltrials.gov registration and reporting requirements became effective in 2017, and both NIH and FDA have recently begun enforcing those requirements against non-compliant clinical trial sponsors. Sponsors or distributors of investigational products for the diagnosis, monitoring or treatment of one or more serious diseases or conditions must also have a publicly available policy on evaluating and responding to requests for expanded access requests.

U.S. Review and Approval Processes

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a NADA requesting approval of the altered genomic DNA in donor animals and a BLA requesting approval to market the product for one or more indications. The BLA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort, and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, as amended, or the PDUFA, each BLA may be accompanied by a significant user fee. Under federal law, the submission of most applications for approval of drug and biologic products is subject to an application user fee. The sponsor of an approved application is also subject to an annual program fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.

Within 60 days following submission of a BLA or within 30 days following submission of a NADA, the FDA reviews the submitted application to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any application that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the application must be resubmitted with the additional information. The resubmitted application also is subject to review to determine if it is substantially complete before the FDA accepts it for filing. In most cases, the submission of an application to FDA is subject to a substantial application user fee, although the fee may be waived under certain circumstances.

Under the performance goals and policies implemented by the FDA under the Animal Drug User Fee Act (ADUFA) for original NADAs, the FDA targets 180 days from the submission date in which to complete its initial review and act on a standard application. A NADA is considered incomplete if it would require additional data or information to enable the FDA to complete and reach a decision on issues presented in the NADA. Once the sponsor reactivates the NADA by addressing identified deficiencies, the FDA targets 135 to 180 days, depending in part on whether the deficiencies are identified as not substantial or substantial, respectively, to complete its review and respond to the applicant.

The sponsor of a new animal drug may voluntarily decide to utilize FDA’s “phased review” process to complete all technical sections required for approval of a new animal drug before submitting a NADA by submitting such information during the investigational phase of the animal drug development process. Utilizing this process, the sponsor may submit an administrative NADA, which is a NADA submitted after all technical sections necessary to fulfill the requirements for the approval of a new animal drug have been reviewed by the CVM and the CVM has issued a technical section complete letter for each of the required technical sections. The FDA targets 60 days from the filing date to complete its review and act on an administrative NADA.

Under the performance goals and policies implemented by the FDA under the Prescription Drug User Fee Act (PDUFA) for original BLAs, the FDA targets ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NADA and BLA. The FDA reviews the applications to determine, among other things, whether the proposed product is safe, pure and potent, for its intended use, and whether the product is being manufactured in accordance with cGMP to ensure its continued safety, purity and potency. The FDA may refer applications for novel biological products or biological products that present difficult or novel questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy (REMS) is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a NADA or BLA, the FDA may inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical trial sites to assure that the clinical trials were conducted in compliance with IND study requirements and GCP requirements. To assure GMP and GCP compliance, an applicant must incur significant expenditure of time, money, and effort in the areas of training, record keeping, production and quality control.

After the FDA evaluates a NADA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or for an NADA and BLA respectively, an Incomplete Letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. An Incomplete Letter or a Complete Response Letter will describe all of the deficiencies that the FDA has identified in the NADA or BLA. Where the FDA determines that the data supporting a BLA are inadequate to support approval, the FDA may issue a Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing an Incomplete Letter or Complete Response Letter, the FDA may recommend actions that the applicant might take to place the NADA or BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a NADA or a BLA if applicable regulatory criteria are not satisfied or require additional testing or information.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, including to subpopulations of patients, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings precautions or interactions be included in the product labeling. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace.

Further, for biological products, the FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the biological product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Post-Approval Requirements

Maintaining substantial compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to GMP. We will rely, and expect to continue to rely, on third parties to produce clinical and commercial quantities of any products that we may commercialize. Manufacturers of our products are required to comply with applicable requirements in the GMP regulations, including quality control and quality assurance and maintenance of records and documentation.

Following approval, the manufacturing facilities are subject to periodic inspections by the FDA, and such inspections may result in an issuance of FDA Form 483 deficiency observations, an untitled letter, or a warning letter, which can lead to plant shutdown and other more serious penalties and fines. Prior to the institution of any manufacturing changes, a determination needs to be made whether FDA approval is required in advance. If not done in accordance with FDA expectations, the FDA may restrict supply and may take further enforcement action. Annual product reports are required to be submitted annually. Other post-approval requirements applicable to biological products include reporting of GMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse events, reporting updated safety and efficacy information, and complying with electronic record and signature requirements.

After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA may conduct laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. Manufacturers of biological products must establish systems to record and evaluate adverse events reported by healthcare providers and patients and to assess product complaints. An increase in severity or new adverse events can result in labeling changes or product recalls. Defects in manufacturing of commercial products can result in product recalls.

We also must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or inpatient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions. Failure to comply with applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval or license revocation, clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMPs and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain GMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented, and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Additionally, rigorous and extensive FDA regulation of new animal drugs continues after approval. Owners of approved NADAs continue to have ongoing responsibilities under the FD&C Act, including registration and listing, recordkeeping, filing supplements, and periodic reporting.

Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, priority review, accelerated approval and breakthrough therapy designation, that are intended to expedite or simplify the process for the development and FDA review of biological products that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new biological products to patients earlier than under standard FDA review procedures. To be eligible for a fast-track designation, the FDA must determine, based on the request of a sponsor, that a biological product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a fast-track BLA before the application is complete, a process known as rolling review.

The FDA may give a priority review designation, such as a rare pediatric disease designation, to biological products that treat a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. A priority review means that the goal for the FDA’s review of an application is six months, rather than the standard goal of ten months under current PDUFA guidelines. Most products that are eligible for fast-track designation may also be considered appropriate to receive a priority review. In addition, biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the biological product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a biological product receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoints, and the biological product may be subject to accelerated withdrawal procedures. The FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

Moreover, under the Food and Drug Administration Safety and Innovation Act enacted in 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biological product that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biological product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation comes with all of the benefits of fast track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. Drug and biological products designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval and may not ultimately expedite the development or approval process.

Emergency Use Authorizations

While, in most cases, a biologic must be approved by the FDA pursuant to a BLA before the product may be sold, when there is a public health emergency involving chemical, biological, radiological, or nuclear agents, including infectious diseases like COVID-19, new therapeutics may be distributed pursuant to an Emergency Use Authorization (EUA). Under an EUA, the FDA may authorize the emergency use of an unapproved medical product or an unapproved use of an approved product for certain emergency circumstances to diagnose, treat, or prevent serious or life-threatening diseases or conditions when certain statutory criteria have been met, and after the Secretary of the Department of Health and Human Services has issued a declaration of emergency or threat justifying emergency use. EUAs are intended to address serious or life-threatening diseases or conditions caused by a chemical, biological, radiological, or nuclear agent, including emerging infectious disease threats, such as the COVID-19 pandemic. To receive an EUA, the product sponsor must demonstrate that the product “may be effective” in the prevention, diagnosis, or treatment of an applicable disease or condition. Additionally, the FDA must determine that the product’s known and potential benefits outweigh the known and potential risks. Further there must be no adequate, approved, and available alternative product for the indication. Potential alternative products may be unavailable if there are insufficient supplies to meet the emergency need. The FDA may establish additional conditions on an EUA that are necessary to protect public health, including conditions related to information that must be disseminated to health care providers and patients, the monitoring and reporting of adverse events, and record keeping. Conditions may also relate to how a product is distributed and administered and how a product is advertised. Importantly, EUAs are not full marketing approvals. Rather, EUAs are only effective for the duration of the applicable EUA declaration. Full approval of the product under applicable standards established under the FDCA would be necessary to continue to distribute the product absent an EUA. EUAs may also be revised or revoked by FDA at any time.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (exclusivity), which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Pediatric Trials

Under the Pediatric Research Equity Act (PREA), a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug or biologic product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our United States patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. In addition, a patent can only be extended once and only for a single product. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, which was enacted as part of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (ACA), created an abbreviated approval pathway for biological products that are demonstrated to be “biosimilar” or “interchangeable” with an FDA-licensed reference biological product via an approved BLA. Biosimilarity to an approved reference product requires that there be no differences in conditions of use, route of administration, dosage form and strength and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity is demonstrated in steps beginning with rigorous analytical studies or “fingerprinting,” in vitro studies, in vivo animal studies and generally at least one clinical study, absent a waiver from the Secretary of the HHS. The biosimilarity exercise tests the hypothesis that the investigational product and the reference product are the same. If at any point in the stepwise biosimilarity process a significant difference is observed, then the products are not biosimilar, and the development of a stand-alone BLA is necessary. In order to meet the higher hurdle of interchangeability, a sponsor must demonstrate that the biosimilar product can be expected to produce the same clinical result as the reference product, and for a product that is administered more than once, that the risk of switching between the reference product and biosimilar product is not greater than the risk of maintaining the patient on the reference product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being evaluated by the FDA. Under the BPCIA, a reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

In addition to exclusivity under the BPCIA, a biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods, including some regulatory exclusivity periods tied to patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical studies and any commercial sales and distribution of our products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical studies or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical study application much like the IND prior to the commencement of human clinical studies.

In the European Union, for example, a clinical trial application (CTA), must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and the IRB, respectively. Once the CTA is approved in accordance with the applicable requirements, clinical study development may proceed. The requirements and process governing the conduct of clinical studies are to a significant extent harmonized at the European Union level but could vary from country to country. In all cases, the clinical studies are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. The way clinical trials are conducted in the European Union will undergo a major change when the Clinical Trial Regulation (Regulation (EU) No 536/2014) becomes effective on January 31, 2022. The Regulation harmonizes the assessment and supervision processes for clinical trials throughout the European Union via a Clinical Trials Information System, which will contain a centralized European Union portal and database.

To obtain regulatory approval of an investigational biological product under European Union regulatory systems, we must submit a marketing authorization application. The application used to file the BLA in the United States is similar to that required in the European Union, except for, among other things, country-specific document requirements. Innovative products that target an unmet medical need may be eligible for several expedited development and review programs in the European Union, such as The Priority Medicines (PRIME), scheme, which provides incentives similar to the breakthrough therapy designation in the United States. Such products are generally eligible for accelerated assessment and may also benefit from different types of fast-track approvals, such as a conditional marketing authorization or a marketing authorization under exceptional circumstances granted on the basis of less comprehensive clinical data than normally required (respectively in the likelihood that the sponsor will provide such data within an agreed timeframe or when comprehensive data cannot be obtained even after authorization).

The European Union also provides opportunities for market exclusivity. For example, in the European Union, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic or biosimilar application. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity. A Pediatric Investigation Plan (PIP), in the European Union is aimed at ensuring that the necessary data are obtained to support the authorization of a medicine for children, through studies in children. All applications for marketing authorization for new medicines must include the results of studies as described in an agreed PIP, unless the medicine is exempt because of a deferral or waiver. This requirement also applies when a marketing-authorization holder wants to add a new indication, pharmaceutical form, or route of administration for a medicine that is already authorized and covered by intellectual property rights. Several rewards and incentives for the development of pediatric medicines for children are available in the European Union. Medicines authorized with the results of studies from a PIP included in the product information are eligible for an extension of their supplementary protection certificate by six months, even when the results of the studies are negative. Scientific advice and protocol assistance at the EMA are free of charge for questions relating to the development of pediatric medicines. Medicines developed specifically for children that are already authorized but are not protected by a patent or supplementary protection certificate are eligible for a pediatric-use marketing authorization, which if granted, provides 10 years of market protection.

From January 1, 2021, the Medicines and Healthcare products Regulatory Agency (MHRA), will be the U.K.’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules will apply in Northern Ireland than in England, Wales and Scotland (together Great Britain). Northern Ireland will continue to follow the European Union regulatory regime, but its national competent authority will remain the MHRA. The MHRA has published a draft guidance on how various aspects of the U.K. regulatory regime for medicines will operate in Great Britain and in Northern Ireland following the expiry of the Brexit transition period on December 31, 2020. The guidance includes clinical trials, marketing authorizations, importing, exporting and pharmacovigilance and is relevant to any business involved in the research, development or commercialization of medicines in the U.K. The new guidance will be given effect via the Human Medicines Regulations (Amendment etc.) (EU Exit) Regulations 2019, or the Exit Regulations. The U.K. regulatory regime largely mirrors that of the European Union.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical studies are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Authorization Procedures in the European Union

Medicines can be authorized in the European Union by using either the centralized authorization procedure or national authorization procedures.

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Centralized Procedure. Under the Centralized Procedure a so-called Community Marketing Authorization is issued by the European Commission, based on the opinion of the Committee for Medicinal Products for Human Use of the EMA. The Community Marketing Authorization is valid throughout the entire territory of the European Economic Area (EEA) (which includes the 28 Member States of the European Union plus Norway, Liechtenstein and Iceland). The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.

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National Authorization Procedures. There are also two other possible routes to authorize medicinal products in several countries, which are available for investigational drug products that fall outside the scope of the centralized procedure:

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Decentralized Procedure. Using the Decentralized Procedure, an applicant may apply for simultaneous authorization in more than one European Union country of medicinal products that have not yet been authorized in any European Union country and that do not fall within the mandatory scope of the centralized procedure. Under the Decentralized Procedure the applicant chooses one country as Reference Member State. The regulatory authority of the Reference Member State will then be in charge of leading the assessment of the marketing authorization application.

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Mutual Recognition Procedure. In the Mutual Recognition Procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

In the European Union, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

Pharmaceutical coverage, pricing, and reimbursement

Significant uncertainty exits as to obtaining and maintaining coverage and adequate reimbursement for our product candidates, including SAB-185 and SAB-176, and the extent to which patients will be willing to pay out-of-pocket for such products in the absence of reimbursement for all or part of the cost. In the United States and in other countries, patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and adequacy of reimbursement for our products by third-party payors, including government healthcare programs (e.g., Medicare, Medicaid, TRICARE), managed care providers, private health insurers, health maintenance organizations and other organizations is essential for most patients to be able to afford medical services and pharmaceutical products such as our product candidates. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug product does not ensure that other payors will also provide coverage or adequate reimbursement. The principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (CMS), an agency within HHS. CMS decides whether and to what extent products will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree.

Third-party payors determine which products and procedures they will cover and establish reimbursement levels. Even if a third-party payor covers a particular product or procedure, the resulting reimbursement payment rates may not be adequate. Patients who are treated in-office for a medical condition generally rely on third-party payors to reimburse all or part of the costs associated with the procedure, including costs associated with products used during the procedure, and may be unwilling to undergo such procedures in the absence of such coverage and adequate reimbursement. Physicians may be unlikely to offer procedures for such treatment if they are not covered by insurance and may be unlikely to purchase and use our product candidates, if approved, for our stated indications unless coverage is provided, and reimbursement is adequate. In addition, for products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs.

Reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that a procedure is safe, effective, and medically necessary; appropriate for the specific patient; cost-effective; supported by peer-reviewed medical journals; included in clinical practice guidelines; and neither cosmetic, experimental nor investigational. Further, increasing efforts by third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may nonetheless not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. There may be pricing pressures from third-party payors in connection with the potential sale of any of our product candidates. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

Foreign governments also have their own healthcare reimbursement systems, which vary significantly by country and region, and coverage and adequate reimbursement may not be available with respect to the treatments in which our product candidates, if approved, are used under any foreign reimbursement system.

Other Healthcare Laws and Regulations

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

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The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; a person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. The term “remuneration” has been broadly interpreted to include anything of value;

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Federal false claims and false statement laws, including the federal civil False Claims Act, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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The federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;

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The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose, among other things, specified requirements on covered entities and their business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists and certified nurse-midwives;

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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The Foreign Corrupt Practices Act, or FCPA, prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay, or authorizing the payment of money or anything of value to a foreign official to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage to obtain or retain business.

Many states have similar laws and regulations, such as anti-kickback and false claims laws, that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, we may be subject to state laws that require pharmaceutical companies to comply with the federal government’s and/or pharmaceutical industry’s voluntary compliance guidelines and state laws that require drug and biologics manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, as well as state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA. Additionally, to the extent that any of our products, if approved, are sold in a foreign country, we may be subject to similar foreign laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations.

Healthcare Reform

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs and biologics. In recent years, Congress has considered reductions in Medicare reimbursement levels for drugs and biologics administered by physicians. CMS also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs and biologics. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

The ACA substantially changed the way healthcare is financed by both governmental and private insurers and significantly impacts the pharmaceutical industry. The ACA was a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. Among other things, the ACA expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum Medicaid rebate for both branded and generic drugs and biologics, expanded the 340B program, and revised the definition of average manufacturer price (AMP), which could increase the amount of Medicaid drug rebates manufacturers are required to pay to states. The legislation also extended Medicaid drug rebates, previously due only on fee-for-service Medicaid utilization, to include the utilization of Medicaid managed care organizations as well and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the amount of rebates due on those drugs. On February 1, 2016, CMS issued final regulations to implement the changes to the Medicaid Drug Rebate program under the ACA. These regulations became effective on April 1, 2016. Since that time, there have been significant efforts to modify or eliminate the ACA. For example, the Tax Cuts and Jobs Act (Tax Act), enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, as amended (Code), commonly referred to as the individual mandate.

Other legislative changes have been proposed and adopted since passage of the ACA. The Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions included aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which went into effect in April 2013. Subsequent litigation extended the 2% reduction, on average, to 2030 unless additional congressional action is taken. However, pursuant to COVID-19 relief legislation, the 2% Medicare sequester reductions have been suspended from May 1, 2020, through December 31, 2021. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Since enactment of the ACA, there have been judicial and Congressional challenges to certain aspects of the ACA, and as a result certain sections of the ACA have not been fully implemented or have been effectively repealed through Executive Orders and/or executive agency actions. However, following several years of litigation in the federal courts, in June 2021, the U.S. Supreme Court upheld the ACA when it dismissed a legal challenge to the ACA’s constitutionality. Further legislative and regulatory changes under the ACA remain possible, although the new federal administration under President Biden has signaled that it plans to build on the ACA and expand the number of people who are eligible for health insurance subsidies under it. It is unknown what form any such changes or any law would take, and how or whether it may affect the biopharmaceutical industry as a whole or our business in the future. We expect that changes or additions to the ACA, the Medicare and Medicaid programs, such as changes allowing the federal government to directly negotiate drug prices, and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the health care industry in the U.S.

The ACA requires pharmaceutical manufacturers of branded prescription drugs and biologics to pay a branded prescription drug fee to the federal government. Each individual pharmaceutical manufacturer pays a prorated share of the branded prescription drug fee, based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law. Furthermore, the law requires manufacturers to provide a 50% discount off the negotiated price of prescriptions filled by beneficiaries in the Medicare Part D coverage gap, referred to as the “donut hole.” The Bipartisan Budget Act of 2018 (BBA), among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans by increasing from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D.

The ACA also expanded the Public Health Service’s 340B drug pricing program. The 340B drug pricing program requires participating manufacturers to agree to charge statutorily defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. The ACA expanded the 340B program to include additional types of covered entities: certain free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, each as defined by the ACA. Because the 340B ceiling price is determined based on AMP and Medicaid drug rebate data, revisions to the Medicaid rebate formula and AMP definition could cause the required 340B discounts to increase. Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives as well. For example, CMS may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the way manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for pharmaceutical products.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that additional federal, state, and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management in their capacity as such.

Employees

As of November 30, 2021, we had 139 employees, including 14 who hold advanced degrees. Of these employees, 107 were engaged in research and development activities 11 were engaged in clinical activities, and 21 were engaged in general and administrative activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our facilities include current Good Manufacturing Practice (cGMP) operations where Drug Substance/Drug Product is manufactured in the clinical manufacturing facility located within the 60,000 square foot laboratory bay at the Sanford Research Center and encompasses a 5,400 square foot manufacturing area that includes the clinical manufacturing facility, -20°C plasma storage, and a controlled warehouse. In addition, Transchromosomic (Tc) cattle used for hyperimmunization, and plasma collection are housed at our animal facilities we refer to as the “Pharm”. The Pharm is a biosecure site dedicated to housing and rearing these animals. The physical surroundings are maintained in accordance with various governmental regulations. This site also includes surgical suite and plasma collection areas. Facilities are appropriate for cattle housing and give adequate protection from inclement weather conditions. Double barrier fencing (perimeter fencing and locked exterior gating) is designed to prevent Tc cattle from escaping or other unwanted animals from entering. Production animal pens consist of concrete feeding floors, water fountains and outdoor dirt lots. A biosecurity program is critical to the production of human pharmaceuticals from animals. The production herd is considered “closed” from a biosecurity perspective and inputs (feed, nutritional additives, medications, etc.) and outputs to the system are carefully monitored according to the appropriate regulations. A pest control program is instituted to control vermin. The biosecurity program is managed using a combination of procedural controls, facility design features (such as barriers, fencing and housing), controlled access and employee training into or out of the site.

Tc Bovine plasma is collected from the animals in designated areas at the Pharm. The areas are cleaned and maintained per 21CFR Part 600.11. The Fenwal Auto-C plasmapheresis machine (human device) is used to collect plasma. Plasma is collected aseptically under standard sanitary conditions using a closed system and sterile bags to avoid microbial contamination. Following plasmapheresis, the plasma bioprocessing bags are labeled and shipped to SAB manufacturing facility or to contract manufacturers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included in this prospectus. Some of the information contained in this discussion and analysis or set forth in this prospectus contain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the section titled “Risk Factors,” our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Please also see the section titled “Special Note Regarding Forward Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company advancing a new class of immunotherapies based on its human polyclonal and monoclonal antibodies. We have applied advanced genetic engineering and antibody science to develop transchromosomic (Tc) bovine herds that produce fully human antibodies targeted to specific diseases, including infectious diseases such as COVID-19 and influenza, immune system disorders including T1D and organ transplantation, and cancer. Our versatile and scalable DiversitAb platform is applicable to a wide range of human diseases, capable of producing specifically targeted, high-potency immunotherapies. The platform has been expanded and validated through funding awarded from U.S. government emerging disease and medical countermeasures programs, the most recent of which totals up to approximately $203.6 million. We are advancing clinical programs in two indications, and preclinical development in three indications. In addition, we are executing on two research collaborations with global pharmaceutical companies, including CSL Behring and an undisclosed collaboration.

We generated total revenue of $55.2 million and $3.4 million for the years ended December 31, 2020 and 2019, respectively (1,504.9% growth), and total revenue of $49.8 million and $29.5 million for the nine months ended September 30, 2021 and 2020, respectively (69% growth). Our revenue to date has been primarily derived from government grants, including for the development of a COVID-19 therapeutic. Approximately $101.0 million in funding remains for our current government grants, with an additional $1.7 million remaining for our current government grants pending approval of extensions on the funding for two of the grants.

We plan to focus a substantial portion of our resources on continued research and development efforts towards deepening our technology and expertise with our platform and as well as indications in infectious disease, autoimmune, and oncology indications. As a result, we expect to continue to make significant investments in these areas for the foreseeable future. We incurred research and development expenses of $27.9 million and $8.0 million for the years ended December 31, 2020 and 2019, respectively, and research and development expenses of $46.5 million and $12.6 million for the nine months ended September 30, 2021 and 2020, respectively. We incurred general and administrative expenses of $6.8 million and $4.1 million for the years ended December 31, 2020 and 2019, respectively, and general and administrative expenses of $9.3 million and $4.9 million for the nine months ended September 30, 2021 and 2020, respectively. We have also experienced significant growth in our workforce in recent periods, increasing from 39 employees as of December 31, 2019, to 86 employees as of December 31, 2020 and 143 employees as of September 30, 2021. We expect to continue to incur significant expenses, and we expect such expenses to increase substantially in connection with our ongoing activities, including as we:

•	invest in research and development activities to optimize and expand our DiversitAb platform;

•	develop new and advance preclinical and clinical progress of pipeline programs;

•	market to and secure partners to commercialize our products;

•	expand and enhance operations to deliver products, including investments in manufacturing;

•	acquire businesses or technologies to support the growth of our business;

•	continue to establish, protect and defend our intellectual property and patent portfolio;

•	operate as a public company.

To date, we have primarily financed our operations from government agreements, including for the development of a COVID-19 therapeutic and Rapid Response Antibody Program, and the issuance and sale of preferred stock.

Our net income for the year ended December 31, 2020 was $20.1 million and our net loss for the year ended December 31, 2019 was $9.0 million. Our net loss for the nine months ended September 30, 2021 was $5.6 million and our net income for the nine months ended September 30, 2020 was $11.7 million. As of September 30, 2021, we had an accumulated deficit of $17.6 million and we had cash and cash equivalents totaling $10.8 million.

Recent Developments

PPP Loan

In February 2021, we submitted a forgiveness application related to our Paycheck Protection Program ( or PPP) loan (PPP Loan). In March 2021, the U.S. Small Business Administration (SBA) approved the forgiveness of the PPP Loan, plus accrued interest.

Business Combination

On October 22, 2021, we consummated the previously announced business combination (Business Combination) pursuant to that certain Agreement and Plan of Merger, dated June 21, 2021 (Business Combination Agreement), by and among Big Cypress Acquisition Corp. (BCYP), Big Cypress Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of BCYP, and SAB Biotherapeutics, Inc., which changed its name to SAB Sciences, Inc. and became our wholly-owned subsidiary in connection with the Business Combination (and which we refer to now as Legacy SAB). Upon completion of the business combination, and pursuant to the terms of the Business Combination Agreement, the stockholders of Legacy SAB exchanged their Legacy SAB shares for our shares of common stock, and options to purchase shares of Legacy SAB were converted into options to purchase our shares of common stock. Additionally, (i) we issued 10,492,877 shares of common stock to the former stockholders of Legacy SAB, which are being held in escrow and which will be released if certain conditions are met prior to October 22, 2026, and (ii) we granted 1,507,124 restricted stock units to the holders of Legacy SAB options, which restricted stock units will be settled in our shares of common stock if the same conditions are met prior to October 22, 2026. For more information, see Note 1 (Organization and Business Operations) to our consolidated financial statements included elsewhere in this prospectus.

Key Factors Affecting Our Results of Operations and Future Performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by multiple factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risks and uncertainties, including those described in the section of this prospectus titled “Risk Factors.”

Components of Results of Operations

Revenue

Our revenue has historically been generated through grants from government and other (non-government) organizations. We currently have no commercially-approved products.

Grant revenue is recognized for the period that the research and development services occur, as qualifying expenses are incurred or conditions of the grants are met. We concluded that payments received under these grants represent conditional, nonreciprocal contributions, as described in ASC 958, Not-for-Profit Entities, and that the grants are not within the scope of ASC 606, Revenue from Contracts with Customers, as the organizations providing the grants do not meet the definition of a customer. Expenses for grants are tracked by using a project code specific to the grant, and the employees also track hours worked by using the project code.

For the years ended December 31, 2020 and 2019, and for the nine months ended September 30, 2021 and 2020, we worked on the following grants:

Government grants

The total revenue for government grants was approximately $52.8 million and $2.9 million, respectively, for the years ended December 31, 2020 and 2019.

The total revenue for government grants was approximately $49.8 million and $27.1 million, respectively, for the nine months ended September 30, 2021 and 2020.

National Institute of Health – National Institute of Allergy and Infectious Disease (“NIH-NIAID”) (Federal Award #1R44AI117976-01A1) – this grant was for $1.4 million and started in September 2019 through August 2021. For the years ended December 31, 2020 and 2019, there was approximately $228,000 and $343,000, respectively, in grant income recognized from this grant. For the nine months ended September 30, 2021 and 2020, there was approximately $457,000 and $219,000, respectively, in grant income recognized from this grant. We applied for an extension on the grant funding, which is pending approval. If approved, there is approximately $243,000 in funding remaining for this grant.

NIH-NIAID (Federal Award #1R41AI131823-02) – this grant was for approximately $1.5 million and started in April 2019 through March 2021. The grant was subsequently amended to extend the date through March 2022. For the years ended December 31, 2020 and 2019, approximately $99,000 and $97,000, respectively, in grant income was recognized from this grant. For the nine months ended September 30, 2021 and 2020, approximately $41,000 and $86,000, respectively, in grant income was recognized from this grant. Approximately $853,000 in funding remains for this grant.

NIH-NIAID through Geneva Foundation (Federal Award #1R01AI132313-01, Subaward #S-10511-01) – this grant was for approximately $2.7 million and started in August 2017 through July 2021. For the years ended December 31, 2020 and 2019, there was approximately $351,000 and $261,000, respectively, in grant income recognized from this grant. For the nine months ended September 30, 2021 and 2020, there was approximately $72,000 and $248,000, respectively, in grant income recognized from this grant. We applied for an extension on the grant funding, which is pending approval. If approved, there is approximately $1.5 million in funding remaining for this grant.

Department of Defense, Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense Enabling Biotechnologies (“JPEO”) through Advanced Technology International – this grant was for a potential of $25 million, awarded in stages starting in August 2019 and with potential stages running through February 2023. Additional contract modifications were added to this agreement in 2020 for work on a COVID therapeutic, bringing the agreement total to approximately $143 million. In September 2021, an additional modification for $60.5 million was added to the agreement for advanced clinical development through licensure and commercial manufacturing, bringing the agreement total to approximately $203.6 million. For the years ended December 31, 2020 and 2019, approximately $52.1 million and $2.2 million, respectively, in grant income was recognized from this grant. For the nine months ended September 30, 2021 and 2020, approximately $49.2 million and $26.5 million, respectively, in grant income was recognized from this grant. Approximately $100.1 million in funding remains for this grant.

Other grants (non-government)

The total revenue for other grants (non-government) was approximately $2.4 million and $500,000, respectively, for the years ended December 31, 2020 and 2019.

We recorded no revenue for other grants (non-government) for the nine months ended September 30, 2021. The total revenue for other grants (non-government) was $2.4 million for the nine months ended September 30, 2020.

CSL Behring – there were three contracts for a combined $2.4 million that were started and completed in 2020. These contracts were related to research and development for a COVID-19 therapeutic ($2 million) and two other targets ($400,000). For the year ended December 31, 2020, there was approximately $2.4 million in grant income recognized from this grant. For the nine months ended September 30, 2020, there was approximately $2.4 million in grant income recognized from this grant.

Battelle Memorial Institute – this contract was for approximately $2.0 million, starting in April 2018 through January 2019. For the year ended December 31, 2019, there was $400,000 in income recognized from this contract, and the work for this contract was completed as of December 31, 2019.

Henry Jackson Foundation – this contract was for $250,000, starting in September 2018 through May 31, 2019. For the year ended December 31, 2019, there was $51,000 in income recognized from this contract, and the work for this contract was completed as of December 31, 2019.

Operating Expenses

Research and Development Expenses.

Research and development expenses primarily consist of salaries, benefits, incentive compensation, stock-based compensation, laboratory supplies and materials for employees and contractors engaged in research and product development, licensing fees to use certain technology in our research and development projects, fees paid to consultants and various entities that perform certain research and testing on our behalf. Research and development expenses are tracked by target/project code. Indirect general and administrative costs are allocated based upon a percentage of direct costs. We expense all research and development costs in the period in which they are incurred.

Research and development activities consist of discovery research for our platform development and the various indications we are working on. We have not historically tracked our research and development expenses on a product candidate-by-product candidate basis.

For the years ended December 31, 2020 and 2019, and for the nine months ended September 30, 2021 and 2020, we had contracts with multiple contract research organizations (“CRO”) to conduct and complete clinical studies. In the case of SAB-185, the CRO has been contracted and paid by the US government. For SAB-176, PPD Development, LP, acting as CRO oversaw the Phase 1 safety study. The terms of that agreement are subject to confidentiality, and the status of the agreement is that it is current, in good standing and approximately 91% of the contract has been paid through September 30, 2021. SAB has also contracted with hVIVO Services Limited to conduct the Phase 2a influenza study on SAB-176. The terms of that agreement are subject to confidentiality, and the status of the agreement is that it is current, in good standing and approximately 90% of the contract has been paid through September 30, 2021.

We expect to continue to incur substantial research and development expenses as we conduct discovery research to enhance our platform and work on our indications. We expect to hire additional employees and continue research and development and manufacturing activities. As a result, we expect that our research and development expenses will continue to increase in future periods and vary from period to period as a percentage of revenue.

Major components within our research and development expenses are salaries and benefits (laboratory & farm), laboratory supplies, animal care, contract manufacturing, clinical trial expense, outside laboratory services, project consulting, and facility expense. Our platform allows us to work on multiple projects with the same resources, as the research and development process of each product is very similar (with minimal differences in the manufacturing process). Research and development expenses by component for the nine months ended September 30, 2021 and 2020 and for the years ended December 31, 2020 and 2019 were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019
Salaries & benefits	$7,148,648	$3,377,947	$4,823,808	$2,776,526
Laboratory supplies	11,716,471	4,663,355	11,561,462	1,470,637
Animal care	3,324,915	1,060,973	1,626,791	1,334,118
Contract manufacturing	12,556,134	—	4,216,868	—
Clinical trial expense	4,826,311	429,986	871,607	—
Outside laboratory services	3,355,537	1,495,375	2,220,277	1,142,086
Project consulting	1,214,375	255,356	693,093	89,029
Facility expense	2,248,547	1,172,838	1,730,926	1,077,944
Other expenses	144,733	145,503	163,827	129,365

Total Research and development expenses	$46,535,671	$12,601,333	$27,908,659	$8,019,705

General and Administrative Expenses.

General and administrative expenses primarily consist of salaries, benefits and stock-based compensation costs for employees in our executive, accounting and finance, project management, corporate development, office administration, legal and human resources functions as well as professional services fees, such as consulting, audit, tax and legal fees, general corporate costs and allocated overhead expenses. General and administrative expenses also include rent and facilities expenses allocated based upon total direct costs. We expect that our general and administrative expenses will continue to increase in future periods, primarily due to increased headcount to support anticipated growth in the business and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, insurance and professional services. We expect these expenses to vary from period to period in absolute terms and as a percentage of revenue.

Other (Income) Expense

Other Income.

Other income consists of other items such as the forgiveness of the PPP Loan, plus accrued interest.

Interest Income.

Interest income consists of interest earned on cash balances in our bank accounts.

Interest Expense.

Interest expense consists primarily of interest related to borrowings under notes payable for equipment.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included in this prospectus.

The following tables set forth our results of operations for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
	2021	2020
Revenue
Grant revenue	$49,817,825	$29,482,614

Total revenue	49,817,825	29,482,614

Operating expenses
Research and development	46,535,671	12,601,333
General and administrative	9,331,125	4,907,306

Total operating expenses	55,866,796	17,508,639

(Loss) income from operations	(6,048,971)	11,973,975
Other income	669,549	3,630
Interest expense	(228,184)	(325,789)
Interest income	14,571	21,283

Net (loss) income	$(5,593,035)	$11,673,099

Comparison of the Nine Months Ended September 30, 2021 and 2020

Revenue

	Nine Months Ended September 30,
	2021	2020	Change	% Change
Revenue	$49,817,825	$29,482,614	$20,335,211	69.0%

Total revenue	$49,817,825	$29,482,614

Revenue increased by $20.3 million, or 69.0%, for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to an increase in work performed under government grants.

Research and Development

	Nine Months Ended September 30,
	2021	2020	Change	% Change
Research and development	$46,535,671	$12,601,333	$33,934,338	269.3%

Total research and development expenses	$46,535,671	$12,601,333

Research and development expenses increased by $33.9 million, or 269.3%, for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to increased headcount and personnel costs in the research and development function, contract manufacturing, increased clinical work, increased consulting and increases in our production capacity and the associated expenses for materials and supplies supporting research and development activities. For the nine months ended September 30, 2021, we incurred $4.8 million in costs for activities related to clinical studies and $12.6 million in contract manufacturing.

General and Administrative

	Nine Months Ended September 30,
	2021	2020	Change	% Change
General and administrative	$9,331,125	$4,907,306	$4,423,819	90.1%

Total general and administrative expenses	$9,331,125	$4,907,306

General and administrative expenses increased by $4.4 million, or 90.1%, for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to employee bonus, increased headcount and personnel costs in the general and administrative function, an increase in consulting, legal, and marketing expenses.

Other Income

	Nine Months Ended September 30,
	2021	2020	Change	% Change
Other income	$669,549	$3,630	$665,919	18,344.9%

Total other income	$669,549	$3,630

Other income increased by $0.7 million, or 18,344.9%, for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to the forgiveness of the PPP Loan, plus accrued interest.

Interest Expense

	Nine Months Ended September 30,
	2021	2020	Change	% Change
Interest expense	$228,184	$325,789	$(97,605)	(30.0)%

Total interest expense	$228,184	$325,789

Interest expense decreased by $0.1 million, or 30.0%, for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, due to the payoff of the line of credit in June 2020.

Interest Income

	Nine Months Ended September 30,
	2021	2020	Change	% Change
Interest income	$14,571	$21,283	$(6,712)	(31.5)%

Total interest income	$14,571	$21,283

Interest income decreased by $0.1 million, or 31.5%, for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2021, primarily due to lower average cash balances and higher bank fees.

The following tables set forth our results of operations for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Revenue
Grant revenue	$55,237,759	$3,441,807

Total revenue	55,237,759	3,441,807

Operating expenses
Research and development	27,908,659	8,019,705
General and administrative	6,772,303	4,095,642

Total operating expenses	34,680,962	12,115,347

Income (loss) from operations	20,556,797	(8,673,540)

Other income	3,996	2,594
Interest expense	(469,151)	(428,476)
Interest income	26,131	113,133

Net income (loss)	$20,117,773	$(8,986,289)

Comparison of the Years Ended December 31, 2020 and 2019

Revenue

	Year Ended December 31,
	2020	2019	Change	% Change
Revenue	$55,237,759	$3,441,807	$51,795,952	1,504.9%

Total revenue	$55,237,759	$3,441,807

Revenue increased by $51.8 million, or 1,504.9%, in 2020, primarily due to an increase in government grants.

Research and Development

	Year Ended December 31,
	2020	2019	Change	% Change
Research and development	$27,908,659	$8,019,705	$19,888,954	248.0%

Total research and development expenses	$27,908,659	$8,019,705

Research and development expenses increased by $19.9 million, or 248.0%, in 2020, primarily due to increased headcount in the research and development function, increased clinical work, and increases in our production capacity and the associated expenses for materials and supplies supporting research and development activities.

General and Administrative

	Year Ended December 31,
	2020	2019	Change	% Change
General and administrative	$6,772,303	$4,095,642	$2,676,661	65.4%

Total general and administrative expenses	$6,772,303	$4,095,642

General and administrative expenses increased by $2.7 million, or 65.4%, in 2020, primarily due to increased headcount in the general and administrative function.

Other (Income) Expense

Interest Expense

	Year Ended December 31,
	2020	2019	Change	% Change
Interest expense	$469,151	$428,476	$40,675	9.5%

Total interest expense	$469,151	$428,476

Interest expense increased by less than $0.1 million in 2020, or 9.5%, due to the addition of two finance leases for laboratory equipment in March 2019.

Interest Income

	Year Ended December 31,
	2020	2019	Change	% Change
Interest income	$26,131	$113,133	$(87,002)	(76.9)%

Total interest income	$26,131	$113,133

Interest income decreased by less than $0.1 million, or 76.9%, in 2020, primarily due to lower average cash balances, lower interest rates, and higher bank fees.

Liquidity and Capital Resources

As of September 30, 2021 and December 31, 2020, we had $10.8 million and $12.6 million, respectively, of cash and cash equivalents. To date, we have primarily relied on grant revenue in the form of government grants and the sale of preferred stock.

Our standard repayment terms for accounts receivable are thirty days from the invoice date. As a majority of our accounts receivable is from work performed under government grants, we have not had an uncollectible accounts receivable amount in over 5 years. As of September 30, 2021, we have received approximately $39.6 million of the $49.8 million in revenue recorded for the nine months ended September 30, 2021.

We intend to continue to invest in our business and, as a result, may incur operating losses in future periods. We expect to continue to invest in research and development efforts towards expanding our capabilities and expertise along our platform and the indications we are working on, as well as building our business development team and marketing our solutions to partners in support of the growth of the business. Based on our current business plan, we believe the net proceeds from the Merger, together with our existing cash and cash equivalents and anticipated cash flows from operations, will be sufficient to meet our working capital and capital expenditure needs over at least the next twelve months.

Our future capital requirements will depend on many factors, including, but not limited to our ability to successfully secure additional government grants and to secure contracts with new partners for the successful development and commercialization of our products. If we are unable to execute on our business plan and adequately fund operations, or if the business plan requires a level of spending in excess of cash resources, we may be required to negotiate partnerships in which we receive greater near-term payments at the expense of potential downstream revenue. Alternatively, we may need to seek additional equity or debt financing, which may not be available on terms acceptable to us or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making product acquisitions, making capital expenditures, or declaring dividends. If we are unable to generate sufficient revenue or raise additional capital when desired, our business, financial condition, results of operations and prospects would be adversely affected.

Sources of Liquidity

Since our inception, we have financed our operations primarily from revenue in the form of government grants and from equity financings.

Equity Financings and Option Exercises

As of September 30, 2021, we have raised approximately $48.2 million since our inception from the issuance and sale of convertible preferred shares, net of issuance costs associated with such financings, and exercises of employee stock options.

Debt

As of September 30, 2021 and December 31, 2020, we had a debt balance of $49,156 and $710,768, respectively.

Note payable, related party

On February 24, 2016, we entered into a loan agreement with Christiansen Land and Cattle, Ltd., a related party, for a $3.0 million revolving line of credit secured by a blanket security interest in our assets.

We borrowed $2.5 million from the line of credit in 2016, and $350,000 in 2017. The line of credit had a fixed rate per annum of 6% compounded annually. The initial agreement was based upon repayment following a significant capital event – closing of equity or debt financing with total proceeds to us of $15 million or more or one year from the agreement date, whichever occurred first. The agreement was amended in August 2018 to extend the repayment timeframe to August 31, 2019. The first payment to repay this loan was made on August 31, 2018 ($1.0 million payment). Additional voluntary payments were being made at the rate of $30,000 per month. In August 2019, the agreement was amended to extend the maturity date to the earlier of August 31, 2020 or the occurrence of a significant capital event. The note payable balance as of December 31, 2019 was $1,364,644, which included accrued interest of $3,580. In July 2020, the note payable was paid in full and the line of credit was terminated.

Notes payable

On November 15, 2017, we entered into a loan agreement with a bank, for the financing of an ultrasound machine for $18,997. The agreement was for a four-year term, with monthly payments of $440. The note payable had a balance as of December 31, 2019 of $9,203 and was paid off in full in September 2020.

In December 2017, we entered into two loan agreements with a financial institution. One agreement was for the purchase of a tractor for $116,661 at a 3.6% interest rate, and a second agreement for the purchase of a trailer, truck, scale, and chute for $47,721 at a 5.9% interest rate. The loan for the tractor included annual payments of $25,913 for the next five years starting in December 2018. The loan for the trailer, truck, scale, and chute included monthly payments of $920 for five years starting in January 2018 through December 2022. During 2019, the trailer, truck, scale, and chute loan was paid in full. As of September 30, 2021 and December 31, 2020, the tractor loan balance was $49,156.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief and Economic Security Act (“CARES Act”). In April 2020, we entered into the PPP Loan with First Premier Bank under the PPP, which is part of the CARES Act administered by the SBA. As part of the application for these funds, we, in good faith, certified that the current economic uncertainty made the loan request necessary to support our ongoing operations. The certification further requires us to take into account our current business activity and our ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. Under the PPP, we received proceeds of approximately $661,612. In accordance with the requirements of the PPP, we utilized the proceeds from the PPP Loan primarily for payroll costs. The PPP Loan has a 1.00% interest rate per annum, matures in April 2022 and is subject to the terms and conditions applicable to loans administered by the SBA under the PPP. Under the terms of PPP, all or certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses, as described in the CARES Act. We recorded the entire amount of the PPP Loan as debt. Under the terms of the PPP Loan, monthly payments of principal and interest were due to commence November 1, 2020, however, the SBA is deferring loan payments for borrowers who apply for loan forgiveness until the SBA remits the borrower’s loan forgiveness amount to the lender. No payments were made in 2020 and, as of December 31, 2020, the PPP Loan balance was $661,612. An application for forgiveness of the PPP Loan was completed in February 2021. In March 2021, the SBA approved the forgiveness of the PPP Loan, plus accrued interest. We recorded a gain on extinguishment of PPP Loan of $661,612 for the forgiveness of the PPP Loan within other income on the condensed consolidated statement of operations for the nine months ended September 30, 2021.

Please refer to the audited consolidated financial statements as of, and for the years ended December 31, 2020 and 2019, included in this prospectus for additional information on our debt.

Cash Flows

The following table summarizes our cash flows for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
	2021	2020
Net cash provided by operating activities	$6,865,042	$5,473,378
Net cash used in investing activities	(8,581,735)	(7,371,717)
Net cash (used in) provided by financing activities	(142,928)	9,058,476

Net (decrease) increase in cash and cash equivalents	$(1,859,621)	$7,160,137

Operating Activities

Net cash provided by operating activities increased by $1.4 million for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to increased revenue from performance under our government contracts.

Investing Activities

Net cash used in investing activities increased by $1.2 million for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to investments in our manufacturing capabilities and equipment.

Financing Activities

Net cash (used in) provided by financing activities changed by $9.2 million for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to the series B financing round in 2020, with no financings in 2021.

The following table summarizes our cash flows for the years ended December 31, 2020 and 2019:

	2020	2019
Net cash provided by (used in) operating activities	$10,004,795	$(9,214,440)
Net cash used in investing activities	(12,722,702)	(608,748)
Net cash provided by financing activities	8,982,321	3,681,628

Net increase (decrease) in cash and cash equivalents	$6,264,414	$(6,141,560)

Operating Activities

Net cash provided by (used in) operating activities changed by $19.2 million in 2020, primarily due to increased revenue from performance under our government contracts.

Investing Activities

Net cash used in investing activities increased by $12.1 million in 2020, primarily due to investments in our manufacturing capabilities and equipment.

Financing Activities

Net cash provided by financing activities increased by $5.3 million in 2020, primarily due to the $10.0 million series B financing round in 2020, as compared to the $4.3 million raised in the series B financing round in 2019.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Notes payable (1)	$710,768	$538,731	$172,037	$—	$—
Operating lease liabilities (2)	3,559,539	1,053,891	2,037,680	467,968	—
Finance lease liabilities (2)	7,331,097	490,848	851,267	802,992	5,185,990

Total	$11,601,404	$2,083,470	$3,060,984	$1,270,960	$5,185,990

(1)	In February 2021, we submitted a forgiveness application related to the PPP Loan. In March 2021, the SBA approved the forgiveness of the PPP Loan, plus accrued interest.
(2)

We are party to certain contractual arrangements for equipment, lab space, and an animal facility, which meet the definition of leases under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 842, Leases (“ASC 842”).

We enter into contracts in the normal course of business with third parties, including CROs. These payments are not included in the table above, as the amount and timing of such payments are not known.

As of September 30, 2021, there were no material changes outside of the ordinary course of business to our commitments and contractual obligations.

Income Taxes

We had $12.7 million of federal net operating loss carryforwards as of September 30, 2021 and December 31, 2020. Our carryforwards are subject to review and possible adjustment by the appropriate taxing authorities.

These carryforwards may generally be utilized in any future period but may be subject to limitations based upon changes in the ownership of our shares in a prior or future period. We have not quantified the amount of such limitations, if any.

Off-Balance Sheet Arrangements

We did not have, for the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

Qualitative and Quantitative Disclosures About Market Risk

Concentration of Credit Risk

We received approximately 96% and 85% of our total revenue through grants from government organizations for the years ended December 31, 2020 and 2019, respectively, and approximately 100% and 92% of our total revenue through grants from government organizations for the nine months ended September 30, 2021 and 2020, respectively. We received approximately 4% and 12% of our total revenue through a grant from a non-government organization for the years ended December 31, 2020 and 2019, respectively, and approximately 0% and 8% of our total revenue through a grant from a non-government organization for the nine months ended September 30, 2021 and 2020, respectively. To date, no receivables have been written off.

Interest Rate Risk

As of September 30, 2021 and December 31, 2020, we had a cash balance of $10.8 million and $12.6 million, respectively, all of which was maintained in bank accounts and money market funds in the U.S. Our primary exposure to market risk is to interest income volatility, which is affected by changes in the general level of interest rates. As such rates are at a near record low, a 10% change in the market interest rates would not have a material effect on our business, financial condition or results of operations.

Foreign Currency Risk

We conduct our business in U.S. dollars and, thus, are not exposed to financial risks from exchange rate fluctuations between the U.S. dollar and other currencies.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements in accordance with GAAP. Our preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our audited and unaudited condensed consolidated financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our revenue is primarily generated through grants from government and other (non-government) organizations.

Grant revenue is recognized for the period that the research and development services occur, as qualifying expenses are incurred or conditions of the grants are met. We concluded that payments received under these grants represent conditional, nonreciprocal contributions, as described in ASC 958, Not-for-Profit Entities, and that the grants are not within the scope of ASC 606, Revenue from Contracts with Customers, as the organizations providing the grants do not meet the definition of a customer. Expenses for grants are tracked by using a project code specific to the grant, and the employees also track hours worked by using the project code.

Stock-Based Compensation

We recognize compensation cost relating to stock-based payment transactions using a fair-value measurement method, which requires all stock-based payments to employees, directors, and non-employee consultants, including grants of stock options, to be recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. We hired an independent third-party valuation firm, beginning in 2017, to determine the fair value of our common stock, which we then used to determine the fair value of our stock-based awards using the Black-Scholes option-pricing model, which uses both historical and current market data to estimate fair value. The method incorporates various assumptions, such as the value of the underlying common stock, the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. For awards with performance-based vesting criteria, we estimate the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. No awards may have a term in excess of ten years. Forfeitures are recorded when they occur. Stock-based compensation expense is classified in our consolidated statements of operations based on the function to which the related services are provided. We recognize stock-based compensation expense over the expected term.

In addition to considering the results of the independent third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common shares as of each grant date, which may be a date other than the most recent independent third-party valuation date, including:

•	the prices at which we most-recently sold preferred shares and the superior rights and preferences of the preferred shares relative to our common shares at the time of each grant;

•	the lack of liquidity of our equity as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	our financial condition and operating results, including our levels of available capital resources and forecasted results;

•	developments in our business, including the achievement of milestones such as entering into partnering agreements;

•	the valuation of publicly traded companies in the life sciences, biopharmaceutical and healthcare technology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting our industry, and trends within our industry;

•

the likelihood of achieving a liquidity event for the holders of our preferred shares and holders of our common shares, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in our industry.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, the fair value of our common shares and our stock-based compensation expense could be materially different.

Following the completion of the merger, the fair value of our common shares will be determined based on the quoted market price of our common shares.

See Note 11 to our consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements, included in this prospectus, for information concerning certain specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted for the years ended December 31, 2020 and 2019, and for the nine months ended September 30, 2021 and 2020.

Stock-based compensation expense was $1.3 million and $0.4 million for the years ended December 31, 2020 and 2019, respectively. Stock-based compensation expense was $1.7 million and $1.0 million for the nine months ended September 30, 2021 and 2020, respectively. As of September 30, 2021, we had $4.2 million of total unrecognized stock-based compensation cost related to non-vested options, which we expect to recognize in future operating results over a weighted-average period of 2.34 years.

Common Stock Valuations

We are required to periodically estimate the fair value of our common stock with the assistance of an independent third-party valuation firm, as discussed above, when issuing stock options and computing our estimated stock-based compensation expense. The assumptions underlying these valuations represented our best estimates, which involved inherent uncertainties and the application of significant levels of our judgment.

In order to determine the fair value of our common stock, we considered, among other items, previous transactions involving the sale of our securities, our business, financial condition and results of operations, economic and industry trends, the market performance of comparable publicly traded companies, and the lack of marketability of our common stock.

Lease Liabilities and Right-of-Use Assets

We are party to certain contractual arrangements for equipment, lab space, and an animal facility, which meet the definition of leases under ASC 842. In accordance with ASC 842, we have, as of January 1, 2018 (the date of adoption), recorded right-of-use assets and related lease liabilities for the present value of the lease payments over the lease terms. We utilized the practical expedient regarding lease and non-lease components and have combined such items into a single combined component. Our incremental borrowing rate was used in the calculation of our right-of-use assets and lease liabilities.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 3 to our audited and unaudited condensed consolidated financial statements included in this prospectus.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus, or COVID-19, as a pandemic, which continues to spread throughout the U.S. and worldwide. As with many companies around the world, our day-to-day operations were disrupted with the imposition of work from home policies and requirements for physical distancing for any personnel present in our offices and laboratories. The pandemic has also disrupted our activities as shelter-in-place orders, quarantines, supply chain disruptions, travel restrictions and other public health safety measures have impacted our ability to interact with our existing and potential partners for our activities. However, the COVID-19 pandemic did not materially impact our business, operating results or financial condition, and is not F/S say that it is uncertain about the future. There is significant uncertainty as to the trajectory of the pandemic and its impacts on our business in the future. We could be materially and adversely affected by the risks, or the public perception of the risks, related to the COVID-19 pandemic or similar public health crises. Such crises could adversely impact our ability to conduct on-site laboratory activities, expand our laboratory facilities, secure critical supplies such as reagents, laboratory tools or immunized animals required for discovery research activities, and hire and retain key personnel. The ultimate extent of the impact of any epidemic, pandemic, outbreak, or other public health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, outbreak, or other public health crisis and actions taken to contain or prevent the further spread, among others. Accordingly, we cannot predict the extent to which our business, financial condition and results of operations will be affected. We remain focused on maintaining our operations, liquidity and financial flexibility and continue to monitor developments as we deal with the disruptions and uncertainties from the COVID-19 pandemic.

JOBS Act Accounting Election

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are not otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements on the effectiveness of our internal controls over financial reporting;

•

not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year in which the fifth anniversary of the completion of our initial public offering occurred. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion, or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which we will adopt the recently issued accounting standard.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The following persons are serving as our executive officers and directors:

Name	Age	Position(s)
Samuel J. Reich	46	Class III Director and Executive Chairman of the Board
Christine Hamilton, MBA	65	Class III Director
Eddie J. Sullivan, PhD	55	Class III Director, President and Chief Executive Officer
Mervyn Turner, PhD.	74	Class I Director
Jeffrey G. Spragens	79	Class II Director
William Polvino, MD	61	Class I Director
David Link, MBA	66	Class II Director
Russell P. Beyer, MBA, CMA	66	Chief Financial Officer
Thomas Luke, MD	59	Chief Medical Officer

Family Relationships

There are no family relationships among any of our directors or executive officers. Edward Hamilton, our former Executive Chairman, retired from such role as of the consummation of the Business Combination. Mr. Hamilton was named as a board observer in October 2021. Edward Hamilton is Christine Hamilton’s husband.

Executive Officers

Samuel J. Reich has served as a member of our board of directors from November 2020 and was named executive chairman of our board of directors in October 2021. Mr. Reich served as our Chief Executive Officer and Chief Financial Officer from November 2020 until October 2020 prior to the closing of our Business Combination. Mr. Reich co-founded Biscayne Neurotherapeutics, Inc. in 2011 and served as its Executive Chairman until its sale to Supernus Pharmaceuticals (Nasdaq: SUPN) in October 2018. Biscayne Neurotherapeutics was focused on novel treatments for seizure disorders. Previously, Mr. Reich was the Executive Vice President of OPKO Ophthalmologics, a division of OPKO Health, Inc. (Nasdaq: OPK) from March 2007 to November 2008, where Mr. Reich served on the executive committee and lead the Ophthalmologics business division. Prior to his position at OPKO, Mr. Reich was the Founder and Executive Vice President of Acuity Pharmaceuticals, Inc., where he worked from July 2002 through March 2007, at which time Acuity Pharmaceuticals merged with OPKO Health. Mr. Reich was a doctoral candidate in the Department of Ophthalmology at the University of Pennsylvania Medical School. He left graduate school prior to the completion of his Ph.D. to establish Acuity. Prior to that, he was a graduate student at the University of Pennsylvania in the Biomedical Studies graduate program. He has authored six peer- reviewed scientific publications and is currently an inventor on sixteen issued U.S. patents and over 50 issued foreign patents. Mr. Reich holds a B.A. with High Honors in Biochemistry from Clark University, cum laude, Phi Beta Kappa.

Eddie J. Sullivan, PhD, is our co-founder and has served as our president and CEO since 2014. Dr. Sullivan has served in biopharma leadership positions for more than 25 years. Prior to joining us, he held the CEO role or other leadership roles in our predecessor entities, including CEO of Hematech, a subsidiary of Kyowa Hakko Kirin. During that time, he led initiatives to develop infectious disease, cancer, and autoimmune immunotherapies. In addition to raising over $250 million in capital to develop biopharmaceutical platform technologies, he has also led several successful mergers and acquisitions. A recognized thought leader in antibodies and transgenic animals, Dr. Sullivan serves on the board of directors for the Biotechnology Innovation Organization (BIO) and has served on its executive committee. He has worked with industry committees and discussion groups that have focused on animal biotechnology, regulatory framework, human immunotherapies, and global health threats. Dr. Sullivan was governor-appointed to South Dakota’s Research Commercialization Council and is Chairman of the state’s National Science Foundation-EPSCoR committee. He also founded, served as president, and remains an advisor to the state affiliate of BIO, South Dakota Biotech, and in 2014 was honored for his leadership, innovation, vision, and entrepreneurship with the inaugural LIVE award. He holds an undergraduate degree from the University of Arizona and graduate degrees from Brigham Young University, Kennedy-Western University, and Utah State University in both reproduction and business.

Russell P. Beyer, MBA, CMA, has served as our Chief Financial Officer since September 2021. Mr. Beyer is a global strategic business leader, bringing more than 20 years of experience working with Fortune 100 companies in the pharmaceutical industry, such as Teva, AstraZeneca, and IPR Pharmaceuticals. In addition to working in the pharmaceutical industry, Russell also served in strategic financial leadership roles for World Fuel Services and Hewlett-Packard. His professional background encompasses extensive experience in fostering a team-based approach to leading merger and post-merger integration activities, developing shared services operations, implementing global ERP platforms, and delivering strong profitability for the companies he served. He received his MBA from Simon School of Business at the University of Rochester, and his BA from St. Lawrence University.

Dr. Tom Luke, MD, has served as our Chief Medical Officer since 2018. Dr. Luke joined the company following 30 years with the United States Navy and ten years as a Principal Investigator with the Henry Jackson Foundation at the Naval Medical Research Center—the last four working with our DiversitAb platform on several emerging infectious disease targets. He has over 20 years of clinical studies experience and is a recognized and widely published expert. Dr. Luke’s experience in public health and immunology includes his work as deputy director of Population Health and Preventive Medicine at the Bureau of Medicine and Surgery in Washington, DC. An engineering graduate of the United States Naval Academy, with a graduate degree in business and management from Webster University, Luke received his MD and a Master of Tropical Medicine and Hygiene degree from the Uniformed Services University of Health Sciences.

Non-Employee Directors

Jeffrey G. Spragens has served as a member of our board of directors since November 2020. From 2005 through 2013, Mr. Spragens was a Co-Founder and the CEO of SafeStitch Medical, Inc., a medical device company that pioneered incisionless surgery techniques that helps to relieve GERD and obesity. In 2013, SafeStitch merged with TransEnterix, Inc. (NYSE: TRXC). In addition, Mr. Spragens was one of the three founding board members of North American Vaccine, which became a publicly traded company in 1990. At North American Vaccine, Mr. Spragens was responsible for securing initial financing and building a commercial manufacturing facility. Mr. Spragens was instrumental in North American Vaccine’s acquisition by Baxter International (NYSE: BAX) in 1999. Mr. Spragens has also been a successful real estate developer and entrepreneur. Mr. Spragens was President of FCH services from 1973 until 1986. FCH developed and managed units of coop and condo housing financed with HUD financing with offices in several major cities. In 1986, Mr. Spragens converted to condo ownership 1,000 apartment units in San Mateo, California, resulting in one of the largest residential projects in California at that time. Mr. Spragens was Managing Partner of Gateway Associates, Inc. from 1990 to 2000. In addition, Mr. Spragens developed, owned, and operated apartment units in New Jersey, Michigan, and Kansas, and has successfully sold many of these units. Mr. Spragens developed and continues to own and operate Inman Grove Shopping Center in Edison, New Jersey. Mr. Spragens is also a well-known and respected philanthropist. Mr. Spragens is a Founding Board Member and Treasurer of Foundation for Peace. Foundation for Peace provides healthcare, education, and clean water to those in need in Dominican Republic and Haiti. He is also a member of the Board of Directors and Finance Committee of Hernia Help, which provides free hernia surgery to underserved children and adults in developing countries. Mr. Spragens has a BA from the University of Cincinnati, a Law Degree from George Washington University, and an MA from American University. Mr. Spragens is well qualified to serve on our board of directors because of his extensive public company management and multi-sector investment experience, and his public company board experience.

Christine Hamilton, MBA, is our co-founder and has served as a member of our board of directors since 2014. Ms. Hamilton is the owner and Managing Partner of Christiansen Land and Cattle, Ltd., a fourth-generation diversified farming and ranching enterprise. She also owns Dakota Packing, Inc., a wholesale company based in

Las Vegas that provides high-end, “center-of-the-plate” protein products to a national customer base. Ms. Hamilton has served on the boards of directors for several financial and public companies including HF Financial Corporation, Home Federal Bank (now Great Western Bancorp, NYSE: GWB) and, in 2018, was recognized for her exemplary service as a board member of the Federal Reserve Bank (Ninth District) after a four-year term. She currently serves as a board member for publicly traded Titan Machinery, the Padlock Ranch, and the Meadowlark Institute. Ms. Hamilton was a governor-appointed commissioner for South Dakota Game Fish & Parks and is a 2016 inductee to the South Dakota Hall of Fame for her contributions to the state and agribusiness. In 2000, Ms. Hamilton and her family formed the Matson Halverson Christiansen Hamilton Foundation (MHCH), a not-for-profit foundation with a mission to improve the quality of life and create opportunities for growth and enterprise development in South Dakota. Hamilton holds a philosophy degree from Smith College in Northampton, Massachusetts, and an MBA in entrepreneurship from the University of Arizona.

Dr. William J. Polvino, MD, has served as a member of our board of directors since 2019, after having served as our business advisor for several years. Dr. Polvino is pharmaceutical entrepreneur with more than 25 years of experience in the healthcare arena. He is currently chief executive officer of Bridge Medicines, a pioneering drug discovery company focused on advancing promising early technologies from concept to clinic. Prior to Bridge Medicines, Dr. Polvino was president and chief executive officer of Veloxis Pharmaceuticals A/S (NASDAQ: VELO), a public biotechnology company that deployed proprietary formulation technology to develop and commercialize an innovative oral drug product for transplant patients. He also served as president and CEO of Helsinn Therapeutics (formerly Sapphire Therapeutics) and has held executive and senior-level positions in drug development at Merck, Wyeth and Theravance. Dr. Polvino earned his medical degree from Rutgers Medical School and a B.S. in Biology from Boston College. He trained in internal medicine at Massachusetts General Hospital and was a fellow in clinical pharmacology at the National Institutes of Health prior to entering the pharmaceutical and biotechnology industry.

Dr. Mervyn Turner, PhD, has served as a member of our board of directors since 2020. Dr. Turner has nearly 35 years of experience in pharmaceutical drug discovery, research and development, licensing and business development, emerging markets strategy development and implementation. He spent 27 years at Merck & Co. Inc., holding positions of increasing responsibility in Merck Research Laboratories before joining the company’s Executive Committee as Chief Strategy Officer. Since his retirement from Merck & Co., he is currently an advisor to Bay City Capital, a San Francisco-based venture firm, to Bridge Medicines, a commercial incubator for early-stage innovation based in New York City, and to Adagene, a China-based therapeutic antibody company. Dr. Turner is also a member of the Board of EnGeneIC (Sydney, Australia), and the chairman of the board of LUNAC. He also serves on the scientific advisory boards of Blade Therapeutics and Spinogenix. Dr. Turner was previously a senior healthcare advisor to Lazard, a leading financial services and investment banking firm. He holds his Ph.D. in Chemistry from the University of Sheffield.

David Link, MBA, has served as a member of our board of directors since 2018 and is currently Vice-Chairman. Mr. Link is the former executive vice president and chief strategy office at Sanford Health with more than three decades of experience in strategy, planning and financial operations. During his tenure, Mr. Link contributed significantly to growing the organization from a regional health system into one of the nation’s largest non-profit, integrated health care delivery systems. He was also charged with overseeing Sanford Health Plan, Sanford Foundation and research and development, including Sanford Research. Under his leadership, the initial Sanford Clinic was created as well as the development of Sanford World Clinics, an initiative designed to provide communities around the world with permanent, sustainable health care infrastructure. Currently, Dave serves as an appointed program director in the President’s Office at Dakota State University, one of the nation’s leading programs in cyber security. Dave holds board or committee positions with Enterprise 605, the South Dakota REACH Committee, South Dakota Research and Commercialization Council and Sanford Research. In 2019, he was honored for his exemplary leadership and support of the state’s bioscience industry with the LIVE Award at the South Dakota Biotech. Dave holds a bachelor’s degree in data processing and computer science, an MBA from the University of South Dakota and a master’s in healthcare administration from the University of Minnesota.

Board Composition

Our business and affairs are organized under the direction of our board of directors. Our board currently consists of. seven (7) directors divided into three classes as follows:

•	each Class I director having a term that expires immediately following our annual meeting of stockholders for the calendar year ended December 31, 2021;

•	each Class II director having a term that expires immediately following our annual meeting of stockholders for the calendar year ended December 31, 2022; and

•	each Class III director having a term that expires immediately following our annual meeting of stockholders for the calendar year ended December 31, 2023 or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death.

Messrs. Polvino and Turner currently serve as the Class I directors, Messrs. Link and Spragens currently serve as the Class II directors, and Mrs. Hamilton and Messrs. Reich and Sullivan currently serve as Class III directors.

At each annual meeting of stockholders, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of the board of directors will be fixed exclusively by resolutions of the board of directors. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in its control or management. Our board of directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of its voting stock.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a nominating and corporate governance committee (“nominating committee”) and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee and nominating committee of a listed company be comprised solely of independent directors. Each of our committees is comprised entirely of independent directors.

Audit Committee

On October 22, 2021, we established an audit committee of the board of directors. Jeffrey Spragens, William Polvino and David Link serves as members of the Audit Committee, with Jeffrey Spragens serving as the Chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Messrs. Polvino, Spragens and Link meet the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate, and our board of directors has determined that Mr. Spragens qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We adopted a restated audit committee charter on October 22, 2021 which details the principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•	pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

On October 22, 2021, we established a compensation committee of the board of directors. Christine Hamilton, Bill Polvino and Mervyn Turner serves as members of the Compensation Committee. Christine Hamilton serves as the Chairman of the Compensation Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Each of Messrs. Polvino and Turner and Ms. Hamilton are independent.

We adopted a restated compensation committee charter on October 22, 2021, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance considering such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving on an annual basis the compensation, if any is paid by us, of all our other officers;

•	reviewing on an annual basis our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating, and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

No person who served as a member of the Compensation Committee during the fiscal year ended December 31, 2020 was a current or former officer or employee of the Company or engaged in certain transactions with the Company required to be disclosed by regulations of the SEC. Additionally, there were no compensation committee “interlocks” during the fiscal year ended December 31, 2020, which generally means that no executive officer of the Company served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of the Compensation Committee of the Company.

Nominating Committee

On October 22, 2021, we established a nominating committee of the board of directors. David Link, Christine Hamilton, Jeff Spragens and Mervyn Turner serves as members of the Nominating and Governance Committee. David Link serves as the Chairman of the Nominating and Governance Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the nominating committee, all of whom must be independent. Each of Ms. Hamilton, Mr. Link, Mr. Spragens and Dr. Turner are independent.

We adopted a restated nominating committee charter on October 22, 2021, which details the purpose and responsibilities of the nominating committee, including:

•

screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors’ candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

•	developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating committee will consider several qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Director Nominations

The process of recommending director nominees for selection by the board of directors is undertaken by the nominating committee (see above).

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

Code of Ethics

We adopted a restated Code of Ethics applicable to our directors, officers, and employees. A copy of our Code of Ethics and copies of our audit, nominating and compensation committee charters are available on our website at https://www.sabbiotherapeutics.com/. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. Please see “Where You Can Find Additional Information.”

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of the Company’s named executive officers. This discussion may contain forward-looking statements that are based on the Company’s current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that the Company adopts may differ materially from the currently planned programs that are summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Summary Executive Compensation Table for Fiscal 2020

The following table sets forth information regarding the compensation awarded to, earned by or paid to Our named executive officers for the fiscal year ended December 31, 2020.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Eddie J. Sullivan	2020	344,615	124,500	50,000	—	519,115
President & CEO

Thomas C. Luke	2020	300,000	105,000	25,000	—	430,000
Chief Medical Officer

Charles H. Randall, Jr.	2020	275,000	96,250	25,000	—	396,250
EVP, Chief Strategy Officer

Summary Director Compensation Table for Fiscal 2020

The following table sets forth information regarding the compensation awarded to, earned by or paid to Our directors for the fiscal year ended December 31, 2020.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation (S)	Total
Eddie J. Sullivan, PhD.	$—	$—	$—	$—
Christine Hamilton, MBA	25,000	150,000	—	175,000
Mani Mohindru, PhD.	6,250	150,000	—	156,250
William J. Polvino, MD	25,000	300,000	—	325,000
Mervyn Turner, PhD.	6,250	150,000	—	156,250
David Link, MBA	25,000	150,000	—	175,000
Edward Hamilton, DVM	—	—	—	—

Outstanding Equity Awards at Fiscal 2020 Year-End

The following table sets forth information regarding outstanding equity awards held by Our named executive officers as of December 31, 2020.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option Exercise Price($)	Option Expiration Date
Eddie J. Sullivan	08/05/2014	139,585			0.54	08/05/2024
Eddie J. Sullivan	12/12/2014	162,850			0.54	12/12/2024
Eddie J. Sullivan	12/12/2014	162,850			0.54	12/12/2024
Eddie J. Sullivan	04/27/2020	23,264			2.69	04/27/2030
Thomas C. Luke	10/01/2018	139,585			2.15	10/01/2028
Thomas C. Luke	04/27/2020	11,632			2.69	04/27/2030
Charles H. Randall	11/05/2014	116,321			0.54	11/05/2024
Charles H. Randall	11/05/2014	116,321			0.54	11/05/2024
Charles H. Randall	11/05/2014	116,321			0.54	11/05/2024
Charles H. Randall	04/27/2020	11,632			2.69	04/27/2030

Named Executive Officer Employment Arrangements

Below are descriptions of the current employment agreements with Our named executive officers.

Eddie J. Sullivan

On March 1, 2021, SAB entered into an Executive Employment Agreement with Dr. Sullivan to continue to serve as the Company’s President & Chief Executive Officer. The agreement provides Dr. Sullivan an annual base salary of $377,200, and his eligibility to participate in the Company’s benefit plans generally. The agreement also subjects Dr. Sullivan to standard nondisclosure, invention assignment, and arbitration provisions.

If Dr. Sullivan’s employment is terminated by the Company without Cause (as defined in the employment agreement) (other than for death or disability) or the term of his employment is not renewed, Dr. Sullivan will receive (i) a severance payment equal to 1 year of his then base salary, payable either in a lump sum or in accordance with the Company’s then-current payroll practices and (ii) the applicable bonus amounts prorated for the portion of the calendar year Dr. Sullivan was employed so long as he was employed by the Company as of April 1st of the year of termination and the Board has approved a bonus plan for that year (such bonus amount payable by the end of the Company’s fiscal year following the termination).

Thomas C. Luke

On March 1, 2021, SAB entered into an Executive Employment Agreement with Dr. Luke to continue to serve as the Company’s Chief Medical Officer. The agreement provides Dr. Luke an annual base salary of $343,950, and his eligibility to participate in the Company’s benefit plans generally. The agreement also subjects Dr. Luke to standard nondisclosure, invention assignment, and arbitration provisions.

If Dr. Luke’s employment is terminated by the Company without Cause (as defined in the employment agreement) (other than for death or disability) or the term of his employment is not renewed, Dr. Luke will receive (i) a severance payment equal to 1 year of his then base salary, payable either in a lump sum or in accordance with the Company’s then-current payroll practices and (ii) the applicable bonus amounts prorated for the portion of the calendar year Dr. Luke was employed so long as he was employed by the Company as of April 1st of the year of termination and the Board has approved a bonus plan for that year (such bonus amount payable by the end of the Company’s fiscal year following the termination).

Charles H. Randall, Jr.

On March 1, 2021, SAB entered into an Executive Employment Agreement with Mr. Randall to continue to serve as the Company’s Executive Vice President, Chief Strategy Officer. The agreement provides Mr. Randall an annual base salary of $303,300, and his eligibility to participate in the Company’s benefit plans generally. The agreement also subjects Mr. Randall to standard nondisclosure, invention assignment, and arbitration provisions.

If Mr. Randall’s employment is terminated by the Company without Cause (as defined in the employment agreement) (other than for death or disability) or the term of his employment is not renewed, Mr. Randall will receive (i) a severance payment equal to 1 year of his then base salary, payable either in a lump sum or in accordance with the Company’s then-current payroll practices and (ii) the applicable bonus amounts prorated for the portion of the calendar year Mr. Randall was employed so long as he was employed by the Company as of April 1st of the year of termination and the Board has approved a bonus plan for that year (such bonus amount payable by the end of the Company’s fiscal year following the termination).

Russell Beyer

On September 15, 2021, SAB entered into an Executive Employment Agreement with Mr. Russell Beyer (the “CFO Agreement”) to continue to serve as the Company’s Chief Financial Officer. The CFO Agreement provides Mr. Beyer an annual base salary of $300,000 and his eligibility to participate in the Company’s benefit plans generally. Additionally, Mr. Beyer is eligible to receive an annual cash bonus of not less than 35% of his base salary, provided that certain financial performance objectives are met, as set and determined by the Company. The CFO Agreement also subjects Mr. Beyer to standard nondisclosure, invention assignment, and arbitration provisions. In consideration for Mr. Beyer entering into the CFO Agreement, Mr. Beyer will be issued stock options with an amount of underlying common stock representing approximately 0.25% of the outstanding common stock of SAB. The award will vest over four years with 25% vesting on the 1 year anniversary of the grant date and the remaining 75% of the vesting on a monthly basis in thirty-six installments.

If Mr. Beyer’s employment is terminated by the Company without Cause (as defined in the employment agreement) (other than for death or disability) or the term of his employment is not renewed, Mr. Beyer will receive (i) a severance payment equal to 1 year of his then base salary, payable in 12 months installments and (ii) the applicable bonus amounts prorated for the portion of the calendar year Mr. Beyer was employed so long as he was employed by the Company as of April 1st of the year of termination and the Board has approved a bonus plan for that year (such bonus amount payable by the end of the Company’s fiscal year following the termination).

SAB Biotherapeutics 2021 Equity Incentive Plan

The SAB Biotherapeutics 2021 Equity Incentive Plan (the “Incentive Plan”) was adopted in connection with the Business Combination Agreement and became effective upon the Closing.

Summary of the Incentive Plan

General

The Incentive Plan covers the grant of awards to our employees (including officers), non-employee consultants and non-employee directors and those of our affiliates. For purposes of the Incentive Plan, our affiliates include any corporation, partnership, limited liability company, joint venture or other entity, with respect to which we, directly or indirectly, own either (i) stock possessing more than fifty percent (50%) of the total combined voting power of all classes of stock entitled to vote, or more than fifty percent (50%) of the total value of all shares of all classes of stock of such corporation, or (ii) an aggregate of more than fifty percent (50%) of the profits interest or capital interest of any non-corporate entity.

The Compensation Committee administers the Incentive Plan. The full Board must approve all decisions regarding awards to non-employee directors.

Up to a maximum of 11,000,000 shares of our common stock may be delivered in settlement of awards granted under the Incentive Plan initially. The number of shares authorized for issuance will increase beginning in 2022, and occurring each year thereafter through 2031 by 2.0% of the number of our shares of common stock issued and outstanding on a fully-diluted basis as of the last day of the preceding fiscal year (such lesser number of shares as determined by our board of directors in its sole discretion). In no event, however, shall the aggregate number of shares that may be issued pursuant to this annual increase under the Incentive Plan exceed 5,000,000.

Up to a maximum of 11,000,000 shares of our common stock may be issued under the Incentive Plan pursuant to the exercise of incentive stock options. The stock delivered to settle awards made under the Incentive Plan may be authorized and unissued shares or treasury shares, including shares repurchased by us for purposes of the Incentive Plan. If any shares subject to any award granted under the Incentive Plan (other than a substitute award as described below) is forfeited or otherwise terminated without delivery of such shares (if such shares are returned to us due to a forfeiture restriction under such award), the shares subject to such awards will again be available for issuance under the Incentive Plan. However, any shares that are withheld or applied as payment for shares issued upon exercise of an award or for the withholding or payment of taxes due upon exercise of an award will continue to be treated as having been delivered under the Incentive Plan and will not again be available for grant under the Incentive Plan. Upon settlement of any stock appreciation rights (“SARs”), the number of shares underlying the portion of the SARs that is exercised will be treated as having been delivered for purposes of determining the maximum number of shares available for grant under the Incentive Plan and shall not again be treated as available for issuance under the Incentive Plan.

If a dividend or other distribution (whether in cash, shares of common stock or other property), recapitalization, forward or reverse stock split, subdivision, consolidation or reduction of capital, reorganization, merger, consolidation, scheme of arrangement, split-up, spin-off or combination involving us or repurchase or exchange of our shares or other securities, or other rights to purchase shares of our securities or other similar transaction or event affects our common stock such that the compensation committee determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits (potential benefits) provided to grantees under the Incentive Plan, the compensation committee will make an equitable change or adjustment as it deems appropriate to the number of type of securities with respect to which awards may be granted, (ii) the number and type of securities subject to outstanding awards, (iii) the exercise price with respect to any option or SAR or, if deemed appropriate, make provision for a cash payment to the holder of such outstanding award, and (iv) the number and kind of outstanding restricted shares, or the shares underlying any other form of award.

Types of Awards

The Incentive Plan permits the granting of any or all of the following types of awards to all grantees:

•	stock options, including incentive stock options, or ISOs;

•	stock appreciation rights, or SARs;

•	restricted shares;

•	deferred stock;

•	restricted stock units;

•	performance units and performance shares;

•	dividend equivalents;

•	bonus shares; and

•	other stock-based awards.

Generally, awards under the Incentive Plan are granted for no consideration other than prior and future services. Awards granted under the Incentive Plan may, in the discretion of the committee, be granted alone or in addition to, in tandem with or in substitution for, any other award under the Incentive Plan; provided, however, that if an SAR is granted in tandem with an ISO, the SAR and ISO must have the same grant date and term and the exercise price of the SAR may not be less than the exercise price of the ISO. The material terms of each award will be set forth in a written award agreement between the grantee and us.

Stock Options and SARs

The committee is authorized to grant SARs and stock options (including incentive stock options (ISOs) except that an ISO may only be granted to an employee of ours or one of our subsidiary corporations). A stock option allows a grantee to purchase a specified number of shares of our common stock at a predetermined price per share (the “exercise price”) during a fixed period measured from the date of grant. An SAR entitles the grantee to receive the excess of the fair market value of a specified number of shares on the date of exercise over a predetermined exercise price per share. The exercise price of an option or an SAR will be determined by the committee and set forth in the applicable award agreement but the exercise price may not be less than the fair market value of a share of common stock on the grant date. The term of each option or SAR is determined by the committee and set forth in the applicable award agreement, except that the term may not exceed ten (10) years (five (5) years if the grantee holds more than 10% of the total combined voting power of all classes of our capital stock).

Options may be exercised by payment of the purchase price through one or more of the following means: payment in cash (including personal check or wire transfer); delivering shares of our common stock previously owned by the grantee; or, with the approval of the compensation committee, (i) delivery of shares of our common stock acquired upon the exercise of such options, or (ii) the sale of shares acquired upon exercise of the options through a broker-dealer to whom the grantee has delivered irrevocable notice of exercise and instructions to deliver sales proceeds sufficient to pay us the exercise price.

The grant of ISOs is contingent upon shareholder approval of the Incentive Plan within 12 months of its adoption by our board of directors.

Restricted Shares

The committee may award restricted shares consisting of shares of our common stock which remain subject to a risk of forfeiture and may not be disposed of by grantees until certain restrictions established by the committee lapse. The vesting conditions may be service-based (i.e., requiring continuous service for a specified period) or performance-based (i.e., requiring achievement of certain specified performance objectives) or both. A grantee receiving restricted shares will have all of the rights of a stockholder, including the right to vote the shares and the right to receive any dividends, except as otherwise provided in the applicable award agreement. Upon termination of the grantee’s affiliation with us during the restriction period (or, if applicable, upon the failure to satisfy the specified performance objectives during the restriction period), the restricted shares will be forfeited as provided in the applicable award agreement.

Deferred Stock and Restricted Stock Units

The committee may also grant deferred stock awards and/or restricted stock unit awards. A deferred stock award is the grant of a right to receive a specified number of shares of our common stock at the end of specified deferral periods or upon the occurrence of a specified event, which satisfies the requirements of Section 409A of the Internal Revenue Code. A restricted stock unit award is the grant of a right to receive a specified number of shares of our common stock upon lapse of a specified forfeiture condition (such as completion of a specified period of service or achievement of certain specified performance objectives). If the service condition and/or specified performance objectives are not satisfied during the restriction period, the award will lapse without the issuance of the shares underlying such award.

Restricted stock units and deferred stock awards carry no voting or other rights associated with stock ownership until the shares underlying the award are delivered in settlement of the award. Unless otherwise determined by the compensation committee, grantees will have the rights to receive dividend equivalents in respect of deferred stock and/or restricted stock units, which dividend equivalents shall be deemed reinvested in additional shares of deferred stock or restricted stock units, as applicable, which shall remain subject to the same forfeiture conditions applicable to the deferred stock or restricted stock units to which such dividend equivalents relate.

Performance Units

The committee may grant performance units, which entitle a grantee to cash or shares conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the committee and reflected in the applicable award agreement. The initial value of a performance unit will be determined by the committee at the time of grant. The committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the applicable award agreement.

Performance Shares

The committee may grant performance shares, which entitle a grantee to a certain number of shares of common stock, conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the committee and reflected in the applicable award agreement. The committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the applicable award agreement.

Bonus Shares

The committee may grant fully vested shares of our common stock as bonus shares on such terms and conditions as specified in the applicable award agreement.

Dividend Equivalents

The committee is authorized to grant dividend equivalents, which provide a grantee the right to receive payment equal to the dividends paid on a specified number of shares of our common stock. Dividend equivalents may be paid directly to grantees or may be deferred for later delivery under the Incentive Plan. If deferred, such dividend equivalents may be credited with interest or may be deemed to be invested in shares of our common stock, other awards under the Incentive Plan or in other property.

Other Stock-Based Awards

The Incentive Plan authorizes the committee to grant awards that are valued in whole or in part by reference to or otherwise based on certain other securities. The committee determines the terms and conditions of such awards, including whether awards are paid in shares or cash.

Merger, Consolidation or Similar Corporate Transaction

If there is a merger or consolidation of us with or into another corporation or a sale of substantially all of our stock (a “Corporate Transaction”), and the outstanding awards are not assumed by surviving company (its parent company) or replaced with equivalent awards granted by the surviving company (its parent company), the committee will cancel any outstanding awards that are not vested and nonforfeitable as of the consummation of such Corporate Transaction (unless the committee accelerates the vesting of any such awards) and with respect to any vested and nonforfeitable awards, the committee may either (i) allow all grantees to exercise options and SARs within a reasonable period prior to the consummation of the Corporate Transaction and cancel any outstanding options or SARs that remain unexercised upon consummation of the Corporate Transaction, or (ii) cancel any or all of such outstanding awards (including options and SARs) in exchange for a payment (in cash, or in securities or other property) in an amount equal to the amount that the grantee would have received (net of the exercise price with respect to any options or SARs) if the vested awards were settled or distributed or such vested options and SARs were exercised immediately prior to the consummation of the Corporate Transaction. If an exercise price of an option or SAR exceeds the fair market value of our common stock and the option or SAR is not assumed or replaced by the surviving company (its parent company), such options and SARs will be cancelled without any payment to the grantee.

Amendment to and Termination of the Incentive Plan

The Incentive Plan may be amended, altered, suspended, discontinued or terminated by our board of directors without further stockholder approval, unless such approval is required by law or regulation or under the rules of any stock exchange or automated quotation system on which our common stock is then listed or quoted. Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the Incentive Plan or broaden eligibility. Stockholder approval will not be deemed to be required under laws or regulations that condition favorable treatment of grantees on such approval, although our board of directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable.

In addition, subject to the terms of the Incentive Plan, no amendment or termination of the Incentive Plan may materially and adversely affect the right of a grantee under any award granted under the Incentive Plan.

Unless earlier terminated by our board of directors, the Incentive Plan will terminate when no shares remain reserved and available for issuance or, if earlier, on the tenth anniversary of the effective date of the Incentive Plan.

SAB Biotherapeutics 2021 Employee Stock Purchase Plan

The SAB Biotherapeutics 2021 Employee Stock Purchase Plan, (the “ESPP”) was adopted in connection with the Business Combination Agreement and become effective upon the Closing. The ESPP provides eligible employees an opportunity to purchase shares of common stock at a discount through accumulated contributions of their earned compensation. The ESPP’s initial share reserve is one million shares of SAB Biotherapeutics common stock. Offering periods will not commence under the ESPP until determined by the Board or Compensation Committee.

Summary of the Employee Stock Purchase Plan

Administration

The ESPP will be administered by the board, or a committee appointed by the board, which may be the board’s compensation committee. The board or committee administering the ESPP (Administrator) has authority to construe and interpret the ESPP and to establish rules and regulations for the administration of the ESPP.

Eligibility

Eligible employees of the Company or a participating subsidiary may participate in the ESPP. One is an eligible employee for an accumulation period if he or she is an employee of the Company or a participating subsidiary both on the date determined by the ESPP administrator that enrollment forms must be received for an accumulation period and on the first day of the accumulation period. Notwithstanding the preceding sentences, an employee is not eligible to participate in the ESPP if on the first day of the accumulation period (1) such employee is a member of a collective bargaining unit whose benefits were the subject of good faith bargaining; (2) such employee is customarily employed 20 or less hours per week or five months or less per year; or (3) such employee is an employee of a participating subsidiary who is a resident of a foreign jurisdiction and (i) participation is prohibited under the laws of such foreign jurisdiction or (ii) compliance with the laws of such foreign jurisdiction would violate Section 423 of the Code. An employee is also not eligible to participate if immediately after any purchase of shares under the ESPP, the employee would own capital stock of the Company and/or hold outstanding options to purchase such stock constituting five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any subsidiary of the Company.

As of December 2, 2021, the Company had approximately 131 employees that would be eligible to participate in the ESPP.

Shares Available for Issuance

As noted above, the maximum aggregate number of shares of Company stock that may be issued under the ESPP is one million shares.

Enrollment Dates, Accumulation Periods and Purchase Dates

The accumulation periods under the ESPP will generally be a specified one-year period, or such other period, not to exceed twenty-seven (27) months, as determined by the Administrator. The initial accumulation period is expected to commence on or about March 2022. The first trading day of each accumulation period is the enrollment date, which is the date as of which eligible employees are granted contractual rights to purchase shares of Company stock under the ESPP. Payroll deductions may be made during the accumulation period by eligible employees electing to participate as described below. The last trading day of each accumulation period will be the Company stock purchase date (unless the Administrator selects a different date) and on such date any contractual rights remaining outstanding will be deemed to be exercised and shares of Company stock will be purchased, as described below.

Participation in the ESPP

An eligible employee may become a participant in the ESPP by submitting an enrollment form, and payroll deductions for such employee will begin as soon as administratively feasible after such form is received in good order, subject to compliance with such policies, rules and procedures as we may establish in connection therewith.

As of each purchase date (which is the last trading day of an accumulation period as stated above), an employee’s payroll deductions made during the accumulation period and not withdrawn by the employee or otherwise paid to the employee are used to buy shares of Company stock. The per share purchase price on the purchase date is 85% of the lower of (1) the fair market value of a share of Company stock on the purchase date, or (2) the fair market value of a share of Company stock on the first trading day of the accumulation period.

An employee will not be permitted to purchase more than 25,000 shares of Company stock on any purchase date, or such lower maximum number as may be determined by the Administrator. An employee’s right to purchase shares under the ESPP in any calendar year cannot exceed $25,000, as measured by the fair market value of such shares (determined for each accumulation period as of the first trading day of the accumulation period).

An employee can invest any amount from 1% to 15% of his or her base earnings in Company stock through payroll deductions under the ESPP. Payroll deductions are credited to recordkeeping accounts. No earnings are credited to the accounts.

Withdrawal from the ESPP, Cessation of Payroll Deductions, Mandatory Cessation of Participation

An employee may withdraw from the ESPP in full (but not in part) during any accumulation period by delivering a notice of withdrawal to us (in a manner prescribed by the Administrator) at any time prior to the first day of the last calendar month immediately preceding the purchase date for such accumulation period, or at such shorter time in advance of the purchase date as the Administrator may permit. If notice of withdrawal is timely received, all funds then accumulated in the employee’s account will not be used to purchase shares, but will instead be distributed to the employee as soon as administratively practical, and the employee’s payroll deductions will cease as soon as administratively practical.

An employee also may cease payroll deductions as of the last day of any month during an accumulation period by delivering a notice of cessation to us at the time and in the manner prescribed by the Administrator. Unless the employee also withdraws from the ESPP as described in the preceding paragraph, the employee’s accumulated payroll deductions will be applied to purchase shares of Company stock on the purchase date as described above.

Participation in the ESPP immediately terminates when an employee ceases to be an eligible employee for any reason, including voluntary or involuntary termination of employment. Upon the termination of an employee’s participation in the ESPP, all accumulated payroll deductions of the employee will be returned to the employee.

Amendment and Termination

The Board or the Compensation Committee may amend or alter any provision of the ESPP and may terminate the ESPP at any time. Under certain circumstances, an amendment to the ESPP may require the approval of our stockholders. In addition, if the ESPP is amended to change the aggregate number of shares issuable thereunder or the provisions regarding eligible employees, certain tax advantages under the Code as discussed below (see “Certain Federal Income Tax Consequences Relating to the ESPP”) will only continue if we obtain stockholder approval of such amendment. Certain amendments to the ESPP may be made by the Administrator without stockholder approval.

In the event of any Company reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, acquisition of property or shares, separation, asset spin-off, stock rights offering, liquidation or other similar change in the capital structure of the Company, the shares subject to an employee’s election to purchase Company stock during an accumulation period will be adjusted and the aggregate number and kind of shares available under the ESPP and the purchase price of shares will also be adjusted, in each case to the extent deemed appropriate by the Administrator. Generally, if a dissolution or liquidation of the Company occurs during an accumulation period, any rights an employee has to acquire Company stock under the ESPP will be terminated, but an employee will have the right to acquire Company stock before the dissolution or liquidation.

Certain Federal Income Tax Consequences Relating to the ESPP

The following summary of the income tax consequences of the ESPP is based on current provisions of the Code and regulations thereunder. The summary does not address tax rates or state or local income taxes or taxes in jurisdictions other than the United States, nor does it address employment tax.

Enrollment or Purchase of Company Stock under the ESPP. No federal income tax consequences arise at the time of an employee’s enrollment in the ESPP or upon the purchase of Company stock under the ESPP. However, as discussed below, if an employee disposes of Company stock acquired under the ESPP, such employee will have the federal income tax consequences described below in the year such employee disposes of the stock. Amounts withheld by payroll deduction are subject to federal income tax as though those amounts had been paid in cash. Whenever an employee transfers any shares of Company stock in a manner which may constitute a disposition, such employee must promptly advise the Secretary of the Company of the facts concerning that transfer.

Early Dispositions. If an employee disposes of Company stock purchased under the ESPP within two years after the first trading day of an accumulation period or within one year after the shares of Company stock are transferred to such employee or to an account in such employee’s name (the “Tax Holding Period”), such employee will recognize compensation income in the year of disposition in an amount equal to the excess of (A) the lesser of the fair market value of the Company stock on the purchase date or the proceeds from the sale or exchange of the shares over (B) the price such employee paid for the Company stock. The Company must report such compensation as taxable ordinary income to the Internal Revenue Service on such employee’s annual Form W-2. The amount, if any, that is taxable as ordinary income is added to the purchase price and becomes part of the cost basis for that Company stock for federal income tax purposes. If the disposition of the Company stock involves a sale or exchange, such employee generally may also realize a short-term capital gain or loss equal to the difference between such employee’s cost basis (calculated pursuant to the preceding sentence) and the proceeds from the sale or exchange of the shares.

Later Dispositions. If an employee disposes of Company stock purchased under the ESPP on a date after the Tax Holding Period, or if such employee dies at any time while owning Company stock, such employee (such employee’s estate) will have included in such employee’s compensation as taxable ordinary income in the year of disposition or death, an amount equal to the lesser of

(1)	the excess of the fair market value of the Company stock on the first trading day of the accumulation period over the purchase price paid by such employee (the employee’s estate) for the shares, or

(2)	the excess of the fair market value of the Company stock on the date of disposition or death over the purchase price paid by such employee (the estate) for the shares.

The amount which is taxable as ordinary income is added to the cost basis of that Company stock for federal income tax purposes. The cost basis is therefore the sum of the purchase price of the Company stock and the ordinary income recognized from the formula above. If the disposition of the Company stock involves a sale or exchange, such employee will also realize a long-term capital gain or loss equal to the difference between such employee’s cost basis (calculated pursuant to the preceding sentence) and the proceeds from the sale or exchange of the shares.

The Company is not entitled to a deduction for amounts taxed as ordinary income or capital gain to an employee except to the extent of ordinary income recognized upon a sale or disposition during the Tax Holding Period (an early disposition).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 to which we or Legacy SAB have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive Compensation.”

Amended and Restated Registration Rights Agreement

In connection with the completion of the Business Combination, we entered into an amended and restated registration rights agreement with Big Cypress Holdings LLC, a Delaware limited liability company (Sponsor), certain of our stockholders, certain stockholders of Legacy SAB and Ladenburg Thalmann & Co. Inc. (Ladenburg), pursuant to which, among other things, Sponsor, certain of our stockholders and certain stockholders of Legacy SAB (i) agreed not to effect any sale or distribution of SAB common stock held by any of them during the specified lock-up period of 180 days after the closing of the Business Combination and (ii) were granted certain registration rights with respect to their shares of our common stock. We also agreed that Edward Hamilton will be entitled to have a board observer attend meetings of our board of directors (and any committee thereof) for so long as certain of his affiliates continue to own at least 75% of the shares held by such affiliates on the closing date of the Business Combination. The amended and restated registration rights will terminate on the earlier of (i) the date that all registrable securities covered by the amended and restated registration rights have sold pursuant to a registration statement effected pursuant to the terms of the amended and restated registration rights or (ii) the date that all registrable securities covered by the amended and restated registration are permitted to be sold under Rule 144 promulgated by the SEC under the Securities Act of 1933, as amended.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to us or, at our request, service to other entities, as officers or directors to the maximum extent permitted by applicable law.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, we entered into a sponsor support agreement with Sponsor, Ladenburg and certain of our stockholders, pursuant to which Sponsor, Ladenburg and certain of our stockholders agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination) and against any competing transaction, (ii) waive any anti-dilution or similar protection that could be triggered in connection with the Business Combination, (iii) be bound by certain transfer restrictions with respect to our shares of common stock prior to the closing of the Business Combination and (iv) agree to certain forfeiture provisions with respect to up to 598,580 of the shares owned by them (Restricted Shares) during a period of up to five years from the closing of the Business Combination (Vesting Period) as follows:

•

149,645 of the Restricted Shares will become fully vested and unrestricted if, within the Vesting Period, the volume weighted share price of the Company’s common stock equals or exceeds $15.00 during at least 20 trading days within a 30-day trading period;

•

149,645 of the Restricted Shares will become fully vested and unrestricted if, within the Vesting Period, the volume weighted share price of the Company’s common stock equals or exceeds $20.00 during at least 20 trading days within a 30-day trading period;

•

149,645 of the Restricted Shares will become fully vested and unrestricted if, within the Vesting Period, the volume weighted share price of the Company’s common stock equals or exceeds $25.00 during at least 20 trading days within a 30-day trading period; and

•

149,645 of the Restricted Shares will become fully vested and unrestricted if, within the Vesting Period, the volume weighted share price of the Company’s common stock equals or exceeds $30.00 during at least 20 trading days within a 30-day trading period;

Each tranche of Restricted Shares will also become fully vested and unrestricted in the event of a change in control of the Company during the Vesting Period that results in the holders of the Company’s common stock receiving a per-share aggregate consideration equal to or in excess of the applicable tranche of Restricted Shares.

The sponsor support agreement terminated upon the closing of the Business Combination, other than with respect to the Restricted Shares, which will continue to become vested and unrestricted as described above.

Pre-Business Combination Related Party Transactions – BCYP

Founder Shares

On November 12, 2020, we issued 2,156,250 shares of common stock to Sponsor for $25,000 in cash, or approximately $0.012 per share, in connection with our formation. On December 7, 2020, Sponsor forfeited 161,719 founder shares to us and Ladenburg and certain of its employees, purchased from an aggregate of 161,719 shares from us at an average purchase price of approximately $0.012 per share, for an aggregate purchase price of $1,875.

On January 3, 2021, we effected a stock dividend of 1/3 of a share of common stock for every share of common stock outstanding, resulting in an aggregate of 2,875,000 founder shares outstanding (including up to 375,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part). As a result of the underwriters’ election to fully exercise their over-allotment option on January 14, 2021, the 375,000 shares were no longer subject to forfeiture.

As discussed further below, on January 4, 2021, Sponsor forfeited 28,750 founder shares to us and Ladenburg and certain of its employees purchased an aggregate of 28,750 shares from us at an average purchase price of approximately $0.008 per share, for an aggregate purchase price of $230.

Private Placement

Simultaneously with the closing of our initial public offering of units (consisting of one share of common stock and one-half of a warrant to purchase shares of common stock) on January 14, 2021, Sponsor purchased an aggregate of 417,200 private placement units, at a price of $10.00 per private placement unit, for an aggregate purchase price of $4,172,000, in a private placement. Each private placement unit was identical to the units sold in our initial public offering, except that the warrants are exercisable on a cashless so long as they are held by the initial purchasers or their permitted transferees.

Promissory Note

On November 19, 2020, Sponsor agreed to loan us an aggregate of up to $250,000 to cover expenses related to the initial public offering pursuant to a promissory note (Note). This loan was non-interest bearing and payable on the earlier of December 31, 2020 or the completion of the initial public offering. Sponsor paid an aggregate of approximately $150,000 to cover for expenses on our behalf under the Note. On January 14, 2021, we repaid the Note in full.

Administrative Services

BCYP agreed to pay an affiliate of Sponsor a monthly fee of an aggregate of $10,000 for office space, utilities and secretarial and administrative support. Upon completion of the Business Combination, the Company ceased paying these monthly fees. For the three and nine months ended September 30, 2021, BCYP has recorded $30,000 and $90,000 in service fee expense, respectively, within operating costs in the accompanying condensed financial statements of operations. The agreement terminated, and we ceased paying the administrative support fees, upon completion of the Business Combination.

Policies and Procedures for Transactions with Related Parties

The Company has adopted a written Related Party Transaction Policy that set forth its procedures for the identification, review, consideration and approval or ratification of related person transactions. A related person includes directors, executive officers, beneficial owners of 5% or more of any class of the Company’s voting securities, immediate family members of any of the foregoing persons, and any entities in which any of the foregoing is an executive officer or is an owner of 5% or more ownership interest.

Under the Related Party Transaction Policy, if a transaction involving an amount in excess of $120,000 has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, information regarding the related person transaction must be reviewed and approved by the Company’s audit committee

In considering related person transactions, the Company’s audit committee will take into account the relevant available facts and circumstances including, but not limited to:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of business of the Company;

•	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to the Company of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Related Party Transaction Policy requires that, in determining whether to approve, ratify or reject a related person transaction, the audit committee must review all relevant information available to it about such transaction, and that it may approve or ratify the related person transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of the Company.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 15, 2021, by:

•	each person known to be the beneficial owner of more than 5% of our outstanding common stock;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of the Closing Date are considered outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the Company believes that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise noted, the business address of each of the directors and executive officers of the Company is 2100 East 54th Street North, Sioux Falls, SD 57104.

The percentage of beneficial ownership of the Company is calculated based on 43,474,779 shares of common stock outstanding and do not take into account: (i) the issuance of shares upon exercise of warrants to purchase 5,958,600 shares of common stock currently outstanding and (ii) the exercise of options to purchase 5,292,520 shares of common stock currently outstanding.

Beneficial Owner	Number of Shares Beneficially Owned		Percentage of common stock Beneficially Owned
Five Percent Stockholders
Big Cypress Holdings LLC	3,047,825	(1)	7.01%

Executive Officers and Directors
Samuel J. Reich	3,048,825	(2)	7.01%
Christine Hamilton, MBA	10,685,978	(3)	24.58%
Eddie J. Sullivan, PhD	5,705,113	(4)	13.12%
Mervyn Turner, PhD	23,264	(5)	*	%
Jeffrey G. Spragens	13,000	(6)	*	%
William Polvino, MD	58,160	(7)	*	%
David Link, MBA	78,322	(8)	*	%
Charles H. Randall, Jr., MBA	360,595	(9)	*	%
Thomas Luke, MD	157,635	(10)	*	%
Russell P. Beyer, MBA, CMA	2,490	(11)	*	%
All current executive officers and directors as a group (10 persons)	20,133,382		46.31%

*	Less than 1%
(1)

Consists of 3,047,825 shares of common stock held directly by the Sponsor, which includes 598,580 shares of common stock that are subject to vesting during a period of up to five years after October 22, 2021, which is the closing date of the Company’s business combination. The vesting of such shares is contingent on achievement of certain stock price milestones. Excludes 208,600 warrants to purchase common stock because the warrants are not exercisable within 60 days from the date hereof. Each of Messrs. Samuel J. Reich and Ilan Katz is a manager of the Sponsor. Consequently, each may be deemed the beneficial owner of the shares held by the Sponsor and have voting and dispositive control over such securities. Each disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly. This does not include 1,500 shares of common stock held directly by Mr. Katz. The address of Big Cypress Holdings LLC is 300 W. 41st Street, Suite 202 Miami Beach, FL 33140.
(2)

Consists of (i) 1,000 shares of common stock held directly by Mr. Reich and (ii) 3,047,825 shares of common stock beneficially owned by the Sponsor. Mr. Reich is a manager of the Sponsor. Consequently, he may be deemed the beneficial owner of the shares held by the Sponsor and have voting and dispositive control over such securities. Mr. Reich disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly(see footnote 1).

(3)

Consists of (i) 5,074,351 shares of common stock held directly by Mrs. Hamilton, (ii) 25,000 shares of common stock held by Christensen Investments, LLC, (iii) 5,003,084 shares of common stock held by Mrs. Hamilton’s spouse, (iv) 120,197 shares issuable to Mrs. Hamilton pursuant to options exercisable within 60 days of December 15, 2021, and (v) 465,284 shares issuable to Mrs. Hamilton’s spouse pursuant to options exercisable within 60 days of December 15, 2021. Excludes (i) 2,039,938 shares issued into escrow for her benefit, the release from which is subject to achievement of certain stock price milestones (while such shares are held in escrow, Mrs. Hamilton has neither voting power nor dispositive power over the escrowed shares), (ii) 2,009,697 shares issued into escrow for her spouse’s benefit, the release from which is subject to achievement of certain stock price milestones, (iii) 47,777 restricted stock units that become vested upon achievement of certain stock price milestones, and (iv) 187,975 restricted stock units held by her spouse that become vested upon achievement of certain stock price milestones. Mrs. Hamilton disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interests she may have therein.

(4)

Consists of (i) 5,216,564 shares of common stock held directly by Mr. Sullivan and (ii) 488,549 shares issuable to Mr. Sullivan pursuant to options exercisable within 60 days of December 15, 2021. Excludes (i) 2,106,361 shares issued into escrow for his benefit, the release from which is subject to achievement of certain stock price milestones (while such shares are held in escrow, Mr. Sullivan has neither voting power nor dispositive power over the escrowed shares), and (ii) 197,374 restricted stock units that become vested upon achievement of certain stock price milestones.

(5)

Consists of 23,264 shares of common stock issuable to Mr. Turner pursuant to options exercisable within 60 days of December 15, 2021. Excludes 9,399 restricted stock units that become vested upon achievement of certain stock price milestones.

(6)	Consists of 13,000 shares of common stock held directly by Mr. Spragens.
(7)

Consists of 58,160 shares of common stock issuable to Mr. Polvino pursuant to options exercisable within 60 days of December 15, 2021. Excludes 11,748 restricted stock units that become vested upon achievement of certain stock price milestones.

(8)

Consists of (i) 15,820 shares of common stock held directly by Mr. Link, (ii) 12,097 shares of common stock held by Iron Horse Investments, LLC, and (iii) 50,405 shares issuable to Mr. Link pursuant to options exercisable within 60 days of December 15, 2021. Excludes (i) 6,391 shares issued into escrow for his benefit, the release from which is subject to achievement of certain stock price milestones (while such shares are held in escrow, Mr. Link has neither voting power nor dispositive power over the escrowed shares), (ii) 4,887 issued into escrow for the benefit of Iron Horse Investments, LLC, the release from which is subject to achievement of certain stock price milestones and (iii) 17,231 restricted stock units that become vested upon achievement of certain stock price milestones. Mr. Link disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interests he may have therein.

(9)

Consists of 360,595 shares of common stock issuable to Mr. Randall pursuant to options exercisable within 60 days of December 15, 2021. Excludes 145,681 restricted stock units that become vested upon achievement of certain stock price milestones.

(10)

Consists of (i) 6,418 shares of common stock held directly by Mr. Luke and (ii) 151,217 shares issuable to Mr. Luke pursuant to options exercisable within 60 days of December 15, 2021. Excludes (i) 2,193 shares issued into escrow for his benefit, the release from which is subject to achievement of certain stock price milestones (while such shares are held in escrow, Mr. Luke has neither voting power nor dispositive power over the escrowed shares), and (ii) 61,092 restricted stock units that become vested upon achievement of certain stock price milestones.
(11)	Consists of (i) 2,475 shares of common stock held directly by Mr. Beyer and (ii) 15 shares of common stock held by Mr. Beyer’s daughter.

SELLING SECURITYHOLDERS

This prospectus relates to the resale by the selling securityholders from time to time of up to 20,392,901 shares of Common Stock, including: 5,958,600 shares of Common Stock that may be issued upon exercise of the Warrants (consisting of 5,750,000 shares that may be issued upon exercise of the Public Warrants and 208,600 shares that may be issued upon exercise of the Private Warrants), 3,047,825 shares of Common Stock held by the Sponsor, 244,373 shares held by Ladenburg and certain of its employees, 247,525 shares held by Chardan and certain of its employees and designees and 10,685,978 shares held by certain parties to the Amended and Restated Registration Rights Agreement. As used in this prospectus, the term “selling securityholders” includes the persons listed in the table below, together with any additional selling securityholders listed in a subsequent amendment to this prospectus, and their pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the selling securityholders’ interests in the Common Stock or Private Placement Warrants other than through a public sale.

Except as set forth in the footnotes below, the following table sets forth, based on written representations from the selling securityholders, certain information as of November 1, 2021 regarding the beneficial ownership of our Common Stock and Warrants by the selling securityholders and the shares of Common Stock and Warrants being offered by the selling securityholders. The applicable percentage ownership of Common Stock is based on 43,474,779 shares of Common Stock outstanding as of November 1, 2021. The selling securityholders may offer and sell some, all or none of their shares of Common Stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling securityholders have sole voting and investment power with respect to all shares of Common Stock and Warrants that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the selling securityholders, no selling securityholder is a broker-dealer or an affiliate of a broker dealer.

Up to 5,750,000 shares Common Stock issuable upon exercise of the Public Warrants are not included in the table below.

Please see the section titled “Plan of Distribution” for further information regarding the selling securityholder’s method of distributing these shares.

	Shares of Common Stock				Warrants to Purchase Common Stock
Name of Selling Securityholder	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
Big Cypress Holdings LLC(1)	3,047,825	3,047,825	—	—	208,600	208,600	—	—
Christine Hamilton(2)	10,685,978	10,685,978	—	—	—	—	—	—
Chardan Capital Markets LLC(3)	223,525	223,525	—	—	—	—	—	—

	Shares of Common Stock				Warrants to Purchase Common Stock
Name of Selling Securityholder	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
Daniel Roth(4)	24,000	24,000	—	—	—	—	—	—
Ladenburg Thalmann & Co. Inc.(5)	122,188	122,188	—	—	—	—	—	—
Jeff Caliva(6)	24,209	24,209	—	—	—	—	—	—
Steven Kaplan(7)	48,988	48,988	—	—	—	—	—	—
Peter Blum(8)	48,988	48,988	—	—	—	—	—	—
TOTAL	14,225,701	14,225,701	—	—	208,600	208,600	—	—

(1)

Consists of 3,047,825 shares of Common Stock held directly by Big Cypress Holdings LLC, which includes 598,580 shares of Common Stock that are subject to vesting during a period of up to five years after October 22, 2021, which is the closing date of the Company’s business combination. The vesting of such shares is contingent on achievement of certain stock price milestones. The address of Big Cypress Holdings LLC is 300 W. 41st Street, Suite 202 Miami Beach, FL 33140.

(2)

Consists of (i) 5,074,351 shares of Common Stock held directly by Mrs. Hamilton, (ii) 25,000 shares of Common Stock held by Christensen Investments, LLC, (iii) 5,003,084 shares of Common Stock held by Mrs. Hamilton’s spouse, (iv) 118,259 shares issuable to Mrs. Hamilton pursuant to options exercisable within 60 days of October 28, 2021, and (v) 465,284 shares issuable to Mrs. Hamilton’s spouse pursuant to options exercisable within 60 days of October 28, 2021. Excludes (i) 2,039,938 shares issued into escrow for her benefit, the release from which is subject to achievement of certain stock price milestones (while such shares are held in escrow, Mrs. Hamilton has neither voting power nor dispositive power over the escrowed shares), (ii) 2,009,697 shares issued into escrow for her spouse’s benefit, the release from which is subject to achievement of certain stock price milestones, (iii) 47,777 restricted stock units that become vested upon achievement of certain stock price milestones, and (iv) 187,975 restricted stock units held by her spouse that become vested upon achievement of certain stock price milestones. Mrs. Hamilton disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interests she may have therein. Mrs. Hamilton’s address is c/o SAB Biotherapeutics, Inc., 2100 East 54th Street North, Sioux Falls, SD 57104.

(3)	The selling shareholder’s address is 17 State Street, Suite 2130, New York, NY 10004.
(4)	The selling shareholder’s address is 17 State Street, Suite 2130, New York, NY 10004.
(5)	The selling shareholder’s address is Ladenburg Thalmann & Co., Inc. 277 Park Ave 26th Fl, New York, NY 10172.
(6)	The selling shareholder’s address is c/o Ladenburg Thalmann & Co., Inc. 277 Park Ave 26th Fl, New York, NY 10172.
(7)	The selling shareholder’s address is c/o Ladenburg Thalmann & Co., Inc. 277 Park Ave 26th Fl, New York, NY 10172.
(8)	The selling shareholder’s address is c/o Ladenburg Thalmann & Co., Inc. 277 Park Ave 26th Fl, New York, NY 10172.

DESCRIPTION OF OUR SECURITIES

The following is a summary of the rights of our securities. This summary is qualified by reference to the complete text of our amended and restated certificate of incorporation and amended and restated bylaws filed as exhibits to the registration statement of which this prospectus forms a part.

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Amended and Restated Certificate of Incorporation. We urge you to read our Amended and Restated Certificate of Incorporation in its entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

Our authorized capital stock consists of 490,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of                 , there were                  shares of our common stock issued and outstanding, and no shares of preferred stock issued and outstanding. As of                 , the Company has not designated any series of preferred stock.

Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of common stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to common stock.

Election of Directors

Our board of directors is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except with respect to the election of directors at the special meeting held in connection with the Business Combination, Class I directors are elected to an initial one-year term (and three-year terms subsequently), the Class II directors are elected to an initial two-year term (and three-year terms subsequently) and the Class III directors are elected to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock

Our Amended and Restated Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The Board is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

We have no preferred stock outstanding at the date hereof.

Stock Awards

Upon the closing of the Business Combination, we assumed and converted Legacy SAB stock awards that were outstanding under Legacy SAB’s equity incentive plans into stock awards to purchase an aggregate of 4,681,861 shares of common stock. As of the closing of the Business Combination, 11,000,000 shares of common stock were reserved for future issuance under our Plan, which amount may be subject to increase from time to time, and stock option awards covering                  shares of Common Stock have been issued under our Plan as                 , 2022. For additional information regarding the terms of these plans, see “Executive Compensation – Equity Benefit Plans.”

Warrants

As of                 , 2022, there were 5,958,600 warrants to purchase common stock outstanding, consisting of 5,750,000 public warrants and 208,600 private placement warrants. Each warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share at any time commencing on January 14, 2022. The warrants will expire on October 22, 2026 at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Certain Anti-Takeover Provisions of Delaware Law

Special Meetings of Stockholders

Our Amended and Restated Bylaws provide that special meetings of our stockholders may be called only by a majority vote of the board of directors, by the Chairperson of the board of directors, or by the chief executive officer.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Amended and Restated Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely under our current bylaws and the Amended and Restated Bylaws, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Amended and Restated Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

The Amended and Restated Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (subject to certain limited exceptions) shall be the sole and exclusive forum for any of the following claims (i) any derivative claim or cause of action brought on our behalf, (ii) any claim or cause of action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or to the Company’s stockholders, (iii) any claim or cause of action against us, our directors, officers or employees arising pursuant to any provision of the DGCL, the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws, (v) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity holding, owning or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and to have consented to such provisions.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which they apply, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Additionally, we cannot be certain that a court will decide that these provisions are either applicable or enforceable, and if a court were to find the choice of forum provisions contained in our Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Amended and Restated Certificate of Incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Section 203 of the Delaware General Corporation Law

We are subject to provisions of Section 203 of the DGCL regulating corporate takeovers under our Amended and Restated Certificate of Incorporation. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, our initial business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation on Liability and Indemnification of Directors and Officers

The Amended and Restated Certificate of Incorporation eliminates directors’ liability for monetary damages to the fullest extent permitted by applicable law. Our Amended and Restated Certificate of Incorporation requires the Company to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents and prohibit any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification. We believe these provisions in our Amended and Restated Certificate of Incorporation are necessary to attract and retain qualified persons as directors and officers. However, these provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent

The transfer agent for our securities is Continental Stock Transfer & Trust Company. The transfer agent’s address is One State Street Plaza, 30th Floor New York, New York 10004.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our Common Stock and the purchase, exercise, disposition and lapse of our Warrants. The Common Stock and the Warrants are collectively referred to herein as our securities. All prospective holders of our securities should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our securities.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating to the purchase, ownership and disposition of our securities. This summary is based upon current provisions of the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to holders described in this discussion. There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a holder of the purchase, ownership or disposition of our securities.

We assume in this discussion that a holder holds our securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s individual circumstances, nor does it address the special tax accounting rules under Section 451(b) of the Code, any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes or any non-income U.S. federal tax laws. This discussion also does not address consequences relevant to holders subject to special tax rules, such as holders that own, or are deemed to own, 5% or more of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, governmental organizations, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, regulated investment companies or real estate investment trusts, persons that have a “functional currency” other than the U.S. dollar, tax-qualified retirement plans, holders who hold or receive our securities pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our securities as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our securities under the constructive sale provisions of the Code, passive foreign investment companies, controlled foreign corporations, and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our securities through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our securities.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of our securities that is neither a U.S. Holder nor a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Taxation of Distributions

If we pay distributions or make constructive distributions (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of shares of our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our Common Stock and will be treated as described below under “— Tax Considerations Applicable to U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock”.

Dividends we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at long-term capital gains rates. If the applicable holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock

A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Common Stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its Common Stock will generally equal the U.S. Holder’s acquisition cost for such Common Stock (or, in the case of Common Stock received upon exercise of a Warrant, the U.S. Holder’s initial basis for such Common Stock, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the Common Stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize taxable gain or loss upon the exercise of a Warrant for cash. The U.S. Holder’s initial tax basis in the share of our Common Stock received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s acquisition cost of the Warrant and the exercise price of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Common Stock received upon exercise of the Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the Warrants.

In certain circumstances, the Warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a Warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a Warrant on a cashless basis, including with respect to their holding period and tax basis in the Common Stock received upon exercise of the Warrant.

Sale, Exchange, Redemption or Expiration of a Warrant

Upon a sale, exchange (other than by exercise), redemption, or expiration of a Warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s adjusted tax basis in the Warrant. A U.S. Holder’s adjusted tax basis in its Warrants will generally equal the U.S. Holder’s acquisition cost, increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “Tax Considerations Applicable to U.S. Holders — Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the Warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration.

If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant upon the occurrence of certain events, as discussed in the section of this prospectus captioned “Description of our Securities —Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or a decrease to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “Tax Considerations Applicable to U.S. Holders — Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest. For certain informational reporting purposes, we are required to determine the date and amount of any such constructive distributions and publicly report such information or report such information to the IRS and holders of Warrants not exempt from information reporting. Proposed Treasury Regulations, which taxpayers may generally rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of our shares of Common Stock and Warrants, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number (or furnishes an incorrect taxpayer identification number) or a certification of exempt status, or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Taxpayers should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

Taxation of Distributions

In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares on our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend (as described below under “Non-U.S. Holders — Possible Constructive Distributions”), it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from Warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described below under “Tax Considerations Applicable to Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants”. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Tax Considerations Applicable to Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Exercise of a Warrant

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a Warrant will generally correspond to the U.S. federal income tax treatment of the exercise of a Warrant by a U.S. Holder, as described under “— Tax Considerations Applicable to U.S. Holders — Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below under “Tax Considerations Applicable to Non-U.S. Holders — Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants.”

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock or Warrants or an expiration or redemption of our Warrants, unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Common Stock or Warrants and, in the case where shares of our Common Stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such non-U.S. Holder’s holding period for the shares of our Common Stock. These rules may be modified as applied to the Warrants. There can be no assurance that our Common Stock will be treated as regularly traded or not regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. Holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. Holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our Common Stock or Warrants, as applicable, will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Common Stock or Warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant upon the occurrence of certain events, as discussed in the section of this prospectus captioned “Description of our Securities — Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a non-U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or a decrease to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock which is taxable to such holders as a distribution. A non-U.S. Holder would be subject to U.S. federal income tax withholding as described above under “Tax Considerations Applicable to Non-U.S. Holders — Taxation of Distributions” in the same manner as if such non-U.S. Holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest. For certain informational reporting purposes, we are required to determine the date and amount of any such constructive distributions and publicly report such information or report such information to the IRS and holders of Warrants not exempt from information reporting. Proposed Treasury Regulations, which taxpayers may generally rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Foreign Account Tax Compliance Act

Provisions of the Code and Treasury Regulations and administrative guidance promulgated thereunder commonly referred as the “Foreign Account Tax Compliance Act” (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including constructive dividends) in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

Information Reporting and Backup Withholding.

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our Common Stock or Warrants. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

We are registering the issuance by us of (i) up to 5,750,000 shares of Common Stock that are issuable upon the exercise of the Public Warrants; and (ii) up to 208,600 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants.

We are also registering the resale by the selling securityholders or their permitted transferees from time to time of up to 14,434,301 shares of Common Stock consisting of up to:

(a)	3,047,825 shares of Common Stock issued in a private placement to the Sponsor prior to the BCYP IPO,

(b)	10,685,978 shares of Common Stock held by our co-founder and member of the Board pursuant to that certain Amended and Restated Registration Rights Agreement,

(c)	491,898 shares of Common Stock issued in private placements to certain advisors to the Company or their employees or designees, and

(c)	208,600 shares of Common Stock issuable upon exercise of the Private Placement Warrants.

We are required to pay all fees and expenses incident to the registration of the securities to be offered and sold pursuant to this prospectus. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of securities.

We will not receive any of the proceeds from the sale of the securities by the selling securityholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the selling securityholders will be the purchase price of the securities less any discounts and commissions borne by such selling securityholders.

The shares of Common Stock beneficially owned by the selling securityholders covered by this prospectus may be offered and sold from time to time by the selling securityholders. The term “selling securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling securityholders may sell their securities by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of Nasdaq;

•

through trading plans entered into by a selling securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	short sales;

•	distribution to employees, members, limited partners or stockholders of the selling securityholders;

•	through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise;

•	by pledge to secured debts and other obligations;

•	delayed delivery arrangements;

•	to or through underwriters or broker-dealers;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;

•	in options transactions; or

•	any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

In addition, a selling securityholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is our affiliate (or to the extent otherwise required by law), we may, at our option, file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the securities short and redeliver the securities to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

A holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the Warrant Agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the Warrants or shares of Common Stock offered by this prospectus.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the securities covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or such securities have been withdrawn or, in the case of shares issued pursuant to the Subscription Agreements, until two years from the effective date of this registration statement.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Dentons US LLP.

EXPERTS

The consolidated financial statements of SAB, as of and for the years ended December 31, 2019 and 2020, included in this prospectus, have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as set forth in their reports, appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing, in giving said reports.

The financial statements of BCYP as of December 31, 2020 and for the period from November 12, 2020 (inception) to December 31, 2020, included in this prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

As previously reported, on October 28, 2021, the Board informed Marcum LLP (“Marcum”), BCYP’s independent registered public accounting firm prior to the Business Combination, that Marcum would be dismissed effective following the completion of the Company’s review for the quarter ended September 30, 2021, which consists only of the pre-Business Combination accounts of BCYP. Marcum was dismissed on November 22, 2021, effective immediately following the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

The financial statements of BCYP as of December 31, 2020 and for the period from November 12, 2020 (inception) to December 31, 2020, included in this prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

During the period from November 12, 2020 (inception) through December 31, 2020, and the subsequent period through November 22, 2021, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement in connection with its report covering such period. In addition, no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Marcum’s engagement and the subsequent period through November 22, 2021.

The Company provided Marcum with a copy of the foregoing disclosures prior to the filing of this Current Report and requested that Marcum furnish a letter addressed to the SEC stating, which is attached hereto as Exhibit 16.1, stating whether it agrees with such disclosures, and, if not, stating the respects in which is does not agree.

On October 28, 2021, the audit committee appointed Mayer Hoffman McCann P.C. (“MHM”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2021, effective following Marcum’s completion of its review of the Company’s financial statements for the third quarter of 2021. MHM audited the consolidated balance sheets of SAB as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders’ equity (deficit), and cash flows for the years ended December 31, 2020 and December 31, 2019 prior to the merger.

During the years ended December 31, 2020 and 2019 and the subsequent interim periods, neither the Company nor anyone on its behalf consulted with MHM regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company that MHM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K or any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the securities being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to the Company and the securities offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website at www.sec.gov. We also maintain a website at www.sabbiotherapeutics.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

SAB BIOTHERAPEUTICS FINANCIAL STATEMENTS

BIG CYPRESS ACQUISITION CORP.

Page
Unaudited Financial Statements:
Consolidated Balance Sheets as of September 30, 2021 (Unaudited) and December 31, 2020	F-2
Consolidated Statements of Operations for the three and nine months ended September 30, 2021 (Unaudited)	F-3
Consolidated Statements of Changes in Stockholders’ Equity for the three and nine months ended September 30, 2021 (Unaudited)	F-4
Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 (Unaudited)	F-5
Notes to Unaudited Consolidated Financial Statements	F-6

Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-20
Balance Sheet as of December 31, 2020	F-21
Statement of Operations for the period from November 12, 2020 (inception) through December 31, 2020	F-22
Statement of Changes in Stockholders’ Equity for the period from November 12, 2020 (inception) through December 31, 2020	F-23
Statement of Cash Flows for the period from November 12, 2020 (inception) through December 31, 2020	F-24
Notes to Financial Statements	F-25
SAB BIOTHERAPEUTICS, INC.
Page
Unaudited Financial Statements:
Consolidated Balance Sheets as of September 30, 2021 (Unaudited) and December 31, 2020	F-35
Consolidated Statement of Operations for the nine months ended September 30, 2021 and 2020 (Unaudited)	F-36
Consolidated Statement of Changes in Redeemable Preferred Stock and Stockholders’ Equity for the nine months ended September 30, 2021 and 2020 (Unaudited)	F-37
Consolidated Statement of Cash Flows for nine months ended September 30, 2021 and 2020 (Unaudited)	F-38
Notes to Unaudited Consolidated Financial Statements	F-39

Audited Financial Statements:
Independent Auditor’s report	F-49
Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-51
Consolidated Statements of Operations for the years ended December 31, 2020 and 2019	F-52
Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity (Deficit) for the years ended December 31, 2020 and 2019	F-53
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-54
Notes to Consolidated Financial Statements	F-55 – F-74
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	F-75 – F-84

SAB BIOTHERAPEUTICS, INC.

(f/k/a Big Cypress Acquisition Corp.)

CONDENSED BALANCE SHEETS

	September 30, 2021	December 31, 2020
	(unaudited)	(audited)
Assets:
Cash	$667,873	$84,836
Prepaid Expenses	102,742	2,258

Total current assets	770,615	87,094

Deferred offering costs	—	235,111
Marketable securities held in Trust Account	116,158,244	—

Total Assets	$116,928,859	$322,205

Liabilities and Stockholders’ (Deficit) Equity
Accrued offering costs and expenses	$322,376	$156,201
Promissory note – related party	—	150,000

Total current liabilities	322,376	306,201
Deferred underwriting fee	4,220,500	—
Warrant liability	5,529,312	—

Total liabilities	10,072,188	306,201

Commitments and Contingencies
common stock subject to possible redemption, 11,500,000 and no shares at redemption value of $10.10 at September 30, 2021 and December 31, 2020, respectively	116,150,000	—

Stockholders’ (Deficit) Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,292,200 and 2,875,000 shares issued and outstanding (excluding 11,500,000 and no shares subject to possible redemption) at September 30, 2021 and December 31, 2020, respectively	330	288
Additional paid-in capital	—	24,712
Accumulated deficit	(9,293,659)	(8,996)

Total stockholders’ (deficit) equity	(9,293,329)	16,004

Total Liabilities and Stockholders’ (Deficit) Equity	$116,928,859	$322,205

The accompanying notes are an integral part of these unaudited condensed financial statements.

SAB BIOTHERAPEUTICS, INC.

(f/k/a Big Cypress Acquisition Corp.)

CONDENSED STATEMENT OF OPERATIONS

THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(UNAUDITED)

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Operating costs	$335,552	$704,011

Loss from Operations	(335,552)	(704,011)

Other income (expense):
Interest earned on marketable securities held in Trust Account	2,929	8,244
Offering costs allocated to warrants	—	(359,874)
Change in fair value of warrant liability	1,794	1,495,871

Total other income (expense)	4,723	1,144,241

Net (loss) income	$(330,829)	$440,230

Basic and diluted weighted average shares outstanding	14,792,200	14,224,714

Basic and diluted net (loss) income per common share	$(0.02)	$0.03

The accompanying notes are an integral part of these unaudited condensed financial statements.

SAB BIOTHERAPEUTICS, INC.

(f/k/a Big Cypress Acquisition Corp.)

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(UNAUDITED)

	common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance as of January 1, 2021	2,875,000	$288	$24,712	$(8,996)	$16,004
Sale of 11,500,000 Units, net of underwriting discount and offering expenses	11,500,000	1,150	—	—	1,150
Sale of 417,200 Private Placement Units, net of private warrant liability and proceeds used to overfund trust account	417,200	42	2,771,995	—	2,772,037
Proceeds received from sale of shares to representative	—	—	2,105	—	2,105
Net income	—	—	—	2,973,220	2,973,220
Common stock subject to possible redemption	(11,500,000)	(1,150)	—	—	(1,150)
Accretion of common stock subject to possible redemption	—	—	(2,798,812)	(9,724,893)	(12,523,705)

Balance as of March 31, 2021, as restated	3,292,200	$330	—	$(6,760,669)	$(6,760,339)
Net loss	—	—	—	(2,202,161)	(2,202,161)

Balance as of June 30, 2021, as restated	3,292,200	$330	$—	$(8,962,830)	$(8,962,500)
Net loss				(330,829)	(330,829)

Balance as of September 30, 2021	3,292,200	$330	$—	$(9,293,659)	$(9,293,329)

The accompanying notes are an integral part of these unaudited condensed financial statements.

SAB BIOTHERAPEUTICS, INC.

(f/k/a Big Cypress Acquisition Corp.)

CONDENSED STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2021

(UNAUDITED)

Cash flows from operating activities:
Net Income	$440,230
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(8,244)
Offering costs allocated to warrants	359,874
Change in fair value of warrant liability	(1,495,871)
Changes in operating assets and liabilities:
Prepaid assets	(100,484)
Accrued expenses	251,154

Net cash used in operating activities	(553,341)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(116,150,000)

Net cash used in investing activities	(116,150,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts	113,470,500
Proceeds from sale of Private Placement Units	4,172,000
Proceeds from sale of representative shares	2,105
Repayment of promissory note – related party	(150,000)
Payment of deferred offering costs	(208,227)

Net cash provided by financing activities	117,286,378

Net change in cash	583,037
Cash, beginning of period	84,836

Cash, end of the period	$667,873

Supplemental disclosure of non-cash financing activities:
Initial value of common stock subject to possible redemption	$116,150,000

Initial classification of warrant liability	$7,025,183

Deferred underwriters’ discount payable charged to additional paid-in capital	$4,220,500

Accretion of common stock subject to possible redemptions	$12,523,705

The accompanying notes are an integral part of these unaudited condensed financial statements.

SAB BIOTHERAPEUTICS, INC.

(f/k/a Big Cypress Acquisition Corp.)

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

(Unaudited)

Note 1 – Organization and Business Operations

As of September 30, 2021, Big Cypress Acquisition Corp. (the “Company”), our predecessor, was a blank check company incorporated in Delaware on November 12, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

Prior to the Business Combination (described in Note 10), the Company had one subsidiary, Big Cypress Merger Sub Inc., a direct, wholly-owned subsidiary of the Company incorporated in Delaware on June 17, 2021 (“Merger Sub”).

As of September 30, 2021, the Company had not commenced any operations. All activity through September 30, 2021 relates to the Company’s formation and the Initial Public Offering (“IPO”) which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s IPO was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 (the “Effective Date”). On January 14, 2021, the Company consummated the IPO of 11,500,000 units (the “Units”) and, with respect to the shares of common stock included in the Units sold (the “Public Shares”), which included the full exercise by the underwriters of the over-allotment option to purchase an additional 1,500,000 Units, at $10.00 per Unit, generating gross proceeds of $115,000,000, which is discussed in Note 4. Each Unit consists of one share of common stock, and one-half redeemable warrant to purchase one share of common stock at a price of $11.50 per whole share.

Simultaneously with the closing of the IPO, the Company consummated the sale of 417,200 units (the “Placement Units”), at a price of $10.00 per unit, in a private placement to Big Cypress Holdings LLC, a Delaware limited liability company which acted as the Company’s sponsor in connection with the IPO (the “Sponsor”), generating gross proceeds of $4,172,000, which is discussed in Note 5.

Transaction costs of the IPO amounted to $6,108,360 consisting of $1,529,500 of underwriting fee, $4,220,500 of deferred underwriting fee, and $358,360 of other offering costs, and of which $359,874 were allocated to expense associated with the warrant liability.

Following the closing of the IPO on January 14, 2021, $116,150,000 ($10.10 per Unit) from the net offering proceeds of the sale of the Units in the IPO and the sale of the Placement Units was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds from this IPO and the sale of the Placement Units will not be released from the trust account until the earliest of (a) the completion of the Company’s initial business combination, (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial business combination within 15 months (up to 21 months)

from the closing of this IPO, subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial business combination either (i) in connection with a stockholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed initial business combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The Company will have 15 months (up to 21 months) from the closing of the IPO on January 14, 2021 to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the trust account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to applicable law and as further described in registration statement, and then seek to dissolve and liquidate.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares and placement shares in connection with the completion of the initial business combination, (ii) waive their redemption rights with respect to their founder shares and placement shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares and placement shares if the Company fails to complete the initial business combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.10 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that it could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 – Restatement of Previously Issued Financial Statements

In connection with the preparation of the Company’s financial statements as of September 30, 2021, management determined it should restate certain of its previously reported financial statements. The Company previously determined the common stock subject to possible redemption to be equal to the redemption value of $10.10 per common stock while also taking into consideration its charter’s requirement that a redemption cannot result in net tangible assets being less than $5,000,001. Upon review of certain of its financial statements for the period ended September 30, 2021, the Company reevaluated the classification of the common stock and determined that the common stock issued during the Initial Public Offering and pursuant to the exercise of the underwriters’ overallotment can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control under ASC 480-10-S99. Therefore, management concluded that the carrying value should include all common stock subject to possible redemption, resulting in the common stock subject to possible redemption being classified as temporary equity in its entirety. As a result, management has noted a reclassification adjustment related to temporary equity and permanent equity. This resulted in a restatement to the initial carrying value of the common stock subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), retained earnings (accumulated deficit) and common stock.

In connection with the change in presentation for the common stock subject to possible redemption, the Company also restated its earnings per share calculation to allocate net income (loss) evenly to common stock subject to redemption and those that are not subject to redemption. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of common stock share pro rata in the income (loss) of the Company.

There has been no change in the Company’s total assets, liabilities or operating results.

The impact of the restatement on the Company’s financial statements is reflected in the following table:

	As Reported	Adjustment	As Restated
Balance Sheet as of January 14, 2021 (as revised in footnote 2 per form 10-Q filed on May 21, 2021)
common stock subject to possible redemption	$101,131,827	$15,018,173	$116,150,000

Common stock, $0.0001 par value	479	(149)	330
Additional Paid in Capital	5,359,507	(5,359,507)	—
Accumulated Deficit	(359,892)	(9,658,517)	(10,018,499)

Total Stockholders’ Equity (Deficit)	$5,000,004	$(15,018,173)	$(10,018,169)

Number of shares subject to redemption	10,013,052	1,486,948	11,500,000

Balance Sheet as of March 31, 2021 (per form 10-Q filed on May 21, 2021)
common stock subject to possible redemption	$104,389,656	$11,760,344	$116,150,000

Common stock, $0.0001 par value	445	(115)	330
Additional Paid in Capital	2,035,336	(2,035,336)	—
Retained Earnings (Accumulated Deficit)	2,964,224	(9,724,892)	(6,760,669)

Total Stockholders’ Equity (Deficit)	$5,000,005	$(11,760,344)	$(6,760,339)

Number of shares subject to redemption	10,335,609	1,164,391	11,500,000

Unaudited Statement of Operations for the three months ended March 31, 2021 (per form 10-Q filed on May 21, 2021)
Basic and diluted weighted average shares outstanding, common stock subject to redemption	3,532,050	9,538,777	13,070,827
Basic and diluted net income per common share	$0.84	$(0,61)	$0.23

	As Reported	Adjustment	As Restated
Balance Sheet as of June 30, 2021 (per form 10-Q filed on August 9, 2021)
common stock subject to possible redemption ($)	$102,187,499	$13,962,501	$116,150,000

Common stock, $0.0001 par value	467	(137)	330
Additional Paid in Capital	4,237,471	(4,237,471)	—
Retained Earnings (Accumulated Deficit)	762,063	(9,724,893)	(8,962,830)

Total Stockholders’ Equity (Deficit)	$5,000,002	$(13,962,501)	$(8,962,500)

Number of shares subject to redemption	10,117,574	1,382,426	11,500,000

Unaudited Statement of Operations For the three and six months ended June 30, 2021 (per form 10-Q filed on August 9, 2021)
Three months ended June 30, 2021
Basic and diluted weighted average shares outstanding, common stock subject to redemption	4,443,103	10,349,097	14,792,000
Basic and diluted net loss per common share	$(0.50)	$0.35	$(0.15)

Six months ended June 30, 2021
Basic and diluted weighted average shares outstanding, common stock subject to redemption	4,162,957	9,773,212	13,936,269
Basic and diluted net loss per common share	$0.18	$(0.12)	$0.06

Note 3 – Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 as filed with the SEC on April 2, 2021, which contains the audited financial statements and notes thereto. The interim results for the three months and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2021 and December 31, 2020.

Marketable Securities Held in Trust Account

At September 30, 2021, substantially all of the assets held in the Trust Account were held in money market funds which invest U.S. Treasury securities.

Warrant Liabilities

The Company evaluated the Public Warrants and Private Placement Warrants (each as defined herein and collectively, “Warrants”, which are discussed in Note 2, Note 4, Note 5 and Note 9) in accordance with ASC 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the Condensed Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Condensed Statement of Operations in the period of change.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the common stock were charged to temporary equity upon the completion of the Initial Public Offering. Transaction costs amounted to $6,108,360, of which $359,874 were allocated to expense associated with the warrant liability.

Common Stock Subject to Possible Redemption

All of the 11,500,000 shares of common stock sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

The common stock is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital and accumulated deficit.

As of September 30, 2021, the common stock reflected on the balance sheet are reconciled in the following table:

Gross proceeds from IPO	$116,150,000
Less:
Proceeds allocated to Public Warrants	(6,775,220)
Common stock issuance costs	(5,748,485)

Plus:
Accretion of carrying value to redemption value	12,523,705

Common stock subject to possible redemption	$116,150,000

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. The deferred tax assets were deemed to be de minimis as of September 30, 2021 and December 31, 2020.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income tax examinations by major taxing authorities since inception. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The provision for income taxes was deemed to be de minimis for the period ended September 30, 2021.

Net Income (Loss) Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. The Company has not considered the effect of any warrants sold in the Initial Public Offering and the private placement to purchase 5,958,600 shares of common stock in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the period presented. Accretion of the carrying value of common stock to redemption value is excluded from net income per ordinary share because the redemption value approximates fair value.

The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share:

	For the three months ended September 30, 2021	For the nine months ended September 30, 2021
Basic and diluted net income (loss) per share:
Numerator:
Allocation of net income (loss)	$(330,829)	$440,230
Denominator:
Weighted-average shares outstanding	14,792,200	14,224,714

Basic and diluted net income (loss) per share	$(0.02)	$0.03

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The Company follows the guidance in ASC 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1 –	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 –	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 –	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note 9 for additional information on assets and liabilities measured at fair value.

Recently Adopted Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 4 – Initial Public Offering

Public Units

On January 14, 2021, the Company initially sold 11,500,000 Units, at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 1,500,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of common stock, and one-half warrant to purchase one share of common stock (the “Public Warrants”).

Public Warrants

Each whole Warrant entitles the holder to purchase one share of the Company’s common stock at a price of $11.50 per share, subject to adjustment as discussed herein. The Warrants will become exercisable on the later of 12 months from the closing of its initial public offering or 30 days after the completion of its initial business combination, and will expire five years after the completion of the Company’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the

Company’s sponsor or its affiliates, without taking into account any founder shares held by the Company’s sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Company will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus is current. No warrant will be exercisable and the Company will not be obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

Once the warrants become exercisable, the Company may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company send the notice of redemption to the warrant holders.

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Note 5 – Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 417,200 Placement Units, at a price of $10.00 per Placement Unit, for an aggregate purchase price of $4,172,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust.

Each Placement Unit was identical to the Units sold in the IPO, except for the placement warrants (“Placement Warrants”). The Placement Warrants and the common stock issuable upon the exercise of the Placement

Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. If the Company does not complete its initial business combination within 15 months (up to 21 months) from the closing of this IPO, the proceeds from the sale of the Placement Units held in the trust account will be used to fund the redemption of its public shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless.

Note 6 – Related Party Transactions

Founder Shares

On November 12, 2020, the Company issued 2,156,250 shares of common stock to the Sponsor for $25,000 in cash, or approximately $0.012 per share, in connection with formation. On December 7, 2020, the Sponsor forfeited 161,719 founder shares to the Company and Ladenburg Thalmann & Co. Inc., the representative of the underwriters, and certain of its employees (“Ladenburg”) purchased from the Company an aggregate of 161,719 representative shares at an average purchase price of approximately $0.012 per share, for an aggregate purchase price of $1,875.

On January 3, 2021, the Company effected a stock dividend of 1/3 of a share of common stock for every share of common stock outstanding, resulting in an aggregate of 2,875,000 founder shares outstanding (including up to 375,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part). As a result of the underwriters’ election to fully exercise of their over-allotment option on January 14, 2021, the 375,000 shares are no longer subject to forfeiture.

On January 4, 2021, the Sponsor forfeited 28,750 founder shares to the Company and Ladenburg and certain of its employees purchased from the Company an aggregate of 28,750 representative shares at an average purchase price of approximately $0.008 per share, for an aggregate purchase price of $230. As a result, the Sponsor currently owns 2,630,625 shares.

The Sponsor has agreed not to transfer, assign or sell 50% of its founder shares until the earlier to occur of (A) six months after the completion of the Company’s initial business combination or (B) the date the last sale price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Company’s initial business combination, and the remaining 50% of the founder shares until six months after the completion of the Company’s initial business combination, or earlier, if, in either case, subsequent to the Company’s initial business combination, the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Representative Shares

On December 7, 2020, the Sponsor forfeited 161,719 founder shares to the Company and Ladenburg and certain of its employees purchased from the Company an aggregate of 161,719 representative shares at an average purchase price of approximately $0.012 per share, for an aggregate purchase price of $1,875. On January 4, 2021, the Sponsor forfeited 28,750 founder shares to the Company and Ladenburg and certain of its employees purchased from the Company an aggregate of 28,750 representative shares at an average purchase price of approximately $0.008 per share, for an aggregate purchase price of $230. Following the 1/3 common stock dividend effected January 3, 2020 (as described herein), Ladenburg and certain of its employees now hold an aggregate of 244,375 representative shares (of which up to 31,875 were subject to forfeiture). As a result of the underwriters’ election to fully exercise of their over-allotment option, the 31,875 shares are no longer subject to forfeiture.

Ladenburg and certain of its employees have entered into a subscription agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their representative shares, as applicable, and public shares in connection with the completion of our initial business combination, (ii) waive their redemption rights with respect to their representative shares, as applicable, (iii) waive their rights to liquidating distributions from the trust account with respect to their representative shares if the Company fails to complete the initial business combination within the Combination Period.

Promissory Note – Related Party

On November 19, 2020, Company issued an unsecured promissory note to the Sponsor for an aggregate of up to $250,000 to cover expenses related to the IPO. This loan was non-interest bearing and payable on the earlier of March 31, 2021 or the completion of the IPO. As of December 31, 2020, the Company had drawn down $150,000 under the promissory note. On January 14, 2021, the Company paid the $150,000 balance on the note from the proceeds of the IPO.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into units at a price of $10.00 per unit at the option of the lender, upon consummation of the Company’s Initial Business Combination. The units would be identical to the Placement Units. At September 30, 2021, no Working Capital Loans were outstanding.

Administrative Service Fee

The Company has agreed to pay an affiliate of the Company’s Sponsor a monthly fee of an aggregate of $10,000 for office space, utilities and secretarial and administrative support. Upon completion of the Company’s Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2021, the Company has recorded $30,000 and $90,000 in service fee expense, respectively.

Note 7 – Commitments and Contingencies

Underwriting Agreement

The underwriter had a 45-day option from the date of the IPO to purchase up to an aggregate of 1,500,000 additional Units at the public offering price less the underwriting commissions to cover over-allotments, if any. On January 14, 2021, the underwriter fully exercised its over-allotment option.

Upon consummation of the IPO on January 14, 2021, the underwriters were paid a cash underwriting fee of 1.33% of the gross proceeds of the IPO, or $1,529,500 in the aggregate.

The underwriters are entitled to deferred underwriting fee of 3.67% of the gross proceeds of the IPO, or $4,220,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Registration Rights

The holders of the founder shares, representative shares, placement units, and units that may be issued upon conversion of working capital loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of its initial public offering. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Note 8 – Stockholders’ Equity

Preferred Stock – The Company is authorized to issue a total of 1,000,000 preferred shares at par value of $0.0001 each. At September 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Common Stock – The Company is authorized to issue a total of 50,000,000 share of common stock at par value of $0.0001 each. At September 30, 2021 and December 31, 2020, there were 3,292,200 and 2,875,000 shares issued and outstanding, excluding 11,500,000 and no shares subject to possible redemption, respectively.

The Company’s initial stockholder has agreed not to transfer, assign or sell 50% of its founder shares until the earlier to occur of (A) six months after the completion of the Company’s initial business combination or (B) the date the last sale price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Company’s initial business combination, and not to transfer, assign or sell the remaining 50% of the founder shares until six months after the completion of the Company’s initial business combination, or earlier, if, in either case, subsequent to the Company’s initial business combination, the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial stockholders with respect to any founder shares.

Note 9 – Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	September 30, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Money Market held in Trust Account	$116,158,244	$116,158,244	$—	$—

Liabilities:
Public Warrants Liability	$5,290,000	$5,290,000	$—	$—
Private Placement Warrants Liability	239,312	—	—	239,312

	$5,529,312	$5,290,000	$—	$239,312

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Condensed Balance Sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Condensed Statement of Operations.

The Company established the initial fair value of the Public Warrants and Private Warrants on January 14, 2021, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model. On September 30, 2021, the Company established the fair value of the Private Warrants using a Monto Carlo simulation model, and the fair value of the Public Warrants by reference to the quoted market price. The Public and Private Warrants were classified as Level 3 at the initial measurement date and the Private Warrants were classified as Level 3 at September 30, 2021 due to the use of unobservable inputs. As of September 30, 2021, the Public Warrant were transferred to Level 1 due to the use of the quote market price.

The following table presents the changes in the fair value of the Level 3 liabilities:

	Private Placement Warrants	Public Warrants	Warrant Liabilities
Fair Value as of December 31, 2020	$—	$—	$—
Initial measurement on January 14, 2021	249,963	6,775,220	7,025,183
Change in valuation	(10,651)	(1,485,220)	(1,495,871)
Transferred to Level 1	—	(5,290,000)	(5,290,000)

Balance, September 30, 2021	$239,312	$—	$239,312

The key inputs into the Monte Carlo simulation as of January 14, 2021 and September 30, 2021 were as follows:

Inputs	(Initial Measurement) January 14, 2021	September 30, 2021
Risk-free interest rate	0.60%	1.00%
Expected term remaining (years)	5.67	5.14
Expected volatility	24.2%	18.7%
Stock price	$9.41	$10.08

Note 10 – Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Business Combination Agreement

Business Combination

On October 22, 2021 (the “Closing Date”), the Company consummated the previously announced business combination (the “Business Combination”), pursuant to the terms of the agreement and plan of merger, dated as of June 21, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Big Cypress Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and SAB Biotherapeutics, Inc., a Delaware corporation (“SAB”).

Pursuant to the Business Combination Agreement, on the Closing Date, (i) Merger Sub merged with and into SAB (the “Merger”), with SAB as the surviving company in the Merger, and, after giving effect to such Merger, SAB was renamed SAB Sciences, Inc. and became a wholly-owned subsidiary of the Company and (ii) the Company changed its name to “SAB Biotherapeutics, Inc.”

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of common stock and preferred stock of SAB outstanding as of immediately prior to the Effective Time was exchanged for shares of common stock, par value $0.0001 per share, of the Company (“common stock”) based on the agreed upon SAB equity value of $300 million (the “Equity Value”) and a conversion rate of $10.10; (ii) each outstanding vested and unvested option to purchase shares of SAB common stock was exchanged for a comparable option to purchase common stock, based on the Equity Value and a conversion rate of $10.10; and (iii) holders of vested options to purchase shares of SAB common stock received, in the aggregate, 1,507,124 restricted stock units (the “Earnout RSUs”) related to shares of common stock.

Additionally, holders of SAB common stock and preferred stock are entitled to receive their pro rata share of the shares of common stock that were issued into escrow at the Closing (the “Earnout Shares”) which will be released if certain conditions are met within the five-year period following the Closing (the “Earnout Period”). The total number of Earnout Shares and shares underlying the Earnout RSUs equaled 12,000,000 shares of common stock, in the aggregate.

No fraction of a share of common stock was issued at the Closing, and each person who was otherwise entitled to a fraction of a share of common stock (after aggregating all fractional shares of common stock that otherwise would be received by such holder) received the number of shares of common stock rounded in the aggregate to the nearest whole share of common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Big Cypress Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Big Cypress Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from November 12, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from November 12, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

West Palm Beach, Fl

April 2, 2021

BIG CYPRESS ACQUISITION CORP.

BALANCE SHEET

DECEMBER 31, 2020

Assets:
Cash	$84,836
Prepaid Expenses	2,258

Total current assets	87,094

Deferred offering costs	235,111

Total assets	$322,205

Liabilities and Stockholders’ Equity
Accrued offering costs and expenses	$156,201
Promissory note – related party	150,000

Total current liabilities	306,201

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Common stock, $0.0001 par value; 50,000,000 shares authorized, 2,875,000 shares issued and outstanding (1)	288
Additional paid-in capital	24,712
Accumulated deficit	(8,996)

Total stockholders’ equity	16,004

Total Liabilities and Stockholders’ Equity	$322,205

(1)

Includes up to 343,125 founder shares subject to forfeiture by the Sponsor and up to 31,875 representative shares held by Ladenburg and certain of its employees subject to forfeiture if over-allotment option was not exercised in full or in part by the underwriters (see Note 5 and Note 8). As a result of the underwriter’s election to fully exercise their over-allotment option on January 14, 2021, the founder shares and representative shares are no longer subject to forfeiture (see Note 8).

The accompanying notes are an integral part of these financial statements.

BIG CYPRESS ACQUISITION CORP.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM NOVEMBER 12, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Formation and operating costs	$8,996

Net loss	$(8,996)

Basic and diluted weighted average shares, Common stock (1)	2,500,000

Basic and diluted net loss per share, Common stock	$(0.00)

(1)

Excludes up to 343,125 founder shares subject to forfeiture by the Sponsor and up to 31,875 representative shares held by Ladenburg and certain of its employees subject to forfeiture if over-allotment option was not exercised in full or in part by the underwriters (see Note 5 and Note 8). As a result of the underwriter’s election to fully exercise their over-allotment option on January 14, 2021, the founder shares and representative shares are no longer subject to forfeiture (see Note 8).

The accompanying notes are an integral part of these financial statements.

BIG CYPRESS ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM NOVEMBER 12, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares (1)	Amount
Balance as of November 12, 2020 (inception)	—	$—	$—	$—	$—
Common stock issued to Sponsor	2,875,000	288	24,712	—	25,000
Net loss	—	—	—	(8,996)	(8,996)

Balance as of December 31, 2020	2,875,000	$288	$24,712	$(8,996)	$16,004

(1)

Includes up to 343,125 founder shares subject to forfeiture by the Sponsor and up to 31,875 representative shares held by Ladenburg and certain of its employees subject to forfeiture if over-allotment option was not exercised in full or in part by the underwriters (see Note 5 and Note 8). As a result of the underwriter’s election to fully exercise their over-allotment option on January 14, 2021, the founder shares and representative shares are no longer subject to forfeiture (see Note 8).

The accompanying notes are an integral part of these financial statements.

BIG CYPRESS ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 12, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash flows from operating activities:
Net loss	$(8,996)
Changes in operating assets and liabilities:
Prepaid assets	(2,558)
Accrued expenses	1,222

Net cash used in operating activities	(10,032)

Cash Flows from Financing Activities:
Proceeds from issuance of founder shares	25,000
Proceeds from issuance of promissory note to related party	150,000
Payment of deferred offering costs	(80,132)

Net cash provided by financing activities	94,868

Net change in cash	84,836
Cash, beginning of period	—

Cash, end of the period	$84,836

Supplemental disclosure of cash flow information:
Deferred offering costs included in accrued offering costs and expenses	$154,979

The accompanying notes are an integral part of these financial statements.

BIG CYPRESS ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Business Operations

Big Cypress Acquisition Corp. (the “Company”) is a newly organized blank check company incorporated in Delaware on November 12, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). The Company has not selected any specific business combination target and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any business combination target with respect to the Business Combination.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from November 12, 2020 (inception) through December 31, 2020 relates to the Company’s formation and preparation for the Initial Public Offering (“IPO”) as described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering as described below. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Big Cypress Holdings LLC, a Delaware limited liability company (the “Sponsor”). Subsequent to December 31, 2020, the registration statement for the Company’s IPO was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 (the “Effective Date”). On January 14, 2021, the Company consummated the IPO of 11,500,000 units (the “Units”), which included the full exercise by the underwriters of the over-allotment option to purchase an additional 1,500,000 Units, at $10.00 per Unit, generating gross proceeds of $115,000,000, which is discussed in Note 3. Simultaneously with the closing of the IPO, the Company consummated the sale of 417,200 units (the “Placement Units”), at a price of $10.00 per unit, generating gross proceeds of $4,172,000, which is discussed in Note 4. Each Unit consists of one share of common stock, and one-half redeemable warrant to purchase one share of common stock at a price of $11.50 per whole share.

Transaction costs of the IPO amounted to $6,038,360 consisting of $1,529,500 of underwriting fee, $4,220,500 of deferred underwriting fee, and $288,360 of other offering costs (see Note 8).

Following the closing of the IPO on January 14, 2021, $116,150,000 ($10.10 per Unit) from the net offering proceeds of the sale of the Units in the IPO and the sale of the Placement Units was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds from this IPO and the sale of the Placement Units will not be released from the trust account until the earliest of (a) the completion of the Company’s initial business combination, (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial business combination within 15 months (up to 21 months) from the closing of this IPO, subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial business combination either (i) in connection with a stockholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed initial business combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The shares of common stock subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have 15 months (up to 21 months) from the closing of the IPO to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the trust account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to applicable law and as further described in registration statement, and then seek to dissolve and liquidate.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares and placement shares in connection with the completion of the initial business combination, (ii) waive their redemption rights with respect to their founder shares and placement shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares and placement shares if the Company fails to complete the initial business combination within the Combination Period.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

Liquidity and Capital Resources

As of December 31, 2020, the Company had $84,836 in cash and working capital deficit of $219,107 (excluding deferred offering costs). The Company’s liquidity needs up to December 31, 2020 had been satisfied through a capital contribution from the Sponsor of $25,000 (see Note 5) for the founder shares and the loan under an unsecured promissory note from the Sponsor of $150,000 (see Note 5).

Subsequent to December 31, 2020, on January 14, 2021, simultaneous with the consummation of the IPO, the net proceeds from the consummation of the Private Placement not held in Trust were deposited into the Company’s operating bank account (see Note 8). As of January 14, 2021, the Company had approximately $1.2 million in its operating bank account, and working capital of approximately $1.2 million. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5). To date, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing.

Risks and Uncertainties

Management continuing to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that it could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 – Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting and other expenses incurred through the balance sheet date that are directly related to the IPO and that will be charged to stockholders’ equity upon the completion of the IPO.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Net Loss Per common stock

Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding common stock subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 375,000 shares of common stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 5 and Note 8). As a result of the underwriter’s election to fully exercise their over-allotment option on January 14, 2021, the 375,000 Founder Shares are no longer subject to forfeiture (see Note 8). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per common share is the same as basic loss per common share for the period presented.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. The deferred tax assets were deemed to be de minimus as of December 31, 2020.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of

December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income tax examinations by major taxing authorities since inception. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The provision for income taxes was deemed to be de minimus for the period from November 12, 2020 (inception) through December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 – Initial Public Offering

On January 14, 2021, the Company sold 11,500,000 at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 1,500,000 Units (see Note 8). Each Unit consists of one share of common stock, and one-half warrant to purchase one share of common stock (“Public Warrant”). Each Public Warrant entitles the holder thereof to purchase one share of common stock at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of its initial public offering and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation. (see Note 7).

Note 4 – Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 417,200 Placement Units, at a price of $10.00 per Placement Unit, for an aggregate purchase price of $4,172,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account (see Note 8).

Each Placement Unit was identical to the Units sold in the IPO, except for the placement warrants (“Placement Warrants”) (see Note 7). If the Company does not complete its initial business combination within 15 months (up to 21 months) from the closing of this IPO, the proceeds from the sale of the Placement Units held in the trust account will be used to fund the redemption of its public shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless.

Note 5 – Related Party Transactions

Founder Shares

On November 12, 2020, the Company issued 2,156,250 shares of common stock to the Sponsor for $25,000 in cash, or approximately $0.012 per share, in connection with formation. On December 7, 2020, the Sponsor forfeited 161,719 founder shares to the Company and Ladenburg Thalmann & Co. Inc., the representative of the underwriters, and certain of its employees (“Ladenburg”) purchased from the Company an aggregate of 161,719 representative shares at an average purchase price of approximately $0.012 per share, for an aggregate purchase price of $1,875.

On January 3, 2021, the Company effected a stock dividend of 1/3 of a share of common stock for every share of common stock outstanding, resulting in an aggregate of 2,875,000 founder shares outstanding (including up to 375,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part). As a result of the underwriters’ election to fully exercise of their over-allotment option on January 14, 2021, the 375,000 shares were no longer subject to forfeiture (see Note 7).

On January 4, 2021, the Sponsor forfeited 28,750 founder shares to the Company and Ladenburg and certain of its employees purchased from the Company an aggregate of 28,750 representative shares at an average purchase price of approximately $0.008 per share, for an aggregate purchase price of $230. As a result, the Sponsor currently own 2,630,625 shares (see Note 7). All shares of common stock and associated amounts have been retroactively restated as disclosed in Note 7.

The Sponsor has agreed not to transfer, assign or sell 50% of its founder shares until the earlier to occur of (A) six months after the completion of the Company’s initial business combination or (B) the date the last sale price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Company’s initial business combination, and the remaining 50% of the founder shares until six months after the completion of the Company’s initial business combination, or earlier, if, in either case, subsequent to the Company’s initial business combination, the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Representative Shares

On December 7, 2020, the Sponsor forfeited 161,719 founder shares to the Company and Ladenburg and certain of its employees purchased from the Company an aggregate of 161,719 representative shares at an average purchase price of approximately $0.012 per share, for an aggregate purchase price of $1,875. On January 4, 2021, the Sponsor forfeited 28,750 founder shares to the Company and Ladenburg and certain of its employees purchased from the Company an aggregate of 28,750 representative shares at an average purchase price of approximately $0.008 per share, for an aggregate purchase price of $230. Following the 1/3 common stock dividend effected January 3, 2020 (as described herein), Ladenburg and certain of its employees now hold an aggregate of 244,375 representative shares (of which up to 31,875 were subject to forfeiture). As a result of the underwriters’ election to fully exercise of their over-allotment option, the 31,875 shares were no longer subject to forfeiture (see Note 8). All shares of common stock and associated amounts have been retroactively restated as disclosed in Note 8.

Ladenburg and certain of its employees have entered into a subscription agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their representative shares, as applicable, and public shares in connection with the completion of our initial business combination, (ii) waive their redemption rights with respect to their representative shares, as applicable, (iii) waive their rights to liquidating distributions from the trust account with respect to their representative shares if the Company fails to complete the initial business combination within the Combination Period.

Promissory Note – Related Party

On November 19, 2020, Company issued an unsecured promissory note to the Sponsor for an aggregate of up to $250,000 to cover expenses related to the IPO. This loan is non-interest bearing and payable on the earlier of March 31, 2021 or the completion of the IPO. As of December 31, 2020, the Company has drawn down $150,000 under the promissory note. On January 14, 2021, the Company paid the balance on the note from the proceeds of the IPO (see Note 8).

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into units at a price of $10.00 per unit at the option of the lender, upon consummation of the Company’s Initial Business Combination. The units would be identical to the Placement Units. At January 14, 2021, no Working Capital Loans were outstanding.

Administrative Service Fee

The Company has agreed to pay an affiliate of the Company’s Sponsor a monthly fee of an aggregate of $10,000 for office space, utilities and secretarial and administrative support. Upon completion of the Company’s Business Combination or its liquidation, the Company will cease paying these monthly fees. As of December 31, 2020, the Company has recorded $7,742 in service fee expense.

Note 6 – Commitments and Contingencies

Underwriting Agreement

The underwriter had a 45-day option from the date of the IPO to purchase up to an aggregate of 1,500,000 additional Units at the public offering price less the underwriting commissions to cover over-allotments, if any. On January 14, 2021, the underwriter fully exercised its over-allotment option (see Note 8).

The underwriter was entitled to a cash underwriting fee of 1.33% of the gross proceeds of the IPO and, upon consummation of the IPO on January 14, 2021, was paid an aggregate of $1,529,500.

The underwriters are entitled to deferred underwriting fee of 3.67% of the gross proceeds of the IPO, or $4,220,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Registration Rights

The holders of the founder shares, representative shares, placement units, and units that may be issued upon conversion of working capital loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of its initial public offering. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Note 7 – Stockholders’ Equity

Preferred Stock – The Company is authorized to issue a total of 1,000,000 preferred shares at par value of $0.0001 each. At December 31, 2020, there were no shares of preferred stock issued or outstanding.

Common stock – The Company is authorized to issue a total of 50,000,000 share of common stock at par value of $0.0001 each. At November 20, 2020, the Company issued 2,156,250 common shares to its initial stockholders for $25,000, or approximately $0.012 per share. On December 7, 2020, the Sponsor forfeited 161,719 founder shares to the Company and Ladenburg and certain of its employees purchased from the Company an aggregate of 161,719 representative shares at an average purchase price of approximately $0.012 per share, for an aggregate purchase price of $1,875.

On January 3, 2021, the Company effected a stock dividend of 1/3 of a share of common stock for every share of common stock outstanding, resulting in an aggregate of 2,875,000 founder shares outstanding (including up to 375,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part). On January 4, 2021, the Sponsor forfeited 28,750 founder shares to the Company and Ladenburg and certain of its employees purchased from the Company an aggregate of 28,750 representative shares at an average purchase price of approximately $0.008 per share, for an aggregate purchase price of $230. As a result, the Sponsor currently own 2,630,625 shares and Ladenburg and certain of its employees currently own 244,375 representative shares (including up to 343,125 and 31,875 shares, respectively, that were subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part). As a result of the underwriters’ election to fully exercise of their over-allotment option on January 14, 2021, the 375,000 shares were no longer subject to forfeiture (see Note 8). All shares of common stock and associated amounts have been retroactively restated.

The Company’s initial stockholder has agreed not to transfer, assign or sell 50% of its founder shares until the earlier to occur of (A) six months after the completion of the Company’s initial business combination or (B) the date the last sale price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Company’s initial business combination, and not to transfer, assign or sell the remaining 50% of the founder shares until six months after the completion of the Company’s initial business combination, or earlier, if, in either case, subsequent to the Company’s initial business combination, the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial stockholders with respect to any founder shares.

Warrants – Each whole warrant entitles the holder to purchase one share of the Company’s common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s Sponsor or its affiliates, without taking into account any founder shares held by the Company’s Sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 12 months from the closing of its initial public offering or 30 days after the completion of its initial business combination, and will expire five years after the completion of the Company’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus is current. No warrant will be exercisable and the Company will not be obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

Once the warrants become exercisable, the Company may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company send the notice of redemption to the warrant holders.

The Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the IPO, except that the Placement Warrants and the common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants

Note 8 – Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On January 3, 2021, the Company effected a stock dividend of 1/3 of a share of common stock for every share of common stock outstanding, resulting in an aggregate of 2,875,000 founder shares outstanding (including up to 375,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part). On January 4, 2021, the Sponsor forfeited 28,750 founder shares to the Company and Ladenburg and certain of its employees purchased from the Company an aggregate of 28,750 representative shares at an average purchase price of approximately $0.008 per share, for an aggregate purchase price of $230. As a result, the Sponsor currently own 2,630,625 shares and Ladenburg and certain of its employees currently own 244,375 representative shares (including up to 343,125 and 31,875 shares, respectively, that were subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part). As a result of the underwriters’ election to fully exercise of their over-allotment option on January 14, 2021, the 375,000 shares were no longer subject to forfeiture All shares of common stock and associated amounts have been retroactively restated.

On January 14, 2021, the Company the Company consummated the IPO of 11,500,000 units (the “Units”), which included the full exercise by the underwriters of the over-allotment option to purchase an additional 1,500,000 Units, at $10.00 per Unit, generating gross proceeds of $115,000,000. Simultaneously with the closing of the IPO, the Company consummated the sale of 417,200 units (the “Placement Units”), at a price of $10.00 per unit, for an aggregate purchase price of $4,172,000, in a private placement. Transaction costs of the IPO amounted to $6,038,360 consisting of $1,529,500 of underwriting fee, $4,220,500 of deferred underwriting fee, and $288,360 of other offering costs.

On January 14, 2021, the Company paid the $150,000 balance on the promissory note from the proceeds of the IPO.

SAB Biotherapeutics, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$10,750,762	$12,610,383
Accounts receivable, net	10,213,217	20,569,497
Prepaid expenses	943,574	1,275,134

Total current assets	21,907,553	34,455,014
Operating lease right-of-use assets	2,590,682	3,053,022
Financing lease right-of-use assets	4,064,568	4,184,427
Equipment, net	22,568,477	14,845,470

Total assets	$51,131,280	$56,537,933

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$4,122,602	$7,382,361
Notes payable – current portion	24,143	538,731
Operating lease liabilities, current portion	1,035,211	924,265
Finance lease liabilities, current portion	180,243	194,717
Due to related party	—	16,778
Deferred grant income	100,000	100,000
Accrued expenses and other current liabilities	5,009,099	1,904,878

Total current liabilities	10,471,298	11,061,730

Operating lease liabilities, noncurrent	1,753,527	2,372,777
Finance lease liabilities, noncurrent	3,803,432	3,923,554
Notes payable, noncurrent	25,013	172,037

Total liabilities	16,053,270	17,530,098

Commitments and contingencies (Note 14)
Stockholders’ equity
Series A Preferred stock; $0.0001 par value; 6,615,000 shares designated, issued and outstanding at September 30, 2021 and December 31, 2020; liquidation preference of $6,615,000 at September 30, 2021 and December 31, 2020	662	662
Series A-1 Preferred stock; $0.0001 par value; 2,525,800 shares designated, issued, and outstanding at September 30, 2021 and December 31, 2020; liquidation preference of $4,752,040 at September 30, 2021 and December 31, 2020	253	253
Series A-2 Preferred stock; $0.0001 par value; 4,039,963 shares designated, issued, and outstanding at September 30, 2021 and December 31, 2020; liquidation preference of $12,119,889 at September 30, 2021 and December 31, 2020	404	404
Series A-2A Preferred stock; $0.0001 par value; 3,333,333 shares designated, issued, and outstanding at September 30, 2021 and December 31, 2020; liquidation preference of $9,999,999 at September 30, 2021 and December 31, 2020	333	333
Series B Preferred stock; $0.0001 par value; 8,571,429 shares designated at September 30, 2021 and December 31, 2020; 4,090,540 shares issued and outstanding at September 30, 2021 and December 31, 2020; liquidation preference of $14,316,890 at September 30, 2021 and December 31, 2020	409	409
Common stock; $0.0001 par value; 110,000,000 shares designated at September 30, 2021 and December 31, 2020; 35,216,000 shares issued and outstanding at September 30, 2021 and December 31, 2020	3,522	3,522
Additional paid-in capital	52,649,882	50,986,672
Accumulated deficit	(17,577,455)	(11,984,420)

Total stockholders’ equity	35,078,010	39,007,835

Total liabilities and stockholders’ equity	$51,131,280	$56,537,933

See accompanying notes to the condensed consolidated financial statements.

SAB Biotherapeutics, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Revenue
Grant revenue	$49,817,825	$29,482,614

Total revenue	49,817,825	29,482,614

Operating expenses
Research and development	46,535,671	12,601,333
General and administrative	9,331,125	4,907,306

Total operating expenses	55,866,796	17,508,639

(Loss) income from operations	(6,048,971)	11,973,975

Other income	669,549	3,630
Interest expense	(228,184)	(325,789)
Interest income	14,571	21,283

Net (loss) income	$(5,593,035)	$11,673,099

Earnings (loss) per common share attributable to the Corporation’s shareholders
Basic (loss) earnings per common share	$(0.16)	$0.22
Diluted (loss) earnings per common share	$(0.16)	$0.20

Weighted-average common shares outstanding – basic	35,216,000	35,216,000
Weighted-average common shares outstanding – diluted	35,216,000	58,496,676

See accompanying notes to the condensed consolidated financial statements.

SAB Biotherapeutics, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes In Redeemable Preferred Stock and Stockholders’ Equity

(Unaudited)

	Stockholders’ Equity
	Series A Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-2A Preferred Stock		Series B Preferred Stock		Common stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	6,615,000	$662	2,525,800	$253	4,039,963	$404	3,333,333	$333	4,090,540	$409	35,216,000	$3,522	$50,986,672	$(11,984,420)	$ 39,007,835
Stock-based compensation	—	—	—	—		—	—	—	—	—	—	—	1,663,210	—	1,663,210
Net loss	—	—	—	—		—	—	—	—	—	—	—	—	(5,593,035)	(5,593,035)

Balance at September 30, 2021	6,615,000	$662	2,525,800	$253	4,039,963	$404	3,333,333	$333	4,090,540	$409	35,216,000	$3,522	$52,649,882	$(17,577,455)	$ 35,078,010

	Redeemable Preferred Stock
	Series A-2A Redeemable Preferred Stock		Series A Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-2A Preferred Stock		Series B Preferred Stock		Common stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	3,333,333	$9,999,999	6,615,000	$662	2,525,800	$253	4,039,963	$404	—	$—	1,236,786	$124	35,216,000	$3,522	$29,791,662	$(32,102,193)	$ (2,305,566)
Issuance of preferred stock in private offerings, net of issuance costs of $87,949	—	—	—	—	—	—	—	—	—	—	2,853,754	285	—	—	9,899,920	—	9,900,205
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,040,776	—	1,040,776
Termination of redemption feature	(3,333,333)	(9,999,999)	—	—	—	—	—	—	3,333,333	333	—	—	—	—	9,999,666	—	9,999,999
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11,673,099	11,673,099

Balance at September 30, 2020	—	$—	6,615,000	$662	2,525,800	$253	4,039,963	$404	3,333,333	$333	4,090,540	$409	35,216,000	$3,522	$50,732,024	$ 20,429,094	$ 30,308,513

See accompanying notes to the condensed consolidated financial statements.

SAB Biotherapeutics, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net (loss) income	$(5,593,035)	$11,673,099
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Gain on extinguishment of PPP Loan	(661,612)	—
Depreciation and amortization	868,630	223,888
Amortization of right-of-use assets	123,777	123,777
Stock-based compensation expense	1,663,210	1,040,776
Gain on sale of equipment	(5,488)	(2,252)
Changes in operating assets and liabilities
Accounts receivable	10,356,280	(8,009,864)
Prepaid expenses	331,559	56,414
Right-of-use assets—operating lease	(45,964)	171,908
Due to related party	(2,727)	4,914
Accounts payable	(3,273,848)	(193,554)
Accrued expenses and other current liabilities	3,104,260	384,272

Net cash provided by operating activities	6,865,042	5,473,378

Cash flows from investing activities:
Purchases of equipment	(8,581,735)	(7,371,717)

Net cash used in investing activities	(8,581,735)	(7,371,717)

Cash flows from financing activities:
Proceeds from sale of preferred stock, net of debt issuance costs	—	9,900,205
Proceeds from PPP Loan	—	661,612
Payments of notes payable	—	(1,373,846)
Principal payments on finance leases	(142,928)	(129,495)

Net cash (used in) provided by financing activities	(142,928)	9,058,476

Net (decrease) increase in cash and cash equivalents	(1,859,621)	7,160,137

Cash and cash equivalents
Beginning of period	12,610,383	6,345,969

End of period	$10,750,762	$13,506,106

Supplemental disclosures
Cash paid for interest	$228,184	$329,369
Supplemental information on non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	$260,682	$993,622

See accompanying notes to the condensed consolidated financial statements.

SAB BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1) Nature of Business and Basis of Presentation

Nature of Business

SAB Biotherapeutics, Inc. (“SAB” or the “Corporation”) is a clinical-stage biopharmaceutical company focused on the development and commercialization of a portfolio of products from its proprietary immunotherapy platform to produce fully targeted human polyclonal antibodies, without using human plasma or serum. The Corporation’s novel DiversitAb platform enables the rapid production of large amounts of targeted human polyclonal antibodies, leveraging transchromosomic cattle (Tc Bovine) that have been genetically designed to produce human antibodies (immunoglobulin G) rather than bovine in response to an antigen. Animal antibodies have been made in rabbits, sheep and horses. However, the Corporation’s platform is the first to produce fully human antibodies in large animals.

The COVID-19 pandemic continues to evolve, and the extent to which it may impact the Corporation’s business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States (“U.S.”) and other countries, business closures or business disruptions, and the effectiveness of actions taken in the U.S. and other countries to contain and treat the disease. The Corporation is following, and will continue to follow, recommendations from the U.S. Centers for Disease Control and Prevention, as well as federal, state, and local governments. To date, the Corporation has not experienced material business disruptions, but it cannot be certain of the future impact of the COVID-19 pandemic on its business and condensed consolidated financial statements.

Basis of Presentation

The condensed consolidated financial statements included in this report are unaudited and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting and U.S. Securities and Exchange Commission (“SEC”) regulations. The condensed consolidated balance sheet data as of December 31, 2020 was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, these condensed consolidated financial statements include all adjustments, which are of a normal recurring nature, necessary for a fair statement of the Corporation’s financial position as of September 30, 2021, and its results of operations, statement of changes in redeemable preferred stock and stockholders’ equity and cash flows for the nine months ended September 30, 2021 and 2020. The condensed consolidated financial statements for the nine months ended September 30, 2021 should be read in conjunction with the audited consolidated financial statements as of, and for the years ended, December 31, 2020 and 2019, included in the proxy statement/prospectus filed with the SEC on September 24, 2021. The results of operations for any interim period are not necessarily indicative of results for the full year.

(2) Summary of Significant Accounting Policies

The Corporation’s significant accounting policies are disclosed in the audited consolidated financial statements as of, and for the years ended, December 31, 2020 and 2019, included in the proxy statement/prospectus filed with the SEC on September 24, 2021. Since the date of such audited consolidated financial statements, there have been no changes to the Corporation’s significant accounting policies, except as disclosed in Note 3, New Accounting Standards, below.

(3) New accounting standards

Recently-adopted standards

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC Topic 740, Income Taxes (“ASC 740”) and by clarifying and amending existing ASC 740 guidance. The guidance was effective for fiscal years, and interim periods within those years, beginning after December 15, 2020. Early adoption was permitted. The Corporation adopted the guidance as of January 1, 2021. The adoption did not have a material impact on the Corporation’s condensed consolidated financial statements.

Standards issued not yet adopted

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing major separation models required under current GAAP. The guidance removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for such exception and simplifies the diluted earnings per share calculation in certain areas. The guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted in annual reporting periods ending after December 15, 2020. The Corporation is currently evaluating its adoption of the guidance and the impact that the guidance may have on its consolidated financial statements. The Corporation believes that the adoption of the guidance will not have a material impact on its consolidated financial statements.

(4) Merger

On June 21, 2021, the Corporation entered into an Agreement and Plan of Merger, as amended August 12, 2021 (as it may be amended or restated from time to time, the “Business Combination Agreement”) with Big Cypress Acquisition Corp. (“BCYP”) and Big Cypress Merger Sub Inc. (“Merger Sub”), a wholly-owned subsidiary of BCYP providing for, among other things, and subject to the terms and conditions therein, a business combination between the Corporation and BCYP pursuant to the proposed merger of Merger Sub with and into the Corporation, with the Corporation continuing as the surviving entity (the “Merger”). The Merger and the other transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.”

At the effective time of the Merger, and in accordance with the terms and subject to the conditions of the Business Combination Agreement:

•

Each outstanding share of the Corporation’s common stock and the Corporation’s Preferred Stock will be automatically cancelled, extinguished and converted into a number of shares of SAB Biotherapeutics common stock, based on the Corporation’s Equity Value and a conversion rate of $10.10;

•

The holders of shares of the Corporation’s common stock and Preferred Stock will be entitled to receive their pro rata share of SAB Biotherapeutics common stock being issued into escrow (the “Earnout Escrow Account”) at the closing (the “Earnout Shares”), which will be released if certain conditions are met within a five-year period following the closing of the Business Combination (the “Earnout Period”), pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement and the Earnout Escrow Agreement; and

•	Each outstanding vested and unvested option to purchase shares of the Corporation’s common stock will be canceled in exchange for a comparable option to purchase shares of SAB Biotherapeutics common stock based on the equity value of SAB Biotherapeutics and based on a conversion rate of $10.10. In addition, the holders of such options shall also receive restricted stock units (the “Earnout RSUs”) which final number will be determined prior to closing based on the pro rata percentage that the Corporation’s options represent compared to the fully diluted share capital of SAB Biotherapeutics prior to closing. Each Earnout RSU will be settled in shares of SAB Biotherapeutics common stock, subject to the same milestones applicable to the Earnout Shares.

The total maximum number of Earnout Shares and shares underlying the Earnout RSUs will be equal to 12,000,000 additional shares of SAB Biotherapeutics common stock in the aggregate.

For purposes herein and the Business Combination Agreement, the Corporation’s equity value is deemed to be an agreed upon amount equal to $300 million.

Please refer to Note 15, Subsequent Events, for additional information on the Merger.

(5) Revenue

The Corporation received approximately 100% and 92% of its total revenue through grants from government organizations for the nine months ended September 30, 2021 and 2020, respectively, and approximately 0% and 8% of its total revenue through a grant from a non-government organization for the nine months ended September 30, 2021 and 2020, respectively. To date, no receivables have been written off.

For the nine months ended September 30, 2021 and 2020, the Corporation worked on the following grants:

Government grants

The total revenue for government grants was approximately $49.8 million and $27.1 million, respectively, for the nine months ended September 30, 2021 and 2020, respectively.

National Institute of Health – National Institute of Allergy and Infectious Disease (“NIH-NIAID”) (Federal Award #1R44AI117976-01A1) – this grant was for $1.4 million and started in September 2019 through August 2021. For the nine months ended September 30, 2021 and 2020, there was approximately $457,000 and $219,000, respectively, in grant income recognized from this grant. The Corporation applied for an extension on the grant funding, which is pending approval. If approved, there is approximately $243,000 in funding remaining for this grant.

NIH-NIAID (Federal Award #1R41AI131823-02) – this grant was for approximately $1.5 million and started in April 2019 through March 2021. The grant was subsequently amended to extend the date through March 2022. For the nine months ended September 30, 2021 and 2020, approximately $41,000 and $86,000, respectively, in grant income was recognized from this grant. Approximately $853,000 in funding remains for this grant.

NIH-NIAID through Geneva Foundation (Federal Award #1R01AI132313-01, Subaward #S-10511-01) – this grant was for approximately $2.7 million and started in August 2017 through July 2021. For the nine months ended September 30, 2021 and 2020, there was approximately $72,000 and $248,000, respectively, in grant income recognized from this grant. The Corporation applied for an extension on the grant funding, which is pending approval. If approved, there is approximately $1.5 million in funding remains for this grant.

Department of Defense, Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense Enabling Biotechnologies (“JPEO”) through Advanced Technology International – this grant was for a potential of $25 million, awarded in stages starting in August 2019 and with potential stages running through February 2023. Additional contract modifications were added to this agreement in 2020 for work on a COVID therapeutic, bringing the agreement total to approximately $143 million. In September 2021, an additional modification for $60.5 million was added to this agreement for advanced clinical development through licensure and commercial manufacturing, bringing the agreement total to approximately $203.6 million. For the nine months ended September 30, 2021 and 2020, approximately $49.2 million and $26.5 million, respectively, in grant income was recognized from this grant. Approximately $100.1 million in funding remains for this grant.

Other grants (non-government)

The Corporation recorded no revenue for other grants (non-government) for the nine months ended September 30, 2021. The total revenue for other grants (non-government) was $2.4 million for the nine months ended September 30, 2020.

CSL Behring – there were three contracts for a combined $2.4 million that were started and completed in 2020. These contracts were related to research and development for a COVID-19 therapeutic ($2 million) and two other targets ($400,000). For the nine months ended September 30, 2020, there was approximately $2.4 million in grant income recognized from this grant.

(6) Earnings (loss) per share

Since the Corporation reported a net loss for the nine months ended September 30, 2021, it was required by ASC 260 to use basic weighted-average common shares outstanding when calculating diluted net loss per share for the nine months ended September 30, 2021, as the potential common shares are antidilutive. In addition, since the Corporation reported a loss from operations for the nine months ended September 30, 2021, the shares of preferred stock were not deemed to be participating securities for the nine months ended September 30, 2021, pursuant to ASC 260. The Corporation’s participating securities contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in losses of the Corporation.

Net loss attributable to the Corporation’s shareholders	$5,593,035
Weighted-average common shares outstanding – basic and diluted	35,216,000
Loss per common share – basic and diluted	$(0.16)

Options to purchase 10,062,381 shares of common stock and 20,604,636 shares of preferred stock were outstanding for the nine months ended September 30, 2021 but were not included in the computation of diluted net loss per share because their impact was antidilutive.

The following table sets forth the allocation of net income attributable to the Corporation’s shareholders for the nine months ended September 30, 2020 under the two-class method:

Net income attributable to the Corporation’s shareholders	$11,673,099
Net income attributable to the Corporation’s shareholders applicable to preferred stock	4,080,661

Net income attributable to the Corporation’s shareholders applicable to common stock	$7,592,438

The following table reconciles the weighted-average common shares outstanding used in the calculation of basic earnings per share (“EPS”) to the weighted-average common shares outstanding used in the calculation of diluted EPS for the nine months ended September 30, 2020:

Determination of shares:
Weighted-average common shares outstanding – basic	35,216,000
Assumed conversion of preferred stock	18,927,326
Dilutive effect of equity awards	4,353,350

Weighted-average common shares outstanding – diluted	58,496,676

The following table presents the calculation of basic and diluted EPS for the Corporation’s common stock for the nine months ended September 30, 2020:

Calculation of basic EPS attributable to the Corporation’s shareholders
Net income attributable to the Corporation’s shareholders applicable to common stock	$7,592,438
Weighted-average common shares outstanding – basic	35,216,000
Basic EPS	$0.22
Calculation of diluted EPS attributable to the Corporation’s shareholders
Net income attributable to the Corporation’s shareholders	$11,673,099
Weighted-average common shares outstanding – diluted	58,496,676
Diluted EPS	$0.20

(7) Equipment

As of September 30, 2021 and December 31, 2020, equipment was as follows:

	September 30, 2021	December 31, 2020
Laboratory equipment	$6,997,964	$5,205,346
Animal facility	6,267,498	3,371,125
Animal facility equipment	1,197,366	1,003,629
Construction-in-progress	4,922,079	6,729,673
Leasehold improvements	5,605,847	185,971
Vehicles	135,593	96,693
Office furniture and equipment	46,202	20,219

	25,172,549	16,612,656
Less: accumulated depreciation and amortization	2,604,072	1,767,186

	$22,568,477	$14,845,470

Depreciation and amortization expense for the nine months ended September 30, 2021 and 2020 was $868,630 and $223,888, respectively.

The Corporation has several ongoing construction projects related to the expansion of its operating capacity. As of September 30, 2021 and December 31, 2020, the Corporation’s construction-in-progress was as follows:

	September 30, 2021	December 31, 2020
200L commercial facility	$—	$4,148,113
200L commercial facility, equipment	1,658,189	486,381
New animal barn (#6)	—	1,551,167
New animal barn (#7)	2,093,263	—
New office space (at Headquarters)	—	477,907
New laboratory space (at Headquarters)	922,077	—
New laboratory space, equipment	60,448	—
Software	137,811	—
Other	50,291	66,105

Total construction-in-progress	$4,922,079	$6,729,673

Construction on the 200L commercial facility was completed in September 2021. As of September 30, 2021, validation of the 200L commercial facility equipment was still in progress and expected delivery and installation of the equipment is expected to be complete by December 31, 2021. Construction of the first new animal barn

(#6) was completed in July 2021, and the second new animal barn (#7) is expected to be complete by December 31, 2021. Construction of the new office space (at Headquarters) was completed in August 2021. The new laboratory space (at Headquarters) is expected to be complete by December 31, 2021. Expected delivery, installation, and validation of equipment for the new laboratory space (at Headquarters) is expected to be complete in the first quarter of 2022. The installation and programming of the new ERP software (SAP) is expected to be complete in the third quarter of 2022.

(8) Leases

The Corporation’s leases are disclosed in the audited consolidated financial statements as of, and for the years ended, December 31, 2020 and 2019, included in the proxy statement/prospectus filed with the SEC on September 24, 2021.

The Corporation’s weighted-average remaining lease term and weighted-average discount rate for operating and finance leases as of September 30, 2021 were as follows:

	Operating	Finance
Weighted-average remaining lease term	2.66 years	16.98 years
Weighted-average discount rate	4.74%	7.70%

The table below reconciles the undiscounted future minimum lease payments under non-cancelable leases with terms of more than one year to the total lease liabilities recognized on the condensed consolidated balance sheet as of September 30, 2021:

	Operating	Finance
2021 (remaining three months)	$285,481	$128,861
2022	1,138,368	449,159
2023	1,067,594	406,339
2024	467,968	401,496
2025	—	401,496
Thereafter	—	5,185,990

Undiscounted future minimum lease payments	2,959,411	6,973,341
Less: Amount representing interest
Payments	(170,673)	(2,989,666)

Total lease liabilities	2,788,738	3,983,675
Less current portion	(1,035,211)	(180,243)

Noncurrent lease liabilities	$1,753,527	$3,803,432

Operating lease expense was approximately $789,000 and $491,000, respectively, for the nine months ended September 30, 2021 and 2020. Operating lease costs are included within research and development expenses on the condensed consolidated statements of operations.

Finance lease costs for the nine months ended September 30, 2021 and 2020 included approximately $124,000, for each period, in right-of-use asset amortization and approximately $228,000 and $232,000, respectively, of interest expense. Finance lease costs are included within research and development expenses on the condensed consolidated statements of operations.

Cash payments under operating and finance leases were approximately $836,000 and $372,000, respectively, for the nine months ended September 30, 2021. Cash payments under operating and finance leases were approximately $338,000 and $362,000, respectively, for the nine months ended September 30, 2020.

(9) Accrued Expenses and Other Current Liabilities

As of September 30, 2021 and December 31, 2020, accrued expenses and other current liabilities consisted of the following:

	September 30, 2021	December 31, 2020
Accrued vacation	$673,541	$438,936
Accrued payroll	208,105	314,451
Accrued construction-in-progress	87,926	637,776
Accrued supplies	1,261,696	301,989
Accrued contract manufacturing	1,709,964	—
Accrued clinical trial expense	338,802	—
Accrued outside lab services	85,764	—
Accrued professional services	470,476	120,744
Accrued animal care expense	128,028	—
Other accrued expenses	44,797	90,982

	$5,009,099	$1,904,878

(10) Debt

As of September 30, 2021 and December 31, 2020, debt was as follows:

	September 30, 2021	December 31, 2020
Tractor loan	$49,156	$49,156
PPP loan	—	661,612

Total debt	49,156	710,768
Less: current portion of debt	24,143	538,731

Long-term debt, net	$25,013	$172,037

In March 2021, the U.S. Small Business Administration (“SBA”) approved the forgiveness of the Paycheck Protection Program (“PPP”) Loan, plus accrued interest. The Corporation recorded a gain on extinguishment of PPP Loan of $661,612 for the forgiveness of the PPP Loan within other income on the condensed consolidated statement of operations for the nine months ended September 30, 2021.

Please refer to the audited consolidated financial statements as of, and for the years ended, December 31, 2020 and 2019, included in the proxy statement/prospectus filed with the SEC on September 24, 2021 for additional information on the Corporation’s debt.

(11) Stock Option Plan

On August 5, 2014, the Corporation approved a stock option grant plan (the “Plan”) for employees, directors, and non-employee consultants, which provides for the issuance of options to purchase common stock. The total shares authorized under the plan was originally 8,000,000; however, during 2019, the Plan was amended to increase the total shares authorized under the plan to 16,000,000.

Vesting of the stock options is based upon years of service (employment). As of September 30, 2021 and December 31, 2020, 7,896,284 and 6,882,575 stock options, respectively, were vested and exercisable. None of the vested stock options were exercised as of September 30, 2021 and December 31, 2020. As of September 30, 2021, the aggregate intrinsic value of stock options outstanding was $41,291,069, of which $7,209,646 was unvested and $34,081,423 was vested and exercisable.

The Corporation uses the Black Scholes model to estimate the fair value of the stock options granted. For stock options granted for the nine months ended September 30, 2021 and 2020, the Corporation utilized the following weighted-average assumptions: A risk free interest rate of 0.14% and 0.13%, respectively; expected term of 6.25 years (both years); expected dividend yield of 0% (both years); and a volatility factor of 99.7% and 106.1%, respectively. There were 651,527 in stock options forfeitures for the nine months ended September 30, 2021. There were no stock option expirations for the nine months ended September 30, 2021, and no stock option forfeitures or stock option expirations for the nine months ended September 30, 2020.

The expected term of the stock options was estimated using the “simplified” method, as defined by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment. The volatility assumption was determined by examining the historical volatilities for industry peer companies, as the Corporation does not have sufficient trading history for its common stock. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the options. The dividend assumption is based on the Corporation’s history and expectation of dividend payouts. The Corporation has never paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Therefore, the Corporation has assumed no dividend yield for purposes of estimating the fair value of the options.

Stock option activity for employees and non-employees under the Plan for the nine months ended September 30, 2021 was as follows:

	Options	Weighted Average Fair Value	Weighted Average Exercise Price
Balance, December 31, 2020	8,815,992	$0.62	$0.60
Granted	1,897,916	$2.43	$1.78
Forfeited	(651,527)	$1.09	$1.04

Balance, September 30, 2021	10,062,381	$0.93	$0.79

Unvested at September 30, 2021	2,166,097	$1.94	$1.51
Vested and exercisable at September 30, 2021	7,896,284	$0.54	$0.52

Total unrecognized compensation cost related to non-vested stock options as of September 30, 2021 was approximately $4.2 million and is expected to be recognized within future operating results over a weighted-average period of 2.34 years. As of September 30, 2021, the weighted-average contractual term of the options outstanding was approximately 5.68 years. As of September 30, 2021, the weighted-average contractual term of the vested options was approximately 4.74. For the nine months ended September 30, 2021 and 2020, 837,319 shares and 791,367 shares, respectively, vested.

Stock-based compensation expense for the nine months ended September 30, 2021 and 2020 was as follows:

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Research and development	$726,245	$491,092
General and administrative	936,965	549,684

Total	$1,663,210	$1,040,776

(12) Income Taxes

The tax provision for interim periods is determined using the estimated annual effective consolidated tax rate, based on the current estimate of full-year earnings before taxes, adjusted for the impact of discrete quarterly items.

The provision for income taxes was $0 for each of the nine months ended September 30, 2021 and 2020, and the effective tax rate for each of the nine months ended September 30, 2021 and 2020 was 0%. The Corporation continues to maintain a full valuation allowance on its net deferred tax assets. The Corporation has not recognized any reserves for uncertain tax positions.

Please refer to the audited consolidated financial statements as of, and for the years ended, December 31, 2020 and 2019, included in the proxy statement/prospectus filed with the SEC on September 24, 2021 for additional information on the Corporation’s income taxes.

(13) Related Party Transactions

The Corporation’s related party transactions are disclosed in the audited consolidated financial statements as of, and for the years ended, December 31, 2020 and 2019, included in the proxy statement/prospectus filed with the SEC on September 24, 2021. Since the date of such audited consolidated financial statements, there have been no significant changes to the Corporation’s related party transactions.

For the nine months ended September 30, 2021 and 2020, the Corporation paid consulting fees to a board member, Christine Hamilton, who is also an owner, of $19,000 and $19,000, respectively.

For the nine months ended September 30, 2020, the Corporation paid Network Plus, LLC (owner is the spouse of an employee) approximately $19,000 for IT assistance and computer setups. The spouse became an employee of the Corporation in July 2020, and there was no further activity with this vendor.

For the nine months ended September 30, 2021 and 2020, the Corporation made lease payments to Dakota Ag Properties of approximately $301,000 (for each period). Dakota Ag Investments (part of Dakota Ag Properties) is a shareholder and owner of the Corporation.

For the nine months ended September 30, 2021 and 2020, the Corporation made lease payments and lab supply payments to Sanford Health (which is a shareholder of the Corporation) totaling approximately $589,000 and $435,000, respectively.

For the nine months ended September 30, 2020, the Corporation made payments of approximately $1.4 million to Christiansen Land and Cattle, Ltd. (“CLC”), who are owners, members of the board of directors, and employees of the Corporation, in accordance with the loan agreement the Corporation had entered into with CLC. In July 2020, the note payable was paid in full.

(14) Commitments and Contingencies

The Corporation is not involved in any legal proceedings, investigations and claims which are expected to have a material adverse effect on its financial condition, results of operations or liquidity.

In April 2021, the Corporation entered into agreements that included other commitments of $4.5 million.

A description of the joint development agreement that the Corporation entered into in June 2019 is disclosed in the audited consolidated financial statements as of, and for the years ended, December 31, 2020 and 2019, included in the proxy statement/prospectus filed with the SEC on September 24, 2021. As of September 30, 2021, as a result of the Corporation’s work around SARS-2 and the JPEO contract (please refer to Note 5, Revenue, for additional information), this project remains on hold.

(15) Subsequent Events

In the preparation of the Corporation’s condensed consolidated financial statements, the Corporation completed an evaluation of the impact of subsequent events through December 21, 2021, which represents the date these condensed consolidated financial statements were available for issuance.

On October 22, 2021 (the “Closing Date”), the Corporation consummated the Business Combination, pursuant to the terms of the agreement and plan of merger, dated as of June 21, 2021 and as amended on August 12, 2021 by the first amendment to the Business Combination Agreement with BCYP and Merger Sub.

Pursuant to the Business Combination Agreement, on the Closing Date, (i) Merger Sub merged with and into the Corporation, with the Corporation as the surviving company in the Merger, and, after giving effect to such Merger, the Corporation was renamed SAB Sciences, Inc. and became a wholly-owned subsidiary of BCYP and (ii) BCYP changed its name to “SAB Biotherapeutics, Inc.” (“SAB”).

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of the Corporation’s common stock and the Corporation’s Preferred Stock outstanding as of immediately prior to the Effective Time was exchanged for shares of common stock, par value $0.0001 per share, of SAB based on the agreed upon Corporation’s equity value of $300 million (the “Equity Value”) and a conversion rate of $10.10; (ii) each outstanding vested and unvested option to purchase shares of the Corporation’s common stock was exchanged for a comparable option to purchase SAB common stock, based on the Equity Value and a conversion rate of $10.10; and (iii) holders of vested options to purchase shares of the Corporation’s common stock received, in the aggregate, 1,507,124 restricted stock units (the “Earnout RSUs”) related to shares of SAB common stock. Additionally, holders of the Corporation’s common stock and the Corporation’s Preferred Stock are entitled to receive their pro rata share of the shares of SAB common stock that were issued into escrow at the Closing (the “Earnout Shares”) which will be released if certain conditions are met within the five-year period following the Closing (the “Earnout Period”). The total number of Earnout Shares and shares underlying the Earnout RSUs equaled 12,000,000 shares of SAB common stock, in the aggregate.

No fraction of a share of SAB common stock was issued at the Closing, and each person who was otherwise entitled to a fraction of a share of SAB common stock (after aggregating all fractional shares of SAB common stock that otherwise would be received by such holder) received the number of shares of SAB common stock rounded in the aggregate to the nearest whole share of SAB common stock.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

SAB Biotherapeutics, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SAB Biotherapeutics, Inc. and Subsidiaries (“Company”) as of December 31, 2020, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Mayer Hoffman McCann P.C.

We have served as the Company’s auditor since 2019.

San Diego, California

June 17, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

SAB Biotherapeutics, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SAB Biotherapeutics, Inc. and Subsidiaries (“Company”) as of December 31, 2019, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders’ equity (deficit), and cash flows the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit.

We conducted our audit in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Mayer Hoffman McCann P.C.

We have served as the Company’s auditor since 2019.

San Diego, California

June 17, 2021

SAB Biotherapeutics, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$12,610,383	$6,345,969
Accounts receivable, net	20,569,497	2,818,735
Prepaid expenses	1,275,134	124,004

Total current assets	34,455,014	9,288,708

Operating lease right-of-use assets	3,053,022	1,861,726
Financing lease right-of-use assets	4,184,427	4,349,463
Equipment, net	14,845,470	2,503,658

Total assets	$56,537,933	$18,003,555

Liabilities, Redeemable Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$7,382,361	$2,170,768
Notes payable – current portion	538,731	28,214
Note payable – related party	—	1,364,644
Operating lease liabilities, current portion	924,265	371,263
Finance lease liabilities, current portion	194,717	182,343
Due to related party	16,778	6,250
Deferred grant income	100,000	—
Accrued expenses and other current liabilities	1,904,878	494,554

Total current liabilities	11,061,730	4,618,036

Operating lease liabilities, noncurrent	2,372,777	1,519,366
Finance lease liabilities, noncurrent	3,923,554	4,118,272
Notes payable, noncurrent	172,037	53,448

Total liabilities	17,530,098	10,309,122

Commitments and contingencies (Note 16)
Redeemable preferred stock
Series A-2A Redeemable preferred stock; $0.0001 par value; 3,333,333 shares designated, issued, and outstanding at December 31, 2019; liquidation preference of $9,999,999 at December 31, 2019	—	9,999,999
Stockholders’ equity (deficit)
Series A Preferred stock; $0.0001 par value; 6,615,000 shares designated, issued, and outstanding at December 31, 2020 and 2019; liquidation preference of $6,615,000 at December 31, 2020 and 2019	662	662
Series A-1 Preferred stock; $0.0001 par value; 2,525,800 shares designated, issued, and outstanding at December 31, 2020 and 2019; liquidation preference of $4,752,040 at December 31, 2020 and 2019	253	253
Series A-2 Preferred stock; $0.0001 par value; 4,039,963 shares designated, issued, and outstanding at December 31, 2020 and 2019; liquidation preference of $12,119,889 at December 31, 2020 and 2019	404	404
Series A-2A Preferred stock; $0.0001 par value; 3,333,333 shares designated, issued, and outstanding at December 31, 2020; liquidation preference of $9,999,999 at December 31, 2020	333	—
Series B Preferred stock; $0.0001 par value; 8,571,429 shares designated at December 31, 2020 and 2019; 4,090,540 and 1,236,786 shares issued and outstanding at December 31, 2020 and 2019, respectively; liquidation preference of $14,316,890 and $4,328,751 at December 31, 2020 and 2019, respectively	409	124
Common stock; $0.0001 par value; 110,000,000 shares designated at December 31, 2020 and 2019; 35,216,000 shares issued and outstanding at December 31, 2020 and 2019	3,522	3,522
Additional paid-in capital	50,986,672	29,791,662
Accumulated deficit	(11,984,420)	(32,102,193)

Total stockholders’ equity (deficit)	39,007,835	(2,305,566)

Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	$56,537,933	$18,003,555

See accompanying notes to the consolidated financial statements

SAB Biotherapeutics, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue
Grant revenue	$55,237,759	$3,441,807

Total revenue	55,237,759	3,441,807

Operating expenses
Research and development	27,908,659	8,019,705
General and administrative	6,772,303	4,095,642

Total operating expenses	34,680,962	12,115,347

Income (loss) from operations	20,556,797	(8,673,540)

Other income	3,996	2,594
Interest expense	(469,151)	(428,476)
Interest income	26,131	113,133

Net income (loss)	$20,117,773	$(8,986,289)

Earnings (loss) per common share attributable to the Corporation’s shareholders
Basic earnings (loss) per common share	$0.37	$(0.26)
Diluted earnings (loss) per common share	$0.35	$(0.26)

Weighted-average common shares outstanding – basic	35,216,000	35,216,000
Weighted-average common shares outstanding – diluted	58,051,614	35,216,000

See accompanying notes to the consolidated financial statements.

SAB Biotherapeutics, Inc. and Subsidiaries

Consolidated Statements of Changes In Redeemable Preferred Stock and Stockholders’ Equity (Deficit)

For the years ended December 31, 2020 and 2019

	Redeemable Preferred Stock		Stockholders’ Equity (Deficit)
	Series A-2A Redeemable Preferred Stock		Series A Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-2A Preferred Stock		Series B Preferred Stock		Common stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	3,333,333	$9,999,999	6,615,000	$662	2,525,800	$253	4,039,963	$404	—	$—	—	$—	35,216,000	$3,522	$25,115,498	$(23,115,904)	$2,004,435
Issuance of preferred stock in private offerings, net of issuance cost of $23,852	—	—	—	—	—	—	—	—	—	—	1,236,786	124	—	—	4,304,776	—	4,304,900
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	371,388	—	371,388
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,986,289)	(8,986,289)

Balance at December 31, 2019	3,333,333	$9,999,999	6,615,000	$662	2,525,800	$253	4,039,963	$404	—	$—	1,236,786	$124	35,216,000	$3,522	$29,791,662	$(32,102,193)	$(2,305,566)

Issuance of preferred stock in private offerings, net of issuance cost of $87,949	—	—	—	—	—	—	—	—	—	—	2,853,754	285	—	—	9,899,921	—	9,900,206
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,295,423	—	1,295,423
Termination of redemption feature	(3,333,333)	(9,999,999)	—	—	—	—	—	—	3,333,333	333	—	—	—	—	9,999,666	—	9,999,999
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	20,117,773	20,117,773

Balance at December 31, 2020	—	$—	6,615,000	$662	2,525,800	$253	4,039,963	$404	3,333,333	$333	4,090,540	$409	35,216,000	$3,522	$50,986,672	$(11,984,420)	$39,007,835

See accompanying notes to the consolidated financial statements.

SAB Biotherapeutics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31, 2020	Year ended December 31, 2019
Cash flows from operating activities:
Net income (loss)	$20,117,773	$(8,986,289)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	383,142	197,210
Amortization of right-of-use assets	165,036	126,197
Stock-based compensation expense	1,295,423	371,388
Gain (loss) on sale of equipment	(2,252)	421
Changes in operating assets and liabilities
Accounts receivable	(17,750,762)	(2,562,909)
Prepaid expenses	(1,151,130)	(45,512)
Right-of-use assets – operating lease	215,122	(10,848)
Deferred income	100,000	—
Due to related party	10,528	(6,353)
Accounts payable	5,211,593	1,555,046
Accrued interest	—	3,580
Accrued expense and other current liabilities	1,410,324	143,628

Net cash provided by (used in) operating activities	10,004,795	(9,214,440)

Cash flows from investing activities:
Proceeds from the sale of equipment	9,000	—
Purchases of equipment	(12,731,702)	(608,748)

Net cash used in investing activities	(12,722,702)	(608,748)

Cash flows from financing activities:
Proceeds from sale of preferred stock, net of debt issuance costs	9,900,206	4,304,900
Proceeds from Paycheck Protection Program SBA Loan	661,612	—
Payments on related party notes payable	(1,364,644)	(405,112)
Payments of notes payable	(32,506)	(74,876)
Principal payments on finance lease	(182,347)	(143,284)

Net cash provided by financing activities	8,982,321	3,681,628

Net increase (decrease) in cash and cash equivalents	6,264,414	(6,141,560)

Cash and cash equivalents
Beginning of year	6,345,969	12,487,529

End of year	$12,610,383	$6,345,969

Supplemental disclosures
Cash paid for interest	$469,151	$428,476
Supplemental information on non-cash investing and finance activities:
Right-of-use assets obtained in exchange for operating lease liabilities	$1,773,135	$1,979,801
Right-of-use assets obtained in exchange for financing lease liabilities	$—	$198,512

See accompanying notes to the consolidated financial statements.

SAB BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Nature of Business

SAB Biotherapeutics, Inc. (“SAB” or the “Corporation”) is a clinical-stage biopharmaceutical company focused on the development and commercialization of a portfolio of products from its proprietary immunotherapy platform to produce fully targeted human polyclonal antibodies, without using human plasma or serum. SAB’s novel DiversitAb platform enables the production of large amounts of targeted human polyclonal antibodies, leveraging transchromosomic cattle (Tc Bovine™) that have been genetically designed to produce human antibodies (immunoglobulin G) in response to an antigen. Animal antibodies have been made in rabbits, sheep and horses.

The COVID-19 pandemic continues to evolve, and the extent to which it may impact the Corporation’s business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. The Corporation is following, and will continue to follow, recommendations from the United States Centers for Disease Control and Prevention, as well as federal, state, and local governments. To date, the Corporation has not experienced material business disruptions, but it cannot be certain of the future impact of the COVID-19 pandemic on its business and consolidated financial statements.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in preparation of the accompanying consolidated financial statements is set forth below.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Corporation’s financial position for the years presented.

Principles of consolidation

The accompanying consolidated financial statements include the results of the Corporation and its wholly owned subsidiaries, SAB Capra, LLC and Aurochs, LLC. Intercompany balances and transactions have been eliminated in consolidation.

Significant risks and uncertainties

The Corporation’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to, the results of research and development efforts, clinical trial activities of the Corporation’s product candidates, the Corporation’s ability to obtain regulatory approval to market its product candidates, competition from products manufactured and sold or being developed by other companies, and the Corporation’s ability to raise capital.

The Corporation currently has no commercially approved products and there can be no assurance that the Corporation’s research and development will be successfully commercialized. Developing and commercializing a product requires significant time and capital and is subject to regulatory review and approval as well as competition from other biotechnology and pharmaceutical companies. The Corporation operates in an environment of rapid change and is dependent upon the continued services of its employees and obtaining and protecting intellectual property.

SAB BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Funding from government grants is not guaranteed to cover all costs, and additional funding may be needed to cover operational costs as we move forward to with our efforts to develop a commercially approved product.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the financial statements. The Corporation has used significant estimates in its determination of stock-based compensation assumptions, determination of the fair value of the Corporation’s common stock, determination of the incremental borrowing rate (“IBR”) used in the calculation of the Corporation’s right of use assets and lease liabilities, and the valuation allowance on deferred tax assets. Actual amounts realized may differ from these estimates.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid instruments, consisting of money market accounts and short-term investments with original maturities at the date of purchase of 90 days or less.

Accounts receivable

Accounts receivable are carried at original invoice amount, less an allowance for doubtful accounts. The Corporation estimates an allowance for doubtful accounts for potential credit losses that are expected to be incurred, based on management’s assessment of the collectability of specific accounts, the aging of the accounts receivable, historical information and other currently available evidence. Receivables are written off when deemed uncollectible. To date, no receivables have been written off. The allowance for doubtful accounts was $0 as of December 31, 2020 and 2019.

Concentration of credit risk

The Corporation maintains its cash and cash equivalent balances in the form of business checking accounts and money market accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality federally insured financial institutions.

The Corporation received approximately 96% and 85% of its total revenue through grants from government organizations during the years ended December 31, 2020 and 2019, respectively, and 4% and 12% of its total revenue through a grant from a non-government organization during the years ended December 31, 2020 and 2019, respectively.

Lease liabilities and right-of-use assets

The Corporation is party to certain contractual arrangements for equipment, lab space, and an animal facility, which meet the definition of leases under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 842, Leases (“ASC 842”). In accordance with ASC 842, the Corporation has, as of January 1, 2018 (the date of adoption), recorded right-of-use assets and related lease liabilities for the present value of the lease payments over the lease terms. The Corporation utilized the practical expedient regarding lease and non-lease components and has combined such items into a single combined component. The Corporation’s IBR was used in the calculation of its right of use assets and lease liabilities.

SAB BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and development expenses

Expenses incurred in connection with research and development activities are expensed as incurred. These include licensing fees to use certain technology in the Corporation’s research and development projects, fees paid to consultants and various entities that perform certain research and testing on behalf of the Corporation, and expenses related to salaries, benefits, and stock-based compensation granted to employees in research and development functions.

During 2020 and 2019, the Corporation had contracts with multiple contract research organizations (“CRO”) to complete studies as part of research grant agreements. In the case of SAB-185, the CRO has been contracted and paid by the US government. For SAB-176, PPD Development, LP acting as the CRO oversaw the Phase 1 safety study. The terms of that agreement are subject to confidentiality, and the status of the agreement is that it is current, in good standing and approximately 90% of the contract has been paid through June 17, 2021. SAB has also contracted with hVIVO Services Limited to conduct the Phase 2a influenza study on SAB-176. The terms of that agreement are subject to confidentiality, and the status of the agreement is that it is current, in good standing and approximately 35% of the contract has been paid through June 17, 2021.

Equipment

The Corporation records equipment at cost less depreciation. Depreciation is calculated using straight-line methods over the following estimated useful lives:

Animal facility equipment	7 years
Laboratory equipment	7 years
Leasehold improvements	Shorter of asset life or lease term
Office furniture & equipment	5 years
Vehicles	5 years

Repairs and maintenance expenses are expensed as incurred.

Impairment of long-lived assets

The Corporation reviews the recoverability of long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. If necessary, the Corporation compares the estimated undiscounted future net cash flows to the related asset’s carrying value to determine whether there has been an impairment. If an asset is considered impaired, the asset is written down to fair value, which is based either on discounted cash flows or appraised values in the period the impairment becomes known. The Corporation believes that long-lived assets are recoverable, and no impairment was deemed necessary, during the years ended December 31, 2020 and 2019.

Stock-based compensation

FASB ASC Topic 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee and non-employee services are acquired. The Corporation recognizes compensation cost relating to stock-based payment transactions using a fair-value measurement method, which requires all stock-based payments to employees, directors, and non-employee consultants, including grants of stock options, to be recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. The Corporation determines the fair value of stock-based awards using the Black-Scholes option-pricing model, which uses both historical and current market data to estimate fair value. The method incorporates various assumptions, such as the value of the underlying

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common stock, the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. For awards with performance-based vesting criteria, the Corporation estimates the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. No awards may have a term in excess of ten years. Forfeitures are recorded when they occur.

Income taxes

Deferred income taxes reflect future tax effects of temporary differences between the tax and financial reporting basis of the Corporation’s assets and liabilities measured using enacted tax laws and statutory tax rates applicable to the periods when the temporary differences will affect taxable income. When necessary, deferred tax assets are reduced by a valuation allowance, to reflect realizable value, and all deferred tax balances are reported as long-term on the consolidated balance sheet. Accruals are maintained for uncertain tax positions, as necessary.

The Corporation uses a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The Corporation has elected to treat interest and penalties related to income taxes, to the extent they arise, as a component of income taxes.

Revenue recognition

The Corporation’s revenue is primarily generated through grants from government and other (non-government) organizations.

Grant revenue is recognized during the period that the research and development services occur, as qualifying expenses are incurred or conditions of the grants are met. The Corporation concluded that payments received under these grants represent conditional, nonreciprocal contributions, as described in ASC 958, Not-for-Profit Entities, and that the grants are not within the scope of ASC 606, Revenue from Contracts with Customers, as the organizations providing the grants do not meet the definition of a customer. Expenses for grants are tracked by using a project code specific to the grant, and the employees also track hours worked by using the project code.

Comprehensive income (loss)

The Corporation had no items of comprehensive income (loss) other than its net income (loss).

Litigation

From time to time, the Corporation is involved in legal proceedings, investigations and claims generally incidental to its normal business activities. In accordance with U.S. GAAP, the Corporation accrues for loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal costs in connection with loss contingencies are expensed as incurred.

Earnings per share

In accordance with ASC 260, Earnings per Share (“ASC 260”), basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common stock outstanding during the period. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted-average number of common stock outstanding for the period including potential dilutive common shares such as stock options.

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In 2019, the Corporation issued shares of preferred stock, which it determined qualified as participating securities, as defined in ASC 260. Under ASC 260, securities are considered participating securities if the securities may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. In accordance with ASC 260, a company is required to use the two-class method when computing net income (loss) per share when a company has securities that qualify as participating securities. The two-class method is an earnings allocation formula that determines net income (loss) per share for each class of common stock and participating security according to dividends declared (accumulated) and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to share in the earnings as if all income (loss) for the period had been distributed. Participating securities are included in the computation of basic net income (loss) per share using the two-class method. Under the two-class method, basic net income (loss) per share is computed by dividing net income (loss) attributable to the shareholders of the Corporation attributable to common stockholders by the weighted-average common shares outstanding during the period. Diluted net income (loss) per share for the Corporation’s common stock is computed using the more dilutive of the two-class method or the if-converted method.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Corporation’s business activities are organized into one reportable segment, as only the Corporation’s operating results in their entirety are regularly reviewed by the Corporation’s chief operating decision maker to make decisions about resources to be allocated and to assess performance.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The following fair value hierarchy classifies the inputs to valuation techniques that would be used to measure fair value into one of three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

As of December 31, 2020 and 2019, the Corporation does not have any assets and liabilities that are recorded at fair value on a recurring basis.

The Corporation believes that the carrying amounts of its cash and cash equivalents, accounts receivable, and debt approximate their fair values due to their near-term maturities.

Common stock valuations

The Corporation is required to periodically estimate the fair value of its common stock with the assistance of an independent third-party valuation expert when issuing stock options and computing its estimated stock-based compensation expense. The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of significant levels of management judgment.

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In order to determine the fair value of its common stock, the Corporation considered, among other items, previous transactions involving the sale of the Corporation’s securities, the Corporation’s business, financial condition and results of operations, economic and industry trends, the market performance of comparable publicly traded companies, and the lack of marketability of the Corporation’s common stock.

Reclassification

The prior period amount of $3.4 million related to grant revenue was reclassified from other income to grant revenue on the consolidated statements of operations, as the services performed under the grants were consistent with the Corporation’s ongoing major or central operations during the year ended December 31, 2020, and the reclassification conforms the prior period presentation to the current period presentation. The reclassification had no effect on the prior period net loss or total stockholder’s deficit.

(3) New accounting standards

Recently-adopted standards

In July 2019, the FASB issued Accounting Standards Update (“ASU”) 2019-07, Codification Updates to SEC Sections – Amendments to SEC Paragraphs Pursuant to SEC Final Rule Releases No. 33-10532, Disclosure Update and Simplification, and Nos. 33-10231 and 33-10442, Investment Company Reporting Modernization, and Miscellaneous Updates (SEC Update), which clarifies or improves a variety of ASC disclosure and presentation requirements by aligning them with the regulations of the United States Securities and Exchange Commission (“SEC”), thereby eliminating redundancies and making the codification easier to apply. The guidance was effective upon issuance. The adoption did not have a material impact on the Corporation’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements by removing, modifying, or adding certain disclosures. The guidance was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption was permitted. The Corporation adopted the guidance as of January 1, 2020. The adoption did not have a material impact on the Corporation’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-08, Not-for-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made, which clarifies and improves the scope and the accounting guidance for contributions received and contributions made. The guidance should assist entities in: (1) evaluating whether transactions should be accounted for as contributions (nonreciprocal transactions) within the scope of ASC 958 or as exchange (reciprocal) transactions subject to other guidance; and (2) determining whether a contribution is conditional. Distinguishing between contributions and exchange transactions determines which guidance is applied. For resource recipients, ASU 2018-08 was effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption was permitted. The Corporation adopted the guidance as of January 1, 2019. The adoption did not have a material impact on the Corporation’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of accounting for share-based payment arrangements to include share-based payment transactions for acquiring goods and services from nonemployees. The guidance was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption was permitted. The Corporation adopted the guidance as of

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January 1, 2019, on a prospective basis. The adoption did not have a material impact on the Corporation’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes may result in earlier recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which narrowed the scope and changed the effective date for non-public entities for ASU 2016-13. The FASB subsequently issued supplemental guidance, including ASU No. 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief (‘‘ASU 2019-05’’). ASU 2019-05 provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost. For public entities that are SEC filers, excluding entities eligible to be smaller reporting companies, ASU 2016-13 was effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption was permitted. The Corporation adopted the guidance as of January 1, 2020. The adoption did not have a material impact on the Corporation’s consolidated financial statements.

Standards issued not yet adopted

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing major separation models required under current GAAP. The guidance removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for such exception and simplifies the diluted earnings per share calculation in certain areas. The guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted in annual reporting periods ending after December 15, 2020. The Corporation is currently evaluating its adoption of the guidance and the impact that the guidance may have on its consolidated financial statements. The Corporation believes that the adoption of the guidance will not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC Topic 740, Income Taxes (“ASC 740”) and by clarifying and amending existing ASC 740 guidance. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2020. Early adoption is permitted. The Corporation is currently evaluating its adoption of the guidance and the impact that the guidance may have on its consolidated financial statements. The Corporation believes that the adoption of the guidance will not have a material impact on its consolidated financial statements.

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(4) Revenue

During the years ended December 31, 2020 and 2019, the Corporation worked on the following grants:

Government grants

The total revenue for government grants was approximately $52,800,000 and $2,900,000 respectively, for the years ended December 31, 2020 and 2019.

National Institute of Health – National Institute of Allergy and Infectious Disease (“NIH-NIAID”) (Federal Award #1R44AI117976-01A1) – this grant was for $1.4 million and started in September 2019 through August 2021. For 2020 and 2019, there was approximately $228,000 and $343,000, respectively, in grant income recognized from this grant. Approximately $850,000 in funding remains for this grant for 2021.

NIH-NIAID (Federal Award #1R41AI131823-02) – this grant was for approximately $1.5 million and started in April 2019 through March 2021. For 2020 and 2019, approximately $99,000 and $97,000 respectively, in grant income was recognized from this grant. Approximately $1.1 million in funding remains for this grant for 2021.

NIH-NIAID through Geneva Foundation (Federal Award #1R01AI132313-01, Subaward #S-10511-01) – this grant was for approximately $2.7 million and started in August 2017 through July 2021. For 2020 and 2019, there was approximately $351,000 and $261,000, respectively, in grant income recognized from this grant. Approximately $1.6 million in funding remains for this grant for 2021.

Department of Defense, Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense Enabling Biotechnologies (“JPEO”) through Advanced Technology International – this grant was for a potential of $25 million, awarded in stages starting in August 2019 and with potential stages running through February 2023. Additional contract modifications were added to this contract in 2020 for work on a COVID therapeutic, bringing the contract total to $143 million. For 2020 and 2019, approximately $52.1 million and $2.2 million, respectively, in grant income recognized from this grant. Approximately $88.8 million in funding remains for this grant for 2021.

The grants for the JPEO contract are cost reimbursement agreements, with reimbursement of our direct research and development expense (labor and consumables) with an overhead charge (based on actual, reviewed quarterly) and a fixed fee (9%). However, a portion of the funding ($12 million in 2020) from this contract was for capacity building, including funding for equipment and facilities. A majority of this was for a 200L purification suite and two production barns, which are in locations that are currently leased by the corporation. While the government and SAB have agreed to negotiate in good faith to afford government access to this equipment, the corporation is allowed to use this equipment for any project. As a majority of the value is in leasehold improvements (and therefore cannot be returned to the government), the corporation is treating the assets as company owned, and recognized the proceeds from the reimbursement as revenue. Therefore, revenue significantly exceeded research and development, as there is no research and development cost to offset this $12 million in revenue.

Other grants (non-government)

The total revenue for other grants (non-government) was approximately $2.4 million and $500,000 respectively, for the years ended December 31, 2020 and 2019.

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CSL Behring – there were three contracts for a combined $2.4 million that were started and completed in 2020. These contracts were related to research and development for a COVID-19 therapeutic ($2 million) and two other targets ($400,000).

Battelle Memorial Institute – this contract was for approximately $2.0 million, starting in April 2018 through January 2019. For 2019, there was $400,000 in income recognized from this contract, and the work for this contract was completed as of December 31, 2019.

Henry Jackson Foundation – this contract was for $250,000, starting in September 2018 through May 31, 2019. For 2019, there was $51,000 in income recognized from this contract, and the work for this contract was completed as of December 31, 2019.

(5) Earnings per share

The following table sets forth the allocation of net income attributable to the Corporation’s shareholders for the year ended December 31, 2020 under the two-class method:

Net income attributable to the Corporation’s shareholders	$20,117,773
Net income attributable to the Corporation’s shareholders applicable to preferred stock	7,134,840

Net income attributable to the Corporation’s shareholders applicable to common stock	$12,982,933

The following table reconciles the weighted-average common shares outstanding used in the calculation of basic earnings per share (“EPS”) to the weighted-average common shares outstanding used in the calculation of diluted EPS for the year ended December 31, 2020:

Determination of shares:
Weighted-average common shares outstanding – basic	35,216,000
Assumed conversion of preferred stock	19,353,143
Dilutive effect of equity awards	3,482,471

Weighted-average common shares outstanding – diluted	58,051,614

The following table presents the calculation of basic and diluted EPS for the Corporation’s common stock for the year ended December 31, 2020:

Calculation of basic EPS attributable to the Corporation’s shareholders
Net income attributable to the Corporation’s shareholders applicable to common stock	$12,982,933
Weighted-average common shares outstanding – basic	35,216,000
Basic EPS	$0.37
Calculation of diluted EPS attributable to the Corporation’s shareholders
Net income attributable to the Corporation’s shareholders	$20,117,773
Weighted-average common shares outstanding – diluted	58,051,614
Diluted EPS	$0.35

Since the Corporation reported a net loss for 2019, it was required by ASC 260 to use basic weighted-average common shares outstanding when calculating diluted net loss per share for the year ended December 31, 2019, as the potential common shares are antidilutive. In addition, since the Corporation reported a loss from operations for the year ended December 31, 2019, the shares of preferred stock were not deemed to be participating

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securities for the year ended December 31, 2019, pursuant to ASC 260. The Corporation’s participating securities contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in losses of the Corporation.

In 2019, the Corporation issued shares of preferred stock, which it determined qualified as participating securities, as defined in ASC 260. Under ASC 260, securities are considered participating securities if the securities may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. In accordance with ASC 260, a company is required to use the two-class method when computing net income (loss) per share when a company has securities that qualify as participating securities. The two-class method is an earnings allocation formula that determines net income (loss) per share for each class of common stock and participating security according to dividends declared (accumulated) and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to share in the earnings as if all income (loss) for the period had been distributed. Participating securities are included in the computation of basic net income (loss) per share using the two-class method. Under the two-class method, basic net income (loss) per share is computed by dividing net income (loss) attributable to the shareholders of the Corporation attributable to common stockholders by the weighted-average common shares outstanding during the period. Diluted net income (loss) per share for the Corporation’s common stock is computed using the more dilutive of the two-class method or the if-converted method.

Options to purchase 6,748,250 shares and 17,750,882 shares of preferred stock were outstanding during the year ended December 31, 2019 but were not included in the computation of diluted net loss per share because their impact was antidilutive.

Net loss attributable to the Corporation’s shareholders	$8,986,289
Weighted-average common shares outstanding – basic and diluted	35,216,000
Loss per common share – basic and diluted	$(0.26)

(6) Equipment

As of December 31, 2020 and 2019, the Corporation’s equipment was as follows:

	2020	2019
Laboratory equipment	$5,205,346	$1,740,088
Animal facility	3,371,125	1,459,459
Animal facility equipment	1,003,629	540,000
Construction-in-progress	6,729,673	83,966
Leasehold improvements	185,971	34,285
Vehicles	96,693	22,710
Office furniture and equipment	20,219	11,347

Less: accumulated depreciation and amortization	1,767,186	1,388,197

Property, plant and equipment net	$14,845,470	$2,503,658

Depreciation and amortization expense for the years ended December 31, 2020 and 2019 was $383,142 and $197,210, respectively.

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All tangible personal property with a useful life of at least three years and a unit acquisition cost of $5,000 or more will be capitalized and depreciated over its useful life using the straight-line method of depreciation. The Corporation will expense the full acquisition cost of tangible personal property below these thresholds in the year of purchase. The basis of accounting for depreciable fixed assets is acquisition cost and any additional expenditures required to make the asset ready for use. The carrying amount at the balance sheet date of long-lived assets under construction-in-progress includes assets purchased, constructed, or being developed internally that are not yet in service. Depreciation commences when the assets are placed in service.

The Corporation has several ongoing construction projects related to the expansion of its operating capacity. As of December 31, 2020 and December 31, 2019, the Corporation’s construction-in-progress was as follows:

	2020	2019
200L commercial facility	$4,148,113	$—
200L commercial facility equipment	486,381	—
New animal barn (#6)	1,551,167	—
New office space (at Headquarters)	477,907	—
Other	66,105	83,966

Total construction-in-progress	$6,729,673	$83,966

The 200L commercial facility and 200L commercial facility equipment are expected to be complete by the end of the third quarter of 2021. Construction of the new animal barn (#6) is expected to be completed in July 2021. Construction of the new office space (at Headquarters) is expected to be complete by the end of August 2021.

(7) Leases

The Corporation has an operating lease for lab space from Sanford Health (a related party), under a lease that started in June 2014 and ran through June 2019, at which time the lease was amended to run through August 2024. This lease can be terminated with 30 days advance written notice. The lease is for $58,496 per month. The operating lease does not include an option to extend beyond the life of the current term. The lease does not provide an implicit rate, and, therefore, the Corporation used an IBR of 4.77% as the discount rate when measuring the operating lease liability. The Corporation estimated the incremental borrowing rate based upon comparing interest rates available in the market for similar borrowings and the credit quality of the Corporation.

The Corporation entered into a lease for office, laboratory, and warehouse space in November 2020. This lease has a 3-year term, with options to extend for 3 additional periods of 3 years each. The options were not included in the right of use calculation as it is unclear as to whether or not the location will meet the Corporation’s requirements beyond the next three years. The lease cost is $28,716 per month. The Corporation used an IBR of 4.69% as the discount rate when measuring the operating lease liability. The Corporation estimated the incremental borrowing rate based upon comparing interest rates available in the market for similar borrowings and the credit quality of the Corporation.

The Corporation entered into a lease for barn space for the housing of goats in April 2020. This lease has a 2-year term, with automatic renewals for a one-year period after the initial term expires until either party terminates. The options were not included in the right of use calculation, as the goat project is mostly funded by government grants, and those grants do not currently extend beyond the initial lease term. The lease cost is $665 per month for the first year, then $678 per month for the second year. The Corporation used an IBR of 4.08% as the discount rate when measuring the operating lease liability. The Corporation estimated the incremental borrowing rate based upon comparing interest rates available in the market for similar borrowings and the credit quality of the Corporation.

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The Corporation has the following finance leases:

•

In December 2018, the Corporation entered into a finance lease with Dakota Ag Properties for a new animal facility which includes the surrounding land. The facility and the land have been accounted for as separate lease components. The lease is based upon payback of $4,000,000 in construction costs, with a 20-year term at an interest rate of 8%. The monthly payment for this lease is $33,458. The Corporation has the option to purchase the asset at any time during the term of the lease for the balance of the unamortized lease payments.

•

In December 2018, the Corporation entered into an equipment lease for a 12,000-gallon propane tank that is located on the Corporation’s animal facility. The lease is for five years with an annual payment of $8,199. The Corporation has the option to purchase the asset at any time during the term of the lease for the balance of the unamortized lease payments.

•

In July 2018, the Corporation entered into a lease agreement with a bank, for a ruby cell analyzer. The lease agreement is for a five-year term. The monthly payment for this lease is $807. The Corporation has the option to purchase the asset at the end of the lease for $1.

•

In March 2019, the Corporation entered into two lease agreements for laboratory equipment. The leases are each for a 3-year term and a combined monthly payment of $5,956. Both leases have a $1 purchase option at the end of the lease term.

The lease agreements do not require material variable lease payments, residual value guarantees or restrictive covenants.

The amortizable lives of the operating lease assets are limited by their expected lease terms. The amortizable lives of the finance lease assets are limited by their expected lives, as the Corporation intends to exercise the purchase options at the end of the leases. The following is the estimated useful lives of the finance lease assets:

Animal Facility	40 years
Equipment	3 –7 years
Land	Indefinite

The Corporation’s weighted-average remaining lease term and weighted-average discount rate for operating and finance leases as of December 31, 2020 are:

	Operating	Finance
Weighted-average remaining lease term	3.43 years	17.61 years
Weighted-average discount rate	4.75%	7.96%

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The table below reconciles the undiscounted future minimum lease payments under non-cancelable leases with terms of more than one year to the total lease liabilities recognized on the consolidated balance sheet as of December 31, 2020:

	Operating	Finance
2021	$1,053,891	$490,848
2022	1,048,573	444,928
2023	989,107	406,339
2024	467,968	401,496
2025	—	401,496
Thereafter	—	5,185,990

Undiscounted future minimum lease payments	3,559,539	7,331,097
Less: Amount representing interest
payments	(262,497)	(3,212,826)

Total lease liabilities	3,297,042	4,118,271
Less current portion	(924,265)	(194,717)

Noncurrent lease liabilities	$2,372,777	$3,923,554

Operating lease expense was approximately $710,000 and $373,000, respectively, for the years ended December 31, 2020 and 2019. Operating lease costs are included within research and development expenses on the consolidated statements of operations.

Finance lease costs for the years ended December 31, 2020 and 2019 included approximately $163,000 and $140,000, respectively, in right-of-use asset amortization and approximately $445,000 and $316,000, respectively, of interest expense. Finance lease costs are included within research and development expenses on the consolidated statements of operations.

Cash payments under operating and finance leases were approximately $564,000 and $491,000, respectively, for the year ended December 31, 2020. Cash payments under operating and finance leases were approximately $327,000 and $491,000, respectively, for the year ended December 31, 2019.

(8) Accrued Expenses and Other Current Liabilities

As of December 31, 2020 and 2019, accrued expenses and other current liabilities consisted of the following:

	2020	2019
Accrued vacation	$438,936	$248,722
Accrued payroll	314,451	143,210
Accrued construction-in-progress	637,776	—
Accrued lab supplies	301,989	18,837
Accrued project consulting	120,744	5,352
Other accrued expenses	90,982	78,433

	$1,904,878	$494,554

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(9) Debt

Note payable, related party

On February 24, 2016, the Corporation entered into a loan agreement with Christiansen Land and Cattle, Ltd. (“CLC”), a related party, for a $3.0 million revolving line of credit secured by a blanket security interest in the assets of the Corporation.

The Corporation borrowed $2.5 million from the line of credit in 2016, and $350,000 in 2017. The line of credit bears a fixed rate per annum of 6% compounded annually. The initial agreement was based upon repayment following a significant capital event – closing of equity or debt financing with total proceeds to the Corporation of $15 million or more or one year from the agreement date, whichever occurred first. The agreement was amended in August 2018 to extend the repayment timeframe to August 31, 2019. The first payment to repay this loan was made on August 31, 2018 ($1.0 million payment). Additional voluntary payments were being made at the rate of $30,000 per month. In August 2019, the agreement was amended to extend the maturity date to the earlier of August 31, 2020 or the occurrence of a significant capital event, as defined above. The note payable balance as of December 31, 2019 was $1,364,644, which included accrued interest of $3,580. In July 2020, the note payable was paid in full.

Notes payable

On November 15, 2017, the Corporation entered into a loan agreement with a bank, for the financing of an ultrasound machine for $18,997. The agreement was for a four-year term, with monthly payments of $440. The note payable had a balance as of December 31, 2019 of $9,203 and was paid off in full in September 2020.

In December 2017, the Corporation entered into two loan agreements with a financial institution. One agreement was for the purchase of a tractor for $116,661 at a 3.6% interest rate, and a second agreement for the purchase of a trailer, truck, scale, and chute for $47,721 at a 5.9% interest rate. The loan for the tractor included annual payments of $25,913 for the next five years starting in December 2018. The loan for the trailer, truck, scale, and chute included monthly payments of $920 for five years starting in January 2018 through December 2022. During 2019, the trailer, truck, scale, and chute loan was paid in full. The tractor loan balance as of December 31, 2020 and 2019 was $49,156 and $72,459, respectively.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief and Economic Security Act (“CARES Act”). In April 2020, the Corporation entered into a loan agreement (the “PPP Loan”) with First Premier Bank under the Paycheck Protection Program (the “PPP”), which is part of the CARES Act administered by the United States Small Business Administration (“SBA”). As part of the application for these funds, the Corporation, in good faith, certified that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Corporation. The certification further requires the Corporation to take into account its current business activity and its ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. Under the PPP, the Corporation received proceeds of approximately $661,612. In accordance with the requirements of the PPP, the Corporation utilized the proceeds from the PPP Loan primarily for payroll costs. The PPP Loan has a 1.00% interest rate per annum, matures in April 2022 and is subject to the terms and conditions applicable to loans administered by the SBA under the PPP. Under the terms of PPP, all or certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses, as described in the CARES Act. The Corporation recorded the entire amount of the PPP Loan as debt. Under the terms of the PPP Loan, monthly payments of principal and interest were due to commence November 1, 2020, however, the SBA is deferring loan payments for borrowers who apply for loan forgiveness until the SBA remits the borrower’s loan forgiveness amount to the lender. No payments were made in 2020, and an application for forgiveness of the loan was completed.

SAB BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The future loan payments are as follows:

Note Payable
2021	$538,731
2022	172,037

Total	$710,768

Please refer to Note 17, Subsequent Events, for additional information.

(10) Preferred Stock

In August 2019, the Corporation’s Certificate of Incorporation was amended to authorize the Corporation to issue 50,000,000 shares of preferred stock, of which 6,615,000 shares are designated as Series A preferred stock, 2,525,800 shares are designated as series A-1 preferred stock, 4,039,963 shares are designated as series A-2 preferred stock, 3,333,333 shares are designated as series A-2A preferred stock, and 8,571,429 shares are designated as series B preferred stock. The carrying value of Series A preferred stock is $1 per share, Series A-1 $1.88 per share, Series A-2 & A-2A $3.00 per share, and Series B $3.50 per share.

The preferred stock is entitled to receive noncumulative dividends in preference to any dividend on the common stock when, as, and if declared by the Corporation’s board of directors. The holders of the preferred stock also are entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted basis.

Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock that it could be converted into. As long as there are 8,000,000 shares of preferred stock outstanding, the vote or written consent of the holder of the majority of the outstanding preferred stock (all series voting as a single class) is required to approve any amendment of the certificate of incorporation that changes voting, preferences or privileges or restrictions of the preferred stock.

In the event of liquidation or winding up of the Corporation, the preferred stockholders also are entitled to receive in preference to the holders of the common stock the greater of: a) a per share amount equal to their respective original purchase price plus any declared but unpaid dividends (the “Liquidation Preference”); or b) the amount to be paid on the common stock on an as-if-converted basis. The remaining assets would be distributed to the common stockholders.

The holders of preferred stock have the right to convert the preferred stock into common stock, at any time, utilizing the then- effective conversion rate. The effective conversion rate as of December 31, 2020 and 2019 was 1:1. All preferred shares are automatically converted into common shares utilizing the then effective preferred conversion rate upon: a) the closing of the Corporation’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, covering the sale of the Corporation’s common stock if gross proceeds are at least $20,000,000 and the Corporation’s shares have been listed on a stock exchange, as defined; or b) the election of the holders of a majority of the outstanding shares of preferred stock.

With any change of control of the Corporation or financing, the preferred stockholders must approve through majority vote any such change in control or financing event approved by the board of directors or the majority of the common stockholders. The preferred stock contains certain anti-dilution provisions, as defined.

SAB BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition to the rights described above, series A-2A preferred stock was redeemable at a price equal to $5 per preferred share at the option of the investor at any time during the redemption period, which was scheduled to commence in August 2022 and end in August 2023. As a result of the redemption feature, the Corporation classified the series A-2A preferred stock as mezzanine equity as of December 31, 2019. However, the redemption feature was terminated during 2020, and the series A-2A preferred stock was reclassified from mezzanine equity to permanent equity.

In 2019, 1,236,786 shares of series B preferred stock were sold in a private offering with gross proceeds of $4,328,752. In 2020, 2,853,754 shares of series B preferred stock were sold in a private offering with gross proceeds of $9,988,155. The debt issuance costs associated with the offering of the preferred stock were $87,949 in 2020 and $23,852 in 2019. The series B preferred stock bears all of the same rights described above, with the exception of the additional rights for the series A-2A preferred stock.

(11) Stock Option Plan

On August 5, 2014, the Corporation approved a stock option grant plan (the “Plan”) for employees, directors, and non-employee consultants, which provides for the issuance of options to purchase common stock. The total shares authorized under the plan was originally 8,000,000; however, during 2019, the Plan was amended to increase the total shares authorized under the plan to 16,000,000.

Vesting of the stock options is based upon years of service (employment). As of December 31, 2020 and 2019, 6,882,575 and 6,021,528 stock options, respectively, were vested and exercisable. None of the vested stock options were exercised as of December 31, 2020 and 2019. As of December 31, 2020, the aggregate intrinsic value of stock options outstanding was $11,256,034, of which $1,315,588 was unvested and $9,940,446 was vested and exercisable.

The Corporation uses the Black Scholes model to estimate the fair value of the stock options granted. For stock options granted during the years ended December 31, 2020 and 2019, the Corporation utilized the following weighted-average assumptions: A risk free interest rate of 0.13% and 1.58%, respectively; expected term of 6.25 years (both years); expected dividend yield of 0% (both years); and a volatility factor of 106.1% and 102.9%, respectively. There were no forfeitures or expirations during the years ended December 31, 2020 and 2019.

The expected term of the stock options was estimated using the “simplified” method, as defined by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment. The volatility assumption was determined by examining the historical volatilities for industry peer companies, as the Corporation does not have sufficient trading history for its common stock. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the options. The dividend assumption is based on the Corporation’s history and expectation of dividend payouts. The Corporation has never paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Therefore, the Corporation has assumed no dividend yield for purposes of estimating the fair value of the options.

SAB BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock option activity for employees and non-employees under the Plan for the years ended December 31, 2020 and 2019 was as follows:

	Options	Weighted Average Fair Value	Weighted Average Exercise Price
Balance, December 31, 2018	6,516,250	$0.35	$0.38
Granted	232,000	$1.01	$1.04
Balance, December 31, 2019	6,748,250	$0.38	$0.41
Granted	2,067,742	$1.60	$1.25

Balance, December 31, 2020	8,815,992	$0.62	$0.60

Unvested at December 31, 2020	1,933,417	$1.44	$1.20
Vested and exercisable at December 31, 2020	6,882,575	$0.39	$0.44

Total unrecognized compensation cost related to non-vested stock options as of December 31, 2020 was approximately $2,592,025 and is expected to be recognized within future operating results over a weighted-average period of 2.37 years. As of December 31, 2020, the weighted-average contractual term of the options outstanding was approximately 5.94 years. As of December 31, 2020, the weighted-average contractual term of the vested options was approximately 4.99 years. During the years ended December 31, 2020 and 2019, 861,047 shares and 636,530 shares, respectively, vested.

Stock-based compensation expense for the years ended December 31, 2020 and 2019 was as follows:

	2020	2019
Research and development	$635,824	$150,773
General and administrative	659,599	220,615

Total	$1,295,423	$371,388

(12) Income Taxes

Net deferred tax assets as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$2,659,082	$6,438,409
Stock-based compensation	600,592	328,553
Vacation accrual	84,553	45,128
Lease Liability	727,587	467,139

Total deferred tax assets	4,071,814	7,279,229

Less valuation allowance	(2,320,958)	(6,563,244)

Total deferred tax assets after valuation allowance	$1,750,856	$715,985

Deferred tax liabilities:
Operating lease Right of Use Asset	641,135	390,962
Depreciation and amortization	1,109,721	325,023

Total deferred tax liabilities	1,750,856	715,985

Net deferred tax asset/(liability)	$—	$—

SAB BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation between the Corporation’s effective tax rate and the statutory tax rate of 21% includes the following significant items: changes in the valuation allowance and permanent items including meals and entertainment. The rate reconciliation was as follows:

	2020		2019
Rate reconciliation:
Net income before tax	$20,117,773		$(8,986,289)

Federal income tax at statutory rate	4,224,732	21.00%	(1,887,121)	21.00%
Permanent items	918	-0.01%	2,144	-0.02%
Valuation allowance	(4,225,651)	-21.00%	1,884,977	-20.98%
Other	1	0.00%	—	0.00%

	$—	0.00%	$—	0.00%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical losses and the uncertainty of future taxable income over the periods which the Corporation will realize the benefits of its net deferred tax assets, management believes it is more likely than not that the Corporation will not fully realize the benefits on the balance of its net deferred tax asset and, accordingly, the Corporation has established a valuation allowance on it net deferred tax assets. The valuation allowance decreased by approximately $4,226,000 and increased by $1,885,000, respectively, for the years ended December 31, 2020 and December 31, 2019.

As of December 31, 2020, the Corporation had approximately $12,662,000 of federal net operating losses, which were generated after December 31, 2017 and can be carried forward indefinitely under the Tax Cuts and Jobs Act and may generally be used to offset up to 80% of future taxable income.

The Corporation has not completed a study to determine whether any ownership change per the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state provisions, has occurred. Utilization of the Corporation’s net operating loss carryforwards may be subject to substantial annual limitation due to ownership changes that may have occurred or that could occur in the future. These ownership changes may limit the amount of the net operating loss carryover that can be utilized annually to offset future taxable income. In general, an “ownership change”, as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders.

U.S. GAAP provides that the tax effects from uncertain tax positions can be recognized in the consolidated financial statements only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. As of December 31, 2020 and December 31, 2019, there were no uncertain tax provisions. There was no interest or penalties related to income taxes for the years ended December 31, 2020 and 2019, and there was no accrued interest or penalties associated with uncertain tax positions as of December 31, 2020 and December 31, 2019.

The Corporation files tax returns as prescribed by the laws of the jurisdictions in which it operates. In the normal course of business, the Corporation is subject to examination by federal and state jurisdictions, where applicable.

SAB BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation’s tax years are still open under the statute from 2017 to present. However, to the extent allowed by law, the taxing authorities may have the right to examine the period from 2015 through 2020 where net operating losses were generated and carried forward and make adjustments to the amount of the net operating loss carryforward amount. The Corporation is not currently under examination by federal or state jurisdictions.

As discussed in Note 9, Debt, on March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. It was determined the CARES Act did not materially impact the Corporation’s tax provision as of December 31, 2020.

(13) Related Party Transactions

The Corporation paid consulting fees to a board member, Christine Hamilton, who is also an owner, of $25,000 and $33,527, respectively, for the years ended December 31, 2020 and 2019. As of December 31, 2020 and 2019, there was $6,250 (both years) in accrued board member fees for this related party.

On an as needed basis, the Corporation engages Network Plus, LLC (owner is the spouse of an employee) for IT assistance and computer setups. There was approximately $20,000 and $40,000 in expenses, respectively, with this vendor in 2020 and 2019. The spouse became an employee of the Corporation in July 2020, so there will be no further activity with this vendor going forward.

As discussed in Note 7, Leases, the Corporation has a finance lease for the animal facility with Dakota Ag Properties. Dakota Ag Investments (part of Dakota Ag Properties) is a shareholder and owner of the Corporation.

As discussed in Note 7, Leases, the Corporation leases laboratory space from Sanford Health (which is a shareholder of the Corporation). Since the Corporation operates out of a building it shares with Sanford Health, the Corporation utilizes Sanford Health’s food services, medical services (shots and exams), and research services, as needed. Not including the lease payments, the combined expense of these services was approximately $152,000 and $190,000, respectively, for the years ended December 31, 2020 and 2019. The Corporation had approximately $10,000 in related party payables with Sanford Health as of December 31, 2020. There were no related party payables as of December 31, 2019.

TK Concept was engaged by the Corporation for business consulting in 2019. The owner is a member of the board of directors. There was approximately $42,500 in expense with this vendor in 2019. There were no consulting expenses in 2020.

As discussed in Note 9, Debt, on February 24, 2016, the Corporation entered into a loan agreement with CLC for a $3.0 million revolving line of credit secured by a blanket security interest in the assets of the Corporation. The principal owners of CLC are owners, members of the board of directors, and employees of the Corporation. In July 2020, the note payable was paid in full. Please refer to Note 9, Debt, for additional information.

(14) Employee Benefit Plan

The Corporation sponsors a defined contribution retirement plan. All the Corporation’s employees are eligible to be enrolled in the employer-sponsored contributory retirement savings plan, which include features under Section 401(k) of the Internal Revenue Code of 1986, as amended, and provides for Corporation matching contributions. The Corporation’s contributions to the plan are determined by its Board of Directors, subject to certain minimum requirements specified in the plan. For the years ended December 31, 2020 and December 31, 2019 the Corporation made matching contributions of 100% on 3% of the employee contributions, with an additional 50% match on the next 2% of employee contributions, resulting in approximately $188,000 and $139,000, respectively, of matching contributions paid by the Corporation.

SAB BIOTHERAPEUTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15) Commitments and Contingencies

The Corporation is not involved in any legal proceedings, investigations and claims which are expected to have a material adverse effect on its financial condition, results of operations or liquidity.

(16) Joint Development Agreement

In June 2019, the Corporation entered into a joint development agreement with the University of South Dakota Research Park, Inc. (“USDRP”) for the construction of a multi-tenant office building and a manufacturing building. Pursuant to the agreement, the Corporation also entered into a lease agreement for 41,195 square feet of leasable area located in the building. The lease will commence upon completion of the building for an initial term of 12 years at a monthly payment of approximately $118,000. Aurochs, LLC, a wholly owned subsidiary, was founded to manage the construction funds for this project. All pre-construction costs up to a budgeted $2.7 million were paid directly by the Corporation and reimbursed by USDRP. As of December 31, 2019, the Corporation had approximately $1.14 million in pre-construction costs recorded as a receivable from USDRP, with approximately $1.14 million in related payables for these pre-construction costs. As of December 31, 2020, USDRP has spent approximately $2.12 million in design costs for this facility, with approximately $580,000 of the $2.7 million budget remaining. There were no receivables or payables for this project as of December 31, 2020. USDRP and the Corporation intend to secure outside funding for all expenses incurred after the pre-construction phase. If funding cannot be secured to finance the construction of this facility, the Corporation will not be required to refund any of the design costs incurred to date. Due to the work around SARS-2 and the JPEO contract (please refer to Note 4, Revenue, for additional information), this project is on hold until 2021.

(17) Subsequent Events

In the preparation of the Corporation’s consolidated financial statements, the Corporation completed an evaluation of the impact of subsequent events through June 17, 2021, which represents the date these consolidated financial statements were available for issuance.

In February 2021, the Corporation submitted a forgiveness application related to its PPP Loan. In March 2021, the SBA approved the forgiveness of the PPP Loan, plus accrued interest.

In April 2021, the Corporation entered into agreements that included other commitments of $4.5 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On October 22, 2021, the Company, BCYP and Merger Sub, consummated the Business Combination. In connection with the closing of the Business Combination, BCYP changed its name from Big Cypress Acquisition Corp. to SAB Biotherapeutics, Inc.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 and for the nine months ended September 30, 2021 present the combination of the financial information of BCYP and OLD SAB after giving effect to the Business Combination, Any adjustments thereto are described in the accompanying notes.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 and for the nine months ended September 30, 2021 gives pro forma effect to the Business Combination as if it had occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of September 30, 2021 gives pro forma effect to the Business Combination as if it were completed on September 30, 2021.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this prospectus and incorporated herein by reference:

•

The historical unaudited condensed financial statements of BCYP as of and for the nine months ended September 30, 2021 and the historical audited financial statements of BCYP as of and for the year ended December 31, 2020; and

•

The historical unaudited condensed financial statements of OLD SAB as of and for the nine months ended September 30, 2021 and the historical audited financial statements of OLD SAB as of and for the year ended December 31, 2020.

The unaudited pro forma condensed combined financial information should also be read together with the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other information included elsewhere in the prospectus, which is incorporated herein by reference.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what OLD SAB’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Description of the Business Combination

On the Closing Date, Merger Sub merged with and into OLD SAB, with OLD SAB as the surviving company in the Merger, and, after giving effect to such Merger, OLD SAB was renamed SAB Sciences, Inc. and became a wholly-owned subsidiary of BCYP and (ii) BCYP changed its name to “SAB Biotherapeutics, Inc.” In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Effective Time (i) each share of common stock and preferred stock of OLD SAB outstanding as of immediately prior to the

Effective Time was exchanged for shares common stock based on the agreed upon Equity Value and a conversion rate of $10.10; (ii) each outstanding vested and unvested option to purchase shares of OLD SAB common stock was exchanged for a comparable option to purchase common stock, based on the Equity Value and a conversion rate of $10.10; and (iii) holders of vested options to purchase shares of OLD SAB common stock received, in the aggregate, 1,507,124 Earnout RSUs related to shares of common stock. Additionally, holders of OLD SAB common stock and preferred stock are entitled to the Earnout Shares that were issued into escrow at the Closing, which will be released if certain conditions are met within the Earnout Period. The total number of Earnout Shares and shares underlying the Earnout RSUs equaled 12,000,000 shares of common stock, in the aggregate.

Accounting for the Business Combination

The Business Combination is accounted for as a reverse recapitalization in conformity with GAAP. Under this method of accounting, BCYP is treated as the “acquired” company for financial reporting purposes. This determination was primarily based on OLD SAB’s stockholders comprising a relative majority of the voting power of the Company, OLD SAB’s operations prior to the acquisition comprising the only ongoing operations of the Company, the majority of OLD SAB’s board of directors being appointed by the Company, and OLD SAB’s senior management comprising a majority of the senior management of the Company. Accordingly, for accounting purposes, the financial statements of the Company represent a continuation of the financial statements of OLD SAB with the Business Combination being treated as the equivalent of the Company issuing stock for the net assets of BCYP, accompanied by a recapitalization. The net assets of BCYP will be stated at historical costs, with no goodwill or other intangible assets recorded.

Other Events in Connection with the Business Combination

On October 20, 2021, at a special meeting of BCYP stockholders, the Business Combination was approved. In connection with this vote, shareholders exercised their rights to redeem 8,030,289 shares of BCYP common stock at a price of approximately $10.10 per share. Approximately $81.1 million from the Trust Account was used to pay the stockholders. In addition, approximately $13.1 million from the Trust Account was escrowed pursuant to that certain Forward Share Purchase Agreement entered into by and between BCYP and Radcliffe SPAC Master Fund, L.P., a Cayman Islands limited partnership (“Radcliffe”). The remaining amount of approximately $21.9 million was released to the Company.

Basis of Pro Forma Presentation

The following unaudited pro forma combined condensed consolidated financial statements are based on the separate historical financial statements of SAB Biotherapeutics and BCYP after giving effect to the Business Combination, including pro forma assumptions and adjustments related to the merger, as described in the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements. The unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2021, is presented as if the merger had occurred on September 30, 2021. The unaudited pro forma combined condensed consolidated statement of operations for the nine months ended September 30, 2021, and the year ended December 31, 2020, gives effect to the merger, as if it had been completed on January 1, 2020. The historical financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the merger and, with respect to the statement of operations only, expected to have a continuing impact on consolidated results of operations.

The unaudited pro forma combined condensed consolidated statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the merger, as they are nonrecurring in nature. However, the unaudited pro forma combined condensed consolidated balance sheet includes a pro forma adjustment to reduce cash and shareholders’ equity to reflect the payment of certain anticipated merger costs.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of BCYP and SAB Biotherapeutics, adjusted to give effect to the Merger and other events contemplated by the Business Combination Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of September 30, 2021, combines the unaudited adjusted balance sheet of BCYP with the historical unaudited condensed consolidated balance sheet of SAB Biotherapeutics on a pro forma basis as if the Merger and the other events contemplated by the Business Combination Agreement, summarized below, had been consummated on September 30, 2021.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021, combines the historical unaudited statement of operations of BCYP with the historical unaudited consolidated statement of operations of SAB Biotherapeutics for the nine months ended September 30, 2021, and the year ended December 31, 2020 combines the historical audited statement of operations of BCYP for the period from November 12, 2020 (inception) through December 31, 2020 with the historical audited consolidated statement of operations of SAB Biotherapeutics for the year ended December 31, 2020, giving effect to the transaction as if the Merger and other events contemplated by the Business Combination Agreement had been consummated on January 1, 2020.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that BCYP believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. BCYP believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of BCYP and SAB Biotherapeutics.

Pursuant to the Business Combination Agreement dated June 21, 2021, and as amended on August 12, 2021, between BCYP and SAB Biotherapeutics, Inc. the Business Combination was consummated on October 22, 2021. Upon closing of the Business combination, Big Cypress Merger Sub merged with SAB Biotherapeutics, with SAB Biotherapeutics as the surviving company of the Merger. Upon closing of the Business Combination, Big Cypress Acquisition Corp. changed its name to “SAB Biotherapeutics, Inc.”. The Business Combination was accounted for as a reverse merger in which SAB Biotherapeutics issued stock for the net assets of BCYP, accompanied by a recapitalization. The net assets of BCYP are stated at historical cost, with no goodwill or other intangible assets recorded upon closing. Historical operations will be those of SAB Biotherapeutics Inc.

The aggregate consideration paid to SAB Biotherapeutics, Inc. upon the closing of the Merger was 36,465,343 shares of New SAB Biotherapeutics common stock. The unaudited pro forma condensed combined financial information contained herein incorporates the results of BCYP’s shareholders having elected to redeem 8,030,289 shares of their Public Shares for $81,111,920 in cash based upon actual redemptions.

SAB Biotherapeutics, Inc. and Subsidiaries and Big Cypress Acquisition Corp.

Unaudited Pro Forma Condensed Combined Balance Sheet

(In thousands)

As of September 30, 2021

	As of September 30, 2021				As of September 30, 2021
	SAB Biotherapeutics, Inc and Subsidiaries (Historical)	Big Cypress Acquisition Corp (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$10,751	$668	$27,756	A	$29,954
			(5,000)	B
			(4,221)	C
Cash held in trust	—	—	7,291	A	7,291
Accounts receivable, net	10,213	—	—		10,213
Prepaid expenses and other current assets	944	103	—		1,047

Total current assets	21,908	771	25,826		48,505
Non-current assets:
Marketable securities held in Trust Account	—	116,158	(116,158)	A	—
Equipment, net	22,568	—	—		22,568
Deferred offering costs	—	—	—		—
Operating lease right-of-use assets	2,590	—	—		2,590
Finance lease right-of-use assets	4,065	—	—		4,065

Total non-current assets	29,223	116,158	(116,158)		29,223

TOTAL ASSETS	$51,131	$116,929	$(90,332)		$77,728

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
Accounts payable	$4,123	$322	$—		$4,445
Notes payable – current portion	24	—	—		24
Operating lease liabilities, current portion	1,035	—	—		1,035
Finance lease liabilities, current portion	180	—	—		180
Due to related party	—	—	—		—
Deferred grant income	100	—	—		100
Accrued expenses and other current liabilities	5,009	—	—		5,009

Total current liabilities	10,471	322	—		10,793
Non-current liabilities:
Operating lease liabilities, noncurrent	1,754	—	—		1,754
Finance lease liabilities, noncurrent	3,803	—	—		3,803
Notes payable, noncurrent	25		—		25
Warrant liability	—	5,529	—		5,529
Deferred underwriting fee	—	4,221	(4,221)	C	—
					—
Earnout liability	—	—	—	F	—

Total non-current liabilities	5,582	9,750	(4,221)		11,111

Total liabilities	16,053	10,072	(4,221)		21,904

	As of September 30, 2021				As of September 30, 2021
	SAB Biotherapeutics, Inc and Subsidiaries (Historical)	Big Cypress Acquisition Corp (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
COMMITMENTS AND CONTINGENCIES
Temporary equity:
Common stock subject to possible redemption	—	116,150	(116,150)	A	—

Stockholders’ equity (deficit):
Series A Preferred stock	1	—	(1)	E	—
Series A-1 Preferred stock	—	—	—		—
Series A-2 Preferred stock	—	—	—		—
Series A-2A Preferred stock	—	—	—		—
Series B Preferred stock	—	—	—		—
Common stock	4	—	3	E	7
				G
Additional paid-in capital	52,650	—	35,039	A	73,394
			(9,293)	D
			(2)	E
			(5,000)	B
			2,500	G
			(2,500)	G
Retained earnings (deficit)	(17,577)	(9,293)	9,293	D	(17,577)
			—
			—	F

Total stockholders’ equity (deficit)	35,078	(9,293)	(86,111)		55,824

TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)	$51,131	$116,929	$(90,332)		$77,728

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2021, are as follows:

(A)

Reflects the reclassification of marketable securities held in the BCYP Trust Account to cash, restricted cash held in escrow related to a put option on the New SAB Biotherapeutics’ shares and the reclassification of common stock to permanent equity based on actual redemptions.

(B)

Represents preliminary estimated direct and incremental transaction costs to be incurred. These costs are accounted as a reduction in the combined cash account with a corresponding reduction in APIC consistent with the treatment described in SEC Staff Accounting Bulletin Topic 5.A.

(C)	Reflects the settlement of the deferred underwriting fee.

(D)	Represents recapitalization of BCYP’s historical accumulated deficit.

(E)	Represents recapitalization of historical amounts.

(F)

Represents the potential earnout SAB shareholders could receive in the merged company under the Business Combination Agreement. Since the earnout is accounted for as an equity transaction, there is no change in equity as the entry would be to deemed dividends and APIC.

(G)	Issuance of Company shares in lieu of cash for professional services related to the transaction

SAB Biotherapeutics, Inc. and Subsidiaries and Big Cypress Acquisition Corp.

Unaudited Pro Forma Condensed Combined Statement of Operations

(In thousands, except share and per share amounts)

For the nine months ended September 30, 2021

	For the Nine Months Ended September 30, 2021		Transaction Accounting Adjustments		For the Nine Months Ended September 30, 2021
	SAB Biotherapeutics, Inc and Subsidiaries (Historical)	Big Cypress Acquisition Corp (Historical)			Pro Forma Combined
Revenue:
Revenue	$49,818	$—	$—		$49,818
Operating costs and expenses:
Formation and operating costs	—	704	—		704
Research and development	46,536	—	—		46,536
General and administrative	9,332	—	—		9,332

Total operating costs and expenses	55,868	704	—		56,572

Gain on sale of assets	—	—	—		—

Loss from operations	(6,050)	(704)	—		(6,754)

Other income (expense):
Other income (expense):	670	—	—		670
Interest income (expense)	15	8	(8)	AA	15
Interest expense	(228)	—	—		(228)
Offering costs allocated to warrants	—	(360)	—		(360)
Change in the fair value of warrants	—	1,496	—		1,496

Total other income (expense)	457	1,144	(8)		1,593

Net (loss) income	(5,593)	440	(8)		(5,161)

Income tax provision	—	—	—		—

Net (loss) income	$(5,593)	$440	$(8)		$(5,161)

	Historical Weighted- Average Shares Outstanding	Historical Weighted- Average Shares Outstanding	Pro Forma Weighted- Average Shares Outstanding
Weighted common shares outstanding – basic	35,216,000	14,224,714	43,474,777
Weighted common shares outstanding – diluted	35,216,000	14,224,714	43,474,777
Basic net (loss) income per share	$(0.16)	$0.03	$(0.12)
Diluted net (loss) income per share	$(0.16)	$0.03	$(0.12)

SAB Biotherapeutics, Inc. and Subsidiaries and Big Cypress Acquisition Corp.

Unaudited Pro Forma Condensed Combined Statement of Operations

(In thousands, except share and per share amounts)

For the year-ended December 31, 2020

	For the Year Ended December 31, 2020			For the Year Ended December 31, 2020
	SAB Biotherapeutics, Inc. and Subsidiaries (Historical)	Big Cypress Acquisition Corp. (Historical)	Transaction Accounting Adjustments	Pro Forma Combined
Revenue:
Revenue	$55,238	$—	$—	$55,238
Operating costs and expenses:
Formation and operating costs	—	9	—	9
Research and development	27,909	—	—	27,909
General and administrative	6,772	—	—	6,772

Total operating costs and expenses	34,681	9	—	34,690

Gain on sale of assets	—	—	—	—

Loss from operations	20,557	(9)	—	20,548

Other income (expense):
Other income (expense):	4	—	—	4
Interest income (expense)	26	—	—	26
Interest expense	(469)	—	—	(469)

Total other income (expense)	(439)	—	—	(439)

Net income (loss)	20,118	(9)	—	20,109

Income tax provision	—	—	—	—

Net income (loss)	$20,118	$(9)	$—	$20,109

	Historical Weighted- Average Shares Outstanding	Historical Weighted- Average Shares Outstanding	Pro Forma Weighted- Average Shares Outstanding
Weighted common shares outstanding – basic	35,216,000	2,500,000	43.474,777
Weighted common shares outstanding – diluted	58,051,614	2,500,000	49,433,377
Basic net income per share	$0.37	$—	$0.46
Diluted net income per share	$0.35	$—	$0.41

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021, and the year ended December 31, 2020, are as follows:

(AA)	Represents the elimination of interest income earned on investments held in Trust Account

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation and Accounting Policies

The Merger will be accounted for as a reverse recapitalization in accordance with GAAP because SAB Biotherapeutics has been determined to be the accounting acquirer under ASC 805. Under this method of accounting, BCYP will be treated as the “acquired” company for financial reporting purposes. Accordingly, the consolidated assets, liabilities and results of operations of SAB Biotherapeutics will become the historical financial statements of New SAB Biotherapeutics, and BCYP’s assets, liabilities and results of operations will be consolidated with SAB Biotherapeutics beginning on the acquisition date. For accounting purposes, the financial statements of New SAB Biotherapeutics will represent a continuation of the financial statements of SAB Biotherapeutics with the Transaction being treated as the equivalent of SAB Biotherapeutics issuing stock for the net assets of BCYP, accompanied by a recapitalization. The net assets of BCYP will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be presented as those of SAB Biotherapeutics in future reports of New SAB Biotherapeutics.

The unaudited pro forma condensed combined financial information reflects all BCYP’s public shareholders that exercised redemption rights with respect to their public shares. A total of 8,030,289 shares were redeemed for an aggregate redemption value of $81,111,920. The resulting redemptions will provide SAB Biotherapeutics with cash at closing of the Business Combination of greater than the $5,000,001 Net Tangible Asset value Pursuant to the Business Combination Agreement.

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of New SAB Biotherapeutics upon consummation of the Merger in accordance with GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The Business Combination Agreement includes an earnout provision whereby the shareholders of SAB Biotherapeutics shall be entitled to receive additional consideration (“Earnout Shares”) if the Company meets certain Volume Weighted Average Price (“VWAP) thresholds, or a change in control with a per share price exceeding the VWAP thresholds within a five-year period immediately following the Closing, which will be held in escrow until the Earnout contingency is resolved.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Merger occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Merger and the other related events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New SAB Biotherapeutics following the completion of the Merger. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. BCYP and SAB Biotherapeutics have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following summarizes the pro forma shares of New SAB Biotherapeutics common stock issued and outstanding immediately after the Merger:

(Number of shares in thousands)

	Shares (1)%
SAB Biotherapeutics, Inc and Subsidiaries Shareholders	36,465	83.9%

Total SAB Biotherapeutics, Inc and Subsidiaries Merger Shares	36,465	83.9%

Total SAB Biotherapeutics, Inc and Subsidiaries Shares	36,465	83.9%

Big Cypress Acquisition Corp Non-Founder Shares	3,470	8.0%
Big Cypress Acquisition Corp Founder Shares	3,292	7.6%

Total Big Cypress Acquisition Corp Shares	6,672	15.6%

Other	248	0.6%

Total Other	248	0.6%

Pro Forma common stock at September 30, 2021	43,475	100.0%

(1)

the table does not include 5.750 million of Public Warrants, 0.2 million of the Private Placement Warrants, 0.6 million of Sponsor Shares subject to vesting and forfeiture, and options to acquire shares of common stock under equity plans following the Merger.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Merger occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of BCYP following the completion of the Merger. The unaudited pro forma adjustments represent BCYP management’s estimates based on information available as of the dates of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The pro forma basic and diluted income per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the Combined Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.

3. Income (loss) per share

Represents the income per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related equity transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of all periods presented.

(In thousands, except share and per share amounts)

For the Year ended December 31, 2020
Pro-Forma Weighted-Shares Outstanding
Pro forma net income	$20,109
Weighted average shares outstanding of common stock – basic	43,474,777
Weighted average shares outstanding of common stock – diluted	49,433,377
Net income per share attributable to common stockholders – basic	$0.46
Net income per share attributable to common stockholders – diluted	$0.41

For the Nine Months ended September 30, 2021
Pro-Forma Weighted-Shares Outstanding
Pro forma net loss	$(5,161)
Weighted average shares outstanding of common stock – basic	43,474,777
Weighted average shares outstanding of common stock – diluted	43,474,777
Net loss per share attributable to common stockholders – basic	$(0.12)
Net loss per share attributable to common stockholders – diluted	$(0.12)

Up to 14,434,301 Shares of Common Stock

Up to 5,958,600 Shares of Common Stock Issuable Upon Exercise of Warrants

PROSPECTUS

December 28, 2021

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.